FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a — 16 or 15d — 16 of

the Securities Exchange Act of 1934

For the month of August 2011

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F  ☑  Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes  ☐  No  ☑

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                  ).

This Report on Form 6-K with respect to our Interim Financial Statements and Notes thereon for the six-month period ended June 30, 2011 is hereby incorporated by reference in the following HSBC Holdings plc registration statements: file numbers 333-10474, 333-92024, 333-102027, 333-103887, 333-104203, 333-109288, 333-113427, 333-127327, 333-126531, 333-135007, 333-143639, 333-145859, 333-155338, 333-158054, 333-158065, 333-162565 and 333-17025.

HSBC HOLDINGS PLC

Interim Report 2011

Certain defined terms

Unless the context requires otherwise, ‘HSBC Holdings’ means HSBC Holdings plc and ‘HSBC’, the ‘Group’, ‘we’, ‘us’ and ‘our’ refers to HSBC Holdings together with its subsidiaries. Within this document, the Hong Kong Special Administrative Region of the People’s Republic of China is referred to as ‘Hong Kong’. When used in the terms ‘shareholders’ equity’ and ‘total shareholders’ equity’, ‘shareholders’ means holders of HSBC Holdings ordinary shares and those preference shares classified as equity. The abbreviations ‘US$m’ and ‘US$bn’ represents millions and billions (thousands of millions) of US dollars, respectively.

Interim financial statements and notes

HSBC’s Interim Consolidated Financial Statements and Notes thereon, as set out on pages 171 to 218, have been prepared in accordance with the Disclosure Rules and Transparency Rules of the Financial Services Authority and International Accounting Standard (‘IAS’) 34 ‘Interim Financial Reporting’ as issued by the International Accounting Standards Board (‘IASB’) and as endorsed by the European Union (‘EU’). The consolidated financial statements of HSBC at 31 December 2010 were prepared in accordance with International Financial Reporting Standards (‘IFRSs’) as issued by the IASB, and as endorsed by the EU. EU-endorsed IFRSs may differ from IFRSs as issued by the IASB if, at any point in time, new or amended IFRSs have not been endorsed by the EU. At 31 December 2010, there were no unendorsed standards effective for the year ended 31 December 2010 affecting the consolidated financial statements at that date, and there was no difference between IFRSs endorsed by the EU and IFRSs issued by the IASB in terms of their application to HSBC. Accordingly, HSBC’s financial statements for the year ended 31 December 2010 were prepared in accordance with IFRSs as issued by the IASB. At 30 June 2011, there were no unendorsed standards effective for the period ended 30 June 2011 affecting these interim consolidated financial statements, and there was no difference between IFRSs endorsed by the EU and IFRSs issued by the IASB in terms of their application to HSBC.

HSBC uses the US dollar as its presentation currency because the US dollar and currencies linked to it form the major currency bloc in which HSBC transacts and funds its business. Unless otherwise stated, the information presented in this document has been measured in accordance with IFRSs.

When reference is made to ‘underlying’ or ‘underlying basis’ in tables or commentaries, comparative information has been expressed at constant currency (see page 10) eliminating the impact of fair value movements in respect of credit spread changes on HSBC’s own debt and adjusted for the effects of acquisitions and disposals.

1	Detailed contents are provided on the referenced pages.

HSBC HOLDINGS PLC

Interim Report 2011

Headquartered in London, HSBC is one of the world’s largest banking and financial services organisations and one of the industry’s most valuable brands. We provide a comprehensive range of financial services to around 89 million customers through two customer groups, Retail Banking and Wealth Management (formerly Personal Financial Services) and Commercial Banking, and two global businesses, Global Banking and Markets and Global Private Banking.

Our international network covers 87 countries and territories in six geographical regions: Europe, Hong Kong, Rest of Asia-Pacific, Middle East and North Africa, North America and Latin America.

With listings on the London, Hong Kong, New York, Paris and Bermuda stock exchanges, shares in HSBC Holdings plc are held by over 220,000 shareholders in 129 countries and territories.

Highlights

•	Profit attributable to ordinary shareholders of US$8.9bn, up 35% on 1H10 and 46% on 2H10.

•	Earnings per share of US$0.51, up 34% on 1H10 and 46% on 2H10.

•	Net assets per share of US$8.59, up 17% on 1H10 and 8% on 2H10.

•	Reported pre-tax profit of US$11.5bn, up 3% on 1H10, and 45% on 2H10.

•	Profitable in all regions, with profits up in Hong Kong, Rest of Asia-Pacific, Latin America, Middle East and North Africa and North America.

•	Cost efficiency ratio of 57.5% compared with 50.9% in 1H10 and 59.9% in 2H10.

•	Return on average ordinary shareholders’ equity of 12.3%, up from 10.4% in 1H10, and 8.9% in 2H10.

•	Dividends declared in respect of 2011 totalling US$0.18 per ordinary share, up 12.5%.

•	Core tier 1 ratio increased from 10.5% to 10.8% during the period, driven by profit generation.

Cover theme

An evening view of the Central Elevated Walkway in Hong Kong’s business district. Used by tens of thousands of commuters every day, this walkway forms a vital artery through the heart of Asia’s pre-eminent financial centre, which hosts over 190 banks and deposit-taking companies from all over the world.

HSBC HOLDINGS PLC

Overview

Financial highlights

Earnings per share US$0.51 – up 34% 30 June 2010: US$0.38 31 December 2010: US$0.35	Dividends per share[1] US$0.21 30 June 2010: US$0.18 31 December 2010: US$0.16	Net assets per share US$8.59 30 June 2010: US$7.35 31 December 2010: US$7.94
For the period
Profit before taxation US$11,474m – up 3% 30 June 2010: US$11,104m 31 December 2010: US$7,933m	Underlying profit before taxation US$11,437m – up 13% 30 June 2010: US$10,109m 31 December 2010: US$8,918m	Total operating income US$42,311m – up 4% 30 June 2010: US$40,672m 31 December 2010: US$39,342m

Net operating income before loan impairment charges and other credit risk provisions US$35,694m 30 June 2010: US$35,551m 31 December 2010: US$32,696m	Profit attributable to ordinary shareholders of the parent company US$8,929m – up 35% 30 June 2010: US$6,629m 31 December 2010: US$6,117m
At the period-end
Loans and advances to customers	Customer accounts	Ratio of customer advances to customer accounts

US$1,038bn – up 8%	US$1,319bn – up 7%	78.7%

30 June 2010: US$893bn 31 December 2010: US$958bn	30 June 2010: US$1,147bn 31 December 2010: US$1,228bn	30 June 2010: 77.9% 31 December 2010: 78.1%

Total equity	Average total shareholders’ equity to average total assets	Risk-weighted assets

US$168bn – up 8%	5.7%	US$1,169bn – up 6%
30 June 2010: US$143bn 31 December 2010: US$155bn	30 June 2010: 5.5% 31 December 2010: 5.5%	30 June 2010: US$1,075bn 31 December 2010: US$1,103bn
Capital ratios
Core tier 1 ratio	Tier 1 ratio	Total capital ratio
10.8%	12.2%	14.9%
30 June 2010: 9.9% 31 December 2010: 10.5%	30 June 2010: 11.5% 31 December 2010: 12.1%	30 June 2010: 14.4% 31 December 2010: 15.2%

Percentage growth rates compare with figures at 30 June 2010 for income statement items and 31 December 2010 for balance sheet items.

HSBC HOLDINGS PLC

Overview (continued)

Performance ratios (annualised)

Credit coverage ratios

Loan impairment charges to total operating income 11.8% 30 June 2010: 17.8% 31 December 2010: 16.1%	Loan impairment charges to average gross customer advances 1.0% 30 June 2010: 1.7% 31 December 2010: 1.4%	Total impairment allowances to impaired loans at period-end 72.2% 30 June 2010: 79.0% 31 December 2010: 71.6%

Return ratios

Return on average invested capital[2] 11.4% 30 June 2010: 9.4% 31 December 2010: 8.2%	Return on average ordinary shareholders’ equity[3] 12.3% 30 June 2010: 10.4% 31 December 2010: 8.9%	Post-tax return on average total assets 0.7% 30 June 2010: 0.6% 31 December 2010: 0.5%	Pre-tax return on average risk-weighted assets 2.0% 30 June 2010: 2.0% 31 December 2010: 1.4%

Efficiency and revenue mix ratios

Cost efficiency ratio[4]	Net interest income to total operating income	Net fee income to total operating income	Net trading income to total operating income
57.5%	47.8%	20.8%	11.4%
30 June 2010: 50.9% 31 December 2010: 59.9%	30 June 2010: 48.6% 31 December 2010: 50.0%	30 June 2010: 20.9% 31 December 2010: 22.5%	30 June 2010: 8.7% 31 December 2010: 9.3%

Share information at the period-end

		Closing market price
US$0.50 ordinary shares in issue	Market capitalisation	London	Hong Kong	American Depositary Share[5]
17,818m	US$177bn	£6.18	HK$77.05	US$49.62
30 Jun 2010: 17,510m	30 Jun 2010: US$161bn	30 Jun 2010: £6.15	30 Jun 2010: HK$72.65	30 Jun 2010: US$45.59
31 Dec 2010: 17,686m	31 Dec 2010: US$180bn	31 Dec 2010: £6.51	31 Dec 2010: HK$79.70	31 Dec 2010: US$51.04

		Total shareholder return[6]
		Over 1 year	Over 3 years	Over 5 years
To 30 June 2011		104.6	104.9	95.6
Benchmarks:
– FTSE 100[7]		124.9	118.4	122.6
– MSCI World[8]		122.3	127.9	132.6
– MSCI Banks[8]		111.0	103.2	77.5

For footnotes, see page 81.

HSBC HOLDINGS PLC

Overview (continued)

Cautionary statement regarding forward-looking statements

This Interim Report 2011 contains certain forward-looking statements with respect to the financial condition, results of operations and business of HSBC. These forward-looking statements represent HSBC’s expectations or beliefs concerning future events and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ, in some instances materially, from those expressed or implied in such statements. For example, certain of the market risk disclosures, some of which are only estimates and, therefore, could be materially different from actual results, are dependent on key model characteristics and assumptions and are subject to various limitations. Certain statements that are not historical facts, such as those that include the words ‘potential’, ‘value at risk’, ‘expects’, ‘anticipates’, ‘objective’, ‘intends’, ‘seeks’, ‘plans’, ‘believes’, ‘estimates’, and similar expressions or variations on such expressions may be considered ‘forward-looking statements’.

Written and/or oral forward-looking statements may also be made in the periodic reports to the US Securities and Exchange Commission, summary financial statements to shareholders, proxy statements, offering circulars and prospectuses, press releases and other written materials and in oral statements made by HSBC’s Directors, officers or employees to third parties, including financial analysts.

Forward-looking statements involve inherent risks and uncertainties. Readers are cautioned that a number of factors could cause actual results to differ, in some instances materially, from those anticipated or implied in any forward-looking statement. Forward-looking statements speak only as of the date they are made, and it should not be assumed that they have been revised or updated in the light of new information or future events. Past performance cannot be relied on as a guide to future performance. Trends and factors that are expected to affect HSBC’s results of operations are described in the ‘Interim Management Report’. A more detailed cautionary statement is given on page 379 of the Annual Report and Accounts 2010.

3a

HSBC HOLDINGS PLC

Overview (continued)

Group Chairman’s Statement

Good progress has been made during the first half of 2011 in setting the necessary course to build further sustainable value from HSBC’s many advantaged positions in attractive markets and customer-facing businesses. The priorities, set out in the Strategy Day which Stuart Gulliver, Group Chief Executive, presented with his team in early May this year, are now being actioned, as Stuart sets out clearly in his review. Against the backdrop of the significant regulatory change which is under way, our clear focus is to concentrate HSBC’s capital allocation and resources on the market segments which we are best able to serve competitively and efficiently.

Our ability to make progress on these strategic issues has been enhanced by a period of relative stability in operating performance as revenue strength in the faster growing economies continued to offset the constraining impact of the wind-down of our exit portfolios. With credit experience also continuing to improve, earnings per share for the first half of 2011 of US$0.51 were 34% higher than those delivered in the first half of last year. The Group Chief Executive’s review describes in more detail the drivers of this encouraging performance.

As foreshadowed when we reported our 2010 results, the Board has declared two interim dividends of US$0.09 per ordinary share in respect of 2011, with the second interim dividend payable on 6 October 2011 to holders of record on 18 August 2011 on the Hong Kong Overseas Branch Register and 19 August 2011 on the Principal Register in the United Kingdom or on the Bermuda Overseas Branch Register. These dividends are 12.5% higher than those declared at the comparable stages last year.

Given the intense current focus amongst the regulatory and political communities on bank capital strength, it is very positive to note both that our capital position strengthened during the period and that we comfortably passed the European Banking Authority’s industry wide stress test, the results of which were made public on 15 July 2011. The Group’s core tier 1 ratio, which is the ratio most critically monitored by regulators, increased to 10.8% at 30 June 2011 from 10.5% at 31 December 2010 and 9.9% at 30 June 2010.

There has been significant further activity on the regulatory reform front in the period. The Independent Commission on Banking in the UK published its Interim Report on 11 April 2011 and we submitted our comments on its preliminary conclusions on 4 July 2011 in line with the timetable laid down. HSBC has been very actively involved in the debate around one of the principal reform ideas raised in this report, namely the concept of structurally ‘ring-fencing’ certain of the core activities contained within UK-incorporated universal banks; in our case this would affect our UK subsidiary, HSBC Bank plc. The objective of ‘ring-fencing’ certain activities from other activities is to facilitate the resolution and continuation of the core activities contained within the ‘ring-fence’, at little or no cost to the taxpayer in the event of a future crisis.

Much of the ongoing debate is around assessing the likely impact of various alternative ‘ring-fencing’ definitions on credit supply to the real economy in the UK and on the competitiveness of UK-incorporated banks. We believe the critical judgements ultimately to be made must consider two principal factors. The first of these is how any restructuring will likely affect the quantum and cost of credit supply to the real economy. The second is whether the benefit of this incremental restructuring – on top of the aggregate of all the reform measures already in hand under Basel III and EU directives – outweighs the considerable cost and time commitment involved.

In another major new development, the Basel Committee and the Financial Stability Board have now issued consultation documents concerning additional capital requirements for banks identified as global systemically important financial institutions. Incremental common equity of between 1% and 2.5% of risk-weighted assets on top of Basel III requirements is being proposed. We expect HSBC will fall at the higher end of incremental capital requirements. This level of capital is consistent with the expectation of Basel III common

HSBC HOLDINGS PLC

Overview (continued)

equity tier 1 ratio levels of between 9.5% and 10.5% referred to in our Annual Report and Accounts 2010.

The pace and quantum of regulatory reform continues to increase at the same time as the global economy appears to be losing momentum in its recovery. We are concerned about the possible pro-cyclical impacts of further deleveraging of the global economy arising from the regulatory reform agenda, at the same time as sovereign credit concerns and fiscal consolidation challenges become more critical.

Financial markets globally will likely be volatile over the rest of this year and into 2012 as participants assess and react to the possibility of political constraints preventing timely or optimal economic decisions. The global economy is currently facing many such situations, ranging from reaching a sustainable solution to eurozone sovereign indebtedness through dealing with the impact of inflationary pressures and commodity price increases on developing economies, supporting social reform and cohesion in the Middle East, balancing the growth imperative in the faster-growing economies with the consequences of asset price bubbles and, most importantly, negotiating a long-term framework for budget discipline and related financing in the United States.

Finally, I am delighted to report how effectively the new management team under the leadership of Stuart Gulliver is working together and making progress, under the governance and supervision of the Board, in delivering the strategic agenda which has been agreed. There is much to do and, as noted above, the current economic backdrop contains many challenges. However, the mood in the organisation is upbeat and there is real commitment and enthusiasm to tackle the tasks ahead of us.

D J Flint, Group Chairman

1 August 2011

HSBC HOLDINGS PLC

Overview (continued)

Group Chief Executive’s Review

HSBC’s financial performance improved.

•	Reported profit before tax was US$11.5bn, up 3% from 1H10 and 45% from 2H10.

•	Profit attributable to ordinary shareholders was US$8.9bn, up 35% from 1H10 and 46% from 2H10.

•	Return on average ordinary shareholders’ equity was 12.3%, up from 10.4% in 1H10 and 8.9% in 2H10.

•	The cost efficiency ratio was 57.5%, up from 50.9% in 1H10 but down from 59.9% in 2H10.

•	The advances-to-deposits ratio was 78.7%, up from 77.9% in 1H10 and 78.1% in 2H10.

•	We declared two interim dividends in respect of 2011 totalling US$0.18 per ordinary share, up 12.5% year on year.

•	The core tier 1 capital ratio was 10.8% at 30 June 2011, compared with 10.5% at 31 December 2010.

Progress on strategy

HSBC’s global network covers the majority of world trade and capital flows, and provides access to faster-growing economies as well as the mature economies where wealth is stored. In May, we articulated our strategy to become the world’s leading international bank by building on this distinctive position to leverage global economic and demographic trends. We also outlined our plans to deploy capital more efficiently, to improve cost efficiency and to target growth in selected markets. We are making progress in all three areas:

•

First, as a result of our portfolio review and application of a five-filter framework, we announced a number of closures and disposals. These included the closure of our retail businesses in Russia and Poland and the disposal of three insurance businesses. More materially, in the US we are progressing the strategic review of our credit card business, and announced the disposal of 195 non-strategic branches, principally in upstate New York.

•

Second, we are targeting US$2.5-3.5bn of sustainable cost savings by 2013. Since the start of 2011, we have begun operational restructurings in Latin America, the US, the UK, France and the Middle East which will reduce headcount by around 5,000. We launched a programme to reduce the costs of our head office and global support functions. We also initiated more efficient business operating models for Commercial Banking and Retail Banking and Wealth Management. We expect there will be some 25,000 job losses by the end of 2013, although we plan to recruit in support of our strategic initiatives.

•

Third, we continued to position the business for growth. We increased revenues in target markets and we made progress in wealth management, where we saw higher investment income, especially in Asia, and funds under management in Global Asset Management reached a record high at the end of the period.

Revenues

•	At US$35.7bn, total Group revenues were stable compared with 1H10 and up 9% compared with 2H10.

•	We recorded double-digit revenue growth in Hong Kong, Rest of Asia-Pacific and Latin America compared with 1H10.

•

As we had forecast, revenue declined in the US as we continued to manage down balances in the run-off portfolios, and in Balance Sheet Management as positions matured. Along with many peers, we saw weaker Credit and Rates revenues in Europe in Global Banking and Markets.

Loan impairment charges

•	Loan impairment charges were US$5.3bn compared with US$7.5bn in 1H10 and US$6.5bn in 2H10.

•	Most of the improvement was in the US. The Consumer Finance run-off and Cards portfolios

HSBC HOLDINGS PLC

Overview (continued)

recorded lower balances as well as improved delinquency rates, although we saw a slowing of delinquency trend improvements in the second quarter.

•	In Global Banking and Markets, loan impairment charges and other credit risk provisions were lower.

Cost efficiency

•

The cost efficiency ratio rose from 50.9% to 57.5% compared with 1H10. Reflecting strategic investment in the business, key drivers behind the increase were higher staff numbers, wage inflation, and other costs related to business growth. We also reported a number of notable cost items during the period.

•	The cost efficiency ratio fell compared with 59.9% in 2H10 as we controlled discretionary spend and took action to make sustainable savings.

•	Significantly, on a quarterly basis, the cost efficiency ratio was 54.4% in 2Q11, lower than in each of the previous three quarters.

Balance sheet

•	Compared with year-end 2010, customer account balances increased by 7% or US$91.3bn to US$1.3 trillion, with most of the increase in Europe and Asia.

•

Compared with year-end 2010, total customer loan balances increased by 8% or US$79.5bn to US$1.0 trillion, rising in all regions except North America, where we managed down balances in the Consumer Finance portfolios.

•	The core tier 1 ratio increased during the period from 10.5% at the end of 2010 to 10.8%, driven primarily by profit generation.

Economic outlook

We remain positive on the outlook for emerging markets. We expect a soft landing in China and we believe Hong Kong is well-equipped to mitigate overheating pressures. We expect continued growth in the rest of Asia-Pacific and Latin America and take comfort from the focus of the authorities on managing inflationary pressures. In the Middle East, the outlook for the Gulf Cooperation Council economies is also positive.

In the developed world, growth in the US and Europe is likely to remain sluggish as long as the impact of high debt levels and government budget cuts weigh on economic activity. In the UK, we remain concerned that regulatory actions being contemplated and the ongoing regulatory uncertainty will constrain the supply of credit to the real economy and contribute to sub-par economic growth.

In closing, I would add that I am pleased with these results, which mark a first step in the right direction on what will be a long journey.

S T Gulliver, Group Chief Executive

1 August 2011

HSBC HOLDINGS PLC

Overview (continued)

Principal activities

HSBC is one of the largest banking and financial services organisations in the world, with a market capitalisation of US$177bn at 30 June 2011.

Through our subsidiaries and associates, we provide a comprehensive range of banking and related financial services. Headquartered in London, we operate through long-established businesses and have an international network of around 7,500 offices in 87 countries and territories in six geographical regions: Europe, Hong Kong, Rest of Asia-Pacific, Middle East and North Africa (‘MENA’), North America and Latin America. Within these regions, a comprehensive range of financial services is offered to personal, commercial, corporate, institutional, investment and private banking clients. Services are delivered primarily by domestic banks, typically with large retail deposit bases.

HSBC’s values

The role of HSBC’s values in daily operating practice has taken on increased significance in the context of the global financial crisis, with changes to regulatory policy, investor confidence and society’s view of the role of banks. We expect our executives and staff to act with courageous integrity in the execution of their duties.

HSBC’s values are being:

•	dependable and doing the right thing;

•	open to different ideas and cultures; and

•	connected with our customers, communities, regulators and each other.

We have strengthened our values-led culture by embedding HSBC’s values into our operating standards, training, development and employee induction, and through the personal sponsorship of senior executives. These initiatives will continue in 2011 and beyond.

Strategic direction

HSBC’s objective is to deliver sustainable long-term value to shareholders through consistent earnings and superior risk-adjusted returns. We have a clear strategy to become the leading international bank, based on two main elements which are aligned with the key trends shaping the global economy:

•	international connectivity – we are strengthening our presence in those markets and businesses that are most relevant to global trade and capital flows; and

•

economic development and wealth creation – we are investing to capture wealth creation in the selected markets and focusing on retail banking only in those markets where we can achieve profitable scale.

To deliver on our strategy, we are taking action in three areas:

•	Capital deployment – we are improving the way we deploy capital as part of our efforts to achieve our targeted return on equity of 12% to 15% over the business cycle. We have introduced a strategic framework assessing each of our businesses on a set of five strategic evaluation criteria, namely international connectivity, economic development, profitability, cost efficiency and liquidity. The results of this review determine whether we invest in, turn around, continue with or exit businesses;

•	Cost efficiency – we have launched a transformation programme to achieve sustainable cost savings of between US$2.5bn and US$3.5bn over the next three years. Sustainable cost savings are intended to facilitate self-funded growth in key markets and investment in new products, processes and technology, and provide a buffer against regulatory and inflationary headwinds; and

•	Growth – we continue to position ourselves for growth. We are increasing our relevance in fast-growing markets and in wealth management, and are improving the collaboration between our international network of businesses, particularly between Commercial Banking and Global Banking and Markets.

The objectives and incentives of management are aligned to delivering the strategy. Progress is measured through our quarterly financial performance and will be reviewed at the annual Strategy Investor Day.

HSBC HOLDINGS PLC

Overview (continued)

Top and emerging risks

All of our activities involve, to varying degrees, the measurement, evaluation, acceptance and management of risk or combinations of risks which we assess on a Group-wide basis. We classify certain risks as ‘top’ or ‘emerging’. A ‘top risk’ is a current, visible risk with the potential to have a material effect on our financial results or our reputation. An ‘emerging risk’ is one with large unknown components which could have a material impact on our long-term strategy. Top and emerging risks are viewed as falling under the following four broad categories:

•	challenges to our business operations;

•	challenges to our governance and internal control systems;

•	macro-economic and geopolitical risk; and

•	macro-prudential and regulatory risks to our business model.

The top and emerging risks are summarised below:

Challenges to our business operations
•	Challenges to our operating model in an economic downturn (in developed countries) and rapid growth (in emerging markets)
•	Internet crime and fraud
Challenges to our governance and internal control systems
•	Level of change creating operational complexity
•	Information security risk
Macro-economic and geopolitical risk
•	Eurozone crisis, US deficit and elevated risk from potentially overheating economies in emerging markets
•	Increased geopolitical risk in the Middle East and North Africa
Macro-prudential and regulatory risks to our business model
•	Regulatory change impacting our business model and Group profitability
•	Regulatory and legislative requirements affecting conduct of business

A detailed account of HSBC’s challenges and uncertainties is provided on pages 84 to 88. Further comments on expected risks and uncertainties are made throughout the Interim Management Report, particularly in the section on Risk.

Basis of preparation

The results of customer groups and global businesses are presented in accordance with the accounting policies used in the preparation of HSBC’s consolidated financial statements. Our operations are closely integrated and, accordingly, the presentation of customer group and global business data includes internal allocations of certain items of income and expense. These allocations include the costs of certain support services and Group Management Office (‘GMO’) functions, to the extent that these can be meaningfully attributed to operational business lines. While such allocations have been made on a systematic and consistent basis, they necessarily involve a degree of subjectivity.

Where relevant, income and expense amounts presented include the results of inter-segment funding as well as inter-company and inter-business line transactions. All such transactions are undertaken on arm’s length terms.

HSBC HOLDINGS PLC

Interim Management Report

Financial summary

Reconciliation of reported and underlying profit before tax

In addition to results reported on an IFRSs basis, we measure our performance internally on a like-for-like basis by eliminating the effects of foreign currency translation differences, acquisitions and disposals of subsidiaries and businesses, and fair value movements on own debt attributable to credit spread where the net result of such movements will be zero upon maturity of the debt; all of which distort period-on-period comparisons. We refer to this as our underlying performance.

Reported results include the effects of the above items. They are excluded when monitoring progress against operating plans and past results because management believes that the underlying basis more accurately reflects operating performance.

Constant currency

Constant currency comparatives for the half-years to 30 June 2010 and 31 December 2010, used in the 2011 commentaries, are computed by retranslating into US dollars for non-US dollar branches, subsidiaries, joint ventures and associates:

•	the income statements for the half-years to 30 June 2010 and 31 December 2010 at the average rates of exchange for the half-year to 30 June 2011; and
•	the balance sheets at 30 June 2010 and 31 December 2010 at the rates of exchange ruling at 30 June 2011.

No adjustment has been made to the exchange rates used to translate foreign currency-denominated assets and liabilities into the functional currencies of any HSBC branches, subsidiaries, joint ventures or associates.

When reference is made to ‘constant currency’ in tables or commentaries, comparative data reported in the functional currencies of HSBC’s operations have been translated at the appropriate exchange rates applied in the current period on the basis described above.

Underlying performance

The tables below compare our underlying performance for the half-year to 30 June 2011 with the half-years to 30 June 2010 and 31 December 2010. Equivalent tables are provided for each of HSBC’s customer groups, global businesses and geographical segments on www.hsbc.com and on pages 37a and 79a.

The foreign currency translation differences reflect the relative weakening of the US dollar against most major currencies.

The following acquisitions and disposals were adjusted for in arriving at the underlying comparison:

•	the gain of US$62m on reclassification of Bao Viet Holdings (‘Bao Viet’) from an available-for-sale asset to an associate in January 2010;

•	the gain of US$66m on sale of our stake in Wells Fargo HSBC Trade Bank in March 2010;

•	the gain of US$107m on disposal of HSBC Insurance Brokers Limited in April 2010;

•

the dilution gains which arose on our holding in Ping An Insurance (Group) Company of China, Limited (‘Ping An’) following the issue of share capital to third parties in both May 2010 and June 2011 of US$188m and US$181m, respectively;

•	the loss on the sale of our investment in British Arab Commercial Bank plc in 2010;

•	the gain of US$74m on the deconsolidation of private equity funds following the management buy-out of Headland Capital Partners Ltd (formerly known as HSBC Private Equity (Asia) Ltd) in November 2010;

•	the operating results of Eversholt Rail Group for the half year to 30 June 2010 and the gain on the sale of US$255m in December 2010.

HSBC HOLDINGS PLC

Interim Management Report (continued)

Reconciliation of reported and underlying profit before tax

	Half-year to 30 June 2011 (‘1H11’) compared with half-year to 30 June 2010 (‘1H10’)
	1H10 as reported US$m	1H10 adjust- ments[9] US$m	Currency translation[1][0] US$m	1H10 at 1H11 exchange rates[1][1] US$m	1H11 as reported US$m	1H11 adjust- ments[9] US$m	1H11 under- lying US$m	Re- ported change[1][2] %	Under- lying change[1][2] %
HSBC

Net interest income	19,757	17	698	20,472	20,235	–	20,235	2	(1)
Net fee income	8,518	(50)	288	8,756	8,807	–	8,807	3	1
Changes in fair value[13]	1,074	(1,074)	–	–	(143)	143	–
Other income[14]	6,202	(404)	254	6,052	6,795	(180)	6,615	10	9

Net operating income[15]	35,551	(1,511)	1,240	35,280	35,694	(37)	35,657	–	1

Loan impairment charges and other credit risk provisions	(7,523)	–	(176)	(7,699)	(5,266)	–	(5,266)	30	32

Net operating income	28,028	(1,511)	1,064	27,581	30,428	(37)	30,391	9	10

Operating expenses	(18,111)	148	(737)	(18,700)	(20,510)	–	(20,510)	(13)	(10)

Operating profit	9,917	(1,363)	327	8,881	9,918	(37)	9,881	–	11

Share of profit in associates and joint ventures	1,187	–	41	1,228	1,556	–	1,556	31	27

Profit before tax	11,104	(1,363)	368	10,109	11,474	(37)	11,437	3	13

By geographical region

Europe	3,521	(594)	140	3,067	2,147	71	2,218	(39)	(28)
Hong Kong	2,877	(56)	(3)	2,818	3,081	–	3,081	7	9
Rest of Asia-Pacific	2,985	(188)	151	2,948	3,742	(178)	3,564	25	21
Middle East and North Africa	346	47	(5)	388	747	4	751	116	94
North America	492	(572)	29	(51)	606	66	672	23
Latin America	883	–	56	939	1,151	–	1,151	30	23

Profit before tax	11,104	(1,363)	368	10,109	11,474	(37)	11,437	3	13

By customer group and global business

Retail Banking and Wealth Management[16]	1,352	(3)	85	1,434	3,126	–	3,126	131	118
Commercial Banking	3,204	(116)	99	3,187	4,189	–	4,189	31	31
Global Banking and Markets[16]	5,452	80	183	5,715	4,811	–	4,811	(12)	(16)
Global Private Banking	556	–	5	561	552	–	552	(1)	(2)
Other	540	(1,324)	(4)	(788)	(1,204)	(37)	(1,241)		(57)

Profit before tax	11,104	(1,363)	368	10,109	11,474	(37)	11,437	3	13

HSBC HOLDINGS PLC

Interim Management Report (continued)

Reconciliation of reported and underlying profit before tax (continued)

	Half-year to 30 June 2011 (‘1H11’) compared with half-year to 31 December 2010 (‘2H10’)
	2H10 as reported US$m	2H10 adjust- ments[9] US$m	Currency translation[1][0] US$m	2H10 at 1H11 exchange rates[1][7] US$m	1H11 as reported US$m	1H11 adjust- ments[9] US$m	1H11 under- lying US$m	Re- ported change[1][2] %	Under- lying change[1][2] %
HSBC

Net interest income	19,684	1	424	20,109	20,235	–	20,235	3	1
Net fee income	8,837	–	195	9,032	8,807	–	8,807	–	(2)
Changes in fair value[1][3]	(1,137)	1,137	–	–	(143)	143	–	87	–
Other income[14]	5,312	(334)	123	5,101	6,795	(180)	6,615	28	30

Net operating income[15]	32,696	804	742	34,242	35,694	(37)	35,657	9	4

Loan impairment charges and other credit risk provisions	(6,516)	–	(116)	(6,632)	(5,266)	–	(5,266)	19	21

Net operating income	26,180	804	626	27,610	30,428	(37)	30,391	16	10

Operating expenses	(19,577)	–	(471)	(20,048)	(20,510)	–	(20,510)	(5)	(2)

Operating profit	6,603	804	155	7,562	9,918	(37)	9,881	50	31

Share of profit in associates and joint ventures	1,330	(1)	27	1,356	1,556	–	1,556	17	15

Profit before tax	7,933	803	182	8,918	11,474	(37)	11,437	45	28

By geographical region

Europe	781	518	52	1,351	2,147	71	2,218	175	64
Hong Kong	2,815	(74)	(5)	2,736	3,081	–	3,081	9	13
Rest of Asia-Pacific	2,917	1	83	3,001	3,742	(178)	3,564	28	19
Middle East and North Africa	546	(5)	(4)	537	747	4	751	37	40
North America	(38)	363	19	344	606	66	672		95
Latin America	912	–	37	949	1,151	–	1,151	26	21

Profit before tax	7,933	803	182	8,918	11,474	(37)	11,437	45	28

By customer group and global business

Retail Banking and Wealth Management[16]	2,487	–	51	2,538	3,126	–	3,126	26	23
Commercial Banking	2,886	(3)	54	2,937	4,189	–	4,189	45	43
Global Banking and Markets[16]	3,763	(331)	65	3,497	4,811	–	4,811	28	38
Global Private Banking	498	–	3	501	552	–	552	11	10
Other	(1,701)	1,137	9	(555)	(1,204)	(37)	(1,241)	29	(124)

Profit before tax	7,933	803	182	8,918	11,474	(37)	11,437	45	28

For footnotes, see page 81.

HSBC HOLDINGS PLC

Interim Management Report (continued)

Consolidated income statement

Summary income statement

	Half-year to
	30 June 2011 US$m	30 June 2010 US$m	31 December 2010 US$m

Net interest income	20,235	19,757	19,684

Net fee income	8,807	8,518	8,837

Net trading income	4,812	3,552	3,658

Net income/(expense) from financial instruments designated at fair value	(100)	1,085	135
Gains less losses from financial investments	485	557	411
Gains arising from dilution of interests in associates	181	188	–
Dividend income	87	59	53
Net earned insurance premiums	6,700	5,666	5,480
Other operating income	1,104	1,290	1,084

Total operating income	42,311	40,672	39,342

Net insurance claims incurred and movement in liabilities to policyholders	(6,617)	(5,121)	(6,646)

Net operating income before loan impairment charges and other credit risk provisions	35,694	35,551	32,696

Loan impairment charges and other credit risk provisions	(5,266)	(7,523)	(6,516)

Net operating income	30,428	28,028	26,180

Total operating expenses	(20,510)	(18,111)	(19,577)

Operating profit	9,918	9,917	6,603

Share of profit in associates and joint ventures	1,556	1,187	1,330

Profit before tax	11,474	11,104	7,933

Tax expense	(1,712)	(3,856)	(990)

Profit for the period	9,762	7,248	6,943

Profit attributable to shareholders of the parent company	9,215	6,763	6,396
Profit attributable to non-controlling interests	547	485	547

Average foreign exchange translation rates to US$:
US$1: £	0.619	0.656	0.639
US$1: €	0.714	0.755	0.755

HSBC HOLDINGS PLC

Interim Management Report (continued)

Reported profit before tax of US$11.5bn in the first half of 2011 was 3% higher than in the first half of 2010, 13% on an underlying basis, with a continued reduction in loan impairment charges more than offsetting higher operating costs. The difference between reported and underlying results is explained on page 10. Except where otherwise stated, the commentaries in the Financial Summary are on an underlying basis.

Net operating income before loan impairment charges and other credit risk provisions (‘revenue’) was marginally higher than in the first half of 2010. Revenue rose across Hong Kong, Rest of Asia-Pacific and Latin America supported by strong lending growth, notably in Commercial Banking (‘CMB’) and Global Banking and Markets (‘GB&M’), and increasing trade and transaction volumes. This was coupled with growth in investment and insurance income in Retail Banking and Wealth Management (‘RBWM’) as markets improved. We also recorded sustained growth in our mortgage portfolios, notably in the UK and Hong Kong. Offsetting these factors were the ongoing decrease in balances in North America in the Cards and run-off portfolios. Performance in GB&M was affected by lower revenues in legacy Credit, and in Balance Sheet Management.

Loan impairment charges and other credit risk provisions were US$2.4bn or 32% lower than in the first half of 2010 and the lowest reported since the first half of 2006, reflecting the benefits of our exit strategies for higher risk portfolios, ongoing risk management, a sustained trend towards higher quality, more secure lending and a general improvement in credit quality. This was most notable in North America in HSBC Finance as we continued the managed run-off of our sub-prime mortgage portfolio and the loss experience on credit card portfolios improved.

Operating expenses of US$20.5bn were 10% higher than in the first half of 2010, reflecting increased headcount, wage inflation in key markets and ongoing investment in strategic projects in GB&M and in the branch network, as well as a number of notable items. These included an increase of US$477m in restructuring costs which were incurred as a result of actions taken following the review of our businesses announced on the Strategy Day and the ongoing review of our cost base. In addition, operating expenses included provisions relating to customer redress programmes of US$611m, including a provision in respect of the adverse judgement in the Judicial Review relating to sales of payment protection insurance (‘PPI’) in the UK. This was offset by a credit of US$587m resulting from a change in the inflation measure used to calculate the defined benefit obligation of the HSBC Bank (UK) Pension Scheme defined benefit plan for deferred pensions (for further details see Note 5 on page 183). As a result of the increasing costs, our cost efficiency ratio for the first half of 2011 was 57.5%, higher than in the first half of 2010 and outside our target range. Significantly, however, it improved compared with both the second half of 2010 and the first quarter of 2011.

Reported profit after tax was US$2.5bn or 35% higher than in the first half of 2010, reflecting the increase in profit before tax and a lower tax charge in the first half of 2011. The latter included the benefit of deferred tax now eligible to be recognised in respect of foreign tax credits, partly offset by a current period tax charge in respect of prior periods. The tax charge in the first half of 2010 was exceptionally high as it included US$1.6bn attributable to a taxable gain arising from an internal reorganisation within our North American operations.

HSBC HOLDINGS PLC

Interim Management Report (continued)

Group performance by income and expense item

Net interest income

	Half-year to
	30 June 2011	30 June 2010	31 December 2010
	US$m	US$m	US$m

Interest income	31,046	28,686	29,659
Interest expense	(10,811)	(8,929)	(9,975)

Net interest income[1][8] (US$m)	20,235	19,757	19,684

Average interest-earning assets (US$m)	1,607,626	1,431,458	1,512,462
Gross interest yield[19] (%)	3.89	4.04	3.89
Net interest spread[20] (%)	2.37	2.68	2.43
Net interest margin[21] (%)	2.54	2.78	2.58

For footnotes, see page 81.

Net interest income increased by 2% compared with the first half of 2010. On an underlying basis, net interest income was broadly in line with the first half of 2010, as significant balance growth was offset by continuing pressure on spreads.

Average loans and advances to customers grew strongly in the first half of 2011, particularly in commercial lending in CMB and GB&M Group-wide and mortgages in the UK and Hong Kong. The benefit to interest income from higher balances was partly offset by the effect of declining yields on lending, as we continued to reposition the customer loan portfolio towards higher quality assets and reduce our exposure to higher yielding unsecured personal lending, coupled with intensive competition in certain markets.

The average balance of loans and advances to banks and financial investments also rose due to higher placements with central and commercial banks and this, together with rising yields in Asia, led to an increase in interest income. This was partly offset by Balance Sheet Management, where revenues continued to fall as higher-yielding positions matured and the opportunity to maintain yields on reinvestment was limited by the prevailing low interest rate environment, notably in Europe.

The increase in interest income was offset by higher interest expense on customer accounts and debt issued by the Group. Average customer account balances grew significantly, notably in Hong Kong and Rest of Asia-Pacific, reflecting the growth in customer numbers and the success of deposit campaigns. The cost of funds across the Group also rose, driven by base rate increases and higher rates paid to customers in competitive markets.

The interest expense on debt issued by the Group also rose, reflecting a general rise in credit spreads in the financial sector which led to an increase in the cost of funds for new issuances in most regions during the second half of 2010 and the first half of 2011.

Net interest income includes the expense of internally funding trading assets, while related revenue is reported in ‘Net trading income’. The cost of funding these assets rose as a result of growth in average trading assets. In reporting our customer group and global business results, this cost is included within ‘Net trading income’.

The net interest spread decreased due to lower yields on loans and advances to customers as we continued to target higher quality assets, and the rising cost of funds relating to customer accounts and debt issued by the Group. Our net interest margin fell by a lesser amount due to the benefit from net free funds. The increase in net free funds was partly attributable to a rise in funding in line with the growth in trading assets. In addition, customers held more funds in liquid non-interest bearing current accounts in the low interest rate environment. The rise in the Group’s cost of funds also contributed to the benefit from net free funds.

HSBC HOLDINGS PLC

Interim Management Report (continued)

Net fee income

	Half-year to
	30 June 2011 US$m	30 June 2010 US$m	31 December 2010 US$m

Cards	1,977	1,900	1,901
Account services	1,846	1,821	1,811
Funds under management	1,414	1,181	1,330
Broking income	933	766	1,023
Credit facilities	849	827	808
Imports/exports	552	466	525
Insurance	545	578	569
Global custody	391	439	261
Unit trusts	374	267	293
Remittances	371	329	351
Underwriting	332	264	359
Corporate finance	235	248	192
Trust income	148	141	150
Mortgage servicing	56	60	58
Taxpayer Financial Services	1	91	(18)
Maintenance income on operating leases	–	53	46
Other	920	974	1,053

Fee income	10,944	10,405	10,712

Less: fee expense	(2,137)	(1,887)	(1,875)

Net fee income	8,807	8,518	8,837

Reported net fee income rose by 3.4% to US$8.8bn, and was in line on an underlying basis.

Fee income from wealth management products increased considerably within Asia and Europe, due to higher transaction volumes. This was particularly so for unit trusts in Hong Kong and funds under management in Europe, where growth was driven by stronger investment performance due to improved market conditions.

Trade-related fee income increased, notably in Hong Kong and the Rest of Asia-Pacific region due to higher trade and transaction volumes.

Net fee income related to cards increased in the first half of 2011, notably in the UK and in Hong Kong due to higher transaction volumes which were driven by increased retail spending and customer promotions. This was partly offset in North America, where reduced late and overlimit fees reflected lower delinquency and an increased willingness by customers to pay down their credit card debt, combined with the effects of lower balances and changes to charging practices under the Credit Card Accountability, Responsibility and Disclosure Act (‘CARD Act’).

Underwriting fees increased in GB&M as we increased our market share of global bond issuance volumes in the first half of 2011.

The negligible income from Taxpayer Financial Services in the US resulted from the decision to exit the business.

Fee expenses increased, notably in GB&M, which benefited from higher recoveries from the securities investment conduits in the first half of 2010.

HSBC HOLDINGS PLC

Interim Management Report (continued)

Net trading income

	Half-year to
	30 June 2011 US$m	30 June 2010 US$m	31 December 2010 US$m

Trading activities	3,615	3,419	2,289
Net interest income on trading activities	1,581	1,242	1,288
Gain/(loss) on termination of hedges	5	(3)	3
Other trading income – hedge ineffectiveness:
– on cash flow hedges	2	(24)	15
– on fair value hedges	(77)	17	21
Non-qualifying hedges	(314)	(1,099)	42

Net trading income[2][2],2[3]	4,812	3,552	3,658

For footnotes, see page 81.

Reported net trading income was US$4.8bn, 35% higher than in the first half of 2010. On an underlying basis, it rose by 23%.

This increase was driven by lower adverse fair value movements on non-qualifying hedges compared with the first half of 2010. These instruments are derivatives entered into as part of a documented interest rate management strategy for which hedge accounting was not, or could not be, applied. They are principally cross-currency and interest rate swaps used to economically hedge fixed rate debt issued by HSBC Holdings and floating rate debt issued by HSBC Finance Corporation (‘HSBC Finance’). Long-term US interest rates declined during the first half of 2011 but to a lesser extent than in the corresponding period in 2010, and the decrease relative to sterling and euro rates was also less pronounced, benefiting net trading income in North America and Europe. The size and direction of the changes in fair value of non-qualifying hedges that are recognised in the income statement can be volatile from period to period, but do not alter the cash flows expected as part of the documented interest rate management strategy for both the instruments and the underlying economically hedged assets and liabilities.

Net interest income earned on trading activities increased by 21%, attributable to a rise in holdings of government and government agency debt securities. The cost of internally funding these assets also increased, but this interest expense is reported under ‘Net interest income’ and excluded from net trading income.

In GB&M, net income from trading activities declined, mainly driven by Rates, largely due to lower favourable fair value movements on structured liabilities as credit spreads widened to a lesser extent than in the first half of 2010. The decline was partly offset by higher revenues as customer demand for structured products increased.

This was partly offset by a rise in Equities revenues as improved competitive positioning helped capture increasing client flows, particularly during the global rally in the first quarter of 2011.

In addition, net trading income included favourable foreign exchange movements on trading assets held as economic hedges of foreign currency debt designated at fair value. These offset adverse foreign exchange movements on the foreign currency debt which are reported in ‘Net income from financial instruments designated at fair value’.

The decline in GB&M was offset by other movements, notably in RBWM in North America where, in the first half of 2011, provisions for mortgage loan repurchase obligations associated with loans previously sold were lower. This related mainly to mortgages originated through broker channels. We regard these mortgage loan repurchase obligations as trading assets.

HSBC HOLDINGS PLC

Interim Management Report (continued)

Net income/(expense) from financial instruments designated at fair value

	Half-year to
	30 June 2011 US$m	30 June 2010 US$m	31 December 2010 US$m
Net income/(expense) arising from:
– financial assets held to meet liabilities under insurance and investment contracts	547	(229)	2,578
– liabilities to customers under investment contracts	(186)	184	(1,130)

– HSBC’s long-term debt issued and related derivatives	(494)	1,125	(1,383)
Change in own credit spread on long-term debt[2][4]	(143)	1,074	(1,137)
Other changes in fair value[2][5]	(351)	51	(246)

– other instruments designated at fair value and related derivatives	33	5	70

Net income/(expense) from financial instruments designated at fair value	(100)	1,085	135

Assets and liabilities from which net income/(expense) from financial instruments designated at fair value arose
	At
	30 June 2011 US$m	30 June 2010 US$m	31 December 2010 US$m

Financial assets designated at fair value at period-end	39,565	32,243	37,011
Financial liabilities designated at fair value at period-end	98,280	80,436	88,133

Including:
Financial assets held to meet liabilities under:
– insurance contracts and investment contracts with DPF[2][6]	8,109	5,894	7,167
– unit-linked insurance and other insurance and investment contracts	21,584	16,145	19,725
Long-term debt issues designated at fair value	79,574	63,692	69,906

For footnotes, see page 81.

The accounting policies for the designation of financial instruments at fair value and the treatment of the associated income and expenses are described in Notes 2i and 2b of the Annual Report and Accounts 2010, respectively.

The majority of the financial liabilities designated at fair value relate to certain fixed-rate long-term debt issues whose rate profile has been changed to floating through interest rate swaps as part of a documented interest rate management strategy. The movement in fair value of these long-term debt issues includes the effect of our credit spread changes and any ineffectiveness in the economic relationship between the related swaps and own debt. As credit spreads widen or narrow, accounting profits or losses, respectively, are booked. The size and direction of the changes in the credit spread on our debt and ineffectiveness, which are recognised in the income statement, can be volatile from period to period, but do not alter the cash flows envisaged as part of the documented interest rate management strategy. As a consequence, fair value movements arising from changes in our own credit spread on long-term debt and other fair value movements on the debt and related derivatives are not regarded internally as part of managed performance and are therefore not allocated to customer groups or global businesses, but are reported in ‘Other’. Credit spread movements on own debt are excluded from underlying results, and related fair value movements are not included in the calculation of regulatory capital.

We reported a net expense from financial instruments designated at fair value of US$0.1bn in the first half of 2011 compared with net income of US$1.1bn in the first half of 2010. On an underlying basis, the equivalent figures were income of US$43m and an expense of US$5m, respectively. The difference between the reported and underlying results arose from the exclusion from the latter of the credit spread-related movements in the fair value of our own long-term debt, on which we reported adverse fair value movements of US$143m in the first half of 2011 and favourable movements of US$1.1bn in the first half of 2010. The adverse fair value movements during the first half of 2011 were driven by the tightening of credit spreads in Europe and North America, compared with widening credit spreads in the first half of 2010.

Net income arising from financial assets held to meet liabilities under insurance and investment contracts reflected investment gains in the period as equity markets improved, compared with losses in the first half of 2010. This predominantly affected

HSBC HOLDINGS PLC

Interim Management Report (continued)

the value of assets held to support unit-linked insurance and investment contracts in the UK and Hong Kong and participating contracts in France, while gains in Brazil were higher than in the comparable period in 2010.

The investment gains arising from the improved equity markets resulted in a corresponding increase in liabilities to customers, reflecting the extent to which unit-linked policyholders, in particular, participate in the investment performance of the associated asset portfolio. Where the gains relate to assets held to back investment contracts, the corresponding increase in liabilities to customers is also recorded under ‘Net income from financial instruments designated at fair value’. This is in contrast to gains related to assets held to back insurance contracts or investment contracts with discretionary participation features (‘DPF’), where the corresponding increase in liabilities to customers is recorded under ‘Net insurance claims incurred and movement in liabilities to policyholders’.

Net income from financial instruments designated at fair value also included adverse foreign exchange movements on foreign currency debt designated at fair value, issued as part of our overall funding strategy, with an offset from trading assets held as economic hedges reported in ‘Net trading income’.

Gains less losses from financial investments

	Half-year to
	30 June 2011 US$m	30 June 2010 US$m	31 December 2010 US$m
Net gains/(losses) from disposal of:
– debt securities	306	382	182
– equity securities	213	223	293
– other financial investments	(3)	(8)	1

	516	597	476
Impairment of available-for-sale equity securities	(31)	(40)	(65)

Gains less losses from financial investments	485	557	411

Net gains from financial investments decreased by 13% and 5% on a reported and an underlying basis, respectively, the latter excluding an accounting gain from the reclassification of Bao Viet as an associate following the purchase of additional shares in the first half of 2010.

The decline was driven by lower net gains on the disposal of debt securities, including available-for-sale government debt securities and mortgage-backed securities, mostly due to the high level of realised gains in Hong Kong and Rest of Asia-Pacific in the first half of 2010.

The decrease was partly offset by an increase in net gains on the disposal of available-for-sale equity investments, and a lower level of impairments on available-for-sale investments reflecting a general improvement in the economic environment.

Net earned insurance premiums

	Half-year to
	30 June 2011 US$m	30 June 2010 US$m	31 December 2010 US$m

Gross insurance premium income	6,928	5,902	5,707
Reinsurance premiums	(228)	(236)	(227)

Net earned insurance premiums	6,700	5,666	5,480

Net earned insurance premiums increased by 18% and 14% on a reported and an underlying basis, respectively. This was primarily attributable to the continued growth of the life insurance business, particularly in Hong Kong.

In Hong Kong, sales of unit-linked and deferred annuity products rose. This resulted from increased demand for insurance products, together with higher levels of renewals from a larger in-force book of business. Sales were also higher in Rest of Asia-Pacific, particularly in Singapore and Malaysia, driven by successful sales initiatives and increased demand for insurance products as economic conditions in the region continued to improve.

Investment products with DPF continued to generate strong net earned premium income in France, driven by successful targeted sales campaigns. Life insurance premiums in the UK were

HSBC HOLDINGS PLC

Interim Management Report (continued)

also higher, due to increased sales of a unit-linked product driven by our enhanced distribution capabilities.

In Latin America, net earned premium growth was strong, particularly for credit-related, term life and unit-linked products in Brazil, reflecting the improved economic environment and an increase in the salesforce. In Argentina, repricing initiatives drove higher premiums on the motor book.

The above growth was partly offset by a reduction in premiums resulting from the non-renewal and transfer to third parties of certain contracts in our Irish business, and the run-off of the legacy motor book in the UK.

Other operating income

	Half-year to
	30 June 2011 US$m	30 June 2010 US$m	31 December 2010 US$m

Rent received	75	297	238
Losses recognised on assets held for sale	(4)	(100)	(163)
Valuation gains/(losses) on investment properties	38	(8)	101
Gain on disposal of property, plant and equipment, intangible assets and non-financial investments	27	274	427
Gains arising from dilution of interests in associates	181	188	–
Change in present value of in-force long-term insurance business	658	325	380
Other	310	502	101

Other operating income	1,285	1,478	1,084

Reported other operating income of US$1.3bn decreased by 13% in the first half of 2011. Income in the period included a gain of US$181m arising from a further dilution of our holding in Ping An following its issue of share capital to a third party. Income in the first half of 2010 also included a gain of US$188m following a dilution of our holding in Ping An, a gain of US$107m from the sale of HSBC Insurance Brokers, a gain of US$66m from the disposal of our interest in the Wells Fargo HSBC Trade Bank and a write-down of US$47m resulting from an agreement to sell our shareholding in British Arab Commercial Bank plc. The first half of 2010 also included rent received as a component of the operating result of Eversholt Rail Group which was sold in December 2010.

On an underlying basis, excluding these items, other operating income increased by 13% as the non-recurrence of gains of US$194m and US$56m recognised in 2010 on the sale and leaseback of our Paris and New York headquarters, respectively, was more than offset by favourable movements in the present value of in-force (‘PVIF’) long-term insurance business. The calculation of the PVIF asset was refined during the period to bring greater comparability and consistency across our insurance operations, which led to a gain of US$243m (see footnote 27 on page 81). Higher sales of life insurance products, notably in Hong Kong, also contributed to the increase in the PVIF asset.

Net losses recognised on assets held for sale declined as a US$77m loss recognised on the sale of the US vehicle finance servicing operations and associated US$1.0bn loan portfolio in the first half of 2010 did not recur. In addition, the first half of 2011 included gains on the sale of buildings including the sale and leaseback of branches in Mexico.

HSBC HOLDINGS PLC

Interim Management Report (continued)

Net insurance claims incurred and movement in liabilities to policyholders

	Half-year to
	30 June 2011 US$m	30 June 2010 US$m	31 December 2010 US$m

Insurance claims incurred and movement in liabilities to policyholders:
– gross	6,761	5,281	6,688
– reinsurers’ share	(144)	(160)	(42)

– net[28]	6,617	5,121	6,646

For footnote, see page 81.

Net insurance claims incurred and movement in liabilities to policyholders increased by 29% on a reported basis and by 26% on an underlying basis.

Additional reserves were established for new business written, driven by premium growth in Hong Kong, Rest of Asia-Pacific, Latin America and Europe, reflecting sales campaigns and improved market conditions.

Further increases in the movement in liabilities to policyholders resulted from gains on the fair value of the assets held to support policyholder funds as equity markets improved, particularly on unit-linked contracts in the UK and Hong Kong and on investment contracts with DPF in France, compared with losses in the first half of 2010. Gains on the fair value of the assets held to support unit-linked contracts in Brazil increased compared with the equivalent period in 2010.

The gains or losses experienced on the financial assets designated at fair value held to support insurance contract liabilities and investment contracts with DPF are reported in ‘Net income from financial instruments designated at fair value’.

The non-renewal and transfer to third parties of certain contracts in the Irish business and the run-off of the legacy motor book in the UK resulted in a decrease in net insurance claims incurred and movement in liabilities to policyholders, partly offsetting the above.

Loan impairment charges and other credit risk provisions

	Half-year to
	30 June 2011 US$m	30 June 2010 US$m	31 December 2010 US$m
Loan impairment charges
New allowances net of allowance releases	5,703	7,687	6,881
Recoveries of amounts previously written off	(730)	(453)	(567)

	4,973	7,234	6,314
Individually assessed allowances	638	1,069	1,556
Collectively assessed allowances	4,335	6,165	4,758

Impairment of available-for-sale debt securities	308	282	190

Other credit risk provisions/(recoveries)	(15)	7	12

Loan impairment charges and other credit risk provisions	5,266	7,523	6,516

	%	%	%
– as a percentage of net operating income excluding the effect of fair value movements in respect of credit spread on own debt and before loan impairment charges and other credit risk provisions	14.7	21.8	19.3

Impairment charges on loans and advances to customers as a percentage of gross average loans and advances to customers (annualised)	1.0	1.7	1.4

	US$m	US$m	US$m

Customer impaired loans	25,982	27,887	28,091
Customer loan impairment allowances	18,732	22,033	20,083

On a reported basis loan impairment charges and other credit risk provisions decreased from US$7.5bn to US$5.3bn, a decline of 30% compared with the first half of 2010 and 32% on an underlying basis. Within this, collectively assessed allowances and individually assessed impairment allowances fell by 31% and 43%, respectively.

HSBC HOLDINGS PLC

Interim Management Report (continued)

At 30 June 2011, the aggregate balance of customer loan impairment allowances was US$18.7bn. This represented 2% of gross loans and advances to customers (net of reverse repos and settlement accounts) compared with 3% at 30 June 2010.

The improvement in loan impairment charges and other credit risk provisions was seen across all regions. The most significant diminution in loan impairment charges was in RBWM in North America due to the continued decline in the run-off portfolios and the ongoing reduction of outstanding credit card debt by customers in the Card and Retail Services business, as well as a general improvement in credit quality. In addition, credit quality also improved for our RBWM business in Europe, reflecting the continued shift from unsecured to secured lending. Loan impairment charges and other credit risk provisions in GB&M and CMB also declined.

Impairments on available-for-sale debt securities were broadly in line with the first half of 2010.

In North America, loan impairment charges and other credit risk provisions fell by 33% to US$3bn, representing 62% of the Group’s reduction in loan impairment charges and other credit risk provisions compared with the first half of 2010.

Loan impairment charges in our Consumer Lending and Mortgage Services businesses in the US fell by 30% to US$2.2bn, driven by lower lending balances, delinquency and write-off levels as the portfolios continued to run off. These decreases were partly offset by an incremental charge resulting from changes to economic assumptions on the pace of recovery in home prices and delays in the timing of expected cash flows as a consequence of the suspension of foreclosure activity which began in late 2010.

In Card and Retail Services, loan impairment charges fell by 47% to US$705m. The decrease was driven by lower lending balances reflecting fewer active accounts and consumers’ continued efforts to reduce their credit card debt. The easing in economic conditions, lower delinquency levels and higher recovery rates were also factors in the reduction.

In Europe, loan impairment charges and other credit risk provisions decreased by 26% to US$1.2bn. In RBWM, loan impairment charges declined due to improved delinquency trends across both the secured and unsecured portfolios, reflecting enhanced credit risk management practices, improved collections and the effects of the low interest rate environment in the UK. In CMB, loan impairment charges and other credit risk provisions fell by US$69m, driven by lower customer-specific impairments.

In Europe we recorded an impairment of US$105m in the first half of 2011 in respect of available-for-sale Greek sovereign debt. Further information on our exposures to countries in the eurozone, is provided in ‘Areas of special interest – wholesale lending’ on page 98.

In the Middle East and North Africa, loan impairment charges and other credit risk provisions declined by 77% to US$99m, primarily in our GB&M business, due to the non-recurrence of impairment charges against a small number of large corporate customers in the United Arab Emirates (‘UAE’) in the first half of 2010. In our RBWM business, loan impairment charges also reduced, by 59% to US$58m, due to lower lending balances and a significant improvement in delinquency rates driven by the repositioning of the loan book, higher quality lending and strengthened collections practices.

Loan impairment charges and other credit risk provisions in Latin America decreased by 8% to US$820m, primarily in RBWM. This was mainly in the credit card portfolios in Mexico due to the managed decline of riskier portfolios and lower delinquency rates as a result of tightened underwriting criteria, better collections practices and improved credit conditions. In our CMB portfolios, loan impairment charges and other credit risk provisions declined by 3% to US$180m, principally as improved economic conditions resulted in lower specific impairment charges against commercial real estate exposures in Mexico.

In the Rest of Asia-Pacific region, loan impairment charges decreased by 36%, notably in RBWM as certain unsecured lending portfolios continued to be managed down in India. This reduction was partly offset by the non-recurrence of impairment releases in GB&M that occurred in the first half of 2010.

In Hong Kong, loan impairment charges and other credit risk provisions fell by 60% to US$25m, primarily from the non-recurrence of a specific impairment charge in GB&M along with higher recoveries and a reduction in the level of collective loan impairment allowances in the first half of 2011. Despite the low level of impairment charges in the region, we remained vigilant on maintaining underwriting standards and continued to focus on maintaining high levels of asset quality.

HSBC HOLDINGS PLC

Interim Management Report (continued)

Operating expenses

	Half-year to
	30 June 2011 US$m	30 June 2010 US$m	31 December 2010 US$m

By expense category
Employee compensation and benefits	10,521	9,806	10,030
Premises and equipment (excluding depreciation and impairment)	2,196	2,089	2,259
General and administrative expenses	6,223	4,925	5,883

Administrative expenses	18,940	16,820	18,172
Depreciation and impairment of property, plant and equipment	805	834	879
Amortisation and impairment of intangible assets	765	457	526

Operating expenses	20,510	18,111	19,577

	At
	30 June 2011	30 June 2010	31 December 2010
Staff numbers (full-time equivalent)
Europe	76,879	73,431	75,698
Hong Kong	30,214	28,397	29,171
Rest of Asia-Pacific	91,924	88,605	91,607
Middle East and North Africa	8,755	8,264	8,676
North America	32,605	33,988	33,865
Latin America	55,618	54,886	56,044

Staff numbers	295,995	287,571	295,061

Cost efficiency ratios
	Half-year to
	30 June 2011%	30 June 2010%	31 December 2010%

HSBC	57.5	50.9	59.9

Geographical regions
Europe	70.7	60.6	77.2
Hong Kong	43.2	40.2	46.4
Rest of Asia-Pacific	53.0	53.7	57.6
Middle East and North Africa	46.4	43.7	45.7
North America	55.8	44.0	54.2
Latin America	65.3	63.9	67.4

Customer groups and global businesses
Retail Banking and Wealth Management[16]	61.2	56.5	59.7
Commercial Banking	45.1	48.5	50.3
Global Banking and Markets[16]	50.2	44.6	53.8
Global Private Banking	66.1	62.7	68.9

For footnote, see page 81.

Operating expenses increased by 13% to US$20.5bn on a reported basis. On an underlying basis, they increased by 10% and 2% compared with the first and second halves of 2010, respectively. There were a number of significant items during the first half of 2011, notably US$611m of provisions relating to customer redress programmes in the UK, including a provision of US$455m in respect of the adverse judgement in the Judicial Review relating to sales of PPI. Litigation costs increased in the US. This was offset by a credit of US$587m resulting from a change in the inflation measure used to calculate the defined benefit obligation in the UK for deferred pensions. In the first half of 2010, payroll and bonus taxes in the UK and France amounting in aggregate to US$398m (US$367m as reported) and the US pension curtailment, which generated accounting credits of US$148m, were recorded.

The growth in business volumes, which was primarily in Hong Kong, Rest of Asia-Pacific and Latin America and was partly driven by expansion during 2010 and the first half of 2011, was supported by a rise in staff numbers as we recruited selectively. Overall average staff numbers (expressed in full-time equivalents) grew by 3% over the comparable

HSBC HOLDINGS PLC

Interim Management Report (continued)

period and by 2% over the second half of 2010. Higher wages and salaries reflected the rising demand for talent in certain countries, union-agreed salary increases and an acceleration in the expense recognition for deferred bonus awards of US$138m as employees now have a better understanding of the likely nature of their deferred awards. (See page 80).

GB&M continued to develop the operational capabilities of their Prime Services and equity market products and expanded their Rates and Foreign Exchange e-commerce platforms, which resulted in higher costs.

Marketing and advertising costs increased, primarily in support of the Group brand through the sponsorship of various activities.

In order to improve cost efficiency and organisational effectiveness we initiated a Group-wide review during the period which resulted in restructuring costs of US$477m, primarily in the US, Latin America and Europe, which included impairments on certain software projects now deferred or cancelled.

Share of profit in associates and joint ventures

	Half-year to
	30 June 2011 US$m	30 June 2010 US$m	31 December 2010 US$m
Associates
Bank of Communications Co., Limited	642	467	520
Ping An Insurance (Group) Company of China, Limited	469	377	471
Industrial Bank Co., Limited	199	146	181
The Saudi British Bank	171	101	60
Other	56	84	72

Share of profit in associates	1,537	1,175	1,304
Share of profit in joint ventures	19	12	26

Share of profit in associates and joint ventures	1,556	1,187	1,330

The share of profit in associates and joint ventures was US$1.6bn, an increase of 31% compared with the first half of 2010 on a reported basis and 27% on an underlying basis. This increase was driven by higher contributions from the mainland China associates as they capitalised on the robust economic conditions in the country.

Our share of profits from the Bank of Communications Co., Limited (‘Bank of

Communications’) was 32% higher than in the first half of 2010 from strong loan growth, an improvement in deposit spreads as base rates increased and expanding fee-based revenue streams. Profits from Ping An also rose, driven by strong sales growth and the performance of the insurance, banking and wealth management business. Profits from Industrial Bank Co., Limited (‘Industrial Bank’) similarly increased as a result of continued strong loan growth.

Tax expense

	Half-year to
	30 June 2011 US$m	30 June 2010 US$m	31 December 2010 US$m
Profit before tax	11,474	11,104	7,933
Tax expense	(1,712)	(3,856)	(990)

Profit after tax	9,762	7,248	6,943

Effective tax rate	14.9%	34.7%	12.5%

Our tax charge in the first half of 2011 was 55.6% lower than in the first half of 2010 on a reported basis. The lower tax charge in the first half of 2011 included the benefit of deferred tax now eligible to be recognised in respect of foreign tax credits, partly offset by a current period tax charge in respect of prior periods.

The tax charge in the first half of 2010 included US$1.6bn attributable to a taxable gain arising from an internal reorganisation within our North American operations. The resulting reported effective tax rate for the first half of 2011 was 14.9% compared with 34.7% for the first half of 2010.

HSBC HOLDINGS PLC

Interim Management Report (continued)

Consolidated balance sheet

Summary consolidated balance sheet

	At 30 June 2011 US$m	At 30 June 2010 US$m	At 31 December 2010 US$m
ASSETS
Cash and balances at central banks	68,218	71,576	57,383
Trading assets	474,950	403,800	385,052
Financial assets designated at fair value	39,565	32,243	37,011
Derivatives	260,672	288,279	260,757
Loans and advances to banks	226,043	196,296	208,271
Loans and advances to customers[2][9]	1,037,888	893,337	958,366
Financial investments	416,857	385,471	400,755
Other assets	166,794	147,452	147,094

Total assets	2,690,987	2,418,454	2,454,689

LIABILITIES AND EQUITY
Liabilities
Deposits by banks	125,479	127,316	110,584
Customer accounts	1,318,987	1,147,321	1,227,725
Trading liabilities	385,824	274,836	300,703
Financial liabilities designated at fair value	98,280	80,436	88,133
Derivatives	257,025	287,014	258,665
Debt securities in issue	149,803	153,600	145,401
Liabilities under insurance contracts	64,451	52,516	58,609
Other liabilities	123,601	152,092	109,954

Total liabilities	2,523,450	2,275,131	2,299,774

Equity
Total shareholders’ equity	160,250	135,943	147,667
Non-controlling interests	7,287	7,380	7,248

Total equity	167,537	143,323	154,915

Total equity and liabilities	2,690,987	2,418,454	2,454,689

Selected financial information
Called up share capital	8,909	8,755	8,843
Capital resources[30],[31]	173,784	154,886	167,555
Undated subordinated loan capital	2,782	2,780	2,781
Preferred securities and dated subordinated loan capital[3][2]	53,659	48,118	54,421
Risk-weighted assets and capital ratios[30]
Risk-weighted assets	1,168,529	1,075,264	1,103,113
	%	%	%
Core tier 1 ratio	10.8	9.9	10.5
Tier 1 ratio	12.2	11.5	12.1
Financial statistics
Loans and advances to customers as a percentage of customer accounts	78.7	77.9	78.1
Average total shareholders’ equity to average total assets	5.7	5.5	5.5
Net asset value per ordinary share at period-end[33] (US$)	8.59	7.35	7.94
Number of US$0.50 ordinary shares in issue (millions)	17,818	17,510	17,686
Closing foreign exchange translation rates to US$:
US$1: £	0.625	0.667	0.644
US$1: €	0.690	0.815	0.748

For footnotes, see page 81.

A more detailed consolidated balance sheet is contained in the Financial Statements on page 173.

HSBC HOLDINGS PLC

Interim Management Report (continued)

Movement from 31 December 2010 to 30 June 2011

Total reported assets were US$2.7 trillion, 10% higher than at 31 December 2010. Underlying assets, excluding the effect of currency movements, increased by 7%. Strong deposit gathering activities across all regions led to significant growth in customer accounts, which enabled us to support our customers’ borrowing requirements. Growth in trading assets reflected an improvement in trading activity in the first half of 2011 and an increase in our share of global bond issuances for clients. We remain well capitalised and strongly liquid.

The following commentary is on an underlying basis, compared with the balance sheet at 31 December 2010.

Assets

Cash and balances at central banks rose by 16% due to higher overnight balances with central banks in North America and Asia. This was partly offset by lower residual cash from daily operations placed with central banks in Europe.

Trading assets grew by 20%. Holdings of debt securities, including government and government agency debt securities, increased, reflecting both our role as primary market maker and customer demand. Settlement account balances, which vary considerably in proportion to the level of trading activity, also grew significantly. Higher reverse repo balances were attributable to an increase in client trading and the development of repo products across the regions.

Financial assets designated at fair value were broadly in line with 31 December 2010 levels.

Derivative assets fell by 4%, largely driven by a reduction in the fair value of interest rate contracts in Europe as the euro yield curve moved upwards, coupled with higher netting as we increased our trading through clearing houses. This was partly offset by an increase in the fair value of foreign exchange contracts due to higher levels of client demand.

Loans and advances to banks increased by 5% due to a rise in term placements with commercial and central banks, particularly in Asia.

Loans and advances to customers rose by 6% with increases in all regions except North America. This reflected targeted customer lending growth in CMB and GB&M, mainly in Europe, Hong Kong and Rest of Asia-Pacific, as the economic environment improved and trade flows rose. Mortgage balances increased in Hong Kong and the

UK as we continued to reposition RBWM towards higher quality secured lending and focus on target markets. This was partly offset by the planned decline in lending balances in the run-off portfolios in North America, coupled with a reduction in credit card advances as our customers continued to pay down their credit card debt.

Financial investments rose by 2% due to purchases of government, government agency and highly rated corporate debt securities, in line with the growth in deposit balances.

Other assets increased by 13% due to a rise in items in the course of collection, reflecting increased activity within the central clearing system, notably in Hong Kong.

Liabilities

Deposits by banks increased by 9% due to a rise in funds placed with HSBC by other financial institutions including higher balances relating to our Payments and Cash Management business.

Customer accounts were 5% higher. Strong growth was seen across most customer groups and regions, reflecting an increase in customer numbers and the success of promotional deposit campaigns. Repo balances also rose in Europe, driven by higher customer activity.

Trading liabilities grew by 24% due to an increase in settlement account balances which vary in proportion to the volume of trading activity. Repo balances increased to finance a rise in long inventory and client-driven trading positions. Short bond positions also rose, in line with the growth in the Rates portfolio.

Financial liabilities designated at fair value rose by 9% due to debt issuances by HSBC entities in Europe in the first half of 2011. This was partly offset by debt maturities that were not replaced in North America due to lower funding requirements as the consumer finance portfolios continued to decline.

Derivative businesses are managed within market risk limits and, as a consequence, the decrease in the value of derivative liabilities broadly matched that of derivative assets.

Debt securities in issue remained in line with 31 December 2010 levels as new issuances in Europe and Latin America were largely offset by lower funding requirements in North America in line with the reduction in lending balances.

Liabilities under insurance contracts grew by 6%, driven by higher sales and renewals of life insurance products in Hong Kong.

HSBC HOLDINGS PLC

Interim Management Report (continued)

Other liabilities rose by 10% due to an increase in items in the course of transmission to other banks in Hong Kong, corresponding with the increase in items in the course of collection above.

Equity

Total shareholders’ equity increased by 6%, driven by profits generated during the period and a reduction in the negative balance of the available-for-sale reserve reflecting a rise in market prices.

Reconciliation of reported and underlying changes in assets and liabilities

	30 June 2011 compared with 31 December 2010
	31 Dec 10 as reported US$m	Currency translation[3][4] US$m	31 Dec 10 at 30 Jun 11 exchange rates US$m	Underlying change US$m	30 Jun 11 as reported US$m	Reported change %	Under- lying change %
HSBC
Cash and balances at central banks	57,383	1,621	59,004	9,214	68,218	19	16
Trading assets	385,052	12,279	397,331	77,619	474,950	23	20
Financial assets designated at fair value	37,011	1,541	38,552	1,013	39,565	7	3
Derivative assets	260,757	10,881	271,638	(10,966)	260,672	–	(4)
Loans and advances to banks	208,271	7,330	215,601	10,442	226,043	9	5
Loans and advances to customers	958,366	24,619	982,985	54,903	1,037,888	8	6
Financial investments	400,755	6,983	407,738	9,119	416,857	4	2
Other assets	147,094	704	147,798	18,996	166,794	13	13

Total assets	2,454,689	65,958	2,520,647	170,340	2,690,987	10	7

Deposits by banks	110,584	4,188	114,772	10,707	125,479	13	9
Customer accounts	1,227,725	27,220	1,254,945	64,042	1,318,987	7	5
Trading liabilities	300,703	9,627	310,330	75,494	385,824	28	24
Financial liabilities designated at fair value	88,133	2,041	90,174	8,106	98,280	12	9
Derivative liabilities	258,665	10,844	269,509	(12,484)	257,025	(1)	(5)
Debt securities in issue	145,401	3,778	149,179	624	149,803	3	–
Liabilities under insurance contracts	58,609	2,377	60,986	3,465	64,451	10	6
Other liabilities	109,954	1,929	111,883	11,718	123,601	12	10

Total liabilities	2,299,774	62,004	2,361,778	161,672	2,523,450	10	7

Total shareholders’ equity	147,667	3,895	151,562	8,688	160,250	9	6
Non-controlling interests	7,248	59	7,307	(20)	7,287	1	–

Total equity	154,915	3,954	158,869	8,668	167,537	8	5

Total equity and liabilities	2,454,689	65,958	2,520,647	170,340	2,690,987	10	7

For footnote, see page 81.

In the first half of 2011, the effect of acquisitions and disposals was not significant.

HSBC HOLDINGS PLC

Interim Management Report (continued)

Economic profit/(loss)

Our internal performance measures include economic profit/(loss), a calculation which compares the return on financial capital invested in HSBC by our shareholders with the cost of that capital. We price our cost of capital internally and the difference between that cost and the post-tax profit attributable to ordinary shareholders represents the amount of economic profit/(loss) generated. In order to concentrate on external factors rather than measurement bases, we emphasise the trend in economic profit/(loss) ahead of absolute amounts.

Our long-term cost of capital is reviewed annually and is 11% for 2011; this remains unchanged from 2010. We use the Capital Asset Pricing Model to determine our cost of capital. The following commentary is on a reported basis.

Economic profit/(loss)

The return on invested capital increased by 2.0 percentage points to 11.4%, which is broadly in line with our benchmark cost of capital. Our economic profit was US$0.3bn, an increase of US$1.5bn compared with a loss at 30 June 2010, due to an increase in profit attributable to shareholders. This was predominantly driven by a lower tax charge as well as an increase in reported profit before tax due to lower loan impairment charges across all regions, notably in the US, partly offset by an increase in costs.

The increase in average invested capital reflected higher retained earnings and an increase in the average foreign exchange reserves primarily due to the effect of euro and sterling rate movements on our underlying assets.

	Half-year to
	30 June 2011		30 June 2010		31 December 2010
	US$m	%[3][5]	US$m	%[3][5]	US$m	%[3][5]

Average total shareholders’ equity	153,312		131,198		143,712
Adjusted by:
Goodwill previously amortised or written off	8,123		8,123		8,123
Property revaluation reserves	(916)		(786)		(820)
Reserves representing unrealised losses on effective cash flow hedges	384		25		155
Reserves representing unrealised losses on available-for-sale securities	3,699		7,590		4,298
Preference shares and other equity instruments	(7,256)		(3,661)		(7,256)

Average invested capital[3][6]	157,346		142,489		148,212

Return on invested capital[37]	8,929	11.4	6,629	9.4	6,117	8.2

Benchmark cost of capital	(8,583)	(11.0)	(7,772)	(11.0)	(8,320)	(11.0)

Economic profit/(loss) and spread	346	0.4	(1,143)	(1.6)	(2,203)	(2.8)

For footnotes, see page 81.

HSBC HOLDINGS PLC

Interim Management Report (continued)

Ratios of earnings to combined fixed charges (and preference share dividends)

	Half-year to 30 June	Year ended 31 December
	2011	2010	2009	2008	2007	2006
Ratios of earnings to combined fixed charges and preference share dividends:[1]
– excluding interest on deposits	6.36	5.89	2.64	2.97	6.96	7.22
– including interest on deposits	1.71	1.69	1.20	1.13	1.34	1.40
Ratios of earnings to combined fixed charges:[1]
– excluding interest on deposits	7.79	7.10	2.99	3.17	7.52	7.93
– including interest on deposits	1.76	1.73	1.22	1.14	1.34	1.41

1	For the purpose of calculating the ratios, earnings consist of income from continuing operations before taxation and non controlling interest plus fixed charges and after deduction of the unremitted pre-tax income of associated undertakings. Fixed charges consist of total interest expense, including or excluding interest on deposits, as appropriate, preference share dividends, as applicable, and the proportion of rental expense deemed representative of the interest factor.

28a

HSBC HOLDINGS PLC

Interim Management Report (continued)

Customer accounts by country

Europe

	At 30 June 2011 US$m	At 30 June 2010 US$m	At 31 December 2010 US$m

UK	366,134	335,493	351,522
France[5][6]	101,032	68,942	65,407
Germany	9,046	7,698	7,063
Malta	6,200	5,084	5,968
Switzerland	46,790	41,556	43,098
Turkey	7,583	5,888	6,602
Other	12,026	12,597	11,903

	548,811	477,258	491,563

Hong Kong	305,726	274,112	297,484

Rest of Asia-Pacific
Australia	18,780	12,641	16,640
India	11,732	11,269	12,143
Indonesia	5,982	5,599	5,572
Japan	5,378	4,432	5,575
Mainland China	28,481	21,893	27,007
Malaysia	16,962	13,751	15,257
Singapore	40,906	34,696	38,951
South Korea	5,278	4,258	4,303
Taiwan	11,968	10,385	12,131
Vietnam	1,543	1,358	1,255
Other	21,579	16,679	19,321

	168,589	138,319	158,155

Middle East and North Africa
Egypt	7,103	6,666	6,881
Qatar	3,319	3,192	3,069
United Arab Emirates	18,558	16,136	16,332
Other	8,139	6,983	7,229

	37,119	32,977	33,511

North America
US	104,749	97,804	103,007
Canada	47,049	42,438	45,772
Bermuda	10,835	9,196	9,707

	162,633	149,438	158,486

Latin America
Argentina	4,403	3,505	3,983
Brazil	52,285	41,001	49,253
Mexico	25,326	18,160	21,295
Panama	7,535	7,083	7,429
Other	6,560	5,468	6,566

	96,109	75,217	88,526

For footnote, see page 81.

28b

HSBC HOLDINGS PLC

Interim Management Report (continued)

Customer groups and global businesses

Summary

HSBC’s senior management reviews operating activity on a number of bases, including by geographical region and by customer group and global business. Capital resources are allocated and performance is assessed primarily by geographical region, as presented on page 41.

In addition to utilising information by geographical region, management assesses performance through two customer groups, Retail Banking and Wealth Management (‘RBWM’),

(formerly Personal Financial Services (‘PFS’)) and Commercial Banking (‘CMB’), and two global businesses, Global Banking and Markets (‘GB&M’) and Global Private Banking (‘GPB’). RBWM incorporates the Group’s consumer finance businesses.

With effect from 1 March 2011, our Global Asset Management business was moved from GB&M to RBWM. This resulted in a reallocation between the two of US$181m and US$140m in profit before tax in the first and second halves of 2010, respectively, and in total assets of US$3bn and US$3.3bn at 30 June 2010 and 31 December 2010, respectively. All periods presented have been adjusted accordingly.

The commentaries below present customer groups and global businesses followed by geographical regions. Performance is discussed in this order because certain strategic themes, business initiatives and trends affect more than one geographical region. All commentaries are on an underlying basis (see page 10) unless stated otherwise.

Profit/(loss) before tax

			Half-year to
	30 June 2011		30 June 2010		31 December 2010
	US$m	%	US$m	%	US$m	%

Retail Banking and Wealth Management[16]	3,126	27.3	1,352	12.1	2,487	31.4
Commercial Banking	4,189	36.5	3,204	28.9	2,886	36.4
Global Banking and Markets[16]	4,811	41.9	5,452	49.1	3,763	47.4
Global Private Banking	552	4.8	556	5.0	498	6.3
Other[3][8]	(1,204)	(10.5)	540	4.9	(1,701)	(21.5)

	11,474	100.0	11,104	100.0	7,933	100.0

Total assets[3][9]

	At 30 June 2011		At 30 June 2010		At 31 December 2010
	US$m	%	US$m	%	US$m	%

Retail Banking and Wealth Management[16]	557,952	20.7	510,092	21.1	530,970	21.6
Commercial Banking	336,094	12.5	264,077	10.9	296,797	12.1
Global Banking and Markets[16]	1,942,835	72.2	1,774,639	73.4	1,755,043	71.5
Global Private Banking	122,888	4.6	108,499	4.5	116,846	4.8
Other	189,912	7.0	189,153	7.8	161,458	6.6
Intra-HSBC items	(458,694)	(17.0)	(428,006)	(17.7)	(406,425)	(16.6)

	2,690,987	100.0	2,418,454	100.0	2,454,689	100.0

Risk-weighted assets[40]

			At 30 June 2011		At 31 December 2010
			US$bn	%	US$bn	%

Total			1,168.5	100.0	1,103.1	100.0

Retail Banking and Wealth Management			365.0	31.2	357.0	32.4
Commercial Banking			363.3	31.1	334.4	30.3
Global Banking and Markets			385.4	33.0	353.2	32.0
Global Private Banking			23.9	2.1	24.9	2.3
Other			30.9	2.6	33.6	3.0

For footnotes, see page 81.

HSBC HOLDINGS PLC

Interim Management Report (continued)

Retail Banking and Wealth Management

RBWM provides 85 million individual and self-employed customers with financial services in over 60 markets worldwide.

	Half-year to16
	30 Jun 2011 US$m	30 Jun 2010 US$m	31 Dec 2010 US$m

Net interest income	12,086	12,194	11,972
Net fee income	4,212	4,060	4,337
Other income	1,274	299	749

Net operating income[4][1]	17,572	16,553	17,058

Impairment charges[42]	(4,270)	(6,318)	(4,941)

Net operating income	13,302	10,235	12,117

Total operating expenses	(10,746)	(9,349)	(10,190)

Operating profit	2,556	886	1,927

Income from associates[4][3]	570	466	560

Profit before tax	3,126	1,352	2,487

RoRWA[44]	1.8%	0.8%	1.4%

Significant growth in

insurance and investments

Run-off portfolio balances reduced by

US$4.9bn

Best retail bank	Best foreign bank
in Hong Kong	in China
(The Asian Banker)	(The Asian Banker)

Strategic direction

RBWM’s aim is to provide consistent and high quality retail banking and wealth management services to our customers. We will provide retail banking services in markets where we already have scale or where scale can be built over time and we will implement standardised distribution and service models to ensure we can deliver them more efficiently. As wealth creation continues to grow in both developed and emerging markets, we will leverage our global propositions such as Premier and our bancassurance and asset management capabilities to deepen our existing customer relationships and the penetration of our wealth management services.

We focus on three strategic imperatives:

•	developing world class wealth management for retail customers;

•	leveraging global expertise in retail banking; and

•	portfolio management to drive superior returns.

For footnotes, see page 81.

Review of performance

•

As announced last year, RBWM was created with effect from 1 March 2011, bringing together the PFS, insurance and Global Asset Management businesses under a unified management structure. This will enable us to drive our strategy of streamlining our retail banking businesses and developing world class wealth management services for retail customers.

•

RBWM reported a profit before tax of US$3.1bn in the first half of 2011, more than double that in the first half of 2010. This was largely attributable to a decline in loan impairment charges, particularly in the US, where delinquency trends continued to improve following the managed reduction in the run-off portfolios.

•	We continued to rebalance revenue and profit contribution with growth in our priority markets, offsetting declines in run-off portfolios in the US.

•

Revenue increased by 3%, as income rose in Hong Kong and Rest of Asia-Pacific from an increase in the sales of wealth management products. In Europe, revenue rose as a result of increased lending, notably in mortgages, and net insurance income, driven by successful targeted sales campaigns, particularly in France. Net interest income increased in Rest of Asia-Pacific and Latin America from higher volumes. Deposit spreads increased in parts of Rest of Asia-Pacific due to increases in interest rates, particularly in mainland China, India and Malaysia. This was partly offset by reductions in North America due to lower lending balances in both the run-off portfolio and in the Card and Retail Services business. In a number of markets, particularly Mexico, India and the UAE, we continued to reposition our lending portfolio to lower risk, lower yielding assets. Europe, Hong Kong and Rest of Asia-Pacific benefited from an increase in PVIF due to refinement to the calculation of the PVIF asset (see footnote 27).

•

Loan impairment charges fell by 34%, reflecting the managed decline of riskier portfolios, and enhanced collection processes and underwriting practices. The loan book continued to decline in the US, and some high risk portfolios in Latin America, Rest of Asia-Pacific and Middle East and North Africa were managed down.

•	Operating expenses increased by 10% to US$10.7bn. The rise in costs resulted mainly from increases in front office headcount in Hong Kong, Rest of Asia-Pacific and Brazil as we

HSBC HOLDINGS PLC

Interim Management Report (continued)

invested in these key growth markets, coupled with wage inflation in certain markets. Operating expenses included US$589m of provisions relating to customer redress programmes in the UK, including a provision in respect of the adverse judgement in the Judicial Review relating to sales of PPI. Litigation provisions increased in the US. Operating costs also rose as we wrote off certain previously capitalised software development expenses and incurred other restructuring costs as part of our new strategic priorities. This was partly offset by a credit of US$264m resulting from a change in the inflation measure used to calculate the defined benefit obligation in the UK for deferred pensions.

•

The share of profits from associates increased by 18%, mainly in Ping An due to an increase in profits driven by strong sales growth and the performance of its wealth management businesses and banking business.

Developing world class wealth management for retail customers

•	Our World Selection global investment offering continued to grow and total assets under management were US$9.0bn at 30 June 2011, compared with US$7.2bn at 31 December 2010.

•

Our insurance operations performed strongly in the first half of 2011, with increased net earned premiums compared with 2010. This was driven by a growing demand for life insurance products. The improved outlook for investment markets in 2011 generated increased demand for wealth products in Asia and a rise in new business sales in Hong Kong. In Latin America, increased premium income reflected an improving economic environment and investment in the sales network, notably in Brazil. The contribution from our investment in Ping An also increased, driven by growth in its life insurance business.

•

Global Asset Management increased management fees by 6% on the first half of 2010, most notably in Europe, Hong Kong and Latin America. Funds under management (‘FuM’) reached a record period-end high of US$449bn of which emerging markets FuM were US$135bn. This represented growth in total FuM of 10% and emerging markets FuM of 14% compared with the first half of 2010. The increasing focus on our wealth management proposition generated US$4.4bn of net inflows in the first half of 2011 compared with US$1.3bn in 2010.

Leveraging global expertise in retail banking

•

We enhanced our services with a number of innovative developments, including the launch of renminbi-denominated deposits in an additional seven markets across Asia in the first half of 2011, and extended our mobile banking solution to Canada, Malaysia and Singapore.

•

We continued to grow mortgage lending in the UK and in Asia, particularly in Hong Kong where our volume growth in mortgages enabled us to maintain our market leadership. In Australia, Singapore and Malaysia we increased mortgage balances through targeted marketing campaigns. Customer account balances also grew in Rest of Asia-Pacific, reflecting an increase in customer numbers, and in Europe due to competitive pricing and acquisition campaigns.

Portfolio management to drive superior returns

•

During the first half of 2011, we continued to reposition our operations and optimise our businesses. In line with this, in April, we announced the sale of HSBC Afore, our pension administration business in Mexico, which is expected to be completed in the third quarter of 2011. Also in April, following a strategic review of our operations in Russia, we announced our withdrawal from the retail business, and have now agreed the sale of some elements of this business.

•

In May 2011, we sold our Insurance Captive Management business which provided third party property and third party insurance claim administration services. This is part of our strategy to focus our insurance business on connectivity to core banking customers and wealth management product offerings.

•	In July, we announced the sale of our UK motor insurance portfolio and the closure of retail banking operations in Poland.

HSBC HOLDINGS PLC

Interim Management Report (continued)

Commercial Banking

CMB offers a full range of commercial financial services to 3.6m customers ranging from sole proprietors to publicly quoted companies in 65 countries.

	Half-year to
	30 Jun 2011 US$m	30 Jun 2010 US$m	31 Dec 2010 US$m

Net interest income	4,814	4,024	4,463
Net fee income	2,131	1,935	2,029
Other income	735	781	602

Net operating income[4][1]	7,680	6,740	7,094

Impairment charges[4][2]	(642)	(705)	(1,100)

Net operating income	7,038	6,035	5,994

Total operating expenses	(3,465)	(3,266)	(3,565)

Operating profit	3,573	2,769	2,429

Income from associates[4][3]	616	435	457

Profit before tax	4,189	3,204	2,886

RoRWA[4][4]	2.4%	2.2%	1.8%

Revenue growth of

12%

ahead of cost growth of 3%

on an underlying basis

Trade revenue grew

26%

compared with world GDP growth of 3%

Strong revenue growth from

the sale of GB&M products

Strategic direction

CMB aims to be the banking partner of choice for international businesses by building on our rich heritage, international capabilities and relationships to enable connectivity and support trade and capital flows around the world, thereby strengthening our leading position in international business and trade.

We focus on four strategic imperatives:

•	focus on faster-growing markets while connecting revenue and investment flows with developed markets;

•	enhance collaboration with GB&M, providing capital market access and a wider range of sophisticated risk management and liquidity products to the growing mid-market corporates;

•	capture growth in international small and medium-sized enterprises; and

•	drive efficiency gains through adopting a global operating model.

For footnotes, see page 81.

Review of performance

•

In the first half of 2011, CMB reported a profit before tax of US$4.2bn, US$1.0bn or 31% higher than in the first half of 2010. On an underlying basis, profit before tax also increased by 31%, reflecting higher lending balances and an expansion in world trade, in particular in the faster-growing markets. Income from our associate, Bank of Communications, also increased reflecting strong loan growth and wider spreads. Profit before tax grew in all regions except North America where we are investing in areas of strong international connectivity.

•

Customer lending balances rose from the end of 2010 by 9% to US$268bn, primarily in Asia, Europe and Latin America, driven by the expanding trade flows and increased business activity. Demand for credit remained strong in Hong Kong, Malaysia and Brazil. Lending balances also increased in the UK by 2% to US$69.9bn.

•

Credit quality improved as our exposure to higher risk portfolios was managed down and the economic environment generally improved. As a result, loan impairment charges and other credit risk provisions declined by 14%. In the first half of 2011, there was a marked decline in loan impairment charges against specific exposures in Europe while, in North America, there were notable falls in loan impairment charges.

•	In the first half of 2011, CMB grew customer account balances by 3% to US$301bn, with significant growth in Asia and Latin America driven partly by new customer acquisitions.

Shift towards faster-growing markets while connecting with developed markets

•

Revenue increased by 12%, primarily in Latin America (specifically Brazil, Mexico and Argentina), Hong Kong and the Rest of Asia-Pacific region (specifically mainland China, India and Singapore). This was driven by lending to meet higher credit demand as a result of improved trade and business volumes, and deposit balance growth. Net fee income also increased from rising sales of trade, payments and cash management, investment and Global Markets products.

•

In line with our aspiration to double our trade revenue over the medium term, we merged our Trade and Supply Chain and Receivables Finance businesses, allowing us to build on the scale of our trade business to expand our receivables

HSBC HOLDINGS PLC

Interim Management Report (continued)

finance offerings from the existing base of 23 countries.

•

In the first half of 2011, our trade revenue was US$1bn, an increase of 26% compared with the first half of 2010. Significantly, growth in our trade revenue was more than eight times that of world GDP growth, reflecting our concentration in the faster growing markets.

•

Our geographic presence across both mature and faster-growing markets allowed us to capitalise on the rising levels of international trade and investment flows. We achieved a significant number of mandates to provide cross-border payments and cash management solutions for our corporate customers, reinforcing the importance of our geographic network to this customer segment.

•

In the first half of 2011, the number of successful cross-border referrals increased by 43% compared with the first half of 2010, with a transaction value of over US$12bn. Notably, 66% of this increase came from mainland China, demonstrating its significance to CMB.

•

We continued to strengthen our position as a leading international bank for renminbi product offerings through product innovation in over 50 locations on six continents. In the first half of 2011, we were the first international bank to provide commercial banking customers with a dedicated renminbi Business Card in Hong Kong, minimising their foreign exchange risk, and in Singapore we expanded our renminbi capabilities, including an e-platform for payments in the currency.

Enhance collaboration with GB&M

•

Our customers benefit from the diversity of products and services available from a universal bank. This includes Global Markets products provided to CMB customers with more complex requirements, as well as GPB and Premier services for our business customers’ personal wealth requirements.

•	CMB revenue generated from the sale of Global Markets products grew strongly compared with the first half of 2010, with strong momentum in Asia and Latin America.

Capture growth in international SMEs

•

We are focusing our Business Banking propositions on attracting the growing number of internationally aspirant small and medium-sized enterprises (‘SME’s). 82% of SMEs in Hong Kong rate us as the best bank for international business and in the UK we have over 130 International Commercial Managers to support the Business Banking segment.

In the Middle East and North Africa, we pledged a second US$100m during the period to SME customers in the UAE engaged in cross-border business and the amount has been fully utilised.

•

In Mexico, we launched the HSBC Business Card to facilitate working capital requirements and more effectively service the needs of our SME client base. Despite muted demand, CMB increased gross new lending to UK SMEs by 20% as we continued to support this important sector and assist new business start-ups. We are in line with our targets as set out in the Merlin Agreement between the major UK banks and the UK government.

Drive efficiency gains through adopting a global operating model

•

We continue to enhance and tailor CMB’s direct banking solutions to improve our customer experience. We recognise our customers are increasingly more technologically oriented and CMB will continue to invest in and expand the transactional functionality and information services we offer. For example, in the UK, we were one of the first international financial institutions to offer a dedicated Business Mobile Banking iApp, achieving almost 70,000 downloads in the first month. For our corporate segment customers, HSBCnet for Mobile was piloted in 40 countries in the first half of 2011, with a further 25 countries due to go live by the end of 2011, subject to regulatory approvals.

•

Operating expenses rose by 3% to US$3.5bn. Excluding a credit of US$212m resulting from a change in the inflation measure used to calculate the defined benefit obligation in the UK for deferred pensions, they increased by 9% to US$3.7bn. On the same basis, after adjusting for this credit, our cost efficiency ratio improved from 49.2% to 47.8%, reflecting a disciplined approach to managing the cost base. In the Rest of Asia-Pacific region, the cost efficiency ratio improved by 2 percentage points to 47.2% despite inflationary pressures and the addition of almost 200 new staff as we expanded our business in this strategically important market.

HSBC HOLDINGS PLC

Interim Management Report (continued)

Global Banking and Markets

GB&M is a global business which provides tailored financial solutions to major government, corporate and institutional clients worldwide.

	Half-year to16
	30 Jun 2011 US$m	30 Jun 2010 US$m	31 Dec 2010 US$m

Net interest income	3,603	3,724	3,619
Net fee income	1,730	1,879	1,785
Net trading income[4][5]	3,827	3,754	2,076
Other income	529	963	1,112

Net operating income[4][1]	9,689	10,320	8,592

Impairment charges[4][2]	(334)	(499)	(491)

Net operating income	9,355	9,821	8,101

Total operating expenses	(4,860)	(4,607)	(4,621)

Operating profit	4,495	5,214	3,480

Income from associates[4][3]	316	238	283

Profit before tax	4,811	5,452	3,763

RoRWA[4][4]	2.6%	2.9%	2.0%

Significant contribution from faster-growing markets with particularly strong performances in Latin America and Rest of Asia-Pacific

Best Global Risk Management House Best Debt House: – in Asia – in Middle East (Euromoney Awards for Excellence 2011)	Best Domestic Equity House Hong Kong (Asiamoney Best Bank 2011 Awards) Best Investment Bank in Hong Kong (FinanceAsia Country Awards)

Strategic direction

GB&M continues to pursue its well established ‘emerging markets-led and financing-focused’ strategy, with the objective of being a leading global wholesale bank. This strategy has evolved to include a greater emphasis on connectivity, leveraging the Group’s extensive distribution network.

We focus on four strategic imperatives:

•	reinforce client coverage and client-led solutions for major government, corporate and institutional clients;

•	continue to defend core, enhance existing and build new capabilities in major hubs to support the delivery of an integrated suite of products and services;

•	enhance collaboration with other customer groups, particularly CMB, to deliver incremental revenues; and

•	focus on business re-engineering to ensure the efficiency of our platform.

For footnotes, see page 81.

Review of performance

•

GB&M reported profit before tax of US$4.8bn, 12% lower than in the first half of 2010 as a result of the challenging trading environment, which was dominated by uncertainty around eurozone sovereign debt. On an underlying basis, profit before tax declined by 16% as a result of lower revenues in legacy Credit, and in Balance Sheet Management, coupled with the cost of continued strategic investment. These factors were partly offset by higher revenues in Global Banking, Equities and Securities Services and a significant decrease in loan impairment charges.

•

We continued to leverage our unique geographical franchise and global connectivity, particularly focused on ‘South-South’ trade corridors, to capitalise on opportunities presented by growing international trade flows. We also focused on connecting with other areas of HSBC, notably CMB, where gross revenues from the cross-sale of GB&M products increased, and GPB through the Family Office partnership. Investment in people and infrastructure continued during the first half of 2011 to enhance our product offerings. These strategic initiatives include the development of Prime Services and equity market capabilities together with the expansion of the Rates and Foreign Exchange e-commerce platforms which remain key to supporting our customer-focused strategy over the long term through enhanced competitive positioning.

•

Net operating income before loan impairment charges and other credit risk provisions decreased by 9%. This was primarily due to lower income in Balance Sheet Management, reflecting the continuing effect of prevailing low interest rates and flattening yield curves. Legacy Credit was affected by lower recoveries generated from the securities investment conduits, a reduction in effective yields and lower holdings of legacy assets. Revenues in Credit were also affected by the re-emergence of uncertainty in the eurozone sovereign credit markets in the second quarter of 2011. Trading income from structured liabilities declined, mainly in Rates, due to lower favourable fair value movements as credit spreads widened to a lesser extent than a year ago; a gain of US$60m compared with a reported gain of US$255m in the first half of 2010.

•	Loan impairment charges and other credit risk provisions were significantly lower than both halves of 2010. Loan impairment charges were US$70m compared with the US$233m in the

HSBC HOLDINGS PLC

Interim Management Report (continued)

Management view of total operating income

	Half-year to16
	30 Jun 2011 US$m	30 Jun 2010 US$m	31 Dec 2010 US$m

Global Markets[4][6]	5,146	5,542	3,631

Credit	530	1,043	606
Rates	1,355	1,529	523
Foreign Exchange	1,517	1,513	1,239
Equities	612	479	276
Securities Services[4][7]	854	718	793
Asset and Structured Finance	278	260	194

Global Banking	2,670	2,288	2,333

Financing and Equity Capital Markets	1,664	1,420	1,432
Payments and Cash Management[4][8]	695	542	591
Other transaction services[4][9]	311	326	310

Balance Sheet Management	1,765	2,269	1,833
Principal Investments	175	126	193
Other[50]	(67)	95	602

Total operating income	9,689	10,320	8,592

For footnotes, see page 81.

first half of 2010, driven by a general improvement in the credit environment and the non-recurrence of significant impairment charges taken against a small number of clients in 2010. Credit risk provisions fell by US$29m to US$263m, despite a US$65m charge recorded in respect of Greek sovereign debt in the first half of 2011. Asset-backed securities accounted for US$238m of US$263m, compared with impairments of US$256m reported in the first half of 2010.

•

Operating expenses increased, reflecting continued investment in GB&M platforms to deliver revenue growth and improved process automation in light of increasing competition and changing regulatory demands. Performance costs rose due to increased amortisation charges for previous years’ performance shares and accelerated expense recognition for future deferred bonus awards. Offsetting these factors was a credit of US$111m in the first half of 2011 arising from a change in the inflation measure used to calculate the defined benefit obligation in the UK for deferred pensions. In addition, the first half of 2010 included the cost of payroll and bonus taxes in the UK and France on certain bonuses paid in respect of 2009. The cost efficiency ratio, at 50.2%, was 6.2 percentage points higher than in the first half of 2010 reflecting both our investment in the business and the effect of prevailing market conditions on income.

•

Global Markets delivered first half revenues in excess of US$5bn for the third consecutive year in a very uncertain trading environment. The decrease compared with the first half of 2010 was mainly due to a decline in legacy Credit, as noted above. Credit revenues were also affected by the re-emergence of eurozone sovereign debt concerns in the second quarter of 2011, resulting in a decline in client activity and a general widening of credit spreads. These were partly offset by improved performance in primary markets as HSBC increased its market share of global bond issuance volumes. Revenues in Rates declined due to lower favourable fair value movements on structured liabilities, partly offset by higher customer demand for structured products. Equities revenues rose as improved competitive positioning helped capture increasing client flows, particularly during the global rally in the first quarter of 2011. Securities Services revenues increased by 14%, benefiting from balance growth in Europe, higher spreads in Asia and Latin America and increased transaction volumes.

•

Global Banking revenues rose by 12% as it maintained its focus on deepening key client relationships. This growth was led by continued momentum in project and export finance. Lending revenues were broadly in line, as higher income fuelled by asset growth in Asia, was offset by narrower spreads and limited demand in Europe and North America as clients in developed markets focused on refinancing existing facilities. Payments and Cash Management revenue rose by 24%, driven by Asia, with higher net interest income reflecting strong growth in deposit balances and wider spreads following interest rate rises in certain markets; fee income also benefited from growth in transaction volumes.

•

Revenues in Balance Sheet Management continued to reduce as higher-yielding positions matured and the opportunity for maintaining yields on reinvestment was limited by the prevailing low interest rate environment. Gains on disposal of securities in the available-for-sale portfolio also fell from the high level of realised gains primarily in Hong Kong and Rest of Asia-Pacific in the first half of 2010.

HSBC HOLDINGS PLC

Interim Management Report (continued)

Global Private Banking

GPB works with high net worth clients to manage and preserve their wealth while connecting them to global opportunities.

	Half-year to
	30 Jun 2011 US$m	30 Jun 2010 US$m	31 Dec 2010 US$m

Net interest income	729	646	699
Net fee income	731	643	656
Other income	229	254	195

Net operating income[4][1]	1,689	1,543	1,550

Impairment (charges)/ recoveries[4][2]	(22)	–	12

Net operating income	1,667	1,543	1,562

Total operating expenses	(1,117)	(967)	(1,068)

Operating profit	550	576	494

Income from associates[4][3]	2	(20)	4

Profit before tax	552	556	498

RoRWA[44]	4.5%	4.3%	3.9%

Client assets 7% up at US$416bn US$13bn net new money

Best Private Bank in Asia (Euromoney 2011 Private Banking Survey)

Best Private Bank in Hong Kong (FinanceAsia Country Awards 2010)	Outstanding Private Bank – Middle East (Private Banker International Awards 2010)

Strategic direction

GPB serves high-net worth customers with complex and international needs. We focus on four strategic imperatives:

•	further expand our business in the domestic and faster-growing markets through the recruitment of front office staff and the delivery of faster-growing market products to clients in developed markets;

•	continue to leverage our intra-Group strengths, including referrals with CMB and RBWM and our Family Office Partnership with GB&M;

•	increase our managed assets, through building on our expertise in alternative investments, faster-growing markets and foreign exchange; and

•	continue to invest in front-office systems with strong data security, while maintaining a focus on risk management and cost control.

For footnotes, see page 81.

Review of performance

•

Reported profit before tax was US$552m, marginally lower than in the first half of 2010 on both a reported and an underlying basis, as strong revenue growth, driven by increases in client assets under management and activity levels, was offset by a rise in costs and impairment charges.

•

Although clients remained cautious in the prevailing market environment, risk appetite showed signs of improvement. Net fee income rose as a result of higher transaction volumes and growth in average client assets under management, driven by net new money inflows and our focus on faster growing markets. Demand for lending continued to recover which, together with improved spreads, led to higher net interest income.

•

The increase in operating expenses was primarily driven by the strengthening of the Swiss franc (see footnote 51), which accounts for a significant proportion of our cost base, together with higher costs incurred as a result of the developing regulatory environment, the hiring of front office staff to cover faster growing markets and an acceleration in the expense recognition for deferred bonus awards. A restructuring programme started in the first half of 2011, the benefits of which are expected in future reporting periods.

•	Loan impairment charges and other credit risk provisions increased, due to the impairment of available-for-sale debt securities.

Client assets

	Half-year to
	30 Jun 2011 US$bn	30 Jun 2010 US$bn	31 Dec 2010 US$bn

At beginning of period	390	367	354
Net new money	13	7	6
Value change	1	(4)	17
Exchange/other	12	(16)	13

At end of period	416	354	390

•

Reported client assets, which include funds under management and cash deposits, increased due to US$13bn of net new money inflows, together with favourable foreign exchange and market movements. Net new money continued to benefit from intra-Group referrals and strong inflows from Asia and Latin America. As a result, reported ‘Total client assets’, the equivalent to many industry definitions of assets under management which includes some non-financial assets held in client trusts, increased by 11% since 31 December 2010 to US$556bn.

HSBC HOLDINGS PLC

Interim Management Report (continued)

Other

‘Other’ contains the results of certain property transactions, unallocated investment activities, centrally held investment companies, movements in fair value of own debt, HSBC’s holding company and financing operations.

	Half-year to
	30 Jun 2011 US$m	30 Jun 2010 US$m	31 Dec 2010 US$m

Net interest expense	(481)	(537)	(461)
Net trading income/ (expense)	(222)	(572)	261
Net income/(expense) from financial instruments designated at fair value	(286)	1,178	(1,394)
Other income	3,017	3,163	3,022

Net operating income[4][1]	2,028	3,232	1,428

Impairment (charges)/ recoveries[42]	2	(1)	4

Net operating income	2,030	3,231	1,432

Total operating expenses	(3,286)	(2,759)	(3,159)

Operating profit/(loss)	(1,256)	472	(1,727)

Income from associates[4][3]	52	68	26

Profit/(loss) before tax	(1,204)	540	(1,701)

US$1.2bn

reduction in profit before tax

due to fair value movements

on own debt

Increase in operating expenses due to restructuring costs

in Latin America and centralisation of processes

For footnotes, see page 81.

Notes

•

Reported loss before tax of US$1.2bn compared with a profit before tax of US$540m in the first half of 2010. This included losses of US$143m on the fair value of HSBC’s own debt attributable to a narrowing in credit spreads compared with gains of US$1.1bn in the first half of 2010. In addition, reported profits included a gain of US$62m on the reclassification of Bao Viet as an associate in the first half of 2010 and accounting gains of US$188m and US$181m in the first halves of 2010 and 2011, respectively, arising from the dilution of our shareholding in Ping An following its issue of share capital to third parties. On an underlying basis, the loss before tax increased by 57% to US$1.2bn. For a description of the main items reported under ‘Other’, see footnote 38.

•	Net interest expense substantially comprised interest expense on long-term debt issued by HSBC Holdings.

•

Net trading expense fell by US$350m, primarily driven by lower adverse fair value movements on non-qualifying hedges, mainly cross-currency swaps used to economically hedge fixed rate long-term debt issued by HSBC Holdings. This was the result of a less pronounced decrease in long-term US interest rates relative to sterling and euro interest rates than in the first half of 2010.

•

Net expense from financial instruments designated at fair value of US$143m compared with income of US$112m in the first half of 2010 due to adverse fair value movements from interest and exchange rate ineffectiveness in the hedging of long-term debt designated at fair value issued by HSBC Holdings and our European and North American subsidiaries.

•	Other operating income reduced as gains of US$250m recognised from the sale and leaseback of our Paris and New York headquarters did not recur.

•

Operating expenses increased by 18% to US$3.3bn driven by restructuring costs in Latin America of US$149m as we took measures to improve efficiencies and processes in order to reduce the future cost base of our operations. The increasing number of centralised operational and migrated activities also contributed to higher costs in the period. These costs were previously incurred directly by customer groups, but are now recorded in ‘Other’ and charged to customer groups through a recharge mechanism with income reported as ‘Other operating income’.

HSBC HOLDINGS PLC

Interim Management Report (continued)

Reconciliation of reported and underlying profit/(loss) before tax

Retail Banking and Wealth Management

30 June 2011 compared with 30 June 2010

	Half-year to 30 June 2011 (‘1H11’) compared with half-year to 30 June 2010 (‘1H10’)[16]
	1H10 as reported US$m	1H10 adjust- ments[9] US$m	Currency translation[1][0] US$m	1H10 at 1H11 exchange rates[1][1] US$m	1H11 as reported US$m	1H11 adjust- ments[9] US$m	1H11 under- lying US$m	Re- ported change[1][2] %	Under- lying change[1][2] %

Net interest income	12,194	–	382	12,576	12,086	–	12,086	(1)	(4)
Net fee income	4,060	(2)	138	4,196	4,212	–	4,212	4	–
Other income[14]	299	(3)	37	333	1,274	–	1,274	326	283

Net operating income[1][5]	16,553	(5)	557	17,105	17,572	–	17,572	6	3

Loan impairment charges and other credit risk provisions	(6,318)	–	(105)	(6,423)	(4,270)	–	(4,270)	32	34

Net operating income	10,235	(5)	452	10,682	13,302	–	13,302	30	25

Operating expenses	(9,349)	2	(386)	(9,733)	(10,746)	–	(10,746)	(15)	(10)

Operating profit	886	(3)	66	949	2,556	–	2,556	188	169

Share of profit in associates and joint ventures	466	–	19	485	570	–	570	22	18

Profit before tax	1,352	(3)	85	1,434	3,126	–	3,126	131	118

30 June 2011 compared with 31 December 2010

	Half-year to 30 June 2011 (‘1H11’) compared with half-year to 31 December 2010 (‘2H10’)[16]
	2H10 as reported US$m	2H10 adjust- ments[9] US$m	Currency translation[1][0] US$m	2H10 at 1H11 exchange rates[17] US$m	1H11 as reported US$m	1H11 adjust- ments[9] US$m	1H11 under- lying US$m	Re- ported change[1][2] %	Under- lying change[1][2] %

Net interest income	11,972	–	235	12,207	12,086	–	12,086	1	(1)
Net fee income	4,337	–	88	4,425	4,212	–	4,212	(3)	(5)
Other income[1][4]	749	–	18	767	1,274	–	1,274	70	66

Net operating income[1][5]	17,058	–	341	17,399	17,572	–	17,572	3	1

Loan impairment charges and other credit risk provisions	(4,941)	–	(55)	(4,996)	(4,270)	–	(4,270)	14	15

Net operating income	12,117	–	286	12,403	13,302	–	13,302	10	7

Operating expenses	(10,190)	–	(249)	(10,439)	(10,746)	–	(10,746)	(5)	(3)

Operating profit	1,927	–	37	1,964	2,556	–	2,556	33	31

Share of profit in associates and joint ventures	560	–	14	574	570	–	570	2	(1)

Profit/(loss) before tax	2,487	–	51	2,538	3,126	–	3,126	26	23

For footnotes, see page 81.

37a

HSBC HOLDINGS PLC

Interim Management Report (continued)

Commercial Banking

30 June 2011 compared with 30 June 2010

	Half-year to 30 June 2011 (‘1H11’) compared with half-year to 30 June 2010 (‘1H10’)
	1H10 as reported US$m	1H10 adjust- ments[9] US$m	Currency translation[1][0] US$m	1H10 at 1H11 exchange rates[1][1] US$m	1H11 as reported US$m	1H11 adjust- ments[9] US$m	1H11 under- lying US$m	Re- ported change[1][2] %	Under- lying change[1][2] %

Net interest income	4,024	(1)	172	4,195	4,814	–	4,814	20	15
Net fee income	1,935	(37)	82	1,980	2,131	–	2,131	10	8
Other income[14]	781	(116)	22	687	735	–	735	(6)	7

Net operating income[15]	6,740	(154)	276	6,862	7,680	–	7,680	14	12

Loan impairment charges and other credit risk provisions	(705)	–	(43)	(748)	(642)	–	(642)	9	14

Net operating income	6,035	(154)	233	6,114	7,038	–	7,038	17	15

Operating expenses	(3,266)	38	(146)	(3,374)	(3,465)	–	(3,465)	(6)	(3)

Operating profit	2,769	(116)	87	2,740	3,573	–	3,573	29	30

Share of profit in associates and joint ventures	435	–	12	447	616	–	616	42	38

Profit before tax	3,204	(116)	99	3,187	4,189	–	4,189	31	31

30 June 2011 compared with 31 December 2010
	Half-year to 30 June 2011 (‘1H11’) compared with half-year to 31 December 2010 (‘2H10’)
	2H10 as reported US$m	2H10 adjust- ments[9] US$m	Currency translation[1][0] US$m	2H10 at 1H11 exchange rates[17] US$m	1H11 as reported US$m	1H11 adjust- ments[9] US$m	1H11 under- lying US$m	Re- ported change[1][2] %	Under- lying change[1][2] %

Net interest income	4,463	1	121	4,585	4,814	–	4,814	8	5
Net fee income	2,029	–	55	2,084	2,131	–	2,131	5	2
Other income[14]	602	(3)	9	608	735	–	735	22	21

Net operating income[15]	7,094	(2)	185	7,277	7,680	–	7,680	8	6

Loan impairment charges and other credit risk provisions	(1,100)	–	(35)	(1,135)	(642)	–	(642)	42	43

Net operating income	5,994	(2)	150	6,142	7,038	–	7,038	17	15

Operating expenses	(3,565)	(1)	(104)	(3,670)	(3,465)	–	(3,465)	3	6

Operating profit	2,429	(3)	46	2,472	3,573	–	3,573	47	45

Share of profit in associates and joint ventures	457	–	8	465	616	–	616	35	32

Profit before tax	2,886	(3)	54	2,937	4,189	–	4,189	45	43

For footnotes, see page 81.

37b

HSBC HOLDINGS PLC

Interim Management Report (continued)

Global Banking and Markets

30 June 2011 compared with 30 June 2010

	Half-year to 30 June 2011 (‘1H11’) compared with half-year to 30 June 2010 (‘1H10’)[16]
	1H10 as reported US$m	1H10 adjust- ments[9] US$m	Currency translation[1][0] US$m	1H10 at 1H11 exchange rates[1][1] US$m	1H11 as reported US$m	1H11 adjust- ments[9] US$m	1H11 under- lying US$m	Re- ported change[1][2] %	Under- lying change[1][2] %

Net interest income	3,724	18	159	3,901	3,603	–	3,603	(3)	(8)
Net fee income	1,879	(11)	59	1,927	1,730	–	1,730	(8)	(10)
Other income[14]	4,717	(35)	189	4,871	4,356	–	4,356	(8)	(11)

Net operating income[15]	10,320	(28)	407	10,699	9,689	–	9,689	(6)	(9)

Loan impairment charges and other credit risk provisions	(499)	–	(27)	(526)	(334)	–	(334)	33	37

Net operating income	9,821	(28)	380	10,173	9,355	–	9,355	(5)	(8)

Operating expenses	(4,607)	108	(204)	(4,703)	(4,860)	–	(4,860)	(5)	(3)

Operating profit	5,214	80	176	5,470	4,495	–	4,495	(14)	(18)

Share of profit in associates and joint ventures	238	–	7	245	316	–	316	33	29

Profit before tax	5,452	80	183	5,715	4,811	–	4,811	(12)	(16)

30 June 2011 compared with 31 December 2010
	Half-year to 30 June 2011 (‘1H11’) compared with half-year to 31 December 2010 (‘2H10’)[16]
	2H10 as reported US$m	2H10 adjust- ments[9] US$m	Currency translation[1][0] US$m	2H10 at 1H11 exchange rates[17] US$m	1H11 as reported US$m	1H11 adjust- ments[9] US$m	1H11 under- lying US$m	Re- ported change[1][2] %	Under- lying change[1][2] %

Net interest income	3,619	–	83	3,702	3,603	–	3,603	–	(3)
Net fee income	1,785	1	44	1,830	1,730	–	1,730	(3)	(5)
Other income[14]	3,188	(332)	84	2,940	4,356	–	4,356	37	48

Net operating income[15]	8,592	(331)	211	8,472	9,689	–	9,689	13	14

Loan impairment charges and other credit risk provisions	(491)	–	(23)	(514)	(334)	–	(334)	32	35

Net operating income	8,101	(331)	188	7,958	9,355	–	9,355	15	18

Operating expenses	(4,621)	–	(126)	(4,747)	(4,860)	–	(4,860)	(5)	(2)

Operating profit	3,480	(331)	62	3,211	4,495	–	4,495	29	40

Share of profit in associates and joint ventures	283	–	3	286	316	–	316	12	10

Profit before tax	3,763	(331)	65	3,497	4,811	–	4,811	28	38

For footnotes, see page 81.

37c

HSBC HOLDINGS PLC

Interim Management Report (continued)

Balance sheet data significant to Global Banking and Markets16

	Europe US$m	Hong Kong US$m	Rest of Asia- Pacific US$m	MENA US$m	North America US$m	Latin America US$m	Total US$m
At 30 June 2011

Trading assets[1]	299,734	29,105	17,686	1,138	106,329	13,286	467,278
Derivative assets[2]	215,099	24,324	16,490	1,087	65,681	4,381	327,062
Trading liabilities	232,676	12,700	4,372	522	111,927	5,262	367,459
Derivative liabilities[2]	197,486	24,447	17,225	1,075	67,225	3,835	311,293

At 30 June 2010

Trading assets[1]	265,958	26,406	19,976	733	76,015	6,786	395,874
Derivative assets[2]	227,337	18,858	17,268	827	71,490	3,268	339,048
Trading liabilities	162,471	9,838	5,131	48	81,118	4,616	263,222
Derivative liabilities[2]	227,156	19,159	16,744	849	71,874	3,545	339,327

At 31 December 2010

Trading assets[1]	232,918	32,023	18,256	958	87,120	6,459	377,734
Derivative assets[2]	199,654	21,644	17,135	832	65,153	3,955	308,373
Trading liabilities	178,861	8,650	3,846	122	91,980	2,702	286,161
Derivative liabilities[2]	199,751	22,622	17,121	845	66,323	3,913	310,575

1	Trading assets, financial instruments designated at fair value and financial investments held in Europe, and by GB&M in North America, include financial assets which may be repledged or resold by counterparties.
2	Derivative assets and derivative liabilities of GB&M include derivative transactions between different regions of GB&M.

37d

HSBC HOLDINGS PLC

Interim Management Report (continued)

Global Private Banking

30 June 2011 compared with 30 June 2010

	Half-year to 30 June 2011 (‘1H11’) compared with half-year to 30 June 2010 (‘1H10’)
	1H10 as reported US$m	1H10 adjust- ments[9] US$m	Currency translation[1][0] US$m	1H10 at 1H11 exchange rates[1][1] US$m	1H11 as reported US$m	1H11 adjust- ments[9] US$m	1H11 under- lying US$m	Re- ported change[1][2] %	Under- lying change[1][2] %

Net interest income	646	–	9	655	729	–	729	13	11
Net fee income	643	–	12	655	731	–	731	14	12
Other income[14]	254	–	3	257	229	–	229	(10)	(11)

Net operating income[15]	1,543	–	24	1,567	1,689	–	1,689	9	8

Loan impairment charges and other credit risk provisions	–	–	(1)	(1)	(22)	–	(22)		(2,100)

Net operating income	1,543	–	23	1,566	1,667	–	1,667	8	6

Operating expenses	(967)	–	(18)	(985)	(1,117)	–	(1,117)	(16)	(13)

Operating profit	576	–	5	581	550	–	550	(5)	(5)

Share of profit in associates and joint ventures	(20)	–	–	(20)	2	–	2

Profit before tax	556	–	5	561	552	–	552	(1)	(2)

30 June 2011 compared with 31 December 2010
	Half-year to 30 June 2011 (‘1H11’) compared with half-year to 31 December 2010 (‘2H10’)
	2H10 as reported US$m	2H10 adjust- ments[9] US$m	Currency translation[1][0] US$m	2H10 at 1H11 exchange rates[17] US$m	1H11 as reported US$m	1H11 adjust- ments[9] US$m	1H11 under- lying US$m	Re- ported change[1][2] %	Under- lying change[1][2] %

Net interest income	699	–	6	705	729	–	729	4	3
Net fee income	656	–	6	662	731	–	731	11	10
Other income[14]	195	–	–	195	229	–	229	17	17

Net operating income[15]	1,550	–	12	1,562	1,689	–	1,689	9	8

Loan impairment (charges)/recoveries and other credit risk provisions	12	–	–	12	(22)	–	(22)

Net operating income	1,562	–	12	1,574	1,667	–	1,667	7	6

Operating expenses	(1,068)	–	(9)	(1,077)	(1,117)	–	(1,117)	(5)	(4)

Operating profit	494	–	3	497	550	–	550	11	11

Share of profit in associates and joint ventures	4	–	–	4	2	–	2	(50)	(50)

Profit before tax	498	–	3	501	552	–	552	11	10

For footnotes, see page 81.

37e

HSBC HOLDINGS PLC

Interim Management Report (continued)

Other

30 June 2011 compared with 30 June 2010

	Half-year to 30 June 2011 (‘1H11’) compared with half-year to 30 June 2010 (‘1H10’)
	1H10 as reported US$m	1H10 adjust- ments[9] US$m	Currency translation[1][0] US$m	1H10 at 1H11 exchange rates[1][1] US$m	1H11 as reported US$m	1H11 adjust- ments[9] US$m	1H11 under- lying US$m	Re- ported change[1][2] %	Under- lying change[1][2] %

Net interest expense	(537)	–	(4)	(541)	(481)	–	(481)	10	11
Net fee income	1	–	(3)	(2)	3	–	3	200	(250)
Changes in fair value[13]	1,074	(1,074)	–	–	(143)	143	–
Other income[14]	2,694	(250)	31	2,475	2,649	(180)	2,467	(2)	(0)

Net operating income[15]	3,232	(1,324)	24	1,932	2,028	(37)	1,989	(37)	3

Loan impairment (charges)/ recoveries and other credit risk provisions	(1)	–	–	(1)	2	–	1

Net operating income	3,231	(1,324)	24	1,931	2,030	(37)	1,990	(37)	3

Operating expenses	(2,759)	–	(31)	(2,790)	(3,286)	–	(3,285)	(19)	(18)

Operating profit/(loss)	472	(1,324)	(7)	(859)	(1,256)	(37)	(1,295)		(51)

Share of profit in associates and joint ventures	68	–	3	71	52	–	52	(24)	(27)

Profit/(loss) before tax	540	(1,324)	(4)	(788)	(1,204)	(37)	(1,243)		(58)

30 June 2011 compared with 31 December 2010
	Half-year to 30 June 2011 (‘1H11’) compared with half-year to 31 December 2010 (‘2H10’)
	2H10 as reported US$m	2H10 adjust- ments[9] US$m	Currency translation[1][0] US$m	2H10 at 1H11 exchange rates[17] US$m	1H11 as reported US$m	1H11 adjust- ments[9] US$m	1H11 under- lying US$m	Re- ported change[1][2] %	Under- lying change[1][2] %

Net interest expense	(461)	–	(39)	(500)	(481)	–	(481)	(4)	4
Net fee income	30	(1)	2	31	3	–	3	(90)	(90)
Changes in fair value[13]	(1,137)	1,137	–	–	(143)	143	–	87	–
Other income[14]	2,996	1	70	3,067	2,649	(180)	2,469	(12)	(20)

Net operating income[15]	1,428	1,137	33	2,598	2,028	(37)	1,991	42	(23)

Loan impairment (charges)/recoveries and other credit risk provisions	4	–	(3)	1	2	–	2	(50)	100

Net operating income	1,432	1,137	30	2,599	2,030	(37)	1,993	42	(23)

Operating expenses	(3,159)	1	(23)	(3,181)	(3,286)	–	(3,286)	4	(3)

Operating loss	(1,727)	1,138	7	(582)	(1,256)	(37)	(1,293)	(27)	(122)

Share of profit in associates and joint ventures	26	(1)	2	27	52	–	52	100	93

Loss before tax	(1,701)	1,137	9	(555)	(1,204)	(37)	(1,271)	(29)	129

For footnotes, see page 81.

37f

HSBC HOLDINGS PLC

Interim Management Report (continued)

Analysis by customer group and global business

HSBC profit/(loss) before tax and balance sheet data

	Half-year to 30 June 2011
	Retail Banking and Wealth Management US$m	Commercial Banking US$m	Global Banking and Markets US$m	Global Private Banking US$m	Other[3][8] US$m	Inter- segment elimination[5][2] US$m	Total US$m
Net interest income/(expense)	12,086	4,814	3,603	729	(481)	(516)	20,235
Net fee income	4,212	2,131	1,730	731	3		8,807

Trading income/(expense) excluding net interest income	166	280	2,830	198	(243)	–	3,231
Net interest income on trading activities	22	16	997	9	21	516	1,581
Net trading income/(expense)[4][5]	188	296	3,827	207	(222)	516	4,812
Net income/(expense) from financial instruments designated at fair value	343	55	(212)	–	(286)	–	(100)
Gains less losses from financial investments	70	2	414	(3)	2	–	485
Dividend income	14	8	39	4	22	–	87
Net earned insurance premiums	5,698	985	23	–	(6)	–	6,700
Other operating income	688	263	280	21	2,997	(2,964)	1,285

Total operating income	23,299	8,554	9,704	1,689	2,029	(2,964)	42,311
Net insurance claims[5][3]	(5,727)	(874)	(15)	–	(1)	–	(6,617)

Net operating income[4][1]	17,572	7,680	9,689	1,689	2,028	(2,964)	35,694
Loan impairment (charges)/recoveries and other credit risk provisions	(4,270)	(642)	(334)	(22)	2	–	(5,266)

Net operating income	13,302	7,038	9,355	1,667	2,030	(2,964)	30,428

Employee expenses[5][4]	(3,169)	(1,210)	(2,396)	(688)	(3,058)	–	(10,521)
Other operating expenses	(7,577)	(2,255)	(2,464)	(429)	(228)	2,964	(9,989)

Total operating expenses	(10,746)	(3,465)	(4,860)	(1,117)	(3,286)	2,964	(20,510)

Operating profit/(loss)	2,556	3,573	4,495	550	(1,256)	–	9,918
Share of profit in associates and joint ventures	570	616	316	2	52	–	1,556

Profit/(loss) before tax	3,126	4,189	4,811	552	(1,204)	–	11,474

	%	%	%	%	%		%
Share of HSBC’s profit before tax	27.3	36.5	41.9	4.8	(10.5)		100.0
Cost efficiency ratio	61.2	45.1	50.2	66.1	162.0		57.5

Balance sheet data[3][9]
	US$m	US$m	US$m	US$m	US$m		US$m
Loans and advances to customers (net)	400,944	268,037	321,061	44,612	3,234		1,037,888
Total assets	557,952	336,094	1,942,835	122,888	189,912	(458,694)	2,690,987
Customer accounts	541,998	301,169	359,757	115,245	818		1,318,987

HSBC HOLDINGS PLC

Interim Management Report (continued)

	Half-year to 30 June 2010
	Retail Banking and Wealth Management[16] US$m	Commercial Banking US$m	Global Banking and Markets[16] US$m	Global Private Banking US$m	Other[3][8] US$m	Inter- segment elimination[5][2] US$m	Total US$m
Net interest income/(expense)	12,194	4,024	3,724	646	(537)	(294)	19,757
Net fee income	4,060	1,935	1,879	643	1	–	8,518

Trading income/(expense) excluding net interest income	(391)	222	2,866	209	(597)	–	2,309
Net interest income on trading activities	15	11	888	10	25	294	1,243

Net trading income/(expense)[4][5]	(376)	233	3,754	219	(572)	294	3,552
Net income/(expense) from financial instruments designated at fair value	(127)	26	8	–	1,178	–	1,085
Gains less losses from financial investments	1	3	507	11	35	–	557
Dividend income	14	5	22	3	15	–	59
Net earned insurance premiums	4,954	696	21	–	(5)	–	5,666
Other operating income	405	355	420	21	3,114	(2,837)	1,478

Total operating income	21,125	7,277	10,335	1,543	3,229	(2,837)	40,672
Net insurance claims[5][3]	(4,572)	(537)	(15)	–	3	–	(5,121)

Net operating income[4][1]	16,553	6,740	10,320	1,543	3,232	(2,837)	35,551
Loan impairment charges and other credit risk provisions	(6,318)	(705)	(499)	–	(1)	–	(7,523)

Net operating income	10,235	6,035	9,821	1,543	3,231	(2,837)	28,028

Employee expenses[5][4]	(2,757)	(1,063)	(2,347)	(609)	(3,030)	–	(9,806)
Other operating (expenses)/income	(6,592)	(2,203)	(2,260)	(358)	271	2,837	(8,305)

Total operating expenses	(9,349)	(3,266)	(4,607)	(967)	(2,759)	2,837	(18,111)

Operating profit	886	2,769	5,214	576	472	–	9,917
Share of profit/(loss) in associates and joint ventures	466	435	238	(20)	68	–	1,187

Profit before tax	1,352	3,204	5,452	556	540	–	11,104

	%	%	%	%	%		%
Share of HSBC’s profit before tax	12.1	28.9	49.1	5.0	4.9		100.0
Cost efficiency ratio	56.5	48.5	44.6	62.7	85.4		50.9

Balance sheet data[3][9]
	US$m	US$m	US$m	US$m	US$m		US$m
Loans and advances to customers (net)	377,478	207,763	268,495	36,590	3,011		893,337
Total assets	510,092	264,077	1,774,639	108,499	189,153	(428,006)	2,418,454
Customer accounts	488,251	263,616	290,672	104,025	757		1,147,321

HSBC HOLDINGS PLC

Interim Management Report (continued)

HSBC profit/(loss) before tax and balance sheet data (continued)

	Half-year to 31 December 2010
	Retail Banking and Wealth Management[16] US$m	Commercial Banking US$m	Global Banking and Markets[16] US$m	Global Private Banking US$m	Other[3][8] US$m	Inter- segment elimination[5][2] US$m	Total US$m
Net interest income/(expense)	11,972	4,463	3,619	699	(461)	(608)	19,684
Net fee income	4,337	2,029	1,785	656	30	–	8,837
Trading income excluding net interest income	285	205	1,460	182	239	–	2,371
Net interest income on trading activities	13	17	616	11	22	608	1,287
Net trading income[4][5]	298	222	2,076	193	261	608	3,658
Net income/(expense) from financial instruments designated at fair value	1,337	164	28	–	(1,394)	–	135
Gains less losses from financial investments	(25)	(4)	356	(17)	101	–	411
Dividend income	13	7	26	2	5	–	53
Net earned insurance premiums	4,783	683	20	–	(6)	–	5,480
Other operating income	279	230	693	17	2,891	(3,026)	1,084

Total operating income	22,994	7,794	8,603	1,550	1,427	(3,026)	39,342
Net insurance claims[5][3]	(5,936)	(700)	(11)	–	1	–	(6,646)

Net operating income[4][1]	17,058	7,094	8,592	1,550	1,428	(3,026)	32,696
Loan impairment (charges)/recoveries and other credit risk provisions	(4,941)	(1,100)	(491)	12	4	–	(6,516)

Net operating income	12,117	5,994	8,101	1,562	1,432	(3,026)	26,180
Employee expenses[5][4]	(3,013)	(1,090)	(2,006)	(628)	(3,293)	–	(10,030)
Other operating (expenses)/income	(7,177)	(2,475)	(2,615)	(440)	134	3,026	(9,547)
Total operating expenses	(10,190)	(3,565)	(4,621)	(1,068)	(3,159)	3,026	(19,577)

Operating profit/(loss)	1,927	2,429	3,480	494	(1,727)	–	6,603
Share of profit in associates and joint ventures	560	457	283	4	26	–	1,330

Profit/(loss) before tax	2,487	2,886	3,763	498	(1,701)	–	7,933

	%	%	%	%	%		%
Share of HSBC’s profit before tax	31.4	36.4	47.4	6.3	(21.5)		100.0
Cost efficiency ratio	59.7	50.3	53.8	68.9	221.2		59.9

Balance sheet data[3][9]
	US$m	US$m	US$m	US$m	US$m		US$m
Loans and advances to customers (net)	390,963	239,286	284,497	40,665	2,955		958,366
Total assets	530,970	296,797	1,755,043	116,846	161,458	(406,425)	2,454,689
Customer accounts	525,221	286,007	308,416	107,130	951		1,227,725

For footnotes, see page 81.

HSBC HOLDINGS PLC

Interim Management Report (continued)

Geographical regions

Summary

In the analysis of profit and loss by geographical region that follows, operating income and operating expenses include intra-HSBC items of US$1,567m (first half of 2010: US$1,467m; second half of 2010: US$1,658m).

Profit/(loss) before tax

	Half-year to
	30 June 2011		30 June 2010		31 December 2010
	US$m	%	US$m	%	US$m	%

Europe	2,147	18.7	3,521	31.7	781	9.8
Hong Kong	3,081	26.9	2,877	25.9	2,815	35.5
Rest of Asia-Pacific	3,742	32.6	2,985	26.9	2,917	36.8
Middle East and North Africa	747	6.5	346	3.1	546	6.9
North America	606	5.3	492	4.4	(38)	(0.5)
Latin America	1,151	10.0	883	8.0	912	11.5

	11,474	100.0	11,104	100.0	7,933	100.0

Total assets39

	At 30 June 2011		At 30 June 2010		At 31 December 2010
	US$m	%	US$m	%	US$m	%

Europe	1,379,308	51.2	1,280,698	52.9	1,249,527	50.9
Hong Kong	474,044	17.6	410,991	17.0	429,565	17.5
Rest of Asia-Pacific	298,590	11.1	244,624	10.1	278,062	11.3
Middle East and North Africa	58,038	2.2	49,637	2.1	52,757	2.1
North America	529,386	19.7	495,408	20.5	492,487	20.1
Latin America	163,611	6.1	121,885	5.0	139,938	5.7
Intra-HSBC items	(211,990)	(7.9)	(184,789)	(7.6)	(187,647)	(7.6)

	2,690,987	100.0	2,418,454	100.0	2,454,689	100.0

Risk-weighted assets55

	At 30 June 2011		At 31 December 2010
	US$bn	%	US$bn	%

Total	1,168.5		1,103.1

Europe	315.7	26.9	301.6	27.2
Hong Kong	110.8	9.5	106.9	9.7
Rest of Asia-Pacific	241.1	20.6	217.5	19.6
Middle East and North Africa	58.1	5.0	54.1	4.9
North America	335.8	28.6	330.7	29.9
Latin America	110.5	9.4	95.9	8.7

For footnotes, see page 81.

HSBC HOLDINGS PLC

Interim Management Report (continued)

Europe

Our principal banking operations in Europe are HSBC Bank plc in the UK, HSBC France, HSBC Bank A.S. in Turkey, HSBC Bank Malta p.l.c., HSBC Private Bank (Suisse) S.A. and HSBC Trinkaus & Burkhardt AG. Through these operations we provide a wide range of banking, treasury and financial services to personal, commercial and corporate customers across Europe.

	Half-year to
	30 Jun 2011	30 Jun 2010	31 Dec 2010
	US$m	US$m	US$m

Net interest income	5,566	5,802	5,448
Net fee income	3,131	3,177	3,194
Net trading income	2,007	1,604	1,259
Other income/(expense)	636	2,138	128

Net operating income[4][1]	11,340	12,721	10,029

Impairment charges[4][2]	(1,173)	(1,501)	(1,519)

Net operating income	10,167	11,220	8,510

Total operating expenses	(8,014)	(7,704)	(7,741)

Operating profit	2,153	3,516	769

Income from associates[4][3]	(6)	5	12

Profit before tax	2,147	3,521	781

Cost efficiency ratio	70.7%	60.6%	77.2%

RoRWA[44]	1.4%	2.2%	0.5%

Period-end staff numbers	76,879	73,431	75,698

Reduction in reported

loan impairment charges42

22%

Market share of new

UK mortgage lending

11%

Strong trade revenue growth

For footnotes, see page 81.

The commentary on Europe is on an underlying basis unless stated otherwise.

Economic background

The UK’s economic recovery remained disappointingly lacklustre in the first half of 2011. In the first quarter, the level of real Gross Domestic Product (‘GDP’) rose by 0.5%, having fallen by 0.5% in the previous quarter. The unemployment rate edged down to 7.7% in the three months to April as modest job shedding in the public sector, in reaction to ongoing fiscal austerity, was offset by job gains in the private sector. The level of turnover in the housing market remained subdued. The Bank of England left interest rates unchanged at 0.5% and the Asset Purchase Facility remained steady at £200bn. CPI inflation was well above the Bank of England’s 2% target throughout the period, reaching 4.5% in May, partly from the rise in VAT at the start of the year, and increases in commodity prices.

The eurozone recovery continued to be uneven, with countries in the north of the region demonstrating strong growth while economies in the south, particularly those focused on fiscal consolidation, saw more modest levels of activity. In part because of rising commodity prices, eurozone inflation rose above the European Central Bank’s (‘ECB’s) target, reaching 2.7% in June, and the ECB began to tighten monetary policy, raising the refi rate in April and July, taking it to 1.5%. For certain countries, particularly Greece, concerns in sovereign bond markets intensified. As it became clear that Greece would be unable to return to the private capital markets in the first half of 2012, the eurozone heads of state arranged in July 2011 for further medium-term financial assistance to be provided to the country.

Review of performance

Our European operations reported a pre-tax profit of US$2.1bn, compared with US$3.5bn in the first half of 2010, a decrease of 39%. Included within these results were adverse fair value movements of US$71m in the first half of 2011 due to the change in credit spreads on the Group’s own debt held at fair value, compared with favourable fair value movements of US$574m in the first half of 2010. The first half of 2010 included a gain of US$107m on the disposal of the HSBC Insurance Brokers business along with the operating results of Eversholt Rail Group which was sold in December 2010. Excluding these items, underlying pre-tax profits decreased by 28%, mainly due to lower revenues in GB&M.

In GB&M, we are investing in the business by expanding our capabilities across the region and further enhancing our product offering in areas such as Payments and Cash Management, Securities

HSBC HOLDINGS PLC

Interim Management Report (continued)

Profit/(loss) before tax by country within customer groups and global businesses

	Retail Banking and Wealth Management[16] US$m	Commercial Banking US$m	Global Banking and Markets[16] US$m	Global Private Banking US$m	Other US$m	Total US$m
Half-year to 30 June 2011
UK	634	761	483	108	(862)	1,124
France[5][6]	139	111	274	10	(89)	445
Germany	23	38	121	21	6	209
Malta	31	34	6	–	–	71
Switzerland	–	(5)	–	122	–	117
Turkey	11	42	31	–	–	84
Other	(69)	63	87	54	(38)	97

	769	1,044	1,002	315	(983)	2,147

Half-year to 30 June 2010
UK	483	500	1,356	116	(366)	2,089
France[5][6]	87	83	401	6	157	734
Germany	19	17	127	18	(4)	177
Malta	21	28	7	–	–	56
Switzerland	–	–	–	161	–	161
Turkey	35	47	58	–	–	140
Other	(46)	34	99	58	19	164

	599	709	2,048	359	(194)	3,521

Half-year to 31 December 2010
UK	698	327	416	107	(1,239)	309
France[5][6]	51	52	(25)	12	(131)	(41)
Germany	17	15	104	12	8	156
Malta	16	28	10	–	–	54
Switzerland	–	(5)	–	104	–	99
Turkey	29	33	47	1	–	110
Other	(98)	46	103	45	(2)	94

	713	496	655	281	(1,364)	781

For footnotes, see page 81.

Services, Prime Services and Equities. Lower revenues compared with the first half of 2010 were driven by reductions in Balance Sheet Management and legacy Credit.

In the UK CMB business, income from UK based customers using products to support international activity grew by 16% compared with the first half of 2010. We remain on track to achieve our lending goals under the Merlin Agreement with the UK government, having made available total new facilities of £22.7bn (US$36.3bn) in the first half of 2011, compared with a full year target of £38.8bn (US$62.1bn), with capacity to increase this to £44.1bn (US$70.6bn) if there is sufficient demand on commercial terms. For UK SMEs, we have provided gross new facilities of £5.6bn (US$9.0bn), compared with a goal of £11.7bn (US$18.7bn) for the full year, with committed capacity for additional facilities of at least £1.2bn (US$1.9bn) if required.

In the UK personal sector, we delivered further growth in mortgage balances and increased our market share of new lending to 11% while maintaining a conservative new lending loan-to-value ratio of 53%. The investment business continued to grow and we increased our assets under management of HSBC World Selection by 20% to US$3.9bn in the first half of the year.

Within Continental Europe, there was a continued focus on selected markets where we have scale and opportunities for growth, particularly in wealth management, CMB and GB&M.

In GPB, the focus remained on enhancing client experience through the delivery of bespoke services and global connections. Client assets increased due to net new money inflows, together with favourable market and foreign exchange movements.

Across the region there was a drive to improve efficiency and rationalise the portfolio and, to that end, we announced the closure of our retail businesses in Russia and Poland, as well as initiatives to improve operational efficiency in France and the UK. We continued to monitor our portfolio against strict targets, and keep our cost base under review.

Net interest income decreased by 9% as Balance Sheet Management revenues reduced. This was due to higher-yielding positions maturing and

HSBC HOLDINGS PLC

Interim Management Report (continued)

opportunities for reinvestment at similar yields being limited by the prevailing low interest rate environment and flatter yield curves. It was partly offset by growth in mortgage and commercial lending balances and wider lending spreads. We continued to build on our strong deposit base in the UK despite fierce competition for customer deposits.

Net fee income decreased by 4%. The increases in GPB from growth in assets under management and higher levels of client activity, along with an increase in domestic and international payments in the UK, did not offset lower fee income in GB&M for management services as the comparable period in 2010 benefited from higher fees generated from the securities investment conduits.

Net trading income increased by 7%. There were lower adverse fair value movements on non-qualifying hedges used to economically hedge fixed-rate long-term debt issued by HSBC Holdings. These were driven by a less pronounced decrease in long-term US interest rates relative to sterling and euro interest rates than those experienced in the first half of 2010. In addition, there were favourable foreign exchange movements on trading assets held as economic hedges of foreign currency debt designated at fair value. These offset adverse foreign exchange movements on the foreign currency debt which is reported in ‘Net expense from financial instruments designated at fair value’.

Excluding the above items, net trading income decreased. This reflected lower favourable fair value movements on structured liabilities, mainly in Rates. Credit trading revenues were affected by the re-emergence of eurozone sovereign debt concerns in the second quarter of 2011 which resulted in a reduction in client activity and a general widening of credit spreads. In addition, foreign exchange revenues were constrained by continued spread compression due to increased competition. Benefiting from recent investment spending, higher revenues in Equities reflected an improved competitive positioning which helped capture increasing client flows, particularly during the rally in global equity markets in the first quarter of 2011.

Net expense from financial instruments designated at fair value increased by US$143m. There were adverse foreign exchange movements on foreign currency debt designated at fair value, issued as part of our overall funding strategy, with an offset reported in ‘Net trading income’. These adverse movements were partly mitigated by gains on the fair value of assets held to meet liabilities under insurance and investment contracts that were recognised as equity markets rose, compared with losses experienced in the first half of 2010. To the extent that these gains accrued to policyholders holding unit-linked insurance policies and insurance or investment contracts with DPF, there was a corresponding increase in ‘Net insurance claims incurred and movement in liabilities to policyholders’.

Gains less losses from financial investments increased by US$62m, driven by gains on certain securitised debt portfolios.

Net earned insurance premiums increased by 6% reflecting successful targeted sales campaigns in RBWM, notably for investment contracts with DPF in France, and higher sales of unit-linked products in the UK. This was partly offset by a reduction in premiums resulting from the non-renewal and transfer to third parties of certain contracts in our Irish business, and the run-off of the legacy motor book in the UK.

Other operating income decreased by 23%, largely reflecting the non-recurrence of a gain on the sale and leaseback of our Paris headquarters in the first half of 2010, partly offset by the benefit from a refinement of the calculation of the PVIF asset during the period (see footnote 27 on page 81).

Net insurance claims incurred and movement in liabilities to policyholders increased by 23%. Investment gains, which contrasted with investment losses in the first half of 2010, led to an increase in the movement in liabilities to policyholders. Additional reserves were also established for new business written, consistent with the increase in net earned insurance premiums. The non-renewal and transfer to third parties of certain contracts in the Irish business and the run-off of the legacy motor book in the UK resulted in a decrease in net insurance claims incurred and movement in liabilities to policyholders, partly offsetting the above.

Loan impairment charges and other credit risk provisions decreased by 26% to US$1.2bn, reflecting an improved credit environment in the region and successful risk mitigation by management in RBWM. The decline in loan impairment charges was also attributable to lower delinquency rates across both the secured and unsecured lending portfolios in the UK as a result of better collections capability and enhanced credit risk management practices. In CMB, loan impairment charges fell in the UK across a range of industry sectors. In GB&M, loan impairment charges and other credit risk provisions declined despite recording a charge of US$65m to write down to market value available-for-sale Greek sovereign debt now judged to be

HSBC HOLDINGS PLC

Interim Management Report (continued)

impaired. In addition, impairments of US$40m were included in our GPB and insurance businesses in relation to Greek available-for-sale debt securities.

Operating expenses in the first half of 2011 included US$611m of provisions relating to UK customer redress programmes, including a provision in respect of the adverse judgement in the Judicial Review relating to sales of PPI in the UK. This was offset by a credit of US$587m resulting from a change in the inflation measure used to calculate the defined benefit obligation in the UK for deferred pensions. The first half of 2010 included one-off payroll and bonus taxes of US$398m (US$367m as reported) in the UK and France. Excluding these items, operating expenses increased by 6%. This included an acceleration in the expense recognition of deferred bonus awards. We also continued to invest in strategic initiatives in GB&M, including the development of Prime Services and equity market capabilities and the expansion of the Rates and Foreign Exchange e-commerce platforms.

HSBC HOLDINGS PLC

Interim Management Report (continued)

Profit/(loss) before tax and balance sheet data – Europe

	Half-year to 30 June 2011
	Retail Banking and Wealth Management US$m	Commercial Banking US$m	Global Banking and Markets US$m	Global Private Banking US$m	Other US$m	Inter- segment elimination[5][2] US$m	Total US$m
Profit/(loss) before tax
Net interest income/(expense)	2,861	1,522	1,107	476	(271)	(129)	5,566
Net fee income/(expense)	1,323	813	516	496	(17)	–	3,131

Trading income/(expense) excluding net interest income	36	6	1,268	84	(196)	–	1,198
Net interest income on trading activities	6	8	636	9	21	129	809

Net trading income/(expense)[4][5]	42	14	1,904	93	(175)	129	2,007
Net income/(expense) from financial instruments designated at fair value	105	25	(211)	–	(159)	–	(240)
Gains less losses from financial investments	56	1	254	(4)	5	–	312
Dividend income	1	1	19	3	1	–	25
Net earned insurance premiums	2,201	191	–	–	(6)	–	2,386
Other operating income	142	40	96	8	264	102	652

Total operating income/(expense)	6,731	2,607	3,685	1,072	(358)	102	13,839
Net insurance claims[5][3]	(2,316)	(180)	–	–	(3)	–	(2,499)

Net operating income/(expense)[4][1]	4,415	2,427	3,685	1,072	(361)	102	11,340
Loan impairment (charges)/ recoveries and other credit risk provisions	(394)	(369)	(382)	(34)	6	–	(1,173)

Net operating income/(expense)	4,021	2,058	3,303	1,038	(355)	102	10,167
Operating expenses	(3,249)	(1,013)	(2,299)	(723)	(628)	(102)	(8,014)

Operating profit/(loss)	772	1,045	1,004	315	(983)	–	2,153
Share of profit/(loss) in associates and joint ventures	(3)	(1)	(2)	–	–	–	(6)

Profit/(loss) before tax	769	1,044	1,002	315	(983)	–	2,147

	%	%	%	%	%		%
Share of HSBC’s profit before tax	6.7	9.1	8.7	2.8	(8.6)		18.7
Cost efficiency ratio	73.6	41.7	62.4	67.4	(173.5)		70.7
Balance sheet data[3][9]
	US$m	US$m	US$m	US$m	US$m		US$m
Loans and advances to customers (net)	154,055	100,140	200,498	30,354	1,284		486,331
Total assets	221,095	123,446	1,075,148	80,073	72,488	(192,942)	1,379,308
Customer accounts	178,819	101,195	207,891	60,906	–		548,811

HSBC HOLDINGS PLC

Interim Management Report (continued)

	Half-year to 30 June 2010
	Retail Banking and Wealth Management[16] US$m	Commercial Banking US$m	Global Banking and Markets[16] US$m	Global Private Banking US$m	Other US$m	Inter- segment elimination[5][2] US$m	Total US$m

Profit/(loss) before tax

Net interest income/(expense)	2,706	1,324	1,648	424	(292)	(8)	5,802

Net fee income/(expense)	1,221	796	719	444	(3)	–	3,177
Trading income/(expense) excluding net interest income	(19)	14	1,342	105	(570)	–	872
Net interest income on trading activities	–	7	700	10	7	8	732

Net trading income/ (expense)[4][5]	(19)	21	2,042	115	(563)	8	1,604
Net income/(expense) from financial instruments designated at fair value	(121)	(26)	(31)	–	751	–	573
Gains less losses from financial investments	(1)	–	241	1	(4)	–	237
Dividend income	–	–	12	2	–	–	14
Net earned insurance premiums	2,012	130	–	–	(5)	–	2,137
Other operating income	104	125	303	4	479	126	1,141

Total operating income	5,902	2,370	4,934	990	363	126	14,685

Net insurance claims[5][3]	(1,882)	(81)	–	–	(1)	–	(1,964)

Net operating income[4][1]	4,020	2,289	4,934	990	362	126	12,721

Loan impairment charges and other credit risk provisions	(686)	(410)	(394)	(11)	–	–	(1,501)

Net operating income	3,334	1,879	4,540	979	362	126	11,220

Operating expenses	(2,738)	(1,171)	(2,493)	(620)	(556)	(126)	(7,704)

Operating profit/(loss)	596	708	2,047	359	(194)	–	3,516

Share of profit in associates and joint ventures	3	1	1	–	–	–	5

Profit/(loss) before tax	599	709	2,048	359	(194)	–	3,521

	%	%	%	%	%		%

Share of HSBC’s profit before tax	5.4	6.3	18.5	3.2	(1.7)		31.7
Cost efficiency ratio	68.1	51.2	50.5	62.6	153.6		60.6

Balance sheet data[3][9]
	US$m	US$m	US$m	US$m	US$m		US$m

Loans and advances to customers (net)	135,746	82,822	163,020	24,717	921		407,226
Total assets	193,060	105,134	1,019,364	70,116	74,744	(181,720)	1,280,698
Customer accounts	156,581	95,558	170,695	54,423	1		477,258

HSBC HOLDINGS PLC

Interim Management Report (continued)

Profit/(loss) before tax and balance sheet data – Europe (continued)

	Half-year to 31 December 2010
	Retail Banking and Wealth Management[16] US$m	Commercial Banking US$m	Global Banking and Markets[16] US$m	Global Private Banking US$m	Other US$m	Inter- segment elimination[5][2] US$m	Total US$m
Profit/(loss) before tax
Net interest income/ (expense)	2,831	1,450	1,287	447	(362)	(205)	5,448
Net fee income	1,338	774	601	439	42	–	3,194
Trading income/(expense) excluding net interest income	13	(11)	199	80	308	–	589
Net interest income on trading activities	(1)	12	427	11	16	205	670
Net trading income[4][5]	12	1	626	91	324	205	1,259
Net income/(expense) from financial instruments designated at fair value	617	139	8	–	(1,055)	–	(291)
Gains less losses from financial investments	(35)	–	284	(8)	8	–	249
Dividend income	–	1	4	–	1	–	6
Net earned insurance premiums	1,788	148	–	–	(6)	–	1,930
Other operating income	83	38	514	3	275	63	976

Total operating income/ (expense)	6,634	2,551	3,324	972	(773)	63	12,771
Net insurance claims[5][3]	(2,482)	(261)	–	–	1	–	(2,742)

Net operating income/ (expense)[41]	4,152	2,290	3,324	972	(772)	63	10,029
Loan impairment (charges)/ recoveries and other credit risk provisions	(531)	(587)	(389)	(15)	3	–	(1,519)

Net operating income/ (expense)	3,621	1,703	2,935	957	(769)	63	8,510
Operating expenses	(2,909)	(1,207)	(2,291)	(676)	(595)	(63)	(7,741)

Operating profit/(loss)	712	496	644	281	(1,364)	–	769
Share of profit in associates and joint ventures	1	–	11	–	–	–	12

Profit/(loss) before tax	713	496	655	281	(1,364)	–	781

	%	%	%	%	%		%
Share of HSBC’s profit before tax	9.0	6.3	8.3	3.5	(17.3)		9.8
Cost efficiency ratio	70.1	52.7	68.9	69.5	(77.1)		77.2

Balance sheet data[3][9]
	US$m	US$m	US$m	US$m	US$m		US$m
Loans and advances to customers (net)	145,069	91,744	170,369	27,629	988		435,799
Total assets	205,032	111,356	962,861	76,631	65,824	(172,177)	1,249,527
Customer accounts	169,016	96,597	169,836	56,114	–		491,563

For footnotes, see page 81.

HSBC HOLDINGS PLC

Interim Management Report (continued)

Hong Kong

HSBC’s principal banking subsidiaries in Hong Kong are The Hongkong and Shanghai Banking Corporation Limited and Hang Seng Bank Limited. The former is the largest bank incorporated in Hong Kong and is our flagship bank in the Asia-Pacific region. It is one of Hong Kong’s three note-issuing banks, accounting for approximately 65% by value of banknotes in circulation in the first half of 2011.

	Half-year to
	30 Jun 2011 US$m	30 Jun 2010 US$m	31 Dec 2010 US$m
Net interest income	2,249	1,994	2,252
Net fee income	1,612	1,395	1,567
Net trading income	669	688	624
Other income	884	819	863

Net operating income[4][1]	5,414	4,896	5,306

Impairment charges[42]	(25)	(63)	(51)

Net operating income	5,389	4,833	5,255

Total operating expenses	(2,339)	(1,968)	(2,463)

Operating profit	3,050	2,865	2,792

Income from associates[4][3]	31	12	23

Profit before tax	3,081	2,877	2,815

Cost efficiency ratio	43.2%	40.2%	46.4%

RoRWA[44]	5.6%	5.1%	5.0%

Period-end staff numbers	30,214	28,397	29,171

Best Bank in Hong Kong

(FinanceAsia Country Awards 2011)

Market leadership in mortgages,

cards, life insurance

and deposits

More than 50%

increase in the number of CMB

cross-border referrals between

Hong Kong and mainland China

For footnotes, see page 81.

The commentary on Hong Kong is on an underlying basis unless stated otherwise.

Economic background

Hong Kong continued to demonstrate robust growth in economic activity, helped by strong demand from mainland China and low interest rates, with the Hong Kong Monetary Authority (‘HKMA’) maintaining rates at 0.5% since April 2008. Inflationary pressures built during the period, spurred by rapid gains in the price of food and property. CPI inflation rose to 5.3% in May 2011, compared with 2.9% in December 2010.

Review of performance

Our operations in Hong Kong reported pre-tax profits of US$3.1bn compared with US$2.9bn in the first half of 2010, an increase of 7%. On an underlying basis, profit before tax increased by 9%.

The increase in profitability was driven by strong balance sheet growth from 2010 onwards, higher sales of wealth management products, increased underwriting fees and higher sales of trade-related products. There was also a gain from the refinement of the calculation of the PVIF asset. Staff and support costs rose, driven by the increase in business volumes and the need to maintain our strong competitive position.

We successfully retained market leadership in Hong Kong in mortgages, deposits, credit cards and life insurance. Robust growth in lending balances continued, increasing by 13% compared with 31 December 2010, while deposit balances continued to grow.

We remained ideally positioned to capture cross-border opportunities, particularly with mainland China. The number of CMB cross-border referrals between Hong Kong and mainland China increased by more than 50% and Premier referrals rose by 47%.

Collaboration between CMB and GB&M continued to meet the demands of fast growing mid-market companies by providing foreign exchange and derivatives products as well as access to debt and equity markets to fund business growth.

We continued to bolster our position as a leading international renminbi bank. We were appointed as joint lead arranger for Hong Kong’s first renminbi-denominated equity initial public offering, and led the market in offshore renminbi bond issuance. We were the first international bank to offer CMB customers a dedicated renminbi Business Card in Hong Kong.

Net interest income was 13% higher than in the first half of 2010, primarily due to strong loan

HSBC HOLDINGS PLC

Interim Management Report (continued)

Profit/(loss) before tax by customer group and global business

	Half-year to
	30 June 2011 US$m	30 June 2010 US$m	31 December 2010 US$m

Retail Banking and Wealth Management[16]	1,599	1,462	1,539
Commercial Banking	825	672	680
Global Banking and Markets[16]	631	690	657
Global Private Banking	130	119	108
Other	(104)	(66)	(169)

Profit before tax	3,081	2,877	2,815

For footnote, see page 81.

growth, particularly in CMB and GB&M, partly offset by lower asset spreads in RBWM and CMB resulting from competitive pressures. Balance Sheet Management results remained strong.

The targeted expansion of our lending book reflected our balance sheet strength, together with continued strong economic growth and trade flows. The resultant increase in demand for credit saw significant increases in lending balances in CMB, notably in trade-related lending, and in GB&M. Average personal lending balances rose, primarily in residential mortgage lending as a result of the strong property market and our leadership in new mortgage business. The continued strength of the Hong Kong property market led the HKMA to introduce further prudential measures on loan-to-value ratios in June 2011, following similar measures taken in 2010 designed to calm upward property price movement. We continued to lend prudently and average loan-to-value ratios were 51% on new residential mortgage draw-downs and an estimated 35% on the portfolio as a whole.

Asset spreads narrowed relative to the same period in 2010 as a result of competitive pressures, particularly in trade-related and term lending and HIBOR-linked residential mortgages.

Balance Sheet Management income rose due to the increased duration in the overall portfolio.

Momentum continued in the growth of deposit balances in GB&M and in CMB, reflecting increased customer numbers.

Net fee income increased by 16%, primarily from increased sales of wealth management products in the low interest rate environment, particularly unit trusts, driven by improved investor sentiment and supported by an increase in sales staff in our wealth management business. In addition, fees from funds under management grew as a result of higher net inflows including the launch of two new funds in 2011. Underwriting fees increased from our involvement in several significant IPOs, and trade-

related fees and remittances also rose as transaction volumes increased, driven by economic growth.

Net trading income reduced by 3%. Revenue from foreign exchange trading increased due to higher levels of customer-driven activity and the successful capture of market volatility. The Rates and Equities businesses also performed well. This was offset by lower revenue in credit trading as credit spreads widened in some markets.

Net income from financial instruments designated at fair value rose by US$51m due to investment gains in the first half of 2011 on assets held by the insurance business as equity markets improved, compared with revaluation losses in the same period in 2010. To the extent that these gains were attributed to policyholders, there was an offsetting change in ‘Net insurance claims incurred and movement in liabilities to policyholders’.

Net earned insurance premiums increased by 15% from the rise in sales of unit-linked insurance and deferred annuity products, reflecting the increased demand. This growth in insurance sales resulted in a related increase in Net insurance claims incurred and movement in liabilities to policyholders.

Gains less losses from financial investments were 63% lower, primarily due to the non-recurrence of significant gains on the sale of debt securities in the first half of 2010 in Balance Sheet Management.

Other operating income increased by 41% to US$911m, primarily in insurance due to the refinement of the calculation of the PVIF asset during the period of US$135m (see footnote 27 on page 81), and higher life insurance sales in the first half of 2011.

Loan impairment charges and other credit risk provisions decreased from US$63m to US$25m, driven by releases and recoveries in GB&M compared with a specific impairment charge in the same period in 2010. Though impairment charges were low, we remained cautious on the outlook for

HSBC HOLDINGS PLC

Interim Management Report (continued)

credit and continued to focus on maintaining high levels of asset quality.

Operating expenses rose by 19% as business volumes grew. Staff costs increased due to wage inflation in the competitive marketplace, increased headcount, particularly in front office functions to strengthen our sales capacity, and higher sales incentives which reflected our strong business performance in the first half of 2011. Staff costs also rose due to an acceleration in the expense recognition of deferred bonus awards.

We continued to invest in developing our key capabilities, most notably in equities, Prime Services and commodities, to drive future revenue growth. Marketing and support costs also increased in line with higher business volumes and product development. Although our cost efficiency ratio is already relatively low in Hong Kong, we continue to focus on improving operational efficiency while maintaining market leadership and strong growth.

HSBC HOLDINGS PLC

Interim Management Report (continued)

Profit/(loss) before tax and balance sheet data – Hong Kong

	Half-year to 30 June 2011
	Retail Banking and Wealth Management US$m	Commercial Banking US$m	Global Banking and Markets US$m	Global Private Banking US$m	Other US$m	Inter- segment elimination[5][2] US$m	Total US$m
Profit/(loss) before tax
Net interest income/(expense)	1,249	625	501	88	(234)	20	2,249
Net fee income	908	356	241	97	10	–	1,612
Trading income/(expense) excluding net interest income	89	86	320	69	(9)	–	555
Net interest income on trading activities	4	–	124	–	6	(20)	114
Net trading income/(expense)[4][5]	93	86	444	69	(3)	(20)	669
Net income/(expense) from financial instruments designated at fair value	50	(27)	2	–	1	–	26
Gains less losses from financial investments	–	–	20	–	(2)	–	18
Dividend income	–	1	11	–	19	–	31
Net earned insurance premiums	2,193	390	5	–	–	–	2,588
Other operating income	375	83	22	6	556	(131)	911

Total operating income	4,868	1,514	1,246	260	347	(131)	8,104
Net insurance claims[5][3]	(2,344)	(342)	(5)	–	1	–	(2,690)

Net operating income[4][1]	2,524	1,172	1,241	260	348	(131)	5,414
Loan impairment (charges)/ recoveries and other credit risk provisions	(38)	(7)	22	(1)	(1)	–	(25)

Net operating income	2,486	1,165	1,263	259	347	(131)	5,389
Operating expenses	(889)	(342)	(633)	(129)	(477)	131	(2,339)

Operating profit/(loss)	1,597	823	630	130	(130)	–	3,050
Share of profit in associates and joint ventures	2	2	1	–	26	–	31

Profit/(loss) before tax	1,599	825	631	130	(104)	–	3,081

	%	%	%	%	%		%
Share of HSBC’s profit before tax	13.9	7.2	5.5	1.1	(0.8)		26.9
Cost efficiency ratio	35.2	29.2	51.0	49.6	137.1		43.2

Balance sheet data[3][9]
	US$m	US$m	US$m	US$m	US$m		US$m
Loans and advances to customers (net)	53,999	58,529	39,124	5,949	1,769		159,370
Total assets	82,184	66,563	232,057	21,545	81,316	(9,621)	474,044
Customer accounts	175,641	74,760	34,348	20,378	599		305,726

HSBC HOLDINGS PLC

Interim Management Report (continued)

	Half-year to 30 June 2010
	Retail Banking and Wealth Management[16] US$m	Commercial Banking US$m	Global Banking and Markets[16] US$m	Global Private Banking US$m	Other US$m	Inter- segment elimination[5][2] US$m	Total US$m
Profit/(loss) before tax
Net interest income/(expense)	1,279	504	437	77	(247)	(56)	1,994
Net fee income	761	305	242	78	9	–	1,395
Trading income excluding net interest income	108	53	367	59	4	–	591
Net interest income on trading activities	1	–	34	–	6	56	97
Net trading income[4][5]	109	53	401	59	10	56	688
Net income/(expense) from financial instruments designated at fair value	(110)	23	42	–	15	–	(30)
Gains less losses from financial investments	–	–	63	8	40	–	111
Dividend income	–	–	–	–	13	–	13
Net earned insurance premiums	1,874	369	5	–	–	–	2,248
Other operating income	228	27	24	5	499	(139)	644

Total operating income	4,141	1,281	1,214	227	339	(139)	7,063
Net insurance claims[5][3]	(1,853)	(309)	(5)	–	–	–	(2,167)

Net operating income[4][1]	2,288	972	1,209	227	339	(139)	4,896
Loan impairment (charges)/ recoveries and other credit risk provisions	(42)	(2)	(20)	–	1	–	(63)

Net operating income	2,246	970	1,189	227	340	(139)	4,833
Operating expenses	(786)	(298)	(499)	(108)	(416)	139	(1,968)

Operating profit/(loss)	1,460	672	690	119	(76)	–	2,865
Share of profit in associates and joint ventures	2	–	–	–	10	–	12

Profit/(loss) before tax	1,462	672	690	119	(66)	–	2,877

	%	%	%	%	%		%
Share of HSBC’s profit before tax	13.2	6.1	6.2	1.1	(0.7)		25.9
Cost efficiency ratio	34.4	30.7	41.3	47.6	122.7		40.2

Balance sheet data[3][9]
	US$m	US$m	US$m	US$m	US$m		US$m
Loans and advances to customers (net)	45,121	37,184	25,501	4,353	1,916		114,075
Total assets	69,187	44,409	213,956	19,919	92,165	(28,645)	410,991
Customer accounts	165,238	63,562	26,142	18,559	611		274,112

HSBC HOLDINGS PLC

Interim Management Report (continued)

Profit/(loss) before tax and balance sheet data – Hong Kong (continued)

	Half-year to 31 December 2010
	Retail Banking and Wealth Management[16] US$m	Commercial Banking US$m	Global Banking and Markets[16] US$m	Global Private Banking US$m	Other US$m	Inter- segment elimination[5][2] US$m	Total US$m

Profit/(loss) before tax
Net interest income/(expense)	1,325	602	478	96	(216)	(33)	2,252
Net fee income	895	329	253	85	5	–	1,567
Trading income/(expense) excluding net interest income	90	68	313	61	(16)	–	516
Net interest income on trading activities	3	–	66	–	6	33	108
Net trading income/ (expense)[4][5]	93	68	379	61	(10)	33	624
Net income/(expense) from financial instruments designated at fair value	438	(33)	19	–	(16)	–	408
Gains less losses from financial investments	–	–	(7)	(7)	1	–	(13)
Dividend income	–	1	12	–	4	–	17
Net earned insurance premiums	1,781	296	7	–	–	–	2,084
Other operating income	285	41	132	7	641	(144)	962

Total operating income	4,817	1,304	1,273	242	409	(144)	7,901
Net insurance claims[5][3]	(2,340)	(250)	(5)	–	–	–	(2,595)

Net operating income[41]	2,477	1,054	1,268	242	409	(144)	5,306
Loan impairment (charges)/ recoveries and other credit risk provisions	(34)	(26)	10	–	(1)	–	(51)

Net operating income	2,443	1,028	1,278	242	408	(144)	5,255
Operating expenses	(907)	(355)	(625)	(134)	(586)	144	(2,463)

Operating profit/(loss)	1,536	673	653	108	(178)	–	2,792
Share of profit in associates and joint ventures	3	7	4	–	9	–	23

Profit/(loss) before tax	1,539	680	657	108	(169)	–	2,815

	%	%	%	%	%		%
Share of HSBC’s profit before tax	19.4	8.6	8.3	1.4	(2.2)		35.5
Cost efficiency ratio	36.6	33.7	49.3	55.4	143.3		46.4

Balance sheet data[3][9]
	US$m	US$m	US$m	US$m	US$m		US$m
Loans and advances to customers (net)	50,983	48,670	34,491	4,760	1,787		140,691
Total assets	76,871	55,030	223,286	20,598	62,486	(8,706)	429,565
Customer accounts	176,960	71,209	29,388	19,241	686		297,484

For footnotes, see page 81.

HSBC HOLDINGS PLC

Interim Management Report (continued)

Rest of Asia-Pacific

We offer a full range of banking and financial services in mainland China, mainly through our local subsidiary, HSBC Bank (China) Company Limited. We also participate indirectly in mainland China through our four associates.

Outside Hong Kong and mainland China, we conduct business in 22 countries and territories in the Rest of Asia-Pacific region, primarily through branches and subsidiaries of The Hongkong and Shanghai Banking Corporation, with particularly strong coverage in Australia, India, Indonesia, Malaysia and Singapore.

	Half-year to
	30 Jun 2011	30 Jun 2010	31 Dec 2010
	US$m	US$m	US$m

Net interest income	2,381	1,822	2,006
Net fee income	1,117	934	998
Net trading income	862	780	838
Other income	988	962	892

Net operating income[41]	5,348	4,498	4,734
Impairment charges[42]	(100)	(147)	(292)

Net operating income	5,248	4,351	4,442
Total operating expenses	(2,836)	(2,417)	(2,726)

Operating profit	2,412	1,934	1,716
Income from associates[4][3]	1,330	1,051	1,201

Profit before tax	3,742	2,985	2,917

Cost efficiency ratio	53.0%	53.7%	57.6%
RoRWA[4][4]	3.3%	3.3%	2.8%
Period-end staff numbers	91,924	88,605	91,607

25%

growth in reported pre-tax profit

Best foreign Commercial Bank

in mainland China

(FinanceAsia)

Best International Trade Bank

in mainland China

(Trade Finance)

For footnotes, see page 81.

The commentary on Rest of Asia-Pacific is on an underlying basis unless stated otherwise.

Economic background

In mainland China, strong inflationary pressures caused the People’s Bank of China to continue raising interest rates and the Reserve Requirement Ratio on bank deposits during the first half of 2011, and GDP growth began to show signs of slowing as a result. The deceleration was modest, however, with activity in the second quarter of 2011 9.5% higher than a year ago. Investment spending remained particularly strong, growing by 26% in the first half of the year compared with the same period in 2010. Inflation reached 6.4% in June.

Economic conditions deteriorated sharply in Japan during the first quarter of 2011, following the earthquake and tsunami in March 2011. By 30 June, economic activity was beginning to accelerate. Having fallen by more than 15% in March, industrial output recovered by 7.9% in the two months to May, despite electricity shortages. The Bank of Japan kept the target unsecured overnight call rate at 0.1% and introduced measures to ensure credit and liquidity were made available.

GDP was particularly strong in Singapore in the first quarter of 2011 but fell sharply in the second quarter, with the pharmaceutical sector accounting for much of this volatility. GDP was 0.5% higher than in 2010 with inflation remaining relatively high. The annual pace of GDP growth in India slowed to 7.8% in the first quarter of 2011 from 8.3% in the final quarter of 2010, in part due to the tightening of monetary policy, with a further slowdown expected in the second quarter. Wholesale price inflation of 9.4% in June 2011 remained above the Reserve Bank of India’s range. In other parts of Asia-Pacific growth showed signs of slowing. The South Korean economy continued to perform well. Exports slowed in the second quarter, but domestic demand held up well. Employment remained robust and the Bank of Korea raised interest rates by 75 basis points in the first half of the year. GDP continued to grow in the Philippines and Vietnam, though there was some evidence of a slowdown in the second quarter. CPI inflation remained a major concern in Vietnam, reaching 20% in May. In Indonesia, domestic consumption continued to support GDP growth but, like elsewhere in the region, inflation was uncomfortably high. In Malaysia and Taiwan, exports were adversely affected by supply chain disruptions following the Japanese tsunami, but domestic consumption helped support overall GDP growth. In Thailand, the recent election brought political stability and the outlook for domestic consumption and investment improved.

HSBC HOLDINGS PLC

Interim Management Report (continued)

Profit/(loss) before tax by country within customer groups and global businesses

	Retail Banking and Wealth Management[16] US$m	Commercial Banking US$m	Global Banking and Markets[16] US$m	Global Private Banking US$m	Other US$m	Total US$m
Half-year to 30 June 2011
Australia	36	33	70	–	(4)	135
India	(4)	78	292	3	82	451
Indonesia	(1)	47	68	–	–	114
Japan	4	–	27	2	(8)	25
Mainland China	490	617	472	(2)	194	1,771
Associates	524	539	248	–	181	1,492
Other mainland China	(34)	78	224	(2)	13	279
Malaysia	77	56	114	–	4	251
Singapore	95	62	126	46	(2)	327
South Korea	6	–	118	–	20	144
Taiwan	33	11	67	–	6	117
Vietnam	1	26	40	–	15	82
Other	29	131	146	–	19	325

	766	1,061	1,540	49	326	3,742

Half-year to 30 June 2010
Australia	23	42	68	–	3	136
India	(49)	39	244	3	103	340
Indonesia	(3)	48	60	–	(3)	102
Japan	(9)	–	39	–	(2)	28
Mainland China	364	390	297	(4)	234	1,281
Associates	415	356	215	–	192	1,178
Other mainland China	(51)	34	82	(4)	42	103
Malaysia	54	45	96	–	6	201
Singapore	85	42	91	43	3	264
South Korea	8	(4)	180	–	29	213
Taiwan	26	32	37	–	(9)	86
Vietnam	(9)	21	22	–	4	38
Other	34	102	124	1	35	296

	524	757	1,258	43	403	2,985

Half-year to 31 December 2010
Australia	36	54	27	–	5	122
India	(34)	32	264	1	76	339
Indonesia	15	46	56	–	–	117
Japan	(24)	–	37	(1)	(4)	8
Mainland China	475	443	386	(3)	(17)	1,284
Associates	558	390	228	–	(4)	1,172
Other mainland China	(83)	53	158	(3)	(13)	112
Malaysia	66	43	98	–	(7)	200
Singapore	84	45	9	41	81	260
South Korea	(6)	–	125	–	21	140
Taiwan	5	4	50	–	2	61
Vietnam	2	29	39	–	3	73
Other	19	103	139	–	52	313

	638	799	1,230	38	212	2,917

For footnote, see page 81.

HSBC HOLDINGS PLC

Interim Management Report (continued)

Review of performance

Our operations in the Rest of Asia-Pacific region reported pre-tax profits of US$3.7bn compared with US$3.0bn in the first half of 2010, an increase of 25%. Reported profits included accounting gains arising from the dilution of HSBC’s shareholding in Ping An following its issue of share capital to third parties in both 2010 (US$188m) and 2011 (US$181m). On an underlying basis, which excludes these dilution gains, pre-tax profit rose by 21%.

The growth in profitability in the region in the first half of 2011 reflected strong lending and deposit growth coupled with widening deposit spreads, higher trade volumes and a growing demand for wealth management products. The contribution from our associates in mainland China also grew. Costs increased, although to a lesser extent than revenues, to support business growth and maintain our competitive position in the region.

We continued building a domestic franchise in mainland China where we remained a leading foreign bank. Asset balances grew by 9% over the first six months of 2011, and our ratio of advances to deposits in mainland China remained conservative at 74%. We now have 108 outlets, 16 rural bank outlets and 38 Hang Seng Bank outlets in our branch network. We were awarded the ‘Best International Trade Bank’ by Trade Finance and the ‘Best Foreign Commercial Bank’ by FinanceAsia, reinforcing our strong corporate brand in mainland China. We expanded our renminbi services and now offer trade products in over 50 countries worldwide and renminbi services to RBWM customers in 11 countries in Asia.

We utilised our international connectivity to capture trade, capital and wealth flows across the region, in particular with mainland China. As cross-border referrals between mainland China and the rest of the world increased by more than 50%, we continued to facilitate outbound and inbound flows, particularly with Hong Kong, but also with Singapore, Latin America and the Middle East.

We continued to invest and build scale in the other key strategic markets of India, Singapore, Malaysia, Indonesia and Australia. In India, we made progress in RBWM with our deposit-led strategy and focus on secured lending. In Malaysia, we are the leading foreign bank by total assets and size of branch network and HSBC Amanah was named the world’s number one Sukuk underwriter.

Net interest income increased by 23% due to strong loan and deposit growth coupled with wider deposit spreads as base rates rose in certain countries, partly offset by lower asset spreads than in the first half of 2010 from increased competition.

Average lending balances increased primarily in trade and term lending in GB&M and CMB due to a higher demand for credit as a result of improved trade and business volumes in the region. RBWM lending balances also rose, mainly in residential mortgages, most notably in Australia and Singapore, driven by local marketing campaigns and increased demand for credit.

Asset spreads narrowed compared with the same period in 2010, primarily due to increased market competition.

Customer deposit balances grew in CMB, GB&M and RBWM, principally in mainland China, Singapore and Australia, reflecting an increase in customer numbers and strong economic conditions across the region.

Deposit spreads increased as interest rates rose in certain countries, primarily in mainland China, India and Malaysia. Balance Sheet Management income was higher than in the comparative period, notably in mainland China and Singapore. In the former, this was driven by profit opportunities in the interbank market and the widening of onshore US dollar lending spreads. In Singapore, results reflected the higher return from short-term lending and balance sheet growth.

Net fee income rose by 11%. Trade-related fees and fees arising on Payments and Cash Management increased in CMB and GB&M, reflecting higher trade and transaction volumes in the region. Securities Services fee income increased, as equity market performance drove higher volumes and growth in assets under custody. Fee income in RBWM also rose as a result of the increased demand for investment products, notably in unit trusts, reflecting successful sales activity, improved investor sentiment and the expansion of the structured products business in mainland China.

Net trading income increased by 4%, primarily from higher Foreign Exchange trading revenues. This was most notable in mainland China, Taiwan and India as the increased market volatility led to higher client volumes and wider spreads.

Net income from financial instruments designated at fair value increased by US$7m due to higher valuation gains on assets held by the insurance business, primarily in Singapore. To the extent that these higher investment gains were attributed to policyholders, there was a corresponding increase in ‘Net insurance claims

HSBC HOLDINGS PLC

Interim Management Report (continued)

incurred and movement in liabilities to policyholders’.

Losses from financial investments were US$22m compared with gains of US$41m in the first half of 2010, due to losses on disposals of debt securities, notably government bonds, coupled with an impairment loss on an equity investment in 2011.

Net earned insurance premiums increased by 57% to US$340m, largely due to higher sales of insurance products in the region, most notably in Singapore and Malaysia. This was driven by successful sales initiatives and increased demand for wealth products as economic conditions improved strongly. The growth in the insurance business resulted in a related increase in Net insurance claims incurred and movement in liabilities to policyholders.

Other operating income increased by 4% to US$752m, including a favourable movement due to the refinement of the calculation of the PVIF asset during the period (see footnote 27 on page 81) and higher life insurance sales in the region.

Loan impairment charges and other credit risk provisions decreased by 36% to US$100m as credit conditions throughout the region continued to improve. Loan impairment charges fell in RBWM, particularly in India, as certain unsecured lending portfolios were managed down. We remained cautious on the outlook for credit and sustained our focus on maintaining high levels of underwriting and asset quality.

Operating expenses increased by 10% as volumes grew due to the continued strong economic growth in the region. We hired more sales staff to support our continued business expansion in our key strategic markets and average wages rose, reflecting the increased demand for talent in the region.

Share of profit from associates and joint ventures increased by 21%. A higher contribution from Bank of Communications was driven by strong loan growth, an improvement in spreads and an increase in fee-based revenue streams. Income from Industrial Bank similarly rose as a result of loan growth, while strong sales growth in insurance, banking and wealth management business drove an increased contribution from Ping An.

HSBC HOLDINGS PLC

Interim Management Report (continued)

Profit before tax and balance sheet data – Rest of Asia-Pacific

	Half-year to 30 June 2011
	Retail Banking and Wealth Management US$m	Commercial Banking US$m	Global Banking and Markets US$m	Global Private Banking US$m	Other US$m	Inter- segment elimination[5][2] US$m	Total US$m

Profit before tax

Net interest income	891	580	900	58	59	(107)	2,381

Net fee income	463	259	359	32	4	–	1,117
Trading income/(expense) excluding net interest income	50	75	583	30	(29)	–	709
Net interest income/(expense) on trading activities	–	–	51	–	(5)	107	153

Net trading income/ (expense)[4][5]	50	75	634	30	(34)	107	862
Net income/(expense) from financial instruments designated at fair value	7	2	1	–	(7)	–	3
Gains less losses from financial investments	–	1	(23)	1	(1)	–	(22)
Dividend income	–	–	1	–	–	–	1
Net earned insurance premiums	225	115	–	–	–	–	340
Other operating income	71	33	35	1	877	(85)	932

Total operating income	1,707	1,065	1,907	122	898	(85)	5,614

Net insurance claims[5][3]	(173)	(94)	–	–	1	–	(266)

Net operating income[4][1]	1,534	971	1,907	122	899	(85)	5,348

Loan impairment (charges)/ recoveries and other credit risk provisions	(112)	7	4	2	(1)	–	(100)

Net operating income	1,422	978	1,911	124	898	(85)	5,248

Operating expenses	(1,188)	(458)	(626)	(75)	(574)	85	(2,836)

Operating profit	234	520	1,285	49	324	–	2,412

Share of profit in associates and joint ventures	532	541	255	–	2	–	1,330

Profit before tax	766	1,061	1,540	49	326	–	3,742

	%	%	%	%	%		%
Share of HSBC’s profit before tax	6.7	9.2	13.4	0.4	2.8		32.6
Cost efficiency ratio	77.4	47.2	32.8	61.5	63.8		53.0

Balance sheet data[3][9]
	US$m	US$m	US$m	US$m	US$m		US$m
Loans and advances to customers (net)	41,707	36,128	39,569	3,846	179		121,429
Total assets	54,326	47,028	181,947	12,802	15,215	(12,728)	298,590
Customer accounts	59,352	39,922	56,262	13,014	39		168,589

HSBC HOLDINGS PLC

Interim Management Report (continued)

Profit before tax and balance sheet data – Rest of Asia-Pacific (continued)

	Half-year to 30 June 2010
	Retail Banking and Wealth Management[1][6] US$m	Commercial Banking US$m	Global Banking and Markets[16] US$m	Global Private Banking US$m	Other US$m	Inter- segment elimination[5][2] US$m	Total US$m

Profit before tax

Net interest income	754	431	662	40	30	(95)	1,822

Net fee income/(expense)	399	204	306	30	(5)	–	934
Trading income/(expense) excluding net interest income	36	61	462	35	(8)	–	586
Net interest income on trading activities	–	–	98	–	1	95	194

Net trading income/ (expense)[4][5]	36	61	560	35	(7)	95	780
Net income/(expense) from financial instruments designated at fair value	2	1	–	–	(5)	–	(2)
Gains less losses from financial investments	–	3	31	2	3	–	39
Dividend income	–	–	1	–	–	–	1
Net earned insurance premiums	172	26	–	–	–	–	198
Other operating income	53	53	19	–	826	(74)	877

Total operating income	1,416	779	1,579	107	842	(74)	4,649

Net insurance claims[5][3]	(133)	(18)	–	–	–	–	(151)

Net operating income[4][1]	1,283	761	1,579	107	842	(74)	4,498

Loan impairment (charges)/ recoveries and other credit risk provisions	(175)	18	10	–	–	–	(147)

Net operating income	1,108	779	1,589	107	842	(74)	4,351

Operating expenses	(1,028)	(376)	(533)	(64)	(490)	74	(2,417)

Operating profit	80	403	1,056	43	352	–	1,934

Share of profit in associates and joint ventures	444	354	202	–	51	–	1,051

Profit before tax	524	757	1,258	43	403	–	2,985

	%	%	%	%	%		%
Share of HSBC’s profit before tax	4.7	6.8	11.3	0.4	3.6		26.9
Cost efficiency ratio	80.1	49.4	33.8	59.8	58.2		53.7

Balance sheet data[3][9]
	US$m	US$m	US$m	US$m	US$m		US$m
Loans and advances to customers (net)	31,317	26,284	30,718	3,181	172		91,672
Total assets	42,334	34,810	153,639	12,013	10,393	(8,565)	244,624
Customer accounts	48,890	31,046	46,089	12,262	32		138,319

HSBC HOLDINGS PLC

Interim Management Report (continued)

	Half-year to 31 December 2010
	Retail Banking and Wealth Management[16] US$m	Commercial Banking US$m	Global Banking and Markets[16] US$m	Global Private Banking US$m	Other US$m	Inter- segment elimination[5][2] US$m	Total US$m

Profit before tax

Net interest income	827	507	773	51	25	(177)	2,006

Net fee income/(expense)	435	238	305	25	(5)	–	998
Trading income/(expense) excluding net interest income	44	68	505	34	(30)	–	621
Net interest income/(expense) on trading activities	–	–	40	–	–	177	217

Net trading income/ (expense)[4][5]	44	68	545	34	(30)	177	838
Net income/(expense) from financial instruments designated at fair value	39	1	(1)	–	(13)	–	26
Gains less losses on financial investments	–	–	20	(2)	89	–	107
Dividend income	–	–	–	–	–	–	–
Net earned insurance premiums	214	36	–	–	–	–	250
Other operating income	56	33	36	1	673	(78)	721

Total operating income	1,615	883	1,678	109	739	(78)	4,946

Net insurance claims[5][3]	(191)	(21)	–	–	–	–	(212)

Net operating income[4][1]	1,424	862	1,678	109	739	(78)	4,734

Loan impairment charges and other credit risk provisions	(123)	(37)	(132)	–	–	–	(292)

Net operating income	1,301	825	1,546	109	739	(78)	4,442

Operating expenses	(1,205)	(423)	(561)	(71)	(544)	78	(2,726)

Operating profit	96	402	985	38	195	–	1,716

Share of profit in associates and joint ventures	542	397	245	–	17	–	1,201

Profit before tax	638	799	1,230	38	212	–	2,917

	%	%	%	%	%		%
Share of HSBC’s profit before tax	8.0	10.1	15.5	0.5	2.7		36.8
Cost efficiency ratio	84.6	49.1	33.4	65.1	73.6		57.6

Balance sheet data[3][9]

	US$m	US$m	US$m	US$m	US$m		US$m

Loans and advances to customers (net)	37,831	31,423	35,810	3,489	178		108,731
Total assets	49,758	41,588	166,710	12,126	19,450	(11,570)	278,062
Customer accounts	54,741	36,943	53,752	12,620	99		158,155

For footnotes, see page 81.

HSBC HOLDINGS PLC

Interim Management Report (continued)

Middle East and North Africa

The network of branches of HSBC Bank Middle East Limited, together with HSBC’s subsidiaries and associates, gives us the widest coverage in the Middle East and North Africa. Our associate in Saudi Arabia, The Saudi British Bank (40% owned), is the Kingdom’s sixth largest bank by total assets.

	Half-year to
	30 Jun 2011 US$m	30 Jun 2010 US$m	31 Dec 2010 US$m

Net interest income	673	667	700
Net fee income	327	356	321
Net trading income	237	194	176
Other income/(expense)	(1)	(29)	25

Net operating income[4][1]	1,236	1,188	1,222

Impairment charges[42]	(99)	(438)	(189)

Net operating income	1,137	750	1,033

Total operating expenses	(574)	(519)	(559)

Operating profit	563	231	474

Income from associates[4][3]	184	115	72

Profit before tax	747	346	546

Cost efficiency ratio	46.4%	43.7%	45.7%

RoRWA[44]	2.7%	1.3%	2.0%

Period-end staff numbers	8,755	8,264	8,676

Underlying profits nearly doubled despite political

unrest and economic pressures

Loan impairment charges declined to their lowest levels

since 1H08

Best International Islamic Bank (Euromoney Islamic Finance Awards 2011)	Best Risk Advisor in Middle East (Euromoney Awards for Excellence 2011)

For footnotes, see page 81. The commentary on the Middle East and North Africa is on an underlying basis unless stated otherwise.

Economic background

Political unrest weighed heavily on economic performance in the Middle East and North Africa in the first half of 2011. Those economies that saw the most pronounced turmoil fell into recession as production was disrupted, consumption scaled back and investor confidence compromised. While in economies such as Egypt there were early signs of economic activity normalising as political conditions improved, in others where unrest continued, output losses were substantial and ongoing. Continued high oil prices allowed the region’s key energy exporters to increase public spending, providing a significant boost to domestic demand. Access to domestic credit improved as the effect of the 2008/09 downturn continued to fade and interest rates remained at historic lows. Inflation was subdued region-wide.

Review of performance

Our operations in the Middle East and North Africa reported a profit before tax of US$747m. On an underlying basis, pre-tax profits increased by 94%, largely driven by the non-recurrence of significant loan impairment charges. This was partly offset by higher operating expenses as we continued to invest in distribution and marketing initiatives to drive future revenue growth.

The increase in profits reflected strong risk management practices, and was achieved despite political unrest and economic pressures in 10 of the 14 countries in which we operate in the region. The overall resilience of the oil-based regional economies and the strength of the HSBC brand were evidenced by a robust growth in deposits during the volatile conditions experienced in the region in the first half of 2011. Except when instructed to close by the central bank in Egypt and the one day of closure in Bahrain, our branch network in the region remained open for business throughout the period, reflecting our commitment to serve our customers.

In RBWM, we continued to build long-term relationships through our Premier and Advance customer offerings, focusing on wealth management and secured lending for affluent expatriates in the region.

We also strengthened our position as the leading international trade and business bank and achieved strong synergies by connecting our CMB and GB&M businesses, with CMB revenues from GB&M products increasing compared with the first half of 2010. As part of our continued

HSBC HOLDINGS PLC

Interim Management Report (continued)

Profit/(loss) before tax by country within customer groups and global businesses

	Retail Banking and Wealth Management[16] US$m	Commercial Banking US$m	Global Banking and Markets[16] US$m	Global Private Banking US$m	Other US$m	Total US$m
Half-year to 30 June 2011
Egypt	15	32	67	–	(1)	113
Qatar	(1)	23	39	–	–	61
United Arab Emirates	40	120	119	(3)	(11)	265
Other	10	62	53	–	–	125

MENA (excluding Saudi Arabia)	64	237	278	(3)	(12)	564
Saudi Arabia	37	59	61	2	24	183

	101	296	339	(1)	12	747

Half-year to 30 June 2010
Egypt	18	41	19	–	–	78
Qatar	10	28	33	–	–	71
United Arab Emirates	7	98	24	(2)	(1)	126
Other	14	15	(64)	(1)	–	(36)

MENA (excluding Saudi Arabia)	49	182	12	(3)	(1)	239
Saudi Arabia	16	76	30	(20)	5	107

	65	258	42	(23)	4	346

Half-year to 31 December 2010
Egypt	20	41	58	–	(2)	117
Qatar	9	24	34	–	–	67
United Arab Emirates	10	88	97	3	–	198
Other	5	42	45	1	–	93

MENA (excluding Saudi Arabia)	44	195	234	4	(2)	475
Saudi Arabia	9	31	23	4	4	71

	53	226	257	8	2	546

For footnote see page 81.

support to local internationally-focused businesses, we pledged a second US$100m fund to UAE SME customers engaged in cross-border business during the period, and the amount has been fully utilised.

In GB&M, we won a number of awards, including ‘Best Overall Primary Debt Provider’ and ‘Best for Middle East Currencies’ from Euromoney and ‘Best Middle East House’ in the EuroWeek Bond Market Awards.

Net interest income rose marginally, driven by higher trade balances in CMB as we saw increased opportunities to support global and intra-regional trade flows. This was partly offset by lower average lending balances and narrower spreads in RBWM as unsecured lending portfolios continued to be managed down and new lending was directed to higher quality but lower yielding lending.

Net fee income decreased by 8% despite higher trade volumes in CMB as institutional equity activity receded in the challenging political and economic environment. In addition, card fee income decreased due to a decline in the number of credit cards in issue in RBWM as certain portfolios were managed down.

Trading income benefited from higher local currency Rates trading due to a combination of new customer trades along with valuation gains on trading positions in relation to Middle East currency derivatives.

Loan impairment charges and other credit risk provisions declined to their lowest levels since the first half of 2008, driven by an overall improvement in credit conditions. Repositioning of the loan book towards higher quality lending, and strengthened collection practices contributed to a significant improvement in delinquency rates in RBWM. In CMB, loan impairment charges and other credit risk provisions remained broadly in line with the first half of 2010 and included specific impairments in relation to a few corporate customers reflecting economic uncertainty in the region. Loan impairment charges and other credit risk provisions in GB&M reduced markedly as loan impairment charges which followed restructuring activity for a

HSBC HOLDINGS PLC

Interim Management Report (continued)

small number of large UAE corporate customers in the first half of 2010 did not recur.

Operating expenses increased by 11%, mainly as a result of higher staff costs driven by a rise in staff numbers, as the branch network was expanded, and wage inflation. The increase included restructuring costs of US$16m across the region as initiatives taken as a result of the strategic review of costs to drive future revenue growth were implemented. Marketing and advertising costs also rose as we increased investment in the promotion of the HSBC brand, including at the Abu Dhabi International and Dubai International airports. Excluding restructuring costs, expenses were broadly in line with the second half of 2010.

Profit from associates and joint ventures increased by 60%, mainly from the Saudi British Bank, driven by strong revenues, good cost control and a decline in loan impairment charges as operating conditions improved.

HSBC HOLDINGS PLC

Interim Management Report (continued)

Profit/(loss) before tax and balance sheet data – Middle East and North Africa

	Half-year to 30 June 2011
	Retail Banking and Wealth Management US$m	Commercial Banking US$m	Global Banking and Markets US$m	Global Private Banking US$m	Other US$m	Inter- segment elimination[5][2] US$m	Total US$m

Profit/(loss) before tax

Net interest income	253	243	174	1	3	(1)	673

Net fee income/(expense)	90	135	96	8	(2)	–	327
Trading income/(expense) excluding net interest income	30	48	129	–	(1)	–	206
Net interest income on trading activities	1	7	22	–	–	1	31

Net trading income/(expense)[4][5]	31	55	151	–	(1)	1	237

Net expense from financial instruments designated at fair value	–	–	–	–	(6)	–	(6)

Gains less losses from financial investments	–	–	(6)	–	–	–	(6)
Dividend income	–	–	1	–	1	–	2
Other operating income	10	7	3	–	43	(54)	9

Total operating income	384	440	419	9	38	(54)	1,236

Net insurance claims[53]	–	–	–	–	–	–	–

Net operating income[41]	384	440	419	9	38	(54)	1,236

Loan impairment (charges)/recoveries and other credit risk provisions	(58)	(48)	6	–	1	–	(99)

Net operating income	326	392	425	9	39	(54)	1,137

Operating expenses	(263)	(155)	(148)	(12)	(50)	54	(574)

Operating profit/(loss)	63	237	277	(3)	(11)	–	563

Share of profit in associates and joint ventures	38	59	62	2	23	–	184

Profit/(loss) before tax	101	296	339	(1)	12	–	747

	%	%	%	%	%		%
Share of HSBC’s profit before tax	0.9	2.6	3.0	–	–		6.5
Cost efficiency ratio	68.5	35.2	35.3	133.3	131.6		46.4

Balance sheet data[39]
	US$m	US$m	US$m	US$m	US$m		US$m
Loans and advances to customers (net)	4,861	13,189	7,611	31	2		25,694
Total assets	6,383	14,950	34,306	73	4,958	(2,632)	58,038
Customer accounts	19,301	11,101	6,275	363	79		37,119

HSBC HOLDINGS PLC

Interim Management Report (continued)

Profit/(loss) before tax and balance sheet data – Middle East and North Africa (continued)

	Half-year to 30 June 2010
	Retail Banking and Wealth Management[16] US$m	Commercial Banking US$m	Global Banking and Markets[16] US$m	Global Private Banking US$m	Other US$m	Inter- segment elimination[5][2] US$m	Total US$m

Profit/(loss) before tax
Net interest income	287	214	163	1	5	(3)	667
Net fee income	103	134	113	6	–	–	356
Trading income/(expense) excluding net interest income	30	44	113	–	(3)	–	184
Net interest income/(expense) on trading activities	1	3	5	–	(2)	3	10
Net trading income/(expense)[4][5]	31	47	118	–	(5)	3	194
Gains less losses from financial investments	1	–	(1)	–	(1)	–	(1)
Dividend income	2	1	2	–	–	–	5
Other operating income/(expense)	11	(20)	(11)	–	16	(29)	(33)

Total operating income	435	376	384	7	15	(29)	1,188
Net insurance claims[5][3]	–	–	–	–	–	–	–

Net operating income[4][1]	435	376	384	7	15	(29)	1,188
Loan impairment charges and other credit risk provisions	(141)	(47)	(250)	–	–	–	(438)

Net operating income	294	329	134	7	15	(29)	750
Operating expenses	(245)	(150)	(127)	(10)	(16)	29	(519)

Operating profit/(loss)	49	179	7	(3)	(1)	–	231
Share of profit/(loss) in associates and joint ventures	16	79	35	(20)	5	–	115

Profit/(loss) before tax	65	258	42	(23)	4	–	346

	%	%	%	%	%		%
Share of HSBC’s profit before tax	0.6	2.3	0.3	(0.2)	0.1		3.1
Cost efficiency ratio	56.3	39.9	33.1	142.9	106.7		43.7

Balance sheet data[3][9]
	US$m	US$m	US$m	US$m	US$m		US$m
Loans and advances to customers (net)	5,443	11,541	6,389	18	3		23,394
Total assets	6,266	13,892	29,078	(267)	4,247	(3,579)	49,637
Customer accounts	16,449	10,482	5,359	641	46		32,977

HSBC HOLDINGS PLC

Interim Management Report (continued)

	Half-year to 31 December 2010
	Retail Banking and Wealth Management[16] US$m	Commercial Banking US$m	Global Banking and Markets[16] US$m	Global Private Banking US$m	Other US$m	Inter- segment elimination[5][2] US$m	Total US$m
Profit/(loss) before tax
Net interest income/(expense)	266	259	171	(1)	9	(4)	700
Net fee income	97	124	89	11	–	–	321
Trading income/(expense) excluding net interest income	29	41	92	1	(4)	–	159
Net interest income/(expense) on trading activities	–	4	13	–	(4)	4	17
Net trading income/(expense)[4][5]	29	45	105	1	(8)	4	176
Gains less losses from financial investments	–	–	(2)	–	–	–	(2)
Dividend income	–	–	2	–	–	–	2
Other operating income	16	12	10	1	24	(38)	25

Total operating income	408	440	375	12	25	(38)	1,222
Net insurance claims[5][3]	–	–	–	–	–	–	–

Net operating income[4][1]	408	440	375	12	25	(38)	1,222
Loan impairment charges and other credit risk provisions	(86)	(98)	(5)	–	–	–	(189)

Net operating income	322	342	370	12	25	(38)	1,033
Operating expenses	(279)	(147)	(136)	(8)	(27)	38	(559)

Operating profit/(loss)	43	195	234	4	(2)	–	474
Share of profit in associates and joint ventures	10	31	23	4	4	–	72

Profit before tax	53	226	257	8	2	–	546

	%	%	%	%	%		%
Share of HSBC’s profit before tax	0.7	2.8	3.2	0.1	0.1		6.9
Cost efficiency ratio	68.4	33.4	36.3	66.7	108.0		45.7
Balance sheet data[3][9]
	US$m	US$m	US$m	US$m	US$m		US$m
Loans and advances to customers (net)	5,063	12,293	7,247	21	2		24,626
Total assets	6,286	13,991	31,253	59	4,129	(2,961)	52,757
Customer accounts	17,538	10,319	5,306	290	58		33,511

For footnotes, see page 81.

HSBC HOLDINGS PLC

Interim Management Report (continued)

North America

Our North American businesses are located in the US, Canada and Bermuda. Operations in the US are primarily conducted through HSBC Bank USA, N.A., which is concentrated in New York State, and HSBC Finance, a national consumer finance company based near Chicago. HSBC Markets (USA) Inc. is the intermediate holding company of, inter alia, HSBC Securities (USA) Inc. HSBC Bank Canada and HSBC Bank Bermuda operate in their respective countries.

	Half-year to
	30 Jun 2011 US$m	30 Jun 2010 US$m	31 Dec 2010 US$m

Net interest income	5,849	6,353	6,086
Net fee income	1,718	1,801	1,863
Net trading income/ (expense)	448	(67)	381
Other income/(expense)	225	913	(283)

Net operating income[4][1]	8,240	9,000	8,047

Impairment charges[42]	(3,049)	(4,554)	(3,741)

Net operating income	5,191	4,446	4,306

Total operating expenses	(4,602)	(3,957)	(4,365)

Operating profit/(loss)	589	489	(59)

Income from associates[4][3]	17	3	21

Profit/(loss) before tax	606	492	(38)

Cost efficiency ratio	55.8%	44.0%	54.2%

RoRWA[44]	0.4%	0.3%	–

Period-end staff numbers	32,605	33,988	33,865

Card and Retail Services

pre-tax profit 1H11

US$1.0bn

Continued improvement in

loan impairment charges

Operations in Canada contributed

US$520m

to North America profit before tax

For footnotes, see page 81.

The commentary on North America is on an underlying basis

unless stated otherwise.

Economic background

The process of reducing debt levels following the credit boom of the past decade continued to restrain growth in the US as households saved more and the rise in consumer spending was subdued. High oil prices made the process of reducing debt more difficult. In the first quarter, the growth of real consumer spending was only 2.2% higher than the level a year ago, compared with a long-run average annual growth rate of 3.3%. This depressed overall growth in GDP to a 2.8% annual rate since the recession ended in mid-2009. Reductions in spending among state and local governments also constrained economic activity. Slow GDP growth kept the unemployment rate high, at 9.2% in June, down only slightly from the peak of 10.1% in 2010. In response to slow growth and low inflation, the Federal Reserve maintained the Fed funds rate in the range of zero to 0.25% and undertook large-scale purchases of fixed-income securities.

Canadian GDP rose by 2.9% in the year ended 31 March 2011, up from 2.1% the year before. Labour market conditions improved with the unemployment rate dropping to 7.4% in June from 7.9% in June 2010. Steep increases in crude oil and gasoline prices drove the headline rate of inflation up to 3.7% in May 2011 from 1.4% a year earlier. However, the core rate of inflation followed by the Bank of Canada (‘BoC’) was steady at 1.8%. In response to these conditions, the BoC maintained its overnight lending rate at 1.0% throughout the period.

Review of performance

In North America, we reported a profit before tax of US$606m in the first half of 2011, compared with a profit before tax of US$492m in the first half of 2010. Our results included movements on our own debt designated at fair value resulting from changes in credit spreads, while 2010 also included a US$66m gain from the sale of our stake in the Wells Fargo HSBC Trade Bank. On an underlying basis, which excludes these items, the pre-tax profit was US$672m in the first half of 2011, compared with a pre-tax loss of US$51m. This improvement in performance resulted from a significant decline in loan impairment charges, partly offset by a reduction in revenue, both reflecting lower lending balances in HSBC Finance.

During the first half of 2011, we continued to evaluate the strategic options for elements within our US operations and remained focused on managing down our run-off assets sensitively and effectively. In addition, we continued to work closely with our regulators to ensure full compliance with new and existing frameworks and policies.

HSBC HOLDINGS PLC

Interim Management Report (continued)

Profit/(loss) before tax by country within customer groups and global businesses

	Retail Banking and Wealth Management[16] US$m	Commercial Banking US$m	Global Banking and Markets[16] US$m	Global Private Banking US$m	Other US$m	Total US$m
Half-year to 30 June 2011
US	(568)	177	599	47	(244)	11
Canada	95	297	134	–	(6)	520
Bermuda	28	14	23	2	8	75
Other	–	–	–	–	–	–

	(445)	488	756	49	(242)	606

Half-year to 30 June 2010
US	(1,576)	265	840	55	342	(74)
Canada	82	289	124	–	7	502
Bermuda	27	18	16	(2)	7	66
Other	1	–	–	1	(4)	(2)

	(1,466)	572	980	54	352	492

Half-year to 31 December 2010
US	(729)	137	444	58	(381)	(471)
Canada	49	216	103	–	(3)	365
Bermuda	31	14	22	(1)	–	66
Other	(1)	–	–	–	3	2

	(650)	367	569	57	(381)	(38)

For footnotes, see page 81.

The North American economies continue to represent a significant share of international trade, and in our CMB and GB&M businesses we remain focused on expanding our business further into areas with strong international connectivity. In CMB, we expanded our operations in the West Coast of the US and in Texas and Florida as well as in eastern Canada to attract the growing number of businesses that trade internationally. Successful cross-border referrals from North America to other HSBC sites increased by 11% from the first half of 2010.

In GB&M, profit before tax fell in the first half of 2011 due to lower releases of collective loan impairment allowances, an increase in compliance costs and a change in the expense recognition of bonus awards. We successfully utilised our established platform in New York to interconnect more closely our GB&M businesses across the Americas and, in the first half of 2011, we syndicated several significant financing transactions for customers in Latin America.

The region represents a significant wealth management market and we continued to direct resources towards the expansion of wealth services and Premier, and remain focused on providing differentiated premium services to internationally minded, upwardly mobile customers.

Net interest income decreased by 9% to US$5.8bn, primarily due to lower lending balances in our Consumer Lending and Mortgage Services portfolios due to continued run-off, and in our Card and Retail Services portfolio as customers continued to pay down outstanding debt. In addition, balances declined following the sale of the vehicle finance portfolio in 2010. This was partly offset by wider asset spreads in our Consumer Lending and Mortgage Services portfolios as the cost of funds fell.

Average customer deposit balances increased in CMB in both the US and Canada as we continued to expand on the West Coast, Texas, Florida and Eastern Canada, and in RBWM due to growth in branch-based deposit products driven by our Premier strategy. In GB&M, increased deposit balances reflected a rise in repurchase transactions.

Net fee income declined by 6% to US$1.7bn, as a result of lower late and overlimit fees in our Card and Retail Services business, reflecting lower volumes and delinquency rates, customers actively seeking to reduce their credit card debt and changes required by the CARD Act.

In December 2010, we exited the Taxpayer Financial Services business, further reducing our fee income compared with the first half of 2010.

HSBC HOLDINGS PLC

Interim Management Report (continued)

Net trading income increased by US$511m to US$448m, driven by fair value movements on non-qualifying hedges which reflected fluctuations in long-term US interest rates. In the first half of 2011, these rates declined, but to a lesser extent than in the corresponding period in 2010, resulting in lower adverse fair value movements in non-qualifying hedges.

In addition, in the first half of 2011 loss provisions for loan repurchase obligations relating to loans previously sold were lower while, in our GB&M business, trading income remained broadly flat. This reflected higher deal volumes in foreign exchange, metals and interest rate and emerging markets derivatives, and improved revenue on structured credit products which was broadly offset by the non-recurrence of a gain in the first half of 2010 associated with a settlement relating to certain loans previously purchased for re-sale from a third party.

Net expense from financial instruments designated at fair value of US$53m was 42% less than in the first half of 2010. This was due to lower adverse fair value movements from interest rate ineffectiveness in the economic hedging of our long-term debt designated at fair value, reflecting the decrease in long-term US interest rates.

Gains less losses from financial investments declined by 7% to US$110m, mainly due to lower gains on the disposal of private equity investments.

Other operating income declined by 29% to US$168m due to higher losses on foreclosed properties, reflecting an increase in the number of such properties sold and declines in house prices in the first half of 2011 and the non-recurrence of a US$56m gain on the sale of our New York headquarters. This was partly offset by the non-recurrence of a US$77m loss on the sale of the vehicle finance loan portfolio and servicing operation in the first half of 2010.

Loan impairment charges and other credit risk provisions decreased by 33% to US$3.0bn, primarily due to lower lending balances in our run-off Consumer Lending and Mortgage Services portfolios and in our Card and Retail Services portfolio. The decline also reflected an overall improvement in credit quality resulting in lower delinquency levels and reduced write-offs. In our Consumer Lending and Mortgage Services business, the improvement was partly offset by an incremental charge resulting from adverse changes to economic assumptions on the pace of recovery in home prices and delays in the timing of expected cash flows, mainly as a result of the suspension of foreclosure activity that began in late 2010.

Loan impairment charges and other credit risk provisions in CMB declined by 58% to US$45m, driven by lower impairment allowances relating to commercial real estate and middle market exposures and lower write-offs in business banking, reflecting improved credit quality and lower delinquency. This was partially offset by a specific loan impairment charge associated with the downgrade of an individual commercial real estate loan.

In GB&M, net recoveries of loan impairment charges and other credit risk provisions were 85% lower than in the first half of 2010 as a reduction in higher-risk balances and a stabilisation of credit quality resulted in a reduced release of collective loan impairment allowances in the first half of 2011.

Further commentary on delinquency trends in the US RBWM portfolios is provided in ‘Areas of special interest – US personal lending’ on page 107.

Operating expenses increased by 15%. This included a charge of US$144m relating to the impairment of certain previously capitalised software development costs in the first half of 2011 and the non-recurrence of a pension curtailment gain in the first half of 2010. Excluding these items, operating expenses grew by 8%, mainly due to an increase in litigation provisions and, in GB&M, an increase in amortisation charges for previous years’ performance shares and accelerated expense recognition for future deferred bonus awards. In addition, legal and compliance costs were higher and marketing expenses in Card and Retail Services rose, driven by an increase in direct mail volumes, albeit at lower than historical levels. Also notable in the first half of 2011 were severance costs of US$46m resulting from a planned reduction in staff numbers. Partly offsetting these increases were lower costs following the sale of the vehicle finance servicing operation and closure of the Taxpayer Financial Services business.

HSBC HOLDINGS PLC

Interim Management Report (continued)

Profit/(loss) before tax and balance sheet data – North America

	Half-year to 30 June 2011
	Retail Banking and Wealth Management US$m	Commercial Banking US$m	Global Banking and Markets US$m	Global Private Banking US$m	Other US$m	Inter- segment elimination[5][2] US$m	Total US$m
Profit/(loss) before tax
Net interest income/(expense)	4,617	748	465	94	(37)	(38)	5,849
Net fee income	936	276	420	79	7	–	1,718
Trading income/(expense) excluding net interest income	(68)	16	344	13	(11)	–	294
Net interest income/(expense) on trading activities	10	1	106	–	(1)	38	154
Net trading income/(expense)[4][5]	(58)	17	450	13	(12)	38	448
Net expense from financial instruments designated at fair value	–	–	(4)	–	(115)	–	(119)
Gains less losses from financial investments	14	–	96	–	–	–	110
Dividend income	8	4	7	1	1	–	21
Net earned insurance premiums	118	–	–	–	–	–	118
Other operating income/ (expense)	(28)	60	100	5	1,130	(1,099)	168

Total operating income	5,607	1,105	1,534	192	974	(1,099)	8,313
Net insurance claims[5][3]	(73)	–	–	–	–	–	(73)

Net operating income[4][1]	5,534	1,105	1,534	192	974	(1,099)	8,240
Loan impairment (charges)/recoveries and other credit risk provisions	(3,035)	(45)	23	11	(3)	–	(3,049)

Net operating income	2,499	1,060	1,557	203	971	(1,099)	5,191
Operating expenses	(2,945)	(587)	(801)	(154)	(1,214)	1,099	(4,602)

Operating profit/(loss)	(446)	473	756	49	(243)	–	589
Share of profit in associates and joint ventures	1	15	–	–	1	–	17

Profit/(loss) before tax	(445)	488	756	49	(242)	–	606

	%	%	%	%	%		%
Share of HSBC’s profit before tax	(3.9)	4.3	6.6	0.4	(2.1)		5.3
Cost efficiency ratio	53.2	53.1	52.2	80.2	124.6		55.8
Balance sheet data[3][9]
	US$m	US$m	US$m	US$m	US$m		US$m
Loans and advances to customers (net)	123,891	31,015	19,988	4,368	–		179,262
Total assets	153,098	42,971	341,246	6,831	13,009	(27,769)	529,386
Customer accounts	76,266	46,940	25,579	13,747	101		162,633

HSBC HOLDINGS PLC

Interim Management Report (continued)

Profit/(loss) before tax and balance sheet data – North America (continued)

	Half-year to 30 June 2010
	Retail Banking and Wealth Management[16] US$m	Commercial Banking US$m	Global Banking and Markets[16] US$m	Global Private Banking US$m	Other US$m	Inter- segment elimination[5][2] US$m	Total US$m

Profit/(loss) before tax
Net interest income/(expense)	5,190	758	425	94	(86)	(28)	6,353
Net fee income/(expense)	1,084	252	400	71	(6)	–	1,801
Trading income/(expense) excluding net interest income	(567)	12	401	9	(16)	–	(161)
Net interest income on trading activities	13	1	40	–	12	28	94
Net trading income/(expense)[4][5]	(554)	13	441	9	(4)	28	(67)
Net income/(expense) from financial instruments designated at fair value	–	–	(3)	–	417	–	414
Gains less losses from financial investments	–	–	121	–	(3)	–	118
Dividend income	9	3	6	1	2	–	21
Net earned insurance premiums	126	–	–	–	–	–	126
Other operating income/(expense)	(8)	160	83	11	1,213	(1,153)	306

Total operating income	5,847	1,186	1,473	186	1,533	(1,153)	9,072
Net insurance claims[5][3]	(76)	–	–	–	4	–	(72)

Net operating income[4][1]	5,771	1,186	1,473	186	1,537	(1,153)	9,000
Loan impairment (charges)/recoveries and other credit risk provisions	(4,613)	(104)	152	11	–	–	(4,554)

Net operating income	1,158	1,082	1,625	197	1,537	(1,153)	4,446
Operating expenses	(2,624)	(511)	(645)	(143)	(1,187)	1,153	(3,957)

Operating profit/(loss)	(1,466)	571	980	54	350	–	489
Share of profit in associates and joint ventures	–	1	–	–	2	–	3

Profit/(loss) before tax	(1,466)	572	980	54	352	–	492

	%	%	%	%	%		%

Share of HSBC’s profit before tax	(13.2)	5.1	8.8	0.5	3.2		4.4
Cost efficiency ratio	45.5	43.1	43.8	76.9	77.2		44.0

Balance sheet data[3][9]
	US$m	US$m	US$m	US$m	US$m		US$m
Loans and advances to customers (net)	140,501	30,498	32,861	4,281	–		208,141
Total assets	164,600	38,525	299,300	5,608	7,290	(19,915)	495,408
Customer accounts	74,475	42,853	19,229	12,814	67		149,438

HSBC HOLDINGS PLC

Interim Management Report (continued)

	Half-year to 31 December 2010
	Retail Banking and Wealth Management[16] US$m	Commercial Banking US$m	Global Banking and Markets[16] US$m	Global Private Banking US$m	Other US$m	Inter- segment elimination[5][2] US$m	Total US$m
Profit/(loss) before tax
Net interest income	4,722	767	527	96	15	(41)	6,086
Net fee income	1,058	282	445	78	–	–	1,863

Trading income excluding net interest income	95	5	162	4	4	–	270
Net interest income on trading activities	11	1	53	–	5	41	111

Net trading income[4][5]	106	6	215	4	9	41	381
Net income/(expense) from financial instruments designated at fair value	6	–	1	–	(310)	–	(303)
Gains less losses from financial investments	5	(6)	20	–	6	–	25
Dividend income	9	4	6	2	–	–	21
Net earned insurance premiums	119	–	–	–	–	–	119
Other operating income/(expense)	(242)	82	(12)	4	1,138	(1,043)	(73)

Total operating income	5,783	1,135	1,202	184	858	(1,043)	8,119
Net insurance claims[5][3]	(72)	–	–	–	–	–	(72)

Net operating income[4][1]	5,711	1,135	1,202	184	858	(1,043)	8,047
Loan impairment (charges)/recoveries and other credit risk provisions	(3,581)	(219)	32	27	–	–	(3,741)

Net operating income	2,130	916	1,234	211	858	(1,043)	4,306
Operating expenses	(2,784)	(570)	(665)	(154)	(1,235)	1,043	(4,365)

Operating profit/(loss)	(654)	346	569	57	(377)	–	(59)
Share of profit/(loss) in associates and joint ventures	4	21	–	–	(4)	–	21

Profit/(loss) before tax	(650)	367	569	57	(381)	–	(38)

	%	%	%	%	%		%
Share of HSBC’s profit before tax	(8.2)	4.6	7.2	0.7	(4.8)		(0.5)
Cost efficiency ratio	48.7	50.2	55.3	83.7	143.9		54.2
Balance sheet data[3][9]
	US$m	US$m	US$m	US$m	US$m		US$m
Loans and advances to customers (net)	131,194	30,277	24,338	4,723	–		190,532
Total assets	154,204	39,213	306,298	5,824	9,373	(22,425)	492,487
Customer accounts	76,817	46,425	22,324	12,812	108		158,486

For footnotes, see page 81.

HSBC HOLDINGS PLC

Interim Management Report (continued)

Latin America

Our operations in Latin America principally comprise HSBC Bank Brasil S.A.-Banco Múltiplo, HSBC México, S.A., HSBC Bank Argentina S.A. and HSBC Bank (Panama) S.A. In addition to banking services, we operate insurance businesses in Brazil, Mexico, Argentina, Panama and a range of smaller markets.

	Half-year to
	30 Jun 2011 US$m	30 Jun 2010 US$m	31 Dec 2010 US$m
Net interest income	3,517	3,119	3,192
Net fee income	902	855	894
Net trading income	589	353	380
Other income	675	388	550

Net operating income[4][1]	5,683	4,715	5,016
Impairment charges[42]	(820)	(820)	(724)

Net operating income	4,863	3,895	4,292
Total operating expenses	(3,712)	(3,013)	(3,381)

Operating profit	1,151	882	911
Income from associates[4][3]	–	1	1

Profit before tax	1,151	883	912

Cost efficiency ratio	65.3%	63.9%	67.4%
RoRWA[4][4]	2.2%	2.1%	2.0%
Period-end staff numbers	55,618	54,886	56,044

30%

increase in profit before tax

13%

increase in lending balances

since the end of 2010

8%

reduction in impairment charges on an underlying basis

For footnotes, see page 81.

The commentary on Latin America is on an underlying basis unless stated otherwise.

Economic background

After a very strong 2010, Latin American growth slowed in the first half of 2011 due to a combination of weaker global demand and a downturn in domestic demand following a considerable tightening of monetary conditions in the period. Monetary policy rates rose by 2% in Chile, 1.5% in Brazil and Uruguay, and 1.25% in Colombia and Peru. In Brazil, the annual pace of GDP growth eased to 4.2% in the first quarter of 2011 from 7.5% in the comparable period in 2010.

The slowdown in activity, coupled with some easing in the rate of growth of food prices, helped to moderate inflation in the region, although it remained above the mid-point target of most countries that had adopted explicit inflation targets. Inflationary risks continued in Argentina, Brazil, Chile and Uruguay, where very high employment put upward pressure on wage growth.

Given its close ties to the US, Mexico suffered more immediately from the reduction in the growth of US demand. Some easing in global commodity prices and the strength of the Mexican peso helped restrain inflation and, accordingly, Banco de México left the monetary policy rate unchanged at 4.5% in the period.

Review of performance

Our operations in Latin America reported a profit before tax of US$1.2bn for the first half of 2011, representing an increase of 30% over the same period in 2010. On an underlying basis, pre-tax profits increased by 23% due to increased revenues in CMB and RBWM and lower loan impairment charges, partly offset by higher costs as a result of inflationary pressures, strategic business growth and restructuring costs.

Several strategic measures were implemented, focusing on organic growth and improving efficiency. We increased the number of relationship managers in Brazil, mainly in RBWM and CMB, to leverage on the strong economic environment and, in Mexico, to grow our CMB business. We consolidated the branch network in Mexico, reducing it by 66 during the first half of 2011, and restructured the regional and country support functions, thereby improving the efficiency of the business. To ensure the strategic alignment of our portfolios, we entered into a sale agreement for HSBC Afore (the Mexican pension business) which is expected to be completed in the second half of 2011. Also, in RBWM we continued to reposition our lending portfolio to higher quality customers, achieving a better risk-adjusted return.

HSBC HOLDINGS PLC

Interim Management Report (continued)

Profit/(loss) before tax by country within customer groups and global businesses

	Retail Banking and Wealth Management[16] US$m	Commercial Banking US$m	Global Banking and Markets[16] US$m	Global Private Banking US$m	Other US$m	Total US$m
Half-year to 30 June 2011
Argentina	49	46	67	–	(8)	154
Brazil	136	294	250	7	(50)	637
Mexico	169	103	171	2	(142)	303
Panama	17	27	26	1	(2)	69
Other	(35)	5	29	–	(11)	(12)

	336	475	543	10	(213)	1,151

Half-year to 30 June 2010
Argentina	39	41	53	–	–	133
Brazil	60	160	227	2	29	478
Mexico	95	(2)	112	1	18	224
Panama	18	26	15	1	–	60
Other	(44)	11	27	–	(6)	(12)

	168	236	434	4	41	883

Half-year to 31 December 2010
Argentina	50	49	52	–	–	151
Brazil	91	222	203	4	35	555
Mexico	79	26	98	3	(29)	177
Panama	30	31	18	1	–	80
Other	(56)	(10)	24	(2)	(7)	(51)

	194	318	395	6	(1)	912

For footnote, see page 81.

Net interest income increased by 5% compared with the first half of 2010, driven by higher lending balances in the stronger economic environment. Net interest income in CMB grew by 29%, supported by strong asset growth of 33% with moderate spread compression in the competitive environment. In RBWM, lending grew in personal loans, mortgages, overdrafts and cards in Brazil and, in Argentina, on strong consumer demand. In Mexico, net interest income in RBWM fell by 15% as we continued to shift our portfolio to lower risk, lower yielding assets. This fall was partly offset by strong balance growth in personal and payroll lending.

In Balance Sheet Management, results were affected by higher funding costs, in line with an increase in interest rates, and higher yielding deals maturing.

Fee income fell marginally compared with the first half of 2010. Higher card transaction volumes, current accounts and Payments and Cash Management revenues in Brazil were offset by a decline in the volumes of cards and fewer account services and automated teller machine (‘ATM’) transactions in Mexico, where increased regulatory charges to non-HSBC customers led to a change in customer behaviour.

Net trading income of US$589m was 56% higher than in the first half of 2010, primarily due to a rise in volumes, mainly in Brazil; the cost of internally funding these assets also increased, but this interest expense is reported under ‘Net interest income’. Revenue in Brazil further benefited from a significant growth in sales of GB&M products across customer groups. In Mexico, revenue increased due to a limited number of large derivative transactions.

Net income on financial instruments designated at fair value increased by 70% due to growth of a unit-linked product in Brazil, where new money received was invested in assets designated at fair value, and an increase was registered in the value of policyholder assets supporting these contracts. An offsetting increase was recorded in ‘Net insurance claims incurred and movement in liabilities to policyholders’.

Gains less losses from financial investments increased by US$17m, mainly due to a gain on the sale of shares in a Mexican listed company.

Other operating income increased by US$168m, primarily due to the gain on sale of buildings including the sale and leaseback of branches in Mexico.

HSBC HOLDINGS PLC

Interim Management Report (continued)

Net earned insurance premiums increased by 24% to US$1.3bn, driven by increased sales in Brazil of both credit-related products and term life insurance, and higher contributions on a unit-linked product which reflected the improved economic environment and an increase in the sales force. Premiums also rose in Argentina, mainly from repricing initiatives in the motor insurance segment. This growth resulted in an increase in Net insurance claims and movement in liabilities to policyholders.

Loan impairment charges and other credit risk provisions declined by 8%, mainly in RBWM, where riskier portfolios of credit cards in Mexico were managed down and collections and underwriting processes were tightened. The decline in loan impairment charges also reflected an improvement in the economic environment. In CMB, loan impairment charges increased by 3%. This increase occurred mainly in Brazil following a significant expansion in lending since the first half of 2010, and was partly offset by the non-recurrence of individual loan impairment charges booked in the first half of 2010 in the real estate portfolio in Mexico.

Operating expenses increased by 15%, in part due to restructuring costs of US$149m recognised in the first half of 2011 as we took measures to improve the efficiency of our processes in order to lower the future cost base of our operations. This included charges relating to certain regional projects, restructuring regional and country support functions and consolidating the branch network in Mexico. Costs also rose due to inflationary pressures, union-agreed wage increases in Brazil and Argentina, increased front office staffing levels in Brazil and Mexico to support strategic growth and volume-driven transactional taxes in Brazil and Argentina.

HSBC HOLDINGS PLC

Interim Management Report (continued)

Profit/(loss) before tax and balance sheet data – Latin America

	Half-year to 30 June 2011
	Retail Banking and Wealth Management US$m	Commercial Banking US$m	Global Banking and Markets US$m	Global Private Banking US$m	Other US$m	Inter- segment elimination[5][2] US$m	Total US$m

Profit/(loss) before tax

Net interest income/ (expense)	2,215	1,096	456	12	(1)	(261)	3,517

Net fee income	492	292	98	19	1	–	902
Trading income excluding net interest income	29	49	186	2	3	–	269
Net interest income on trading activities	1	–	58	–	–	261	320

Net trading income[4][5]	30	49	244	2	3	261	589
Net income from financial instruments designated at fair value	181	55	–	–	–	–	236
Gains less losses from financial investments	–	–	73	–	–	–	73
Dividend income	5	2	–	–	–	–	7
Net earned insurance premiums	961	289	18	–	–	–	1,268
Other operating income	118	40	24	1	127	(130)	180

Total operating income	4,002	1,823	913	34	130	(130)	6,772

Net insurance claims[5][3]	(821)	(258)	(10)	–	–	–	(1,089)

Net operating income[4][1]	3,181	1,565	903	34	130	(130)	5,683

Loan impairment charges and other credit risk provisions	(633)	(180)	(7)	–	–	–	(820)

Net operating income	2,548	1,385	896	34	130	(130)	4,863

Operating expenses	(2,212)	(910)	(353)	(24)	(343)	130	(3,712)

Operating profit/(loss)	336	475	543	10	(213)	–	1,151

Share of profit in associates and joint ventures	–	–	–	–	–	–	–

Profit/(loss) before tax	336	475	543	10	(213)	–	1,151

	%	%	%	%	%		%

Share of HSBC’s profit before tax	2.9	4.1	4.7	0.1	(1.8)	–	10.0
Cost efficiency ratio	69.5	58.1	39.1	70.6	263.8	100	65.3

Balance sheet data[3][9]
	US$m	US$m	US$m	US$m	US$m		US$m

Loans and advances to customers (net)	22,431	29,036	14,271	64	–		65,802
Total assets	40,866	41,136	78,131	1,564	2,926	(1,012)	163,611
Customer accounts	32,619	27,251	29,402	6,837	–		96,109

HSBC HOLDINGS PLC

Interim Management Report (continued)

Profit/(loss) before tax and balance sheet data – Latin America (continued)

	Half-year to 30 June 2010
	Retail Banking and Wealth Management[16] US$m	Commercial Banking US$m	Global Banking and Markets[16] US$m	Global Private Banking US$m	Other US$m	Inter- segment elimination[5][2] US$m	Total US$m

Profit/(loss) before tax

Net interest income	1,978	793	389	10	53	(104)	3,119

Net fee income	492	244	99	14	6	–	855
Trading income/(expense) excluding net interest income	21	38	181	1	(4)	–	237
Net interest income on trading activities	–	–	11	–	1	104	116

Net trading income/ (expense)[4][5]	21	38	192	1	(3)	104	353
Net income from financial instruments designated at fair value	102	28	–	–	–	–	130
Gains less losses from financial investments	1	–	52	–	–	–	53
Dividend income	3	1	1	–	–	–	5
Net earned insurance premiums	770	171	16	–	–	–	957
Other operating income	17	10	2	1	81	(101)	10

Total operating income	3,384	1,285	751	26	137	(101)	5,482

Net insurance claims[5][3]	(628)	(129)	(10)	–	–	–	(767)

Net operating income[4][1]	2,756	1,156	741	26	137	(101)	4,715

Loan impairment (charges)/ recoveries and other credit risk provisions	(661)	(160)	3	–	(2)	–	(820)

Net operating income	2,095	996	744	26	135	(101)	3,895

Operating expenses	(1,928)	(760)	(310)	(22)	(94)	101	(3,013)

Operating profit	167	236	434	4	41	–	882

Share of profit in associates and joint ventures	1	–	–	–	–	–	1

Profit before tax	168	236	434	4	41	–	883

	%	%	%	%	%		%
Share of HSBC’s profit before tax	1.5	2.2	3.9	–	0.4		8.0
Cost efficiency ratio	70.0	65.7	41.8	84.6	68.6		63.9

Balance sheet data[3][9]
	US$m	US$m	US$m	US$m	US$m		US$m
Loans and advances to customers (net)	19,350	19,434	10,006	39	–		48,829
Total assets	34,645	27,307	59,302	1,110	314	(793)	121,885
Customer accounts	26,618	20,115	23,158	5,326	–		75,217

HSBC HOLDINGS PLC

Interim Management Report (continued)

	Half-year to 31 December 2010
	Retail Banking and Wealth Management[16] US$m	Commercial Banking US$m	Global Banking and Markets[16] US$m	Global Private Banking US$m	Other US$m	Inter- segment elimination[5][2] US$m	Total US$m
Profit/(loss) before tax
Net interest income	2,001	878	383	10	68	(148)	3,192
Net fee income/(expense)	514	282	92	18	(12)	–	894
Trading income/(expense) excluding net interest income	14	34	189	2	(23)	–	216
Net interest income/(expense) on trading activities	–	–	17	–	(1)	148	164
Net trading income/(expense)[4][5]	14	34	206	2	(24)	148	380
Net income from financial instruments designated at fair value	237	57	1	–	–	–	295
Gains less losses from financial investments	5	2	41	–	(3)	–	45
Dividend income	4	1	2	–	–	–	7
Net earned insurance premiums	881	203	13	–	–	–	1,097
Other operating income	81	24	13	1	140	(128)	131

Total operating income	3,737	1,481	751	31	169	(128)	6,041
Net insurance claims[5][3]	(851)	(168)	(6)	–	–	–	(1,025)

Net operating income[4][1]	2,886	1,313	745	31	169	(128)	5,016
Loan impairment (charges)/ recoveries and other credit risk provisions	(586)	(133)	(7)	–	2	–	(724)

Net operating income	2,300	1,180	738	31	171	(128)	4,292
Operating expenses	(2,106)	(863)	(343)	(25)	(172)	128	(3,381)

Operating profit/(loss)	194	317	395	6	(1)	–	911
Share of profit in associates and joint ventures	–	1	–	–	–	–	1

Profit/(loss) before tax	194	318	395	6	(1)	–	912

	%	%	%	%	%		%
Share of HSBC’s profit before tax	2.5	4.0	5.0	–	–		11.5
Cost efficiency ratio	73.0	65.7	46.0	80.6	101.8		67.4

Balance sheet data[3][9]
	US$m	US$m	US$m	US$m	US$m		US$m
Loans and advances to customers (net)	20,823	24,879	12,242	43	–		57,987
Total assets	38,819	35,619	64,635	1,608	196	(939)	139,938
Customer accounts	30,149	24,514	27,810	6,053	–		88,526

For footnotes, see page 81.

HSBC HOLDINGS PLC

Interim Management Report (continued)

Reconciliation of reported and underlying profit/(loss) before tax

Europe

30 June 2011 compared with 30 June 2010

	Half-year to 30 June 2011 (‘1H11’) compared with half-year to 30 June 2010 (‘1H10’)[16]
	1H10 as reported US$m	1H10 adjust- ments[9] US$m	Currency translation[10] US$m	1H10 at 1H11 exchange rates[11] US$m	1H11 as reported US$m	1H11 adjust- ments[9] US$m	1H11 under- lying US$m	Re- ported change[12] %	Under- lying change[12] %
Net interest income	5,802	17	312	6,131	5,566	–	5,566	(4)	(9)
Net fee income	3,177	(50)	139	3,266	3,131	–	3,131	(1)	(4)
Changes in fair value[13]	574	(574)	–	–	(71)	71	–		–
Other income[14]	3,168	(135)	156	3,189	2,714	–	2,714	(14)	(15)

Net operating income[15]	12,721	(742)	607	12,586	11,340	71	11,411	(11)	(9)
Loan impairment charges and other credit risk provisions	(1,501)	–	(93)	(1,594)	(1,173)	–	(1,173)	22	26

Net operating income	11,220	(742)	514	10,992	10,167	71	10,238	(9)	(7)
Operating expenses	(7,704)	148	(368)	(7,924)	(8,014)	–	(8,014)	(4)	(1)

Operating profit	3,516	(594)	146	3,068	2,153	71	2,224	(39)	(28)
Share of profit in associates and joint ventures	5	–	(6)	(1)	(6)	–	(6)		(500)

Profit before tax	3,521	(594)	140	3,067	2,147	71	2,218	(39)	(28)

30 June 2011 compared with 31 December 2010
	Half-year to 30 June 2011 (‘1H11’) compared with half-year to 31 December 2010 (‘2H10’)[16]
	2H10 as reported US$m	2H10 adjust- ments[9] US$m	Currency translation[10] US$m	2H10 at 1H11 exchange rates[17] US$m	1H11 as reported US$m	1H11 adjust- ments[9] US$m	1H11 under- lying US$m	Re- ported change[12] %	Under- lying change[12] %
Net interest income	5,448	1	176	5,625	5,566	–	5,566	2	(1)
Net fee income	3,194	–	98	3,292	3,131	–	3,131	(2)	(5)
Changes in fair value[13]	(773)	773	–	–	(71)	71	–	91	–
Other income[14]	2,160	(255)	56	1,961	2,714	–	2,714	26	38

Net operating income[15]	10,029	519	330	10,878	11,340	71	11,411	13	5
Loan impairment charges and other credit risk provisions	(1,519)	–	(53)	(1,572)	(1,173)	–	(1,173)	23	25

Net operating income	8,510	519	277	9,306	10,167	71	10,238	19	10
Operating expenses	(7,741)	–	(220)	(7,961)	(8,014)	–	(8,014)	(4)	(1)

Operating profit	769	519	57	1,345	2,153	71	2,224	180	65
Share of profit in associates and joint ventures	12	(1)	(5)	6	(6)	–	(6)

Profit before tax	781	518	52	1,351	2,147	71	2,218	175	64

For footnotes, see page 81.

79a

HSBC HOLDINGS PLC

Interim Management Report (continued)

Hong Kong

30 June 2011 compared with 30 June 2010

	Half-year to 30 June 2011 (‘1H11’) compared with half-year to 30 June 2010 (‘1H10’)[16]
	1H10 as reported US$m	1H10 adjust- ments[9] US$m	Currency translation[10] US$m	1H10 at 1H11 exchange rates[11] US$m	1H11 as reported US$m	1H11 adjust- ments[9] US$m	1H11 under- lying US$m	Re- ported change[12] %	Under- lying change[12] %
Net interest income	1,994	–	1	1,995	2,249	–	2,249	13	13
Net fee income	1,395	–	–	1,395	1,612	–	1,612	16	16
Changes in fair value[13]	(6)	6	–	–	–	–	–	100	–
Other income[14]	1,513	(62)	(3)	1,448	1,553	–	1,553	3	7

Net operating income[15]	4,896	(56)	(2)	4,838	5,414	–	5,414	11	12
Loan impairment charges and other credit risk provisions	(63)	–	–	(63)	(25)	–	(25)	60	60

Net operating income	4,833	(56)	(2)	4,775	5,389	–	5,389	11	13
Operating expenses	(1,968)	–	(1)	(1,969)	(2,339)	–	(2,339)	(19)	(19)

Operating profit	2,865	(56)	(3)	2,806	3,050	–	3,050	6	9
Share of profit in associates and joint ventures	12	–	–	12	31	–	31	158	158

Profit before tax	2,877	(56)	(3)	2,818	3,081	–	3,081	7	9

30 June 2011 compared with 31 December 2010
	Half-year to 30 June 2011 (‘1H11’) compared with half-year to 31 December 2010 (‘2H10’)[16]
	2H10 as reported US$m	2H10 adjust- ments[9] US$m	Currency translation[10] US$m	2H10 at 1H11 exchange rates[17] US$m	1H11 as reported US$m	1H11 adjust- ments[9] US$m	1H11 under- lying US$m	Re- ported change[12] %	Under- lying change[12] %
Net interest income	2,252	–	(2)	2,250	2,249	–	2,249	–	–
Net fee income	1,567	–	(2)	1,565	1,612	–	1,612	3	3
Other income[14]	1,487	(74)	(4)	1,409	1,553	–	1,553	4	10

Net operating income[15]	5,306	(74)	(8)	5,224	5,414	–	5,414	2	4
Loan impairment charges and other credit risk provisions	(51)	–	(1)	(52)	(25)	–	(25)	51	52

Net operating income	5,255	(74)	(9)	5,172	5,389	–	5,389	3	4
Operating expenses	(2,463)	–	3	(2,460)	(2,339)	–	(2,339)	5	5

Operating profit	2,792	(74)	(6)	2,712	3,050	–	3,050	9	12
Share of profit in associates and joint ventures	23	–	1	24	31	–	31	35	29

Profit before tax	2,815	(74)	(5)	2,736	3,081	–	3,081	9	13

For footnotes, see page 81.

79b

HSBC HOLDINGS PLC

Interim Management Report (continued)

Rest of Asia-Pacific

30 June 2011 compared with 30 June 2010

	Half-year to 30 June 2011 (‘1H11’) compared with half-year to 30 June 2010 (‘1H10’)[16]
	1H10 as reported US$m	1H10 adjust- ments[9] US$m	Currency translation[10] US$m	1H10 at 1H11 exchange rates[11] US$m	1H11 as reported US$m	1H11 adjust- ments[9] US$m	1H11 under- lying US$m	Re- ported change[12] %	Under- lying change[12] %

Net interest income	1,822	–	116	1,938	2,381	–	2,381	31	23
Net fee income	934	–	68	1,002	1,117	–	1,117	20	11
Changes in fair value[13]	–	–	–	–	(2)	2	–		–
Other income[14]	1,742	(188)	81	1,635	1,852	(180)	1,672	6	2

Net operating income[15]	4,498	(188)	265	4,575	5,348	(178)	5,170	19	13

Loan impairment charges and other credit risk provisions	(147)	–	(10)	(157)	(100)	–	(100)	32	36

Net operating income	4,351	(188)	255	4,418	5,248	(178)	5,070	21	15

Operating expenses	(2,417)	–	(151)	(2,568)	(2,836)	–	(2,836)	(17)	(10)

Operating profit	1,934	(188)	104	1,850	2,412	(178)	2,234	25	21

Share of profit in associates and joint ventures	1,051	–	47	1,098	1,330	–	1,330	27	21

Profit before tax	2,985	(188)	151	2,948	3,742	(178)	3,564	25	21

30 June 2011 compared with 31 December 2010

	Half-year to 30 June 2011 (‘1H11’) compared with half-year to 31 December 2010 (‘2H10’)[16]
	2H10 as reported US$m	2H10 adjust- ments[9] US$m	Currency translation[10] US$m	2H10 at 1H11 exchange rates[17] US$m	1H11 as reported US$m	1H11 adjust- ments[9] US$m	1H11 under- lying US$m	Re- ported change[12] %	Under- lying change[12] %

Net interest income	2,006	–	68	2,074	2,381	–	2,381	19	15
Net fee income	998	–	39	1,037	1,117	–	1,117	12	8
Changes in fair value[13]	(1)	1	–	–	(2)	2	–	(100)	–
Other income[14]	1,731	–	51	1,782	1,852	(180)	1,672	7	6

Net operating income[15]	4,734	1	158	4,893	5,348	(178)	5,170	13	6

Loan impairment charges and other credit risk provisions	(292)	–	(12)	(304)	(100)	–	(100)	66	67

Net operating income	4,442	1	146	4,589	5,248	(178)	5,070	18	10

Operating expenses	(2,726)	–	(94)	(2,820)	(2,836)	–	(2,836)	(4)	(1)

Operating profit	1,716	1	52	1,769	2,412	(178)	2,234	41	26

Share of profit in associates and joint ventures	1,201	–	31	1,232	1,330	–	1,330	11	8

Profit before tax	2,917	1	83	3,001	3,742	(178)	3,564	28	19

For footnotes, see page 81.

79c

HSBC HOLDINGS PLC

Interim Management Report (continued)

Middle East and North Africa

30 June 2011 compared with 30 June 2010

	Half-year to 30 June 2011 (‘1H11’) compared with half-year to 30 June 2010 (‘1H10’)[16]
	1H10 as reported US$m	1H10 adjust- ments[9] US$m	Currency translation[10] US$m	1H10 at 1H11 exchange rates[11] US$m	1H11 as reported US$m	1H11 adjust- ments[9] US$m	1H11 under- lying US$m	Re- ported change[12] %	Under- lying change[12] %

Net interest income	667	–	(7)	660	673	–	673	1	2
Net fee income	356	–	(2)	354	327	–	327	(8)	(8)
Other income[14]	165	47	(2)	210	236	4	240	45	14

Net operating income[15]	1,188	47	(11)	1,224	1,236	4	1,240	4	1

Loan impairment charges and other credit risk provisions	(438)	–	2	(436)	(99)	–	(99)	77	77

Net operating income	750	47	(9)	788	1,137	4	1,141	52	45

Operating expenses	(519)	–	4	(515)	(574)	–	(574)	(11)	(11)

Operating profit	231	47	(5)	273	563	4	567	144	108

Share of profit in associates and joint ventures	115	–	–	115	184	–	184	60	60

Profit before tax	346	47	(5)	388	747	4	751	116	94

30 June 2011 compared with 31 December 2010

	Half-year to 30 June 2011 (‘1H11’) compared with half-year to 31 December 2010 (‘2H10’)[16]
	2H10 as reported US$m	2H10 adjust- ments[9] US$m	Currency translation[10] US$m	2H10 at 1H11 exchange rates[17] US$m	1H11 as reported US$m	1H11 adjust- ments[9] US$m	1H11 under- lying US$m	Re- ported change[12] %	Under- lying change[12] %

Net interest income	700	–	(4)	696	673	–	673	(4)	(3)
Net fee income	321	–	(2)	319	327	–	327	2	3
Other income[14]	201	(5)	–	196	236	4	240	17	22

Net operating income[15]	1,222	(5)	(6)	1,211	1,236	4	1,240	1	2

Loan impairment charges and other credit risk provisions	(189)	–	–	(189)	(99)	–	(99)	48	48

Net operating income	1,033	(5)	(6)	1,022	1,137	4	1,141	10	12

Operating expenses	(559)	–	3	(556)	(574)	–	(574)	(3)	(3)

Operating profit	474	(5)	(3)	466	563	4	567	19	22

Share of profit in associates and joint ventures	72	–	(1)	71	184	–	184	156	159

Profit before tax	546	(5)	(4)	537	747	4	751	37	40

For footnotes, see page 81.

79d

HSBC HOLDINGS PLC

Interim Management Report (continued)

North America

30 June 2011 compared with 30 June 2010

	Half-year to 30 June 2011 (‘1H11’) compared with half-year to 30 June 2010 (‘1H10’)[16]
	1H10 as reported US$m	1H10 adjust- ments[9] US$m	Currency translation[10] US$m	1H10 at 1H11 exchange rates[11] US$m	1H11 as reported US$m	1H11 adjust- ments[9] US$m	1H11 under- lying US$m	Re- ported change[12] %	Under- lying change[12] %
Net interest income	6,353	–	45	6,398	5,849	–	5,849	(8)	(9)
Net fee income	1,801	–	19	1,820	1,718	–	1,718	(5)	(6)
Changes in fair value[13]	506	(506)	–	–	(66)	66	–		–
Other income[14]	340	(66)	4	278	739	–	739	117	166

Net operating income[15]	9,000	(572)	68	8,496	8,240	66	8,306	(8)	(2)
Loan impairment charges and other credit risk provisions	(4,554)	–	(8)	(4,562)	(3,049)	–	(3,049)	33	33

Net operating income	4,446	(572)	60	3,934	5,191	66	5,257	17	34
Operating expenses	(3,957)	–	(32)	(3,989)	(4,602)	–	(4,602)	(16)	(15)

Operating profit	489	(572)	28	(55)	589	66	655	20
Share of profit in associates and joint ventures	3	–	1	4	17	–	17	467	325

Profit before tax	492	(572)	29	(51)	606	66	672	23

30 June 2011 compared with 31 December 2010
	Half-year to 30 June 2011 (‘1H11’) compared with half-year to 31 December 2010 (‘2H10’)[16]
	2H10 as reported US$m	2H10 adjust- ments[9] US$m	Currency translation[10] US$m	2H10 at 1H11 exchange rates[17] US$m	1H11 as reported US$m	1H11 adjust- ments[9] US$m	1H11 under- lying US$m	Re- ported change[12] %	Under- lying change[12] %
Net interest income	6,086	–	40	6,126	5,849	–	5,849	(4)	(5)
Net fee income	1,863	–	18	1,881	1,718	–	1,718	(8)	(9)
Changes in fair value[13]	(363)	363	–	–	(66)	66	–	82	–
Other income[14]	461	–	2	462	739	–	739	61	60

Net operating income[15]	8,047	363	59	8,469	8,240	66	8,306	2	(2)
Loan impairment charges and other credit risk provisions	(3,741)	–	(11)	(3,752)	(3,049)	–	(3,049)	18	19

Net operating income	4,306	363	48	4,717	5,191	66	5,257	21	11
Operating expenses	(4,365)	–	(30)	(4,395)	(4,602)	–	(4,602)	(5)	(5)

Operating profit/(loss)	(59)	363	18	322	589	66	655		103
Share of profit in associates and joint ventures	21	–	1	22	17	–	17	(19)	(23)

Profit/(loss) before tax	(38)	363	19	344	606	66	672		95

For footnotes, see page 81.

79e

HSBC HOLDINGS PLC

Interim Management Report (continued)

Latin America

30 June 2011 compared with 30 June 2010

	Half-year to 30 June 2011 (‘1H11’) compared with half-year to 30 June 2010 (‘1H10’)[16]
	1H10 as reported US$m	1H10 adjust- ments[9] US$m	Currency translation[1][0] US$m	1H10 at 1H11 exchange rates[1][1] US$m	1H11 as reported US$m	1H11 adjust- ments[9] US$m	1H11 under- lying US$m	Re- ported change[1][2] %	Under- lying change[1][2] %
Net interest income	3,119	–	231	3,350	3,517	–	3,517	13	5
Net fee income	855	–	64	919	902	–	902	6	(2)
Other income[14]	741	–	49	790	1,264	–	1,264	71	60

Net operating income[15]	4,715	–	344	5,059	5,683	–	5,683	21	12
Loan impairment charges and other credit risk provisions	(820)	–	(67)	(887)	(820)	–	(820)	–	8

Net operating income	3,895	–	277	4,172	4,863	–	4,863	25	17
Operating expenses	(3,013)	–	(220)	(3,233)	(3,712)	–	(3,712)	(23)	(15)

Operating profit	882	–	57	939	1,151	–	1,151	31	23
Share of profit in associates and joint ventures	1	–	(1)	–	–	–	–	(100)	–

Profit before tax	883	–	56	939	1,151	–	1,151	30	23

30 June 2011 compared with 31 December 2010
	Half-year to 30 June 2011 (‘1H11’) compared with half-year to 31 December 2010 (‘2H10’)[16]
	2H10 as reported US$m	2H10 adjust- ments[9] US$m	Currency translation[10] US$m	2H10 at 1H11 exchange rates[17] US$m	1H11 as reported US$m	1H11 adjust- ments[9] US$m	1H11 under- lying US$m	Re- ported change[12] %	Under- lying change[12] %
Net interest income	3,192	–	146	3,338	3,517	–	3,517	10	5
Net fee income	894	–	44	938	902	–	902	1	(4)
Other income[14]	930	–	44	974	1,264	–	1,264	36	30

Net operating income[15]	5,016	–	234	5,250	5,683	–	5,683	13	8
Loan impairment charges and other credit risk provisions	(724)	–	(39)	(763)	(820)	–	(820)	(13)	(7)

Net operating income	4,292	–	195	4,487	4,863	–	4,863	13	8
Operating expenses	(3,381)	–	(158)	(3,539)	(3,712)	–	(3,712)	(10)	(5)

Operating profit	911	–	37	948	1,151	–	1,151	26	21
Share of profit in associates and joint ventures	1	–	–	1	–	–	–	(100)	(100)

Profit before tax	912	–	37	949	1,151	–	1,151	26	21

For footnotes, see page 81.

79f

HSBC HOLDINGS PLC

Interim Management Report (continued)

Other information

Funds under management and assets held in custody

	Half-year to
	30 June 2011	30 June 2010	31 December 2010
	US$bn	US$bn	US$bn
Funds under management
At beginning of period	925	857	828
Net new money	16	25	17
Value change	3	(16)	49
Exchange and other	4	(38)	31

At end of period	948	828	925

Funds under management by business
HSBC Global Asset Management	449	407	439
Global Private Banking	297	245	277
Affiliates	3	3	3
Other	199	173	206

	948	828	925

Funds under management (‘FuM’) at 30 June 2011 amounted to US$948bn, an increase of 2% when compared with 31 December 2010. Both Global Asset Management and GPB fund holdings increased.

Global Asset Management funds, including emerging market funds, increased by 2% to US$449bn. The increase in FuM was primarily driven by favourable foreign exchange movements together with net inflows in Europe and Latin America. We remain one of the world’s largest emerging market asset managers with FuM of US$135bn at 30 June 2011 in countries outside North America, Western Europe, Japan and Australia.

GPB FuM increased by 7% compared with 31 December 2010 to US$297bn, driven by strong net inflows, which benefited from cross-business referrals and the hiring of relationship managers, together with favourable foreign exchange movements. Client assets, which include FuM and cash deposits and provide an indicator of overall GPB volumes, increased by US$26bn to US$416bn due to the growth in FuM.

Other FuM decreased marginally to US$199bn primarily due to the disposal of real estate and infra-structure fund management activity during the year.

Assets held in custody and under administration

Custody is the safekeeping and servicing of securities and other financial assets on behalf of clients. At 30 June 2011, we held assets as custodian of US$5.9 trillion, 3% higher than the US$5.7 trillion held at 31 December 2010. This was mainly driven by favourable foreign exchange and market movements.

Our assets under administration business, which includes the provision of various support function activities including the valuation of portfolios of securities and other financial assets on behalf of clients, complements the custody business. At 30 June 2011, the value of assets held under administration by the Group amounted to US$2.8 trillion, an increase from US$2.7 trillion at 31 December 2010 primarily due to favourable foreign exchange movements.

Review of transactions with related parties

The Financial Services Authority’s (‘FSA’) Disclosure Rules and Transparency Rules require the disclosure of related party transactions that have taken place in the first six months of the current financial year and any changes in the related party transactions described in the Annual Report and Accounts 2010, that have or could have materially affected the financial position or performance of HSBC. A fair review has been undertaken and any such related party transactions have been disclosed in the Notes on the Financial Statements.

Accounting for deferred bonus arrangements

Recent regulatory and best practice guidance has clarified the required structure and terms of deferred bonus arrangements awarded to employees, who now have a better understanding of the likely nature of awards to be granted in respect of a particular financial year. As a result, the vesting period in respect of deferred awards expected to be granted in March 2012 is therefore determined to have started on 1 January 2011. An additional expense of US$138m in respect of these deferred awards was recognised in ‘Operating expenses’ in the first half of 2011.

HSBC HOLDINGS PLC

Interim Management Report (continued)

Footnotes to pages 2 to 80

Financial highlights

1	Dividends recorded in the financial statements are dividends per ordinary share declared in the first six months of 2011 and are not dividends in respect of, or for, the period.
2	Return on invested capital is based on the profit attributable to ordinary shareholders. Average invested capital is measured as average total shareholders’ equity after adding back goodwill previously written-off directly to reserves, deducting average equity preference shares issued by HSBC Holdings and deducting/(adding) average reserves for unrealised gains/(losses) on effective cash flow hedges and available-for-sale securities. This measure reflects capital initially invested and subsequent profit.
3	The return on average ordinary shareholders’ equity is defined as profit attributable to shareholders of the parent company divided by average ordinary shareholders’ equity.
4	The cost efficiency ratio is defined as total operating expenses divided by net operating income before loan impairment charges and other credit risk provisions.
5	Each ADS represents five ordinary shares.
6	Total shareholder return is defined on page 84 of the Annual Report and Accounts 2010.
7	The Financial Times Stock Exchange 100 Index.
8	The Morgan Stanley Capital International World Index and the Morgan Stanley Capital International World Banks Index.

Reconciliations of reported and underlying profit before tax

9	These columns comprise the net increments or decrements in profits in the current half-year (compared with the previous half-years) which are attributable to acquisitions or disposals of subsidiaries, gains arising on the dilution of interests in associates and/or movements in fair value of own debt designated at fair value attributable to credit spread. The inclusion of acquisitions and disposals is determined in the light of events in each period.
10	‘Currency translation’ is the effect of translating the results of subsidiaries and associates for the previous half-years at the average rates of exchange applicable in the current half-year.
11	Excluding adjustments in the first half of 2010.
12	Positive numbers are favourable: negative numbers are unfavourable.
13	Changes in fair value due to movements in own credit spread on long-term debt issued. This does not include the fair value changes due to own credit spread on structured notes issued and other hybrid instruments included within trading liabilities.
14	Other income in this context comprises net trading income, net income/(expense) from other financial instruments designated at fair value, gains less losses from financial investments, dividend income, net earned insurance premiums and other operating income less net insurance claims incurred and movement in liabilities to policyholders.
15	Net operating income before loan impairment charges and other credit risk provisions.
16	With effect from 1 March 2011, our Global Asset Management business was moved from GB&M to RBWM. Comparative data have been adjusted accordingly.
17	Excluding adjustments and disposals in the second half of 2010.

Financial summary

18	Net interest income includes the cost of funding trading assets, while the related external revenues are reported in trading income. In HSBC’s customer group results, the cost of funding trading assets is included within Global Banking and Markets’ net trading income as an interest expense.
19	Gross interest yield is the average annualised interest rate earned on average interest-earning assets (‘AIEA’).
20	Net interest spread is the difference between the average annualised interest rate earned on AIEA, net of amortised premiums and loan fees, and the average annualised interest rate payable on average interest-bearing funds.
21	Net interest margin is net interest income expressed as an annualised percentage of AIEA.
22	The cost of internal funding of trading assets was US$516m (first half of 2010: US$294m; second half of 2010: US$608m) and is excluded from the reported ‘Net trading income’ line and included in ‘Net interest income’. However, this cost is reinstated in ‘Net trading income’ in HSBC’s customer group and global business reporting.
23	Net trading income includes an income of US$60m (first half of 2010: income of US$255m; second half of 2009: expense of US$232m) associated with changes in the fair value of issued structured notes and other hybrid instrument liabilities derived from movements in HSBC issuance spreads.
24	The change in fair value related to movements in the Group’s credit spread on long-term debt resulted in an expense of US$143m in the first half of 2011 (first half of 2010: income of US$1.1bn; second half of 2010: expense of US$1.1bn).
25	Includes gains and losses arising from changes in the fair value of derivatives that are managed in conjunction with HSBC’s long-term debt issued.
26	Discretionary participation features.
27	The calculation of the PVIF asset was refined during the period to bring greater comparability and consistency across the Group’s insurance operations. This was achieved by incorporating explicit margins and allowances for certain risks and uncertainties in place of implicit adjustments to the discount rate. The change in calculation reflected explicit risk margins for non-economic risks in the projection assumptions, and explicit allowances for financial options and guarantees using stochastic methods. Discount rates have been reduced as a result of removing the implicit adjustments. In certain circumstances, the implicit adjustments were different from the explicit amounts, resulting in a gain of US$243m which was included in ‘Other operating income’.
28	Net insurance claims incurred and movement in liabilities to policyholders arise from both life and non-life insurance business. For non-life business, amounts reported represent the cost of claims paid during the year and the estimated cost of notified claims. For life business, the main element of claims is the liability to policyholders created on the initial underwriting of the policy and any subsequent movement in the liability that arises, primarily from the attribution of investment performance to savings-related policies. Consequently, claims rise in line with increases in sales of savings-related business and with investment market growth.

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Interim Management Report (continued)

Consolidated balance sheet

29	Net of impairment allowances.
30	The calculation of capital resources, capital ratios and risk-weighted assets is on a Basel II basis.
31	Capital resources are total regulatory capital, the calculation of which is set out on page 161.
32	Includes perpetual preferred securities.
33	The definition of net asset value per share is total shareholders’ equity, less non-cumulative preference shares and capital securities, divided by the number of ordinary shares in issue.
34	‘Currency translation’ is the effect of translating the assets and liabilities of subsidiaries and associates for the previous year-end at the rates of exchange applicable at the current period-end.

Economic profit

35	Expressed as a percentage of average invested capital.
36	Average invested capital is measured as average total shareholders’ equity after:
–	adding back the average balance of goodwill amortised before the transition to IFRSs or subsequently written off directly to reserves (less goodwill previously amortised in respect of the French regional banks sold in 2008);
–	deducting the average balance of HSBC’s revaluation surplus relating to property held for own use. This reserve was generated when determining the deemed cost of such properties on transition to IFRSs and will run down as the properties are sold;
–	deducting average preference shares and other equity instruments issued by HSBC Holdings; and
–	deducting average reserves for unrealised gains/(losses) on effective cash flow hedges and available-for-sale securities.
37	Return on invested capital is based on the profit attributable to ordinary shareholders of the parent company.

Analyses by customer group and global business and by geographical region

38	The main items reported under ‘Other’ are certain property activities, unallocated investment activities, centrally held investment companies, gains arising from the dilution of interests in associates, movements in the fair value of own debt designated at fair value (the remainder of the Group’s gain on own debt is included in GB&M), and HSBC’s holding company and financing operations. The results also include net interest earned on free capital held centrally, operating costs incurred by the Group Management Office operations in providing stewardship and central management services to HSBC, and costs incurred by the Group Service Centres and Shared Service Organisations and associated recoveries.
39	Assets by geographical region and customer group include intra-HSBC items. These items are eliminated, where appropriate, under the headings ‘Intra-HSBC items’ or ‘Inter-segment elimination’.
40	RWAs from associates have been reallocated in order to properly align with the classification of income. RWAs from Global Asset Management have been reallocated to RBWM, principally from GB&M. Both items represent a reclassification from the basis used in HSBC’s 2010 Pillar 3 disclosures. Comparative data have been adjusted accordingly.
41	Net operating income before loan impairment charges and other credit risk provisions.
42	Loan impairment charges and other credit risk provisions.
43	Share of profit in associates and joint ventures.
44	Pre-tax return on average risk-weighted assets.
45	In the analysis of customer groups and global businesses, net trading income comprises all gains and losses from changes in the fair value of financial assets and financial liabilities classified as held for trading, related external and internal interest income and interest expense, and dividends received; in the statutory presentation internal interest income and expense are eliminated.
46	In the first half of 2011, Global Markets included a favourable fair value movement of US$60m on the widening of credit spreads on structured liabilities (first half of 2010: favourable fair value movement of US$255m; second half of 2010: adverse fair value movement of US$232m).
47	Total income earned on Securities Services products in the Group amounted to US$0.9bn (first half of 2010: US$0.7bn; second half of 2010: US$0.8bn), of which US$0.9bn was in GB&M (first half of 2010: US$0.7bn; second half of 2010: US$0.8bn) and US$19m was in CMB (first half of 2010: US$11m; second half of 2010: US$18m).
48	Total income earned on Payments and Cash Management products in the Group amounted to US$2.6bn (first half of 2010: US$2.1bn; second half of 2010: US$2.3bn), of which US$1.9bn was in CMB (first half of 2010: US$1.6bn; second half of 2010: US$1.7bn) and US$0.7bn was in GB&M (first half of 2010: US$0.5bn; second half of 2010: US$0.6bn).
49	Total income earned on other transaction services in the Group amounted to US$1.3bn (first half of 2010: US$1.1bn; second half of 2010: US$1.2bn). Of this US$1.0bn was in CMB relating to trade and supply chain (first half of 2010: US$0.8bn; second half of 2010: US$0.8bn) and US$0.3bn was in GB&M of which US$0.3bn related to trade and supply chain (first half of 2010: US$0.3bn; second half of 2010: US$0.2bn) and US$20m related to banknotes and other (first half of 2010: US$71m; second half of 2010: US$42m).
50	‘Other’ in GB&M includes net interest earned on free capital held in the global business not assigned to products.
51	The foreign exchange effect is not eliminated on an underlying basis as the reporting currency of the principal business within GPB is US dollars.
52	Inter-segment elimination comprises (i) the costs of shared services and Group Service Centres included within ‘Other’ which are recovered from customer groups, and (ii) the intra-segment funding costs of trading activities undertaken within GB&M. HSBC’s Balance Sheet Management business, reported within GB&M, provides funding to the trading businesses. To report GB&M’s net trading income on a fully funded basis, ‘Net interest income/(expense)’ and ‘Net interest income/(expense) on trading activities’ are grossed up to reflect internal funding transactions prior to their elimination in the inter-segment column.
53	Net insurance claims incurred and movement in liabilities to policyholders.
54	‘Employee expenses’ comprises costs directly incurred by each customer group. The reallocation and recharging of employee and other expenses directly incurred in the ‘Other’ customer group is shown in ‘Other operating expenses’.
55	RWAs are non-additive across geographical regions due to market risk diversification effects within the Group.
56	France primarily comprises the domestic operations of HSBC France, HSBC Assurances Vie and the Paris branch of HSBC Bank plc.

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Interim Management Report (continued)

Risk

Risk Profile

Managing our risk profile

•	A strong balance sheet is core to our philosophy.

•	We ensured that our portfolios remain aligned to our risk appetite and strategy.

•	We actively managed our risks, supported by strong forward looking risk identification.

Maintaining capital strength and strong liquidity position

•	Our core tier 1 capital ratio remains strong at 10.8%.

•	We have sustained our strong liquidity position throughout the first half of 2011.

•	The ratio of customer advances to deposits remains below 80%.

Strong governance

•	Robust risk governance and accountability is embedded across the Group.

•	The Board, advised by the Group Risk Committee, approves our risk appetite.

•	A new global operating model has been developed and adopted for the Risk function.

Our top and emerging risks

•	Challenges to our business operations.

•	Challenges to our governance and internal control systems.

•	Macro-economic and geopolitical risk.

•	Macro-prudential and regulatory risks.

Managing risk

The continued growth in our business in the first half of 2011 was achieved while ensuring risks were assumed in a measured manner and in line with our risk appetite.

Balance sheet assets grew by 10% compared with the end of 2010, while our credit risk-weighted assets increased by 6% during the period.

During the first six months of 2011 financial markets were dominated by concerns over sovereign debt default risk and its contagion effects, Middle East turmoil, and the perception that the world economic recovery remained fragile. This created volatility in financial markets, and inflationary pressures affected emerging markets. Within an ever-changing economic and financial environment, we maintained our conservative risk profile by reducing exposure to the most likely areas of stress. Stress tests are run regularly to evaluate the potential impact of emerging scenarios. Where applicable and necessary we have adjusted our risk appetite.

We continued to manage selectively our exposure to sovereign debt, with the overall quality of the portfolio remaining strong. We regularly updated our assessment of higher risk countries and adjusted our risk appetite and exposures to reflect the updates.

The diversification of our lending portfolio across the regions, together with our broad range of customer groups and products, ensured that we were not overly dependent on a few countries or markets to generate income and growth. Our geographical diversification also supported our strategies for growth in faster-growing markets and those with international connectivity.

We continued to increase lending in all regions except North America. All regions experienced an improvement in loan impairment charges and other credit risk provisions as we reduced our portfolio risk and improved collections. On a constant currency basis, in the first half of 2011 our loan impairment charges and other credit risk provisions fell by 32% compared with the first half of 2010, to US$5.3bn. The US accounted for a significant proportion of the decline due to lower lending balances in the run-off Consumer Lending and Mortgage Services portfolios and in the Card and Retail Services portfolio, combined with lower delinquencies.

For details of HSBC’s policies and practices regarding risk management and governance see the Appendix to Risk on page 148.

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Interim Management Report (continued)

Capital and liquidity

Preserving our strong capital position has long been, and will remain, a key priority for HSBC. We are well equipped to respond to the capital requirements imposed by Basel III, which are discussed further on page 162, and to sustain future growth. We utilise an enterprise-wide approach to testing the sensitivities of our capital plans against a number of scenarios; our approach to scenario stress testing analysis is discussed on page 148.

We continue to maintain a very strong liquidity position and are well positioned for the emerging new regulatory landscape.

Challenges and uncertainties

The top and emerging risks identified through our risk management processes and outlined on page 9 give rise to challenges and uncertainties as we carry out our activities. These are considered in further detail below.

Challenges to our business operations

•	Challenges to our operating model in an economic downturn (in developed countries) and rapid growth (in emerging markets)

•	Internet crime and fraud

Economic volatility heightens the degree of operational risk that we face.

We are exposed to many types of operational risk, including fraudulent and criminal activities, in particular a growing threat from internet crime. We also face breakdowns in processes or procedures and systems failure or unavailability and are subject to the risk of disruption to our business arising from events that are wholly or partially beyond our control such as natural disasters, acts of terrorism, epidemics and transport or utility failures. These may give rise to losses in service to customers and/or economic loss to HSBC. All of these risks also apply when we rely on external suppliers or vendors to provide services to us and our customers.

Challenges to our governance and internal control systems

•	Level of change creating operational complexity

•	Information security risk

The global financial services industry is facing several changes which increase the complexity of carrying out business.

The reliability and security of our information and technology infrastructure and customer databases and their ability, for example, to combat internet fraud are crucial to maintaining our banking applications and processes and to protecting the HSBC brand. Critical system failure, any prolonged loss of service availability or any material breach of data security, particularly involving confidential customer data, could cause serious damage to our ability to serve our clients, breach regulations under which we operate and cause long-term damage to our business and brand. Information security and the management of an increasingly complex operating infrastructure remain two of the key emerging operational risks that we face.

Macro-economic and geopolitical

•	Eurozone crisis, US deficit and elevated risk from potential overheating economies in emerging markets

•	Increased geopolitical risk in the Middle East and North Africa region

Prevailing economic and market conditions may adversely affect our results

Our earnings are affected by global and local economic and market conditions. Following the problems experienced in financial markets in 2007-8, concerted government action paved the way for a general improvement in the economic environment, though recovery was variable between regions. The peripheral eurozone economies came under increasing pressure in the first half of 2011, the dominant concern being over the sustainability of their sovereign debt. In the US, the large budget deficit, growing government indebtedness and failure to increase the Federal debt ceiling are generating concerns about the impact this will have on the US, the global economy and the financial services sector.

With unemployment remaining high and consumer confidence weak in developed markets, and amid signs of inflationary pressures in emerging markets, economic conditions remain fragile and volatile. Most emerging markets are growing rapidly but sluggish global demand and efficient monetary tightening should help in controlling imbalances. Moreover, domestic demand in many major emerging markets grew strongly, contributing to an output gap and reducing the risk of overheating. The global economy will remain volatile and subject to

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Interim Management Report (continued)

shocks and this could have an adverse effect on our results. In particular, we may face the following challenges to our operations and operating model in connection with these events:

•	the demand for borrowing from creditworthy customers may diminish if economic activity slows or remains subdued;

•	the elevated risk of overheating economies in emerging markets in recent years is giving rise to concerns that asset and credit bubbles may be created, leading to volatility and losses;

•	European banks may come under stress if the sovereign debt crisis in the region increases the need to recapitalise parts of the sector;

•	trade and capital flows may contract as a result of protectionist measures being introduced in certain markets or on the emergence of geopolitical risks;

•	a prolonged period of modest interest rates will constrain, for example, through margin compression and low returns on assets, the interest income we earn on our excess deposits;

•

our ability to borrow from other financial institutions or to engage in funding transactions may be adversely affected by market disruption, for example in the event of contagion from stress in the eurozone sovereign and financial sectors; and

•

market developments may depress consumer and business confidence. If growth in the US or the UK remains subdued, for example, asset prices and payment patterns may be adversely affected, leading to increases in delinquencies and default rates, write-offs and loan impairment charges beyond our expectations.

We are subject to political and economic risks in the countries in which we operate

We continue to manage carefully our response to the aftermath of the financial crisis, events in the Middle East and the sovereign debt problems within the eurozone. During the first half of the year, we also played a positive role in maintaining credit and liquidity supply.

As an organisation which operates in 87 countries and territories, however, our results are subject to the risk of loss from unfavourable political developments, currency fluctuations, social instability and changes in government policies on such matters as expropriation, authorisations, international ownership, interest-rate caps, foreign exchange transferability and tax in the jurisdictions in which we operate.

The ability of our subsidiaries and affiliates to pay dividends could be restricted by changes in official banking measures, exchange controls and other requirements. We present our consolidated financial statements in US dollars but, because a portion of our assets, liabilities, revenues and expenses are denominated in other currencies, changes in foreign exchange rates affect our reported income, cash flows and shareholders’ equity.

Macro-prudential and regulatory

•	Regulatory and legislative requirements affecting conduct of business

•	Regulatory change impacting our business model and Group profitability

We face a number of challenges in regulation and supervision

Financial services providers face increasingly stringent and costly regulatory and supervisory requirements, particularly in the areas of capital and liquidity management, the conduct of business, the structure of our operations and the integrity of financial services delivery. Increased government intervention and control over financial institutions, together with measures to reduce systemic risk, may significantly alter the competitive landscape. These measures may be introduced as formal requirements in a super-equivalent manner and to differing timetables across regulatory regimes. This may result in Group and some of our operating entities in effect having to implement requirements ahead of some of its international peers and be potentially placed at a competitive disadvantage as a result.

In relation to capital management the FSA supervises HSBC on a consolidated basis, as well as HSBC Bank directly. This is explained on page 158.

Prudential measures aimed at increasing resilience in the financial system

In July 2011, the European Commission published proposals to implement the Basel III capital and liquidity standards within Europe. The proposals which consist of a new Regulation and a Directive, collectively known as ‘CRD IV’, will incorporate the current Capital Requirements Directive including changes already introduced to increase weightings risk for the trading book and for re-securitisations (due to take effect from 31 December 2011), and new risk-based remuneration rules. The measures are subject to agreement by EU member state governments and the European Parliament, a process that could take 12-18 months.

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Interim Management Report (continued)

New elements of CRD IV include:

•

Quality of capital: a further strengthening and harmonisation of the criteria for eligibility of capital instruments with an emphasis on common equity as the principal component of tier 1 capital, a minimum common equity requirement of 4.5% and increased deductions from shareholders’ equity to determine the level of regulatory capital. The new minimum requirements for common equity tier 1 and tier 1 capital are to be implemented gradually between 2013 and 2015. The new prudential adjustments are also to be introduced gradually, at a rate of 20% per annum from 2014, reaching 100% in 2018, with grandfathering of certain capital instruments over a 10-year period.

•

Capital buffers: proposals comprise a capital conservation buffer of 2.5% of risk-weighted assets to be built up during periods of economic growth, aimed at ensuring the capacity to absorb losses in stressed periods that may span a number of years; and a countercyclical capital buffer of up to an additional 2.5% to be built up in periods in which credit growth exceeds GDP growth. Capital buffers would be composed of tier 1 common equity. Banks whose capital falls below the buffers would be subject to restrictions on the distribution of profits, payments on non-equity capital instruments and the award of variable remuneration and discretionary pension benefits. It is not yet clear how these buffers may operate in practice and there is some doubt whether either supervisors or the market would support the release of a buffer as the economic cycle turns.

•

Counterparty credit risk: requirements for managing and capitalising counterparty credit risk are to be strengthened, with an additional capital charge for potential losses associated with the deterioration in the creditworthiness of individual counterparties.

•

Leverage: the Commission proposes to introduce a non-risk based leverage ratio, not as a binding prudential requirement but as an instrument for supervisory review (pillar 2). The implications of this ratio will be monitored prior to it potentially becoming a directly applicable prudential (pillar 1) requirement from 2018.

•

Liquidity and funding: a new minimum standard, the liquidity coverage ratio, designed to improve the short-term resilience of a bank’s liquidity risk profile, will be introduced after an observation and review period in 2015. To address funding problems arising from asset-

liability maturity mismatches, the European Commission will consider proposing a net stable funding ratio after an observation and review period in 2018.

•	Single rule book: the proposal harmonises divergent national supervisory approaches by removing options and discretions.

•

Enhanced governance: new rules aim to increase the effectiveness of risk oversight by boards, improve the status of the risk management function and ensure effective monitoring by supervisors of risk governance.

•

Sanctions: supervisors will be able to apply sanctions where prudential requirements are breached, such as imposing administrative fines of up to 10% of a bank’s annual turnover, or temporary bans on members of a bank’s management committee.

•

Enhanced supervision: supervisors will be required to ensure the annual preparation of a supervisory programme for each supervised bank on the basis of a risk assessment; greater and more systematic use of on-site supervisory examinations; more robust standards; and more intrusive and forward-looking supervisory assessments.

The Financial Stability Board and the Basel Committee are currently consulting on an approach to define Global Systemically Important Financial Institutions (‘G-SIFI’s), introduce more rigorous oversight and co-ordinated assessment of their risks through international supervisory colleges, provide for higher levels of capital and liquidity resilience, and require mandatory recovery and resolution plans with institution-specific crisis co-operation agreements between cross-border crisis management groups. Final recommendations will be submitted to the G20 group of countries in November 2011.

The European Commission is expected to introduce legislative proposals before the end of 2011 which will establish a cross-border crisis management framework encompassing recovery and resolution planning; early intervention tools; resolution tools including bridge banks, asset transfers and bail-in; resolution funds; and the conditions under which resolution will be applied.

A strong capital position has long been, and will remain, a key priority for HSBC.

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Interim Management Report (continued)

Other measures

•	Taxation of the financial sector: the European Commission is actively considering specific taxes for the financial sector following a consultation in the first three months of 2011.

•

Bank levy: legislation in respect of the UK bank levy was substantively enacted on 5 July 2011, after the balance sheet date. We estimate that the cost of the UK bank levy will be approximately US$600m for the full year 2011. No charge for the UK bank levy has been recognised in the first half of 2011. Other countries, including France, Germany and South Korea have also introduced bank levies. These do not have the same global basis as the UK bank levy and do not have a material impact on the Group at present.

•

Deposit Guarantee Schemes Directive: new EU rules, currently in negotiation, propose that deposit guarantee schemes will be required to pre-fund a percentage of covered deposits after a transitional period of 15 years. The final agreed level of pre-funding is likely to be in the 0.5-1.5% range.

•

The ‘Volcker Rule’: the rulemaking to implement those provisions of the Dodd-Frank Act limiting the ability of banking organisations with operations in the US to sponsor or invest in private equity or hedge funds and engage in certain types of ‘proprietary trading’ in the US, is ongoing. It is expected that there will be a number of exceptions allowing an entity significant leeway to engage in client-serving trading, such as market-making and underwriting, and risk-mitigating hedging activities.

•

Derivatives and central counterparties regulation: Measures have been introduced to give effect to the G20 commitments designed to reduce systemic risk and volatility relating to derivatives trading. The G20 agreed that all standardised over-the-counter (‘OTC’) derivatives were to be exchange traded where appropriate, reported to trade repositories and centrally cleared by the end of 2012. Higher capital requirements (under Basel III) will be imposed for bilateral (uncleared) transactions to incentivise use of clearing. In the US, rulemaking by the authorities is underway to implement the Dodd-Frank Act. The Act provides an extensive regulatory framework for OTC derivatives in addition to the mandatory clearing, exchange trading and reporting of certain swaps and security-based swaps. On

14 June 2011, the Commodity Futures Trading Commission unanimously voted to delay aspects of the Act that were scheduled to take effect on 16 July 2011 until as late as 31 December 2011. These include defining a swap trade, clearing exemptions for companies that use swaps to hedge everyday business risks, real-time reporting of derivatives trades, and capital and margin requirements for trades. The EU Commission proposals on central clearing and reporting of OTC derivatives launched in September 2010 are currently under negotiation. Exemptions for foreign exchange swaps and forwards have been proposed in the US and are currently being considered in the EU.

•

Retail Distribution Review: In 2006, the FSA initiated a fundamental review of how retail investment products are distributed in the market. In March 2010, it published rules with which firms must comply by January 2013. The rules introduce a system of ‘adviser charging’, requiring firms providing investment advice to set their own charges and to agree them with customers. They also ban product providers from offering commission.

•

Markets in financial instruments: the European Commission has conducted a major review of the Markets in Financial Instruments Directive and formal legislative proposals are expected during 2011. These potentially extend its scope beyond equities to other asset classes including bonds, exchange-traded funds and other equity-like and non-equity instruments, and promotes their trading on exchanges and other markets that will be subject to regulation. It also proposes giving additional powers to regulators to ban trading in products that are eligible to be cleared but for which no clearing arrangements are currently available.

•

The UK Independent Commission on Banking (‘ICB’) published its Interim Report on 11 April 2011. The Commission’s reform proposals could have wide ranging implications for the structure of the UK banking industry. In particular, the Commission is considering, inter alia, whether a separation of the retail and investment banking operations, through the creation of a ring-fenced retail bank, could make banks more stable. The Commission is further considering whether the ring-fenced retail bank should be required to have a ratio of, at least, 10% equity capital to risk-weighted assets calculated under the Basel III agreement, together with a level of loss-absorbent (bail-inable) debt. Were separation required,

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Interim Management Report (continued)

given the current legal frameworks, it is most likely that the ring-fenced retail bank would be spun-out from the existing UK incorporated universal bank.

We maintain that HSBC’s existing model of universal banking, protected by geographic ‘ring-fencing’ through subsidiarisation, is already achieving the main goals pursued by the ICB. However, while the Commission will not publish its final recommendations until September 2011, there is a strong possibility that it could recommend changes to the UK banking sector which may require us to make major changes to HSBC’s corporate structure and business activities conducted in the UK through our major banking subsidiary, HSBC Bank plc. These changes would take an extended period to implement with a significant impact on costs to both implement the changes and run the ongoing operations as restructured. The nature, impact and timing of any such changes remains unclear, as is the effect of changes on the ratings afforded to the debt of HSBC Bank plc, which would be the most affected subsidiary.

The Chancellor of the Exchequer has indicated that the UK Government endorses in principle the proposals for bail-inable debt and the ring-fencing of retail banking operations, but the Government is not bound to adopt the Commission’s recommendations.

•

Accounting standards: in working towards convergence to a single set of high-quality, global, independent accounting standards, the IASB has issued five significant new and revised accounting standards in 2011 and is continuing to work on projects on financial instruments, insurance, leasing and revenue recognition. The new and revised accounting standards, including IFRS 9 on the classification and measurement of financial instruments, are yet to be endorsed by the EU. These standards represent substantial accounting changes which will require implementation from 2013 and over which there remains uncertainty about the content and timing of the final requirements as well as EU endorsement. In the event of non-endorsement by the EU, this would result in additional reporting costs in order to produce two sets of financial statements in order to meet SEC requirements to comply with IFRSs as issued by the IASB and UK legal requirements to comply with EU-endorsed IFRSs.

Implementation risks

Both the current regulatory environment and the extensive programme of regulatory change carry significant implementation risks for authorities and industry participants alike, including:

•

disparities in implementation: many official measures are proposals in development and negotiation, and have yet to be enacted into regional and national legislation. Linked to this, some regulators are adopting or considering changes in applying existing rules relating to capital requirements. These processes could result in differing, fragmented and overlapping implementation around the world, leading to risks of regulatory arbitrage, a far from level competitive playing-field and increased compliance costs (including the risks of disparate capital requirements and differences in timing for new measures or changes), especially for global financial institutions such as HSBC. This could also affect our business model and profitability.

•

timetable and market expectations: while the Basel Committee has announced the timetable for its core proposals in Basel III, it remains uncertain how these and other measures will play out in practice, for instance with regard to differences in approach between Basel III and the Dodd-Frank Act in the US. Meanwhile, market expectations will exert pressure on institutions to assess and effect compliance well in advance of official timetables.

•

wider economic impact and unforeseen consequences: while the conclusions of official and industry studies have diverged, the measures proposed and other changes that may be made will clearly impact on financial and economic activity in ways that cannot yet be clearly foreseen. For example, higher capital requirements may seriously restrict the availability of funds for lending to support economic recovery.

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Interim Management Report (continued)

Credit risk

Credit risk in the first half of 2011	89
Credit exposure	90
Areas of special interest	98
Credit quality of financial instruments	110
Impairment of loans and advances	115
Securitisation exposures and other structured products	121
Risk elements in the loan portfolio	132a

Credit risk is the risk of financial loss if a customer or counterparty fails to meet a payment obligation under a contract. It arises principally from direct lending, trade finance and leasing business, but also from off-balance sheet products such as guarantees and derivatives, and from the Group’s holdings of debt and other securities. Credit risk generates the largest regulatory capital requirement of the risks we incur.

There have been no material changes to our policies and practices for the management of credit risk as described in the Annual Report and Accounts 2010.

• Total gross loans and advances increased by 8% to US$1,283bn primarily due to growth in Asia.

• Impairment allowances decreased by 7% largely from the continued run-off of the Customer Lending and Mortgage Services portfolios in North America.

A summary of our current policies and practices regarding credit risk is provided in the Appendix to Risk on page 148.

Credit risk in the first half of 2011

Exposure, impairment allowances and charges

	At 30 Jun 2011 US$bn	At 30 Jun 2010 US$bn	At 31 Dec 2010 US$bn
Total gross loans and advances (A)	1,282.8	1,111.8	1,186.9
Impairment allowances	18.9	22.2	20.2
– as a percentage of A	1.47%	2.00%	1.70%

Impairment charges	5.0	7.2	6.3
Loss experience
	Half-year to
	30 Jun 2011 US$m	30 Jun 2010 US$m	31 Dec 2010 US$m
Loan impairment charges and other credit risk provisions	5,266	7,523	6,516

	%	%	%
RBWM	81	84	76
GB&M	6	7	7
CMB	12	9	17
Other	1	–	–

	100	100	100

In the first half of 2011, the Group increased its maximum exposure to credit risk, mainly from growth in gross loans and advances to customers and a rise in trading assets. Gross loans and advances increased by 8% from 31 December 2010, mainly in corporate and commercial lending, reflecting continued growth in trade and business activity in Asia.

On a constant currency basis, corporate and commercial lending increased by 7% from 31 December 2010 to US$491bn and was the Group’s largest lending category at 47% of gross loans and advances to customers. Despite this strong growth, loan impairment charges in CMB and GB&M declined compared with the first half of 2010.

On a constant currency basis, the Group’s personal lending was US$439bn at 30 June 2011, reflecting a small increase compared with 31 December 2010 as growth in mortgage lending, particularly in the UK and Hong Kong, where lending remained well secured, was partly offset by the continued run-off of the Consumer Lending and Mortgage Services portfolios in the US. Personal lending balances in the US declined by 7% from 31 December 2010 to US$102bn as balances in our run-off portfolios continued to diminish, although in the first half the rate of reduction was adversely

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Interim Management Report (continued)

affected by the temporary suspension of foreclosure activity.

In the first half of 2011 the eurozone demonstrated signs of economic recovery, though there were regular periods of significant market volatility related to a number of sovereigns, notably Greece, Ireland, Portugal, Italy and Spain. We continued to closely monitor our exposure to sovereign debt during the first half of 2011. At 30 June 2011, our on-balance sheet exposure to the sovereign and agency debt of Greece, Ireland, Portugal, Italy and Spain was US$8.2bn. During the first half of 2011, an impairment charge of US$105m was recognised in respect of Greek sovereign and agency exposures classified as available for sale.

Overall credit quality improved during the first half of 2011. Loan impairment charges and other credit risk provisions were US$5.3bn, 32% lower than in the first half of 2010, with 65% of the overall decline attributable to RBWM in North America. In addition, both loan impairment allowances and impaired loans declined at 30 June 2011 compared with the end of 2010, mainly reflecting the continued run-off of the Consumer Lending and Mortgage Services portfolios and the reduction in balances in the Card and Retail Services portfolios.

For securitisation exposures and structured products the financial impact of the recent market disruption remained modest with net write-downs to the income statement of US$0.2bn (first half of 2010: US$0.1bn net write-backs) and a reduction in the available-for-sale ABSs reserve deficit of US$1.6bn to US$4.8bn.

Credit exposure

Maximum exposure to credit risk

Our credit exposure is spread across a broad range of asset classes, including derivatives, trading assets, loans and advances to customers, loans and advances to banks and financial investments. In the first half of 2011, our exposure to credit risk remained well diversified across asset classes. While we increased our overall exposure to credit risk in the period, the balance of exposure has remained broadly stable.

Our exposure to corporate and commercial lending also increased, mainly in Asia reflecting strong growth in trade and business activity. Exposure to personal lending remained significant as we grew mortgage lending balances, notably in the UK and Hong Kong where our portfolios are well secured. This growth partly offset the decline in the US reflecting the continued run-off of selected portfolios. For further commentary on personal lending, see ‘Areas of special interest – personal lending’ on page 101.

In the first half of 2011, we increased our exposure to trading assets. Our holdings of debt securities rose reflecting our role as primary market-maker, as well as increased customer demand for government and government agency debt securities. In addition, settlement accounts, which vary in proportion to levels of trading activity, grew significantly, while our reverse repo exposure also rose reflecting increased client trading and the development of repo products.

Loss experience continued to be concentrated in the personal lending portfolios, with some 81% of our loan impairment charges and other credit risk provisions reported in RBWM, the majority of which related to US personal lending.

The table on page 92 presents the maximum exposure to credit risk from balance sheet and off-balance sheet financial instruments, before taking account of any collateral held or other credit enhancements (unless such credit enhancements meet accounting offsetting requirements). For financial assets recognised on the balance sheet, the maximum exposure to credit risk equals their carrying amount; for financial guarantees and similar contracts granted, it is the maximum amount that we would have to pay if the guarantees were called upon. For loan commitments and other credit-related commitments that are irrevocable over the life of the respective facilities, it is generally the full amount of the committed facilities.

Collateral and other credit enhancements

The nature of collateral held against financial instruments presented in the ‘Maximum exposure to credit risk’ table on page 92 is described in the Appendix to Risk on page 149.

Offsets

Loans and advances

The loans and advances offset adjustment in the table on page 92 primarily relates to customer loans and deposits, and balances arising from repo and reverse repo transactions. The offset relates to balances where there is a legally enforceable right of offset in the event of counterparty default and where, as a result, there is a net exposure for credit risk management purposes. However, as there is no intention to settle these balances on a net basis under normal circumstances, they do not qualify for net presentation for accounting purposes.

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Derivatives

The derivative offset amount in the table overleaf relates to exposures where the counterparty has an offsetting derivative exposure with HSBC, a master netting arrangement is in place and the credit risk exposure is managed on a net basis, or the position is specifically collateralised, normally in the form of cash. At 30 June 2011, the total amount of such offsets was US$208.5bn (30 June 2010: US$219.2bn; 31 December 2010: US$197.5bn), of which US$188.2bn (30 June 2010: US$198.5bn; 31 December 2010: US$178.3bn) were offsets under a master netting arrangement, US$20.1bn (30 June 2010: US$20.5bn; 31 December 2010: US$19.0bn) was collateral received in cash and US$0.2bn (30 June 2010: US$0.2bn; 31 December 2010: US$0.2bn) was other collateral. These amounts do not qualify for net presentation for accounting purposes, as settlement may not actually be made on a net basis.

Concentration of exposure

Concentrations of credit risk are described in the Appendix to Risk on page 149.

Securities held for trading

Total securities held for trading within trading assets were US$269bn at 30 June 2011 (30 June 2010: US$244bn; 31 December 2010: US$235bn). The largest concentration of these assets was to government and government agency securities. A detailed analysis of securities held for trading is set out in Note 7 on the Financial Statements and an analysis of credit quality is provided on page 111.

Debt securities, treasury and other eligible bills

Our holdings of corporate debt, ABSs and other securities were spread across a wide range of issuers and geographical regions, with 24% invested in securities issued by banks and other financial institutions. A more detailed analysis of financial investments is set out in Note 13 on the Financial Statements and an analysis by credit quality is provided on page 111.

At 30 June 2011, our insurance businesses held diversified portfolios of debt and equity securities designated at fair value of US$31bn (30 June 2010: US$23bn; 31 December 2010: US$28bn) and debt securities classified as financial investments of US$42bn (30 June 2010: US$36bn; 31 December 2010: US$38bn). A more detailed analysis of securities held by the insurance businesses is set out on page 142.

Derivatives

On a reported basis, derivative assets at 30 June 2011 were US$261bn, in line with 31 December 2010. Our single largest exposure was to interest rate derivatives, and this balance was largely unchanged compared with the end of 2010, as a small increase in gross exposure, driven by an increased notional value of outstanding contracts, was offset by higher netting from increased trading with clearing houses.

Loans and advances

On a reported basis, gross loans and advances to customers (excluding the financial sector) at 30 June 2011 increased by US$60bn or 7% from 31 December 2010. On a constant currency basis the increase was 4%. The rise was primarily due to strong growth in Asia and Europe.

Summary of gross loans and advances to customers

The following commentary is on a constant currency basis:

Personal lending of US$439bn in the first half of 2011 was slightly higher than at 31 December 2010 as growth in residential mortgage lending was substantially offset by lower other personal lending balances. Personal lending represented 42% of our total lending to customers. At US$282bn, residential mortgage lending constituted the Group’s largest concentration in a single exposure type, the most significant balances being in the UK, the US and Hong Kong.

Corporate and commercial lending was 47% of gross lending to customers at 30 June 2011, comprising our largest lending category. Commercial, industrial and international trade was the biggest portion of this category, increasing by 11% compared with 31 December 2010 as business and trade activity, particularly in Asia, grew. Commercial real estate lending, which represented 7% of total gross lending to customers, was broadly in line with 31 December 2010.

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Interim Management Report (continued)

Maximum exposure to credit risk

	At 30 June 2011			At 30 June 2010			At 31 December 2010
	Maximum exposure	Offset	Exposure to credit risk (net)	Maximum exposure	Offset	Exposure to credit risk (net)	Maximum exposure	Offset	Exposure to credit risk (net)
	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m
Cash and balances at central banks	68,218	–	68,218	71,576	–	71,576	57,383	–	57,383
Items in the course of collection from other banks	15,058	–	15,058	11,195	–	11,195	6,072	–	6,072
Hong Kong Government certificates of indebtedness	19,745	–	19,745	18,364	–	18,364	19,057	–	19,057

Trading assets	438,232	(10,491)	427,741	376,440	(17,890)	358,550	343,966	(4,189)	339,777
Treasury and other eligible bills	23,899	–	23,899	22,236	–	22,236	25,620	–	25,620
Debt securities	208,805	–	208,805	194,390	–	194,390	168,268	–	168,268
Loans and advances:
– to banks	100,134	–	100,134	77,434	–	77,434	70,456	–	70,456
– to customers	105,394	(10,491)	94,903	82,380	(17,890)	64,490	79,622	(4,189)	75,433

Financial assets designated at fair value	19,977	–	19,977	18,350	–	18,350	19,593	–	19,593
Treasury and other eligible bills	207	–	207	249	–	249	159	–	159
Debt securities	18,496	–	18,496	16,153	–	16,153	18,248	–	18,248
Loans and advances:
– to banks	355	–	355	1,149	–	1,149	315	–	315
– to customers	919	–	919	799	–	799	871	–	871

Derivatives	260,672	(208,471)	52,201	288,279	(219,180)	69,099	260,757	(197,501)	63,256

Loans and advances held at amortised cost:	1,263,931	(103,876)	1,160,055	1,089,633	(89,301)	1,000,332	1,166,637	(91,966)	1,074,671
– to banks	226,043	(3,173)	222,870	196,296	(330)	195,966	208,271	(3,099)	205,172
– to customers	1,037,888	(100,703)	937,185	893,337	(88,971)	804,366	958,366	(88,867)	869,499

Financial investments	408,650	–	408,650	376,642	–	376,642	392,772	–	392,772
Treasury and other similar bills	61,664	–	61,664	61,275	–	61,275	57,129	–	57,129
Debt securities	346,986	–	346,986	315,367	–	315,367	335,643	–	335,643

Other assets	36,789	(3)	36,786	30,643	(15)	30,628	30,371	(29)	30,342
Endorsements and acceptances	11,338	(3)	11,335	9,573	(15)	9,558	10,116	(29)	10,087
Other	25,451	–	25,451	21,070	–	21,070	20,255	–	20,255

Financial guarantees and similar contracts	52,232	–	52,232	46,120	–	46,120	49,436	–	49,436
Loan and other credit-related commitments[1]	660,175	–	660,175	548,710	–	548,710	602,513	–	602,513

	3,243,679	(322,841)	2,920,838	2,875,952	(326,386)	2,549,566	2,948,557	(293,685)	2,654,872

For footnote, see page 146.

In the financial category, our largest exposure was to non-bank financial institutions which increased by 13% to US$118bn; this mainly comprised secured lending on trading accounts, mainly reverse-repo facilities.

Loans and advances to banks were widely distributed across major institutions in the first half of 2011 and increased by 5% as placements with commercial and central banks rose, particularly in

Hong Kong and Rest of Asia-Pacific.

The following tables analyse loans by industry sector and by the location of the principal operations of the lending subsidiary or, in the case of the operations of The Hongkong and Shanghai Banking Corporation, HSBC Bank, HSBC Bank Middle East and HSBC Bank USA, by the location of the lending branch.

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Interim Management Report (continued)

Gross loans and advances by industry sector

	At 31 December 2010	Currency effect	Movement	At 30 June 2011
	US$m	US$m	US$m	US$m

Personal	425,320	8,471	5,559	439,350
Residential mortgages[2]	268,681	5,579	7,831	282,091
Other personal[3]	156,639	2,892	(2,272)	157,259

Corporate and commercial	445,512	11,993	33,842	491,347
Commercial, industrial and international trade	237,694	6,458	26,457	270,609
Commercial real estate	71,880	1,995	(543)	73,332
Other property-related	34,838	403	1,816	37,057
Government	8,594	187	644	9,425
Other commercial[4]	92,506	2,950	5,468	100,924

Financial	101,725	4,347	14,187	120,259
Non-bank financial institutions	100,163	4,311	13,482	117,956
Settlement accounts	1,562	36	705	2,303

Asset-backed securities reclassified	5,892	164	(392)	5,664

Total gross loans and advances to customers (‘TGLAC’)[5]	978,449	24,975	53,196	1,056,620

Gross loans and advances to banks	208,429	7,329	10,447	226,205

Total gross loans and advances	1,186,878	32,304	63,643	1,282,825

Impaired loans and advances to customers	28,091	594	(2,703)	25,982
– as a percentage of TGLAC	2.9%			2.5%

Impairment allowances on loans and advances to customers	20,083	356	(1,707)	18,732
– as a percentage of TGLAC	2.1%			1.8%

Charge for impairment losses to 30 June 2010	7,234	(772)	(1,489)	4,973
New allowances net of allowance releases	7,687	(818)	(1,166)	5,703
Recoveries	(453)	46	(323)	(730)

For footnotes, see page 146.

Gross loans and advances to customers by industry sector and by geographical region

	Gross loans and advances to customers
	Europe	Hong Kong	Rest of Asia- Pacific	MENA	North America	Latin America	Total	As a % of total gross
	US$m	US$m	US$m	US$m	US$m	US$m	US$m	loans
At 30 June 2011
Personal	172,383	61,704	44,300	5,196	131,676	24,091	439,350	41.6
Residential mortgages[2]	119,993	45,496	32,224	1,791	76,690	5,897	282,091	26.7
Other personal[3]	52,390	16,208	12,076	3,405	54,986	18,194	157,259	14.9

Corporate and commercial	221,361	94,566	74,726	20,786	38,761	41,147	491,347	46.5
Commercial, industrial and international trade	125,668	42,587	46,128	12,316	16,766	27,144	270,609	25.6
Commercial real estate	31,066	20,379	9,728	1,037	7,673	3,449	73,332	6.9
Other property-related	7,189	16,097	5,643	1,897	5,391	840	37,057	3.5
Government	2,126	3,252	430	1,251	311	2,055	9,425	0.9
Other commercial[4]	55,312	12,251	12,797	4,285	8,620	7,659	100,924	9.6

Financial	92,799	3,673	3,231	1,281	16,563	2,712	120,259	11.4
Non-bank financial institutions	91,636	3,042	2,794	1,267	16,563	2,654	117,956	11.2
Settlement accounts	1,163	631	437	14	–	58	2,303	0.2

Asset-backed securities reclassified	5,120	–	–	–	544	–	5,664	0.5

TGLAC[5]	491,663	159,943	122,257	27,263	187,544	67,950	1,056,620	100.0

Percentage of TGLAC by geographical region	46.6%	15.1%	11.6%	2.6%	17.7%	6.4%	100.0%

Impaired loans	10,202	510	1,208	2,195	9,346	2,521	25,982
– as a percentage of TGLAC	2.1%	0.3%	1.0%	8.1%	5.0%	3.7%	2.5%

Total impairment allowances	5,332	573	828	1,569	8,282	2,148	18,732
– as a percentage of TGLAC	1.1%	0.4%	0.7%	5.8%	4.4%	3.2%	1.8%

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	Gross loans and advances to customers
	Europe	Hong Kong	Rest of Asia- Pacific	MENA	North America	Latin America	Total	As a % of total gross
	US$m	US$m	US$m	US$m	US$m	US$m	US$m	loans
At 30 June 2010
Personal	150,801	50,734	33,637	5,763	148,869	20,248	410,052	44.8
Residential mortgages[2]	103,485	37,394	23,289	1,789	81,811	5,080	252,848	27.6
Other personal[3]	47,316	13,340	10,348	3,974	67,058	15,168	157,204	17.2

Corporate and commercial	186,547	60,728	56,394	17,670	39,021	28,230	388,590	42.4
Commercial, industrial and international trade	100,043	23,363	35,051	9,952	13,406	18,043	199,858	21.8
Commercial real estate	29,723	16,722	7,153	1,044	9,874	2,457	66,973	7.3
Other property-related	5,571	12,179	4,186	1,751	9,220	578	33,485	3.7
Government	1,664	357	660	1,533	406	1,774	6,394	0.7
Other commercial[4]	49,546	8,107	9,344	3,390	6,115	5,378	81,880	8.9

Financial	70,520	3,344	2,497	1,548	30,179	2,468	110,556	12.1
Non-bank financial institutions	69,909	2,523	2,196	1,539	29,845	2,390	108,402	11.9
Settlement accounts	611	821	301	9	334	78	2,154	0.2

Asset-backed securities reclassified	5,193	–	–	–	979	–	6,172	0.7

TGLAC[5]	413,061	114,806	92,528	24,981	219,048	50,946	915,370	100.0

Percentage of TGLAC by geographical region	45.1%	12.6%	10.1%	2.7%	23.9%	5.6%	100.0%

Impaired loans	10,257	814	1,146	1,978	11,119	2,573	27,887
– as a percentage of TGLAC	2.5%	0.7%	1.2%	7.9%	5.1%	5.1%	3.0%

Total impairment allowances	5,835	731	856	1,587	10,907	2,117	22,033
– as a percentage of TGLAC	1.4%	0.6%	0.9%	6.4%	5.0%	4.2%	2.4%

At 31 December 2010
Personal	161,717	57,308	40,184	5,371	139,117	21,623	425,320	43.4
Residential mortgages[2]	111,618	42,488	28,724	1,751	78,842	5,258	268,681	27.4
Other personal[3]	50,099	14,820	11,460	3,620	60,275	16,365	156,639	16.0

Corporate and commercial[6]	203,804	80,823	67,247	19,560	38,707	35,371	445,512	45.6
Commercial, industrial and international trade	111,980	33,451	41,274	11,173	16,737	23,079	237,694	24.3
Commercial real estate	30,629	19,678	8,732	1,085	8,768	2,988	71,880	7.3
Other property-related	6,401	15,232	5,426	1,785	5,109	885	34,838	3.6
Government	2,289	2,339	415	1,345	89	2,117	8,594	0.9
Other commercial[4]	52,505	10,123	11,400	4,172	8,004	6,302	92,506	9.5

Financial	70,725	3,189	2,259	1,347	21,202	3,003	101,725	10.4
Non-bank financial institutions	70,019	2,824	2,058	1,335	21,109	2,818	100,163	10.2
Settlement accounts	706	365	201	12	93	185	1,562	0.2

Asset-backed securities reclassified	5,216	–	–	–	676	–	5,892	0.6

TGLAC[5]	441,462	141,320	109,690	26,278	199,702	59,997	978,449	100.0

Percentage of TGLAC by geographical region	45.2%	14.4%	11.2%	2.7%	20.4%	6.1%	100.0%

Impaired loans	10,557	660	1,324	2,433	10,727	2,390	28,091
– as a percentage of TGLAC	2.4%	0.5%	1.2%	9.3%	5.4%	4.0%	2.9%

Total impairment allowances	5,663	629	959	1,652	9,170	2,010	20,083
– as a percentage of TGLAC	1.3%	0.4%	0.9%	6.3%	4.6%	3.4%	2.1%

For footnotes, see page 146.

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Interim Management Report (continued)

Gross loans and advances to customers by country

	Residential mortgages US$m	Other personal US$m	Property- related US$m	Commercial, international trade and other US$m	Total US$m
At 30 June 2011
Europe	119,993	52,390	38,255	281,025	491,663

UK	110,768	25,666	26,486	189,926	352,846
France	3,864	10,233	9,316	66,192	89,605
Germany	11	339	51	4,929	5,330
Malta	1,850	645	585	1,740	4,820
Switzerland	1,502	12,043	165	2,250	15,960
Turkey	858	3,053	253	3,799	7,963
Other	1,140	411	1,399	12,189	15,139

Hong Kong	45,496	16,208	36,476	61,763	159,943
Rest of Asia-Pacific	32,224	12,076	15,371	62,586	122,257

Australia	9,418	1,384	2,375	5,192	18,369
India	949	446	732	3,989	6,116
Indonesia	84	511	112	4,283	4,990
Japan	244	193	1,163	1,922	3,522
Mainland China	2,441	307	4,332	14,115	21,195
Malaysia	4,158	2,125	1,344	6,289	13,916
Singapore	7,799	4,035	3,700	9,155	24,689
South Korea	2,312	205	96	3,015	5,628
Taiwan	3,261	578	129	3,997	7,965
Vietnam	45	211	78	1,457	1,791
Other	1,513	2,081	1,310	9,172	14,076

Middle East and North Africa (excluding Saudi Arabia)	1,791	3,405	2,934	19,133	27,263

Egypt	3	407	135	2,644	3,189
Qatar	9	455	417	1,323	2,204
UAE	1,500	1,915	1,451	11,386	16,252
Other	279	628	931	3,780	5,618

North America	76,690	54,986	13,064	42,804	187,544

US	55,118	46,396	7,865	26,443	135,822
Canada	19,824	8,095	4,674	15,864	48,457
Bermuda	1,748	495	525	497	3,265

Latin America	5,897	18,194	4,289	39,570	67,950

Argentina	30	1,140	119	2,405	3,694
Brazil	1,554	12,156	1,781	20,219	35,710
Mexico	2,214	2,650	1,424	9,600	15,888
Panama	1,186	1,011	669	4,389	7,255
Other	913	1,237	296	2,957	5,403

Total	282,091	157,259	110,389	506,881	1,056,620

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Interim Management Report (continued)

Gross loans and advances to customers by country (continued)

	Residential mortgages US$m	Other personal US$m	Property- related US$m	Commercial, international trade and other US$m	Total US$m
At 30 June 2010
Europe	103,485	47,316	35,294	226,966	413,061

UK	95,525	25,569	25,478	167,553	314,125
France	3,590	8,588	7,711	41,414	61,303
Germany	9	340	88	3,531	3,968
Malta	1,508	514	551	1,393	3,966
Switzerland	1,198	9,316	63	1,457	12,034
Turkey	773	2,650	223	2,676	6,322
Other	882	339	1,180	8,942	11,343

Hong Kong	37,394	13,340	28,901	35,171	114,806
Rest of Asia-Pacific	23,289	10,348	11,339	47,552	92,528

Australia	6,176	966	1,942	3,734	12,818
India	855	635	564	4,160	6,214
Indonesia	67	549	104	2,563	3,283
Japan	163	156	820	2,193	3,332
Mainland China	1,770	307	3,068	10,218	15,363
Malaysia	3,374	1,839	1,064	4,489	10,766
Singapore	5,380	3,204	2,676	6,379	17,639
South Korea	2,063	299	29	2,539	4,930
Taiwan	2,315	473	78	2,565	5,431
Vietnam	27	129	54	1,364	1,574
Other	1,099	1,791	940	7,348	11,178

Middle East and North Africa (excluding Saudi Arabia)	1,789	3,974	2,795	16,423	24,981

Egypt	4	360	95	2,314	2,773
Qatar	9	541	510	779	1,839
UAE	1,531	2,436	1,359	9,933	15,259
Other	245	637	831	3,397	5,110

North America	81,811	67,058	19,094	51,085	219,048

US	61,339	58,731	8,635	37,910	166,615
Canada	18,829	7,791	9,953	12,442	49,015
Bermuda	1,643	536	506	733	3,418

Latin America	5,080	15,168	3,035	27,663	50,946

Argentina	29	743	56	2,034	2,862
Brazil	806	9,998	1,164	12,853	24,821
Mexico	2,217	2,423	995	6,767	12,402
Panama	1,150	963	474	3,445	6,032
Other	878	1,041	346	2,564	4,829

Total	252,848	157,204	100,458	404,860	915,370

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Interim Management Report (continued)

	Residential mortgages US$m	Other personal US$m	Property- related US$m	Commercial, international trade and other US$m	Total US$m
At 31 December 2010
Europe	111,618	50,099	37,030	242,715	441,462

UK	103,037	25,636	26,002	165,283	319,958
France	3,749	9,550	8,737	56,613	78,649
Germany	11	356	79	4,015	4,461
Malta	1,656	599	563	1,643	4,461
Switzerland	1,358	10,708	114	1,837	14,017
Turkey	809	2,817	210	2,783	6,619
Other	998	433	1,325	10,541	13,297

Hong Kong	42,488	14,820	34,910	49,102	141,320
Rest of Asia-Pacific	28,724	11,460	14,158	55,348	109,690

Australia	8,405	1,267	2,346	4,867	16,885
India	920	526	680	4,583	6,709
Indonesia	74	531	115	3,374	4,094
Japan	226	199	1,214	2,503	4,142
Mainland China	2,046	310	3,836	12,932	19,124
Malaysia	3,833	2,053	1,361	4,845	12,092
Singapore	6,571	3,661	3,262	7,846	21,340
South Korea	2,295	248	58	2,494	5,095
Taiwan	3,002	527	135	2,832	6,496
Vietnam	35	162	59	1,255	1,511
Other	1,317	1,976	1,092	7,817	12,202

Middle East and North Africa (excluding Saudi Arabia)	1,751	3,620	2,870	18,037	26,278

Egypt	3	396	111	2,484	2,994
Qatar	8	491	404	918	1,821
UAE	1,477	2,099	1,359	11,043	15,978
Other	263	634	996	3,592	5,485

North America	78,842	60,275	13,877	46,708	199,702

US	57,630	51,686	8,269	31,496	149,081
Canada	19,505	8,070	5,079	14,711	47,365
Bermuda	1,707	519	529	501	3,256

Latin America	5,258	16,365	3,873	34,501	59,997

Argentina	30	918	103	2,172	3,223
Brazil	1,111	10,979	1,816	17,093	30,999
Mexico	2,097	2,365	1,146	8,622	14,230
Panama	1,155	982	489	3,794	6,420
Other	865	1,121	319	2,820	5,125

Total	268,681	156,639	106,718	446,411	978,449

Loans and advances to banks by geographical region

	Europe US$m	Hong Kong US$m	Rest of Asia- Pacific US$m	MENA US$m	North America US$m	Latin America US$m	Total US$m	Impair- ment allowances US$m
At 30 June 2011[7]	83,153	37,334	50,331	7,786	19,865	27,736	226,205	(162)
At 30 June 2010	82,119	31,633	35,338	8,644	17,132	21,595	196,461	(165)
At 31 December 2010	78,239	33,585	40,437	9,335	19,479	27,354	208,429	(158)

For footnote, see page 146.

HSBC HOLDINGS PLC

Interim Management Report (continued)

Areas of special interest

Wholesale lending

Wholesale lending covers the range of credit facilities granted to sovereign borrowers, banks, non-bank financial institutions and corporate entities. Our wholesale portfolios are well diversified across geographical and industry sectors, with certain exposures subject to specific portfolio controls. Loan impairment charges fell during the first half of 2011, as economies generally demonstrated signs of recovery.

We continued to closely manage our exposure to sovereign debt in the first half of 2011. The overall quality of the portfolio was strong with most in-country and cross-border limits extended to countries with high-grade internal credit risk ratings. We regularly update our assessment of higher risk countries and adjust our risk appetite accordingly.

Exposures to countries in the eurozone

The eurozone as a whole retained substantial economic and financial strength and demonstrated positive signs of economic recovery in the first half of 2011, despite the stresses from the financial crisis.

However, the transfer of private sector liabilities to sovereign bodies which started after the 2007 financial crisis continued to put pressure on government balance sheets. The resulting fiscal imbalance in some industrialised economies led to intensified market concerns about sovereign credit risk in these countries.

In the first half of 2011, there were periods of significant market volatility related to a number of sovereigns in the eurozone, notably Greece, Ireland, Portugal, Italy and Spain. Sovereign spreads remained high and the lack of market access eventually resulted in Portugal joining Greece and Ireland in seeking bailout funding amounting to €78bn (US$113bn) from the European Financial Stability Facility (‘EFSF’) and International Monetary Fund (‘IMF’) in early April 2011. Political instability in Greece, Ireland and Portugal also exacerbated the situation and all three countries were downgraded by major credit rating agencies during the period. Italy and Spain made progress in implementing fiscal adjustments and banking reforms but still experienced volatility in credit spreads.

The tables overleaf summarise our exposures to selected eurozone countries, including:

•	governments and central banks of selected eurozone countries along with near/quasi government agencies;

•	banks; and

•	other financial institutions and other corporates.

Exposures to banks, other financial institutions and other corporates are based on the country of domicile of the counterparty.

The countries presented were selected because during the period they exhibited levels of market volatility which exceeded other eurozone countries and demonstrated fiscal or political uncertainty which may persist through the second half of 2011. In addition, certain of these countries exhibit high sovereign debt to GDP ratios and short to medium-term maturity concentration of those liabilities. An analysis of loans and advances to customers by significant countries is provided on page 95.

Off-balance sheet exposures mainly relate to commitments to lend and the amount shown in the tables represents the maximum amount that could be drawn down by the counterparty.

Eurozone sovereigns and agencies

Concerns remained over the capacity of certain sovereign borrowers to refinance given the problems with market liquidity and the uncertainty surrounding support arrangements in the longer term.

In July 2011, the second Greek support package was formalised as EU leaders announced a 3-year programme that included €109bn (US$158bn) of new loans and a target of €37bn (US$54bn) in bondholder commitments. In addition, EFSF rules were changed to allow EFSF to buy bonds on the secondary market, finance the recapitalisation of banks and provide pre-emptive credit lines to eurozone countries under pressure in debt markets. This is intended to help contain the fears of contagion to other eurozone countries. HSBC in principle supports this programme, which is expected to trigger a selective default as predicted by two of the three major rating agencies.

In the second half of 2011, we expect that the ECB and eurozone countries will continue to focus on resolving intra-eurozone imbalances, rebuilding public finances, improving fiscal discipline, strengthening the banking system and managing cross-border risk. Concerns of contagion of the debt crisis in Greece, Ireland and Portugal to other peripheral countries, notably Italy and Spain, may persist, causing the risk premium on most European countries to remain high.

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Interim Management Report (continued)

At 30 June 2011, our exposure to the sovereign and agency debt of Greece, Ireland, Italy, Portugal and Spain was US$8.2bn. Of the total financial investments available for sale, approximately 43% matures within one year, 27% between one and three years and 30% in excess of three years.

During the first half of 2011, an impairment charge of US$105m was recognised in respect of Greek sovereign and agency exposures classified as available for sale, reflecting the further deterioration in Greece’s fiscal position and the recently announced support measures. The amount of the impairment charge represented the cumulative fair value loss on these securities as at 30 June 2011, and does not necessarily represent the expectation of future cash losses. The impairment charge was recycled from the available-for-sale reserve to the income statement. Our sovereign exposures to Ireland, Portugal, Italy and Spain are not considered to be impaired at 30 June 2011 because, despite financial difficulties in these countries, the situation is not severe enough to conclude that loss events have occurred which will have an impact on the future cash flows of these countries’ sovereign securities.

Exposures to selected eurozone countries – sovereigns and agencies

	Greece US$bn	Ireland US$bn	Italy US$bn	Portugal US$bn	Spain US$bn	Total US$bn
At 30 June 2011
Cash and balances at central banks	0.1	–	–	–	0.1	0.2

Assets held at amortised cost	–	–	0.1	–	–	0.1

Financial investments available for sale[8]	0.2	0.1	1.5	0.1	1.0	2.9
– cumulative impairment	0.1	–	–	–	–	0.1

Net trading assets[9]	0.7	0.2	3.0	0.4	0.3	4.6
Derivatives[10]	0.1	0.1	–	–	0.2	0.4

Total	1.1	0.4	4.6	0.5	1.6	8.2

Off-balance sheet exposures	–	–	–	–	0.7	0.7

CDS asset positions	0.9	0.2	0.2	0.2	0.2	1.7
CDS liability positions	(0.7)	(0.2)	(0.2)	(0.2)	(0.2)	(1.5)
CDS asset notionals	2.1	0.9	4.6	1.1	2.5	11.2
CDS liability notionals	1.8	1.0	4.5	1.0	2.6	10.9
Exposures to selected eurozone countries – banks
	Greece US$bn	Ireland US$bn	Italy US$bn	Portugal US$bn	Spain US$bn	Total US$bn
At 30 June 2011
Loans and advances	0.1	0.7	1.9	0.3	0.8	3.8
Financial investments held to maturity	–	0.3	0.2	–	–	0.5
Financial investments available for sale[8]	–	0.1	1.0	0.2	0.6	1.9
Net trading assets[9]	–	0.8	0.4	0.1	1.6	2.9
Derivatives[10]	0.3	0.3	0.1	–	0.5	1.2

Total	0.4	2.2	3.6	0.6	3.5	10.3

Off-balance sheet exposures	0.2	–	0.4	–	–	0.6

CDS asset positions	–	0.1	0.2	0.1	0.1	0.5
CDS liability positions	–	(0.1)	(0.2)	(0.1)	(0.1)	(0.5)
CDS asset notionals	–	0.3	4.3	0.7	1.5	6.8
CDS liability notionals	–	0.3	4.0	0.9	2.0	7.2

For footnote, see page 146.

HSBC HOLDINGS PLC

Interim Management Report (continued)

Eurozone banks

The banking sector in the eurozone remained under stress, mainly as a result of governments having to finance large budget deficits, weaknesses in property markets and slow credit growth. The size of the financial sector’s exposure to sovereign debt in some eurozone countries rendered the re-capitalisation of European banks critical.

Concerns about the size and quality of eurozone banks’ exposure to weaker eurozone countries were entwined with concerns about their ability to obtain funding. It is estimated that European banks share over three quarters of the banks’ public and private sector debt in Greece, Ireland, Portugal, Italy and Spain, with regional and local banks in the eurozone considered to be more vulnerable than the diversified global banks. The second Greek rescue package announced in July 2011 involves the private sector sharing some economic loss. This is likely to put a strain on the banks with significant holdings of Greek bonds. The details of the plan, level of take-up and application will become clear in the second half of the year.

We expect that the pace of reforms outlined by various policymakers will gather speed in the second half of 2011, most notably the Basel III proposals. These regulations will require banks to hold more capital and a higher quality of capital and implement new liquidity rules, and are likely to result in a rise in the cost of funding and put pressure on credit pricing. The European Banking Authority published the results of this year’s stress test on 15 July 2011. We successfully passed these tests with a core tier 1 ratio of 8.5% under the modelled adverse scenario, exceeding the post-stress minimum core tier 1 capital requirement of 5% used in this exercise.

Our overall exposure within the eurozone is largely to the banks in stronger countries. We continue to closely monitor and manage eurozone bank exposures in the weaker countries, and are cautious in lending to this sector. We regularly update our assessment of higher-risk eurozone banks and adjust our risk appetite accordingly. We also, where possible, seek to play a positive role in maintaining credit and liquidity supply. We have not recognised any impairment in respect of the exposures outlined above.

Exposures to selected eurozone countries – other financial institutions and corporates

	Greece US$bn	Ireland US$bn	Italy US$bn	Portugal US$bn	Spain US$bn	Total US$bn
At 30 June 2011
Loans and advances	3.5	2.4	1.1	0.1	5.4	12.5
– gross	3.6	2.4	1.1	0.1	5.5	12.7
– impairment allowances	(0.1)	–	–	–	(0.1)	(0.2)

Financial investments available for sale[8]	–	–	0.3	0.1	0.2	0.6
Net trading assets[9]	–	–	–	–	0.1	0.1
Derivatives[10]	–	–	–	–	0.2	0.2

Total	3.5	2.4	1.4	0.2	5.9	13.4

Off-balance sheet exposures	2.1	0.1	1.0	–	0.2	3.4

CDS asset positions	–	0.1	–	0.1	–	0.2
CDS liability positions	–	–	–	(0.1)	–	(0.1)
CDS asset notionals	0.3	0.7	2.8	0.6	1.1	5.5
CDS liability notionals	0.3	0.3	3.8	0.9	1.5	6.8

For footnotes, see page 146.

Other financial institutions and other corporates

The credit quality of the other financial institutions and other corporates portfolios remains strong with no significant impairments recognised in respect of these portfolios. The portfolios largely comprise large multinational corporates and other financial institutions with significant operations outside these countries that mitigate the risk. At 30 June 2011, our exposure to Greek shipping companies amounted to US$1.8bn. We believe the industry is less sensitive to the Greek economy as it is mainly dependent on international trade.

Personal lending

Our retail activities within these countries are limited, with our only significant exposures in Greece which amounted to US$1.2bn. Substantially all of this exposure is in the form of residential mortgage lending where the level of delinquencies is low.

US budget deficit

In the US, the large budget deficit, growing government indebtedness and continued failure to reach agreement on raising the Federal debt ceiling

HSBC HOLDINGS PLC

Interim Management Report (continued)

have resulted in increased scrutiny during the first half of 2011, to the extent that two major rating agencies placed their US sovereign debt rating on negative watch. While the need to build a political consensus around the interplay of budget discipline and an increase in the current sovereign debt ceiling has been the immediate concern, there is an underlying risk that lower growth, fiscal challenges and a general lack of political consensus will result in a deterioration in the US credit standing over the longer term.

While the potential effects of a US downgrade are broad and impossible to accurately predict, they could include a widening of sovereign and corporate credit spreads, devaluation of the US dollar and a general market move away from riskier assets.

We are monitoring events closely and have stress-tested our capital position for potential scenarios.

Elevated risk of overheating in emerging markets

Market concerns emerged during the first half of 2011 about the overheating of certain emerging market countries, mainly due to the inflationary pressures, growth rates, risk of asset bubbles and large potentially volatile capital inflows they are experiencing. The policy makers in countries including mainland China, India and Brazil have taken steps to address these issues including increasing interest rates, restricting capital flows and raising reserve requirements. We regularly perform economic analyses and closely monitor our exposures to these countries.

Middle East and North Africa

Although significant unrest and political change were witnessed in the Middle East and North Africa in the first half of 2011, the majority of the Group’s exposures in the region were concentrated in our associate investment in Saudi Arabia and in the UAE, where the respective political landscapes remained stable and economic growth continued to recover. In the remaining countries in which we have a presence and there was unrest or political change (or which exhibited similar socio-economic, political and demographic profiles to countries experiencing unrest), we continued to carefully monitor and respond to developments while assisting our customers in managing their own risks in the volatile environment.

We also continued to work closely with Dubai World and the various entities related to the Government of Dubai to address their prevailing issues. In March 2011, Dubai World signed a final deal with HSBC and other creditors restructuring US$25bn of its debt. The arrangement extends loan maturities for five to eight years at discounted rates, allowing Dubai World to sell off its non-core assets while focusing on its core earnings.

Commercial real estate

Our exposure to the commercial real estate sector is concentrated in Hong Kong, the UK and North America. In Hong Kong, the economy continued to grow and the market remained relatively buoyant during the first half of 2011, characterised by continuing demand and credit appetite. While the markets in the UK and North America have been relatively stable, this is in part supported by the continued low levels of interest rates.

On a constant currency basis, the aggregate of our commercial real estate and other property-related lending of US$110bn at 30 June 2011 was in line with our exposure at 31 December 2010 and represented 10% of total loans and advances to customers. In the first half of 2011, credit quality across this sector was generally stable but there remains risk of stress in certain markets.

Across our portfolios, credit risk is mitigated by long-standing and conservative policies on asset origination which focus on relationships with long-term customers and limited initial leverage. We also set and monitor sector risk appetite limits for the sector at Group and regional levels to detect and prevent higher risk concentrations. While individual regions may differ with regard to local market regulatory and legal structures and real estate market characteristics, typically origination loan-to-value ratios would be less than 65% across the Group.

Personal lending

We provide a broad range of secured and unsecured personal lending products to meet customer needs. Given the diverse nature of the markets in which we operate, the range is not standard across all countries but is tailored to meet the demands of individual markets while using appropriate distribution channels and, wherever possible, global IT platforms.

Personal lending includes advances to customers for asset purchases, such as residential property and motor vehicles, where the loans are typically secured by the assets being acquired. We also offer loans secured on existing assets, such as first and second liens on residential property; unsecured lending products such as overdrafts, credit cards and payroll loans; and debt consolidation loans which may be secured or unsecured.

HSBC HOLDINGS PLC

Interim Management Report (continued)

In the first half of 2011, credit quality in our personal lending portfolios improved, reflecting the continued recovery of economic conditions in most markets. Delinquency levels and loan impairment charges reduced as customer repayments remained strong, lending balances in the US run-off portfolios continued to decline and some higher-risk portfolios in Latin America, Rest of Asia-Pacific and the Middle East and North Africa were managed down.

The commentary that follows is on an underlying basis.

At 30 June 2011, total personal lending was US$439bn, slightly higher than at 31 December 2010 as growth in the UK and Hong Kong was partly offset by the continued planned decline in personal lending balances in the US. Within our RBWM business, total loan impairment charges and other credit risk provisions of US$4.3bn were 34% lower than in the first half of 2010 with the most significant fall in the US reflecting the reduction in balances and improved delinquency rates.

Total personal lending in the UK increased by 3% from 31 December 2010 to US$136bn. The increase was mainly due to growth in mortgage balances following the success of marketing campaigns and high levels of customer retention. (UK mortgage lending is discussed in greater detail on page 104). This was partly offset by a 3% fall in other personal lending balances, reflecting a reduction in unsecured lending products, specifically the credit cards portfolio.

In Hong Kong, total personal lending grew by 8% to US$62bn, mainly due to growth in residential mortgage lending as the property market in the region remained strong, and as a result of our leadership in new mortgage business. Personal lending balances in Rest of Asia-Pacific also reflected a strong property sector with residential mortgage lending growth of 8%, most notably in Singapore and Australia.

Total personal lending balances in the US at 30 June 2011 were US$102bn, a decrease of 7% compared with the end of 2010. The decline reflected lower balances in our Card and Retail Services portfolio due to fewer active accounts, an increased focus by customers on reducing outstanding credit card debt and seasonal improvements in our collection activities as our customers used tax refunds to make repayments. Residential mortgage lending balances in the US continued to fall reflecting the run-off of our Consumer Lending and Mortgage Services portfolios. Based on current experience, we expect these portfolio balances to decline to between 40% and 50% of the 31 December 2010 balance.

For an analysis of loan impairment allowances and impaired loans, see page 115.

HSBC HOLDINGS PLC

Interim Management Report (continued)

Total personal lending

	UK US$m	Rest of Europe US$m	US11 US$m	Rest of North America US$m	Other regions[12] US$m	Total US$m
At 30 June 2011
Residential mortgages	110,768	9,225	55,118	21,572	85,408	282,091

Other personal lending	25,666	26,724	46,396	8,590	49,883	157,259
– vehicle finance	–	29	60	38	5,918	6,045
– credit cards	11,122	2,007	30,670	1,282	14,048	59,129
– second lien mortgages	795	1	8,509	553	288	10,146
– other	13,749	24,687	7,157	6,717	29,629	81,939

Total personal lending	136,434	35,949	101,514	30,162	135,291	439,350

Impairment allowances on personal lending
Residential mortgages	(336)	(61)	(3,980)	(24)	(323)	(4,724)

Other personal lending	(920)	(475)	(3,299)	(131)	(1,681)	(6,506)
– vehicle finance	–	(4)	–	–	(233)	(237)
– credit cards	(237)	(220)	(1,670)	(35)	(466)	(2,628)
– second lien mortgages	(51)	–	(697)	(12)	–	(760)
– other	(632)	(251)	(932)	(84)	(982)	(2,881)

Total	(1,256)	(536)	(7,279)	(155)	(2,004)	(11,230)

– as a percentage of total personal lending	0.9%	1.5%	7.2%	0.5%	1.5%	2.6%
At 30 June 2010
Residential mortgages	95,525	7,960	61,339	20,472	67,552	252,848

Other personal lending	25,568	21,748	58,731	8,327	42,830	157,204
– vehicle finance	–	52	4,232	71	5,796	10,151
– credit cards	11,066	1,777	33,844	1,304	12,442	60,433
– second lien mortgages	895	1	10,373	594	467	12,330
– other	13,607	19,918	10,282	6,358	24,125	74,290

Total personal lending	121,093	29,708	120,070	28,799	110,382	410,052

Impairment allowances on personal lending
Residential mortgages	(226)	(47)	(3,695)	(25)	(242)	(4,235)

Other personal lending	(1,241)	(538)	(5,970)	(175)	(1,850)	(9,774)
– vehicle finance	–	(6)	(174)	(1)	(302)	(483)
– credit cards	(492)	(250)	(2,948)	(56)	(618)	(4,364)
– second lien mortgages	(68)	–	(1,212)	(25)	–	(1,305)
– other	(681)	(282)	(1,636)	(93)	(930)	(3,622)

Total	(1,467)	(585)	(9,665)	(200)	(2,092)	(14,009)

– as a percentage of total personal lending	1.2%	2.0%	8.0%	0.7%	1.9%	3.4%
At 31 December 2010
Residential mortgages	103,037	8,581	57,630	21,212	78,221	268,681

Other personal lending	25,636	24,463	51,686	8,589	46,265	156,639
– vehicle finance	–	35	72	55	5,886	6,048
– credit cards	11,612	1,916	33,744	1,334	13,778	62,384
– second lien mortgages	846	2	9,322	578	422	11,170
– other	13,178	22,510	8,548	6,622	26,179	77,037

Total personal lending	128,673	33,044	109,316	29,801	124,486	425,320

Impairment allowances on personal lending
Residential mortgages	(275)	(58)	(3,592)	(25)	(297)	(4,247)

Other personal lending	(1,348)	(467)	(4,436)	(179)	(1,616)	(8,046)
– vehicle finance	–	(5)	–	–	(244)	(249)
– credit cards	(506)	(216)	(2,256)	(62)	(483)	(3,523)
– second lien mortgages	(58)	–	(889)	(19)	–	(966)
– other	(784)	(246)	(1,291)	(98)	(889)	(3,308)

Total	(1,623)	(525)	(8,028)	(204)	(1,913)	(12,293)

– as a percentage of total personal lending	1.3%	1.6%	7.3%	0.7%	1.5%	2.9%

For footnotes, see page 146.

HSBC HOLDINGS PLC

Interim Management Report (continued)

Mortgage lending

We offer a wide range of mortgage products designed to meet customer needs, including capital repayment, interest-only, affordability and offset mortgages. The commentary that follows is on an underlying basis.

US mortgage lending

US mortgage lending balances, comprising residential and second lien lending, were US$64bn at 30 June 2011, a decline of 5% compared with the end of 2010. Overall, US mortgage lending represented 14% of the Group’s total personal lending compared with 16% at the 31 December 2010.

Mortgage lending in HSBC Finance was US$47bn at 30 June 2011, a decline of 7% from 31 December 2010 due to the continued run-off in the Consumer Lending and Mortgage Services portfolios and the seasonal improvement in collections as some customers used tax refunds to make repayments. The rate at which balances declined slowed in the first half of 2011, as we continued to be affected by the lack of refinancing opportunities available to our customers, improvements in the flow of balances into late stage delinquency and delays in the foreclosure processes. See page 106 for a breakdown of mortgage lending in HSBC Finance.

In HSBC Bank USA, mortgage lending balances were US$16bn at 30 June 2011, an increase of 2% compared with the end of 2010. We continued to sell the majority of new originations to the secondary market as a means of managing our interest rate risk and improving structural liquidity. Additions to our portfolio primarily comprise Premier relationship products.

Following an industry-wide examination into foreclosure practices in 2010, we temporarily suspended foreclosures while we worked to implement improvements in our processes. We worked closely with the regulators to address these issues quickly and effectively, and made several improvements to enhance our processes. We have now resumed foreclosures on a limited basis in certain states, but it will be a number of months before we fully resume foreclosures in all states as we need to ensure that all necessary enhancements have been satisfactorily implemented.

The effects of the industry-wide slowdown in foreclosures remains highly uncertain, particularly in the long-term, as servicers begin to increase foreclosure activity and sell properties in large numbers, which may result in a significant oversupply. This may lead to a substantial increase in losses on foreclosed properties.

A discussion of credit trends in the US mortgage lending portfolio and the steps taken to mitigate risk is provided in ‘US personal lending – credit quality’ on page 107.

Mortgage lending – rest of the world

Mortgage lending in the UK was US$112bn at 30 June 2011, the Group’s largest concentration of this exposure. The balance was 4% higher than at the end of 2010.

Our UK mortgage portfolio remained of high quality with an average loan-to-value ratio for new business of 53%. We restricted lending to purchase residential property for the purpose of rental, and almost all new business was originated through our own salesforce, with the self-certification of income not permitted. The majority of mortgage lending was to existing customers holding current or savings accounts with HSBC.

Loan impairment charges and delinquency levels in our UK mortgage book remained at low levels, reflecting the economic environment and low interest rates which helped to make mortgage repayments more affordable for customers, some of whom were actively reducing their outstanding debt levels.

In Hong Kong, mortgage lending was US$45bn, an increase of 7% compared with the end of 2010 as the local property market remained strong. The continued strong growth in the Hong Kong property market led the HKMA to reduce the maximum loan-to-value ratios for new loans in both the second half of 2010 and in June 2011. The quality of our mortgage book was good with an average loan-to-value ratio of 51% on new mortgage sales.

The following table shows the levels of mortgage lending products in the various portfolios in the US, the UK and the rest of the HSBC Group.

HSBC HOLDINGS PLC

Interim Management Report (continued)

Mortgage lending products

	UK US$m	Rest of Europe US$m	US11 US$m	Rest of North America US$m	Other regions[12] US$m	Total US$m
At 30 June 2011
Residential mortgages	110,768	9,225	55,118	21,572	85,408	282,091
Second lien mortgages	795	1	8,509	553	288	10,146

Total mortgage lending	111,563	9,226	63,627	22,125	85,696	292,237

Second lien as percentage of total mortgage lending	0.7%	–	13.4%	2.5%	0.3%	3.5%

Impairment allowances on mortgage lending	(387)	(61)	(4,677)	(36)	(323)	(5,484)
Residential mortgages	(336)	(61)	(3,980)	(24)	(323)	(4,724)
Second lien mortgages	(51)	–	(697)	(12)	–	(760)

Interest-only (including endowment) mortgages	45,730	54	–	810	1,362	47,956
Affordability mortgages, including ARMs	692	572	17,789	276	7,816	27,145
Other	118	–	–	–	195	313

Total interest-only and affordability mortgages	46,540	626	17,789	1,086	9,373	75,414

– as a percentage of total mortgage lending	41.7%	6.8%	28.0%	4.9%	10.9%	25.8%

Negative equity mortgages[13]	2,365	–	16,368	86	317	19,136
Other loan-to-value ratios greater than 90%[14]	5,925	265	9,168	1,648	1,193	18,199

Total negative equity and other mortgages	8,290	265	25,536	1,734	1,510	37,335

– as a percentage of total mortgage lending	7.4%	2.9%	40.1%	7.8%	1.8%	12.8%
At 30 June 2010
Residential mortgages	95,525	7,960	61,339	20,472	67,552	252,848
Second lien mortgages	895	1	10,373	594	467	12,330

Total mortgage lending	96,420	7,961	71,712	21,066	68,019	265,178

Second lien as percentage of total mortgage lending	0.9%	–	14.5%	2.8%	0.7%	4.6%

Impairment allowances on mortgage lending	(294)	(47)	(4,907)	(50)	(242)	(5,540)
Residential mortgages	(226)	(47)	(3,695)	(25)	(242)	(4,235)
Second lien mortgages	(68)	–	(1,212)	(25)	–	(1,305)

Interest-only (including endowment) mortgages	43,001	42	–	1,028	1,090	45,161
Affordability mortgages, including ARMs	1,666	1,139	19,556	243	5,943	28,547
Other	125	–	–	–	143	268

Total interest-only and affordability mortgages	44,792	1,181	19,556	1,271	7,176	73,976

– as a percentage of total mortgage lending	46.5%	14.8%	27.3%	6.0%	10.5%	27.9%

Negative equity mortgages[13]	3,263	–	17,783	127	496	21,669
Other loan-to-value ratios greater than 90%[14]	6,618	–	11,418	1,785	1,367	21,188

Total negative equity and other mortgages	9,881	–	29,201	1,912	1,863	42,857

– as a percentage of total mortgage lending	10.2%	–	40.7%	9.1%	2.7%	16.2%

HSBC HOLDINGS PLC

Interim Management Report (continued)

	UK US$m	Rest of Europe US$m	US11 US$m	Rest of North America US$m	Other regions[12] US$m	Total US$m

At 31 December 2010
Residential mortgages	103,037	8,581	57,630	21,212	78,221	268,681
Second lien mortgages	846	2	9,322	578	422	11,170

Total mortgage lending	103,883	8,583	66,952	21,790	78,643	279,851

Second lien as percentage of total mortgage lending	0.8%	–	13.9%	2.7%	0.5%	4.0%

Impairment allowances on mortgage lending	(333)	(58)	(4,481)	(44)	(297)	(5,213)

Residential mortgages	(275)	(58)	(3,592)	(25)	(297)	(4,247)
Second lien mortgages	(58)	–	(889)	(19)	–	(966)

Interest-only (including endowment) mortgages	45,039	51	–	908	1,282	47,280
Affordability mortgages, including ARMs	1,089	326	18,494	274	7,855	28,038
Other	102	–	–	–	183	285

Total interest-only and affordability mortgages	46,230	377	18,494	1,182	9,320	75,603

– as a percentage of total mortgage lending	44.5%	4.4%	27.6%	5.4%	11.9%	27.0%

Negative equity mortgages[13]	2,436	–	15,199	103	291	18,029
Other loan-to-value ratios greater than 90%[14]	5,802	263	10,460	1,698	1,348	19,571

Total negative equity and other mortgages	8,238	263	25,659	1,801	1,639	37,600

– as a percentage of total mortgage lending	7.9%	3.1%	38.3%	8.3%	2.1%	13.4%

For footnotes, see page 146.

HSBC Finance held approximately US$47bn of residential mortgage and second lien loans and advances to personal customers secured on real estate at 30 June 2011, 11% of the Group’s gross loans and advances to personal customers. For a breakdown of these balances by portfolio, see below.

HSBC Finance US mortgage lending15

	At 30 June 2011			At 30 June 2010			At 31 December 2010
	Mortgage Services US$m	Consumer Lending US$m	Other mortgage lending US$m	Mortgage Services US$m	Consumer Lending US$m	Other mortgage lending US$m	Mortgage Services US$m	Consumer Lending US$m	Other mortgage lending US$m

Fixed rate	10,768	29,706	80	12,436	34,523	97	11,447	31,759	87

Other	5,325	1,391	2	7,084	1,653	5	6,122	1,517	2

Adjustable-rate	4,445	1,391	2	5,799	1,653	5	5,042	1,517	2
Interest-only (affordability mortgages)[16]	880	–	–	1,285	–	–	1,080	–	–

	16,093	31,097	82	19,520	36,176	102	17,569	33,276	89

First lien	14,123	28,092	61	16,898	32,296	77	15,300	29,950	66
Second lien	1,970	3,005	21	2,622	3,880	25	2,269	3,326	23

	16,093	31,097	82	19,520	36,176	102	17,569	33,276	89

Stated income[17]	2,571	–	–	3,360	–	–	2,905	–	–
Negative equity mortgages[13]	5,326	9,770	–	6,096	10,413	–	5,161	8,910	–

Impairment allowances	1,783	2,721	–	1,931	2,695	1	1,837	2,474	–
– as a percentage of total mortgage lending	11.1%	8.8%	–	9.9%	7.4%	1.0%	10.5%	7.4%	–

For footnotes, see page 146.

HSBC HOLDINGS PLC

Interim Management Report (continued)

US personal lending

Credit quality

During the first half of 2011, economic conditions in the US improved marginally, although the pace of the recovery in the second quarter slowed as a result of higher energy costs, supply disruptions in the manufacturing sector and a significant reduction in the pace of job creation. These factors undermined consumer confidence, which continued to be low by historical standards. In addition, uncertainty remained in the housing market resulting in continuing house price declines in many states.

Unemployment rates, which have been a major factor in the deterioration of credit quality and continue to affect our allowance for loan impairments, improved but remained high at 9.2% in June 2011, down from 9.4% in December 2010 and some 40 basis points higher than in March 2011. Unemployment rates were at or above the US national average in 18 states and were at or above 10% in 7 states, including California and Florida where we have lending balances in excess of 5% of HSBC Finance’s total loan balance.

An improvement in the US economy depends on a sustained recovery in the housing market, a fall in unemployment rates, the stabilisation of energy prices and improved consumer confidence. Any further weakening in these factors may adversely affect consumer payment patterns and credit quality.

Mortgage lending

In the first half of 2011, we further reduced our mortgage exposure in the US as balances continued to run-off in our Consumer Lending and Mortgage Services portfolios, as discussed on page 104. At 30 June 2011, residential mortgage lending balances were US$55bn, a decline of 4% compared with the end of 2010.

Real estate markets in the majority of the US have been, and will continue to be, affected by stagnation or declines in property values. As a result, loan-to-value ratios for our real estate secured loans have generally deteriorated since origination. At 30 June 2011, loans in negative equity were US$16bn, compared with US$15bn at the end of 2010.

In both our Consumer Lending and Mortgage Services portfolios, despite continued high unemployment levels, two months or more delinquent balances declined compared with the end of 2010 as lending balances continued to run-off and economic conditions continued to recover. We also experienced seasonal improvements in our collections as some of our customers used tax refunds to repay outstanding debt. The reduction was partly offset by our suspension of foreclosure activities, which resulted in a slowing in the rate at which lending balances were transferred to foreclosed. As a result of these factors, in our Consumer Lending portfolio two months or more delinquency rates improved from 16.2% at 31 December 2010 to 15.7%, while in our Mortgage Services portfolio they improved from 18.0% to 17.2%.

At HSBC Bank USA, two months or more delinquency rates improved from 7.9% to 7.6% at 31 December 2010, reflecting the improved credit quality, partly offset by the effects of higher levels of unemployment, the continued weakness in the housing market and the suspension of foreclosure activities, as discussed above.

Second lien mortgage loans have a risk profile characterised by higher loan-to-value ratios because in the majority of cases the loans were taken out to complete the refinancing of properties. Loss experience on default of second lien loans has typically approached 100% of the amount outstanding, as any equity in the property is initially applied to the first lien loan. In the US, second lien mortgage balances declined by 9% to US$9bn, representing 13% of the overall US mortgage lending portfolio. Two months or more delinquency rates improved from 9.1% at 31 December 2010 to 7.6% at 30 June 2011.

As previously reported, beginning in late 2010 we temporarily suspended all new foreclosure proceedings and in early 2011 ceased foreclosures where judgement had yet to be entered while we enhanced our processes. As a result, and together with an increase in sales, the number of foreclosed properties at HSBC Finance at 30 June 2011 decreased compared with the end of December 2010. We expect the number of foreclosed properties added to the inventory to remain low through the remainder of 2011 as the effects of the foreclosure suspension continue to be reflected in our reported numbers.

The average total loss on foreclosed properties increased slightly compared with the end of 2010 as a result of the continued declines in house prices, partly attributable to the high levels of foreclosed properties. The average loss on sale of foreclosed properties decreased compared with the end of 2010, reflecting lower sales of properties located in states that have experienced the greatest deterioration in house prices in the past few years.

HSBC HOLDINGS PLC

Interim Management Report (continued)

HSBC Finance: geographical concentration of US lending15,18

	Mortgage lending as a percentage of:		Other personal lending as a percentage of:
	total lending %	total mortgage lending %	total lending %	total other personal lending %	Percentage of total lending %
California	6	10	4	10	10
New York	4	7	3	7	7
Florida	3	6	2	5	6
Texas	2	4	3	7	5
Pennsylvania	3	6	2	5	6
Ohio	3	6	2	5	5
For footnotes, see page 146. HSBC Finance: foreclosed properties in the US
	Half year	Quarter ended
	to 30 June 2011	30 June 2011	31 March 2011	31 December 2010	30 September 2010
Number of foreclosed properties at end of period	6,982	6,982	10,204	10,940	9,798
Number of properties added to foreclosed inventory in the half year/quarter	8,071	2,548	5,523	5,763	5,413
Average loss on sale of foreclosed properties[19]	14%	13%	15%	15%	10%
Average total loss on foreclosed properties[20]	55%	55%	55%	54%	52%
Average time to sell foreclosed properties (days)	168	169	167	165	158

For footnotes, see page 146.

Credit cards

In our US credit card business, which comprises both general and private label cards, lending balances declined by 9% from the end of 2010 to US$31bn despite consumer spending remaining relatively strong. The fall reflected fewer active accounts, an increase in focus by customers on reducing outstanding debt, seasonal improvements in our collections as some customers used tax refunds to repay credit card debt, lower balances in certain segments of the portfolio where we no longer originate new accounts and, in the private label portfolio, the exit of certain merchant relationships. Credit quality continued to improve in the first half of 2011, reflecting improved customer payment patterns which led to a continued fall in delinquency rates. In our credit card portfolio, two months or more delinquency rates declined to 3.3% at 30 June 2011, while in our private label cards portfolio, two months or more delinquency rates decreased to 2.4% at 30 June 2011.

Other personal lending

Unsecured personal lending balances in the US continued to fall, largely due to run-off. Two months or more delinquency rates declined reflecting the run-off and seasonal improvement in collections.

Loan delinquency

The table overleaf sets out the trends in two months and over contractual delinquencies.

Forbearance strategies and renegotiated loans

For a description of current policies and practices regarding forbearance and renegotiated loans, see page 150. There were no significant changes to them in the period.

Renegotiated loans that would otherwise be past due or impaired totalled US$33bn at 30 June 2011 (30 June 2010: US$36bn; 31 December 2010: US$35bn). The largest concentration was in the US and amounted to US$26bn or 78% (30 June 2010: US$31bn or 85%; 31 December 2010: US$28bn or 82%) of our total renegotiated loans, substantially all of which were held by HSBC Finance.

The second largest concentration was in Latin America and amounted to US$3bn (30 June 2010: US$1bn; 31 December 2010: US$2bn), constituting 10% of total renegotiated loans (30 June 2010: 3%; 31 December 2010: 5%). Although, Europe and the UK in particular represented the single largest lending portfolio, forbearance activities remained limited and renegotiated loans in the UK totalled only US$2bn (30 June 2010: US$2bn; 31 December 2010: US$2bn), reflecting the quality of the portfolios including the residential mortgage book.

HSBC HOLDINGS PLC

Interim Management Report (continued)

Similarly, the continued economic growth in Hong Kong and Rest of Asia-Pacific meant that forbearance activity remained low and renegotiated loans totalled only US$0.4bn and US$0.5bn, respectively (30 June 2010: US$0.4bn and US$0.5bn; 31 December 2010: US$0.3bn and US$0.5bn).

HSBC Finance loan modifications and re-ageing

HSBC Finance maintains customer account management policies and practices, including account modification and re-age programmes. Modification occurs when the terms of a loan are changed either temporarily or permanently. Modification may also lead to a re-ageing of an account, although it may be re-aged without any modification to the original terms and conditions of the loan. In the first half of 2011, HSBC Finance modified 18,700 loans in Consumer Lending and Mortgage Services through its foreclosure avoidance and account modification programmes, with an aggregate balance of US$2.6bn.

At 30 June 2011, the total balance outstanding on HSBC Finance real estate secured accounts which had been re-aged or modified was US$25.4bn, compared with US$26.7bn at the end of 2010. US$10.4bn related to loans that had been re-aged without modification to the terms (30 June 2010: US$10.7bn; 31 December 2010: US$10.6bn), and US$13.3bn related to loans whose terms had been modified and re-aged (30 June 2010: US$14.6bn; 31 December 2010: US$13.9bn). These amounts are included in the renegotiated loans balance disclosed above. In addition, US$1.7bn of loans had been modified but not re-aged (30 June 2010: US$3.1bn; 31 December 2010: US$2.2bn) and as such did not meet the definition of a renegotiated loan as the impairment or past-due status of the loans did not change on modification. At 30 June 2011, 66% of modified or re-aged real estate loans remained up-to-date or past due less than 30 days (30 June 2010: 63%; 31 December 2010: 62%) and 24% were two or more months delinquent (30 June 2010: 25%; 31 December 2010: 26%).

Trends in two months and over contractual delinquency in the US

	At 30 Jun 2011		At 31 Dec 2010		At 30 Jun 2010
	US$m		US$m		US$m
In Personal Lending in the US
Residential mortgages	7,864		8,632		8,591
Second lien mortgage lending	646		847		930
Vehicle finance	–		–		152
Credit card	628		957		1,201
Private label	285		404		478
Personal non-credit card	517		811		987

Total	9,940		11,651		12,339

	%	[21]	%	[21]	%	[21]

Residential mortgages	14.28		15.00		14.02
Second lien mortgage lending	7.60		9.10		8.98
Vehicle finance	–		–		3.59
Credit card	3.33		4.69		5.65
Private label	2.41		3.03		3.80
Personal non-credit card	7.22		9.49		9.60

Total	9.80		10.67		10.28

HSBC HOLDINGS PLC

Interim Management Report (continued)

	At 30 Jun 2011 US$m		At 31 Dec 2010 US$m		At 30 Jun 2010 US$m
In Mortgage Services and Consumer Lending[22]
Mortgage Services:	2,596		3,002		3,067
– first lien	2,432		2,757		2,788
– second lien	164		245		279

Consumer Lending:	4,734		5,284		5,278
– first lien	4,420		4,861		4,795
– second lien	314		423		483

	%	[21]	%	[21]	%	[21]

Mortgage Services:
– first lien	17.22		18.02		16.50
– second lien	8.32		10.80		10.63
– total	16.13		17.09		15.71

Consumer Lending:
– first lien	15.73		16.23		14.85
– second lien	10.46		12.72		12.44
– total	15.22		15.88		14.59

For footnotes, see page 146.

Credit quality of financial instruments

The five classifications describing the credit quality of HSBC’s lending, debt securities portfolios and derivatives are set out in the Appendix to Risk on page 150 and defined on page 114 of the Annual Report and Accounts 2010. Additional credit quality information in respect of our consolidated holdings of ABSs is provided on page 121.

For the purpose of the following disclosure, retail loans which are past due up to 89 days and are not otherwise classified as EL9 or EL10 are not disclosed within the EL grade to which they relate, but are separately classified as past due but not impaired.

HSBC HOLDINGS PLC

Interim Management Report (continued)

Distribution of financial instruments by credit quality

	Neither past due nor impaired				Past due		Impair-
	Strong US$m	Good US$m	Satisfac- tory US$m	Sub- standard US$m	but not impaired US$m	Impaired US$m	ment allowances[25] US$m	Total US$m

At 30 June 2011
Cash and balances at central banks	66,860	999	229	130	–	–		68,218
Items in the course of collection from other banks	14,107	658	291	2	–	–		15,058
Hong Kong Government certificates of indebtedness	19,745	–	–	–	–	–		19,745

Trading assets[26]	318,456	51,432	62,735	5,609				438,232
– treasury and other eligible bills	21,488	1,197	1,214	–				23,899
– debt securities	173,233	10,726	22,215	2,631				208,805
– loans and advances:
to banks	73,490	20,773	4,347	1,524				100,134
to customers	50,245	18,736	34,959	1,454				105,394

Financial assets designated at fair value[26]	7,856	5,356	6,700	65				19,977
– treasury and other eligible bills	207	–	–	–				207
– debt securities	6,660	5,085	6,686	65				18,496
– loans and advances:
to banks	70	271	14	–				355
to customers	919	–	–	–				919

Derivatives[26]	211,625	34,718	11,096	3,233				260,672

Loans and advances held at amortised cost	692,926	306,987	193,916	33,765	29,052	26,179	(18,894)	1,263,931
– to banks	182,273	35,168	7,666	785	116	197	(162)	226,043
– to customers[27]	510,653	271,819	186,250	32,980	28,936	25,982	(18,732)	1,037,888

Financial investments	351,940	24,373	25,631	4,103	–	2,603		408,650
– treasury and other similar bills	54,771	3,370	3,479	44	–	–		61,664
– debt securities	297,169	21,003	22,152	4,059	–	2,603		346,986

Other assets	11,982	7,285	15,106	1,525	637	254		36,789
– endorsements and acceptances	1,801	4,228	4,776	499	16	18		11,338
– accrued income and other	10,181	3,057	10,330	1,026	621	236		25,451

Total financial instruments	1,695,497	431,808	315,704	48,432	29,689	29,036	(18,894)	2,531,272

HSBC HOLDINGS PLC

Interim Management Report (continued)

Distribution of financial instruments by credit quality (continued)

	Neither past due nor impaired				Past due		Impair-
	Strong US$m	Good US$m	Satisfac- tory US$m	Sub- standard US$m	but not impaired US$m	Impaired US$m	ment allowances[25] US$m	Total US$m

At 30 June 2010
Cash and balances at central banks	67,466	1,899	1,910	301				71,576
Items in the course of collection from other banks	10,200	554	441	–				11,195
Hong Kong Government certificates of indebtedness	18,364	–	–	–				18,364

Trading assets[26]	278,887	52,634	43,105	1,814				376,440
– treasury and other eligible bills	20,524	1,054	473	185				22,236
– debt securities	173,483	7,709	12,539	659				194,390
– loans and advances:
to banks	50,641	21,567	4,960	266				77,434
to customers	34,239	22,304	25,133	704				82,380

Financial assets designated at fair value[26]	7,722	3,600	6,988	40				18,350
– treasury and other eligible bills	215	–	34	–				249
– debt securities	6,114	3,600	6,399	40				16,153
– loans and advances:
to banks	594	–	555	–				1,149
to customers	799	–	–	–				799

Derivatives[26]	196,558	70,831	18,587	2,303				288,279

Loans and advances held at amortised cost	585,784	234,005	188,792	40,386	34,749	28,115	(22,198)	1,089,633
– to banks	142,135	40,911	12,064	983	140	228	(165)	196,296
– to customers[27]	443,649	193,094	176,728	39,403	34,609	27,887	(22,033)	893,337

Financial investments	333,892	20,963	15,298	4,072	–	2,417		376,642
– treasury and other similar bills	56,193	2,289	2,353	439	–	1		61,275
– debt securities	277,699	18,674	12,945	3,633	–	2,416		315,367

Other assets	9,797	5,880	12,264	1,583	660	459		30,643
– endorsements and acceptances	1,506	2,896	4,508	639	14	10		9,573
– accrued income and other	8,291	2,984	7,756	944	646	449		21,070

Total financial instruments	1,508,670	390,366	287,385	50,499	35,409	30,991	(22,198)	2,281,122

HSBC HOLDINGS PLC

Interim Management Report (continued)

	Neither past due nor impaired				Past due		Impair-
	Strong US$m	Good US$m	Satisfac- tory US$m	Sub- standard US$m	but not impaired US$m	Impaired US$m	ment allowances[25] US$m	Total US$m

At 31 December 2010
Cash and balances at central banks	51,682	3,100	2,461	140				57,383
Items in the course of collection from other banks	5,631	101	340	–				6,072
Hong Kong Government certificates of indebtedness	19,057	–	–	–				19,057

Trading assets[26]	256,576	41,620	43,278	2,492				343,966
– treasury and other eligible bills	23,663	1,000	957	–				25,620
– debt securities	141,837	8,254	17,222	955				168,268
– loans and advances:
to banks	55,534	9,980	4,865	77				70,456
to customers	35,542	22,386	20,234	1,460				79,622

Financial assets designated at fair value[26]	8,377	4,640	6,536	40				19,593
– treasury and other eligible bills	158	–	1	–				159
– debt securities	7,310	4,368	6,530	40				18,248
– loans and advances:
to banks	38	272	5	–				315
to customers	871	–	–	–				871

Derivatives[26]	199,920	45,042	13,980	1,815				260,757

Loans and advances held at amortised cost	653,248	251,265	186,704	37,057	30,320	28,284	(20,241)	1,166,637
– to banks	166,943	33,051	6,982	1,152	108	193	(158)	208,271
– to customers[27]	486,305	218,214	179,722	35,905	30,212	28,091	(20,083)	958,366

Financial investments	345,265	23,253	17,168	4,479	16	2,591		392,772
– treasury and other similar bills	52,423	2,702	1,882	115	–	7		57,129
– debt securities	292,842	20,551	15,286	4,364	16	2,584		335,643

Other assets	9,752	6,067	12,212	1,510	513	317		30,371
– endorsements and acceptances	2,074	3,305	4,227	493	9	8		10,116
– accrued income and other	7,678	2,762	7,985	1,017	504	309		20,255

Total financial instruments	1,549,508	375,088	282,679	47,533	30,849	31,192	(20,241)	2,296,608

For footnotes, see page 146.

Financial instruments on which credit quality has been assessed increased by 10% to US$2,531bn in the first half of 2011, of which US$1,695bn or 67% was classified as ‘strong’. This percentage was in line with 31 December 2010. The proportion of financial instruments classified as ‘good’ and ‘satisfactory’ remained broadly stable at 17% and 12%, respectively. The proportion of ‘sub-standard’ financial instruments was 2%.

Loans and advances held at amortised cost on which credit quality has been assessed increased by 8% to US$1,264bn. The increase in balances was mainly due to growth in corporate and commercial lending, as economic conditions generally improved and trade flows increased. The proportion of balances classified as ‘strong’ was broadly in line with the end of 2010 while the portion of balances classified as ‘good’ increased from 22% to 24%.

Trading assets on which credit quality has been assessed grew by 27% to US$438bn from 31 December 2010. The rise reflected an increase in our holdings of debt securities, together with a rise in settlement accounts and higher reverse repo balances. The proportion of balances classified as ‘strong’ declined from 75% to 73%.

HSBC HOLDINGS PLC

Interim Management Report (continued)

Past due but not impaired gross financial instruments

Examples of exposures past due but not impaired include overdue loans fully secured by cash collateral; mortgages that are individually assessed for impairment and that are in arrears more than

90 days, but where the value of collateral is sufficient to repay both the principal debt and all potential interest for at least one year; and short-term trade facilities past due more than 90 days for technical reasons such as delays in documentation, but where there is no concern over the creditworthiness of the counterparty.

Past due but not impaired gross loans and advances to customers and banks by geographical region

	Europe US$m	Hong Kong US$m	Rest of Asia- Pacific US$m	MENA US$m	North America US$m	Latin America US$m	Total US$m

At 30 June 2011	2,529	1,071	2,377	1,319	18,156	3,600	29,052
At 30 June 2010	2,717	1,230	2,019	1,372	23,483	3,928	34,749
At 31 December 2010	2,518	1,158	2,092	1,351	20,227	2,974	30,320

Past due but not impaired gross loans and advances to customers and banks by industry sector

	At 30 June 2011 US$m	At 30 June 2010 US$m	At 31 December 2010 US$m

Banks	116	140	108

Customers	28,936	34,609	30,212
Personal	23,435	28,995	24,824
Corporate and commercial	5,187	5,451	5,292
Financial	314	163	96

	29,052	34,749	30,320

Ageing analysis of past due but not impaired gross financial instruments

	Up to 29 days US$m	30-59 days US$m	60-89 days US$m	90-179 days US$m	180 days and over US$m	Total US$m
At 30 June 2011
Loans and advances held at amortised cost	19,254	6,257	3,169	235	137	29,052
– to banks	116	–	–	–	–	116
– to customers	19,138	6,257	3,169	235	137	28,936

Other assets	317	166	72	30	52	637
– endorsements and acceptances	13	1	–	–	2	16
– other	304	165	72	30	50	621

	19,571	6,423	3,241	265	189	29,689

At 30 June 2010
Loans and advances held at amortised cost	22,627	8,058	3,682	238	144	34,749
– to banks	140	–	–	–	–	140
– to customers	22,487	8,058	3,682	238	144	34,609

Other assets	348	164	85	24	39	660
– endorsements and acceptances	8	3	1	1	1	14
– other	340	161	84	23	38	646

	22,975	8,222	3,767	262	183	35,409

HSBC HOLDINGS PLC

Interim Management Report (continued)

	Up to 29 days US$m	30-59 days US$m	60-89 days US$m	90-179 days US$m	180 days and over US$m	Total US$m
At 31 December 2010
Loans and advances held at amortised cost	19,481	6,915	3,281	482	161	30,320
– to banks	108	–	–	–	–	108
– to customers	19,373	6,915	3,281	482	161	30,212
Financial investments
– debt securities	16	–	–	–	–	16
Other assets	262	123	57	26	45	513
– endorsements and acceptances	7	–	–	1	1	9
– other	255	123	57	25	44	504

	19,759	7,038	3,338	508	206	30,849

Impairment of loans and advances

Impaired loans and advances to customers and banks by industry sector

	Impaired loans and advances at 30 June 2011			Impaired loans and advances at 30 June 2010			Impaired loans and advances at 31 December 2010
	Individ- ually assessed US$m	Collect- ively assessed US$m	Total US$m	Individ- ually assessed US$m	Collect- ively assessed US$m	Total US$m	Individ- ually assessed US$m	Collect- ively assessed US$m	Total US$m
Banks	197	–	197	228	–	228	193	–	193
Customers	14,806	11,176	25,982	14,462	13,425	27,887	15,201	12,890	28,091
– personal	2,145	10,861	13,006	1,877	13,119	14,996	2,121	12,592	14,713
– corporate and commercial	11,462	315	11,777	11,663	305	11,968	11,964	298	12,262
– financial	1,199	–	1,199	922	1	923	1,116	–	1,116

	15,003	11,176	26,179	14,690	13,425	28,115	15,394	12,890	28,284

Impairment allowances

The tables below analyse by geographical region the impairment allowances recognised for impaired loans and advances that are either individually assessed or collectively assessed, and collective impairment allowances on loans and advances classified as not impaired.

Impairment allowances on loans and advances to customers by geographical region

	Europe US$m	Hong Kong US$m	Rest of Asia- Pacific US$m	MENA US$m	North America US$m	Latin America US$m	Total US$m
At 30 June 2011
Gross loans and advances
Individually assessed impaired loans[28]	8,923	489	1,081	1,896	1,553	864	14,806
Collectively assessed[29]	482,740	159,454	121,176	25,367	185,991	67,086	1,041,814
– impaired loans[28]	1,279	21	127	299	7,793	1,657	11,176
– non-impaired loans[30]	481,461	159,433	121,049	25,068	178,198	65,429	1,030,638

TGLAC	491,663	159,943	122,257	27,263	187,544	67,950	1,056,620

Total impairment allowances	5,332	573	828	1,569	8,282	2,148	18,732
– individually assessed	3,607	297	518	1,098	384	339	6,243
– collectively assessed	1,725	276	310	471	7,898	1,809	12,489

Net loans and advances	486,331	159,370	121,429	25,694	179,262	65,802	1,037,888

HSBC HOLDINGS PLC

Interim Management Report (continued)

	Europe %	Hong Kong %	Rest of Asia- Pacific %	MENA %	North America %	Latin America %	Total %
Individually assessed allowances as a percentage of individually assessed impaired loans	40.4	60.7	47.9	57.9	24.7	39.2	42.2
Collectively assessed allowances as a percentage of collectively assessed loans and advances	0.4	0.2	0.3	1.9	4.2	2.7	1.2
Total allowances as a percentage of TGLAC	1.1	0.4	0.7	5.8	4.4	3.2	1.8

	US$m	US$m	US$m	US$m	US$m	US$m	US$m
At 30 June 2010
Gross loans and advances
Individually assessed impaired loans[28]	8,420	782	989	1,718	1,699	854	14,462
Collectively assessed[29]	404,641	114,024	91,539	23,263	217,349	50,092	900,908
– impaired loans[28]	1,837	32	157	260	9,420	1,719	13,425
– non-impaired loans[30]	402,804	113,992	91,382	23,003	207,929	48,373	887,483

TGLAC	413,061	114,806	92,528	24,981	219,048	50,946	915,370

Total impairment allowances	5,835	731	856	1,587	10,907	2,117	22,033
– individually assessed	3,647	444	474	1,032	434	371	6,402
– collectively assessed	2,188	287	382	555	10,473	1,746	15,631

Net loans and advances	407,226	114,075	91,672	23,394	208,141	48,829	893,337

	%	%	%	%	%	%	%
Individually assessed allowances as a percentage of individually assessed impaired loans	43.3	56.8	47.9	60.1	25.5	43.4	44.3
Collectively assessed allowances as a percentage of collectively assessed loans and advances	0.5	0.3	0.4	2.4	4.8	3.5	1.7
Total allowances as a percentage of TGLAC	1.4	0.6	0.9	6.4	5.0	4.2	2.4

	US$m	US$m	US$m	US$m	US$m	US$m	US$m
At 31 December 2010
Gross loans and advances
Individually assessed impaired loans[28]	8,831	637	1,185	2,137	1,632	779	15,201
Collectively assessed[29]	432,631	140,683	108,505	24,141	198,070	59,218	963,248
– impaired loans[28]	1,726	23	139	296	9,095	1,611	12,890
– non-impaired loans[30]	430,905	140,660	108,366	23,845	188,975	57,607	950,358

TGLAC	441,462	141,320	109,690	26,278	199,702	59,997	978,449

Total impairment allowances	5,663	629	959	1,652	9,170	2,010	20,083
– individually assessed	3,563	345	629	1,163	390	367	6,457
– collectively assessed	2,100	284	330	489	8,780	1,643	13,626

Net loans and advances	435,799	140,691	108,731	24,626	190,532	57,987	958,366

	%	%	%	%	%	%	%
Individually assessed allowances as a percentage of individually assessed impaired loans	40.3	54.2	53.1	54.4	23.9	47.1	42.5
Collectively assessed allowances as a percentage of collectively assessed loans and advances	0.5	0.2	0.3	2.0	4.4	2.8	1.4
Total allowances as a percentage of TGLAC	1.3	0.4	0.9	6.3	4.6	3.4	2.1

For footnotes, see page 146.

HSBC HOLDINGS PLC

Interim Management Report (continued)

Movement in impairment allowances on loans and advances to customers and banks

	Banks	Customers
	individually assessed[7]	Individually assessed	Collectively assessed	Total
	US$m	US$m	US$m	US$m
At 1 January 2011	158	6,457	13,626	20,241
Amounts written off	–	(986)	(5,975)	(6,961)
Recoveries of loans and advances previously written off	–	107	623	730
Charge to income statement	1	637	4,335	4,973
Exchange and other movements	3	28	(120)	(89)

At 30 June 2011	162	6,243	12,489	18,894

Impairment allowances:
on loans and advances to customers		6,243	12,489	18,732
– personal		679	10,550	11,229
– corporate and commercial		4,966	1,853	6,819
– financial		598	86	684
as a percentage of loans and advances[31,32]	0.10%	0.64%	1.27%	1.66%

	US$m	US$m	US$m	US$m
At 1 January 2010	107	6,494	19,048	25,649
Amounts written off	(8)	(675)	(9,678)	(10,361)
Recoveries of loans and advances previously written off	2	58	393	453
Charge to income statement	12	1,057	6,165	7,234
Exchange and other movements	52	(532)	(297)	(777)

At 30 June 2010	165	6,402	15,631	22,198

Impairment allowances:
on loans and advances to customers		6,402	15,631	22,033
– personal		544	13,465	14,009
– corporate and commercial		5,471	2,050	7,521
– financial		387	116	503
as a percentage of loans and advances[31,32]	0.13%	0.76%	1.86%	2.29%

	US$m	US$m	US$m	US$m
At 1 July 2010	165	6,402	15,631	22,198
Amounts written off	(1)	(1,766)	(7,172)	(8,939)
Recoveries of loans and advances previously written off	–	85	482	567
Charge to income statement	–	1,556	4,758	6,314
Exchange and other movements	(6)	180	(73)	101

At 31 December 2010	158	6,457	13,626	20,241

Impairment allowances:
on loans and advances to customers		6,457	13,626	20,083
– personal		615	11,678	12,293
– corporate and commercial		5,274	1,863	7,137
– financial		568	85	653
as a percentage of loans and advances[31,32]	0.11%	0.70%	1.49%	1.91%

For footnotes, see page 146.

HSBC HOLDINGS PLC

Interim Management Report (continued)

Impairment charge

Net loan impairment charge by geographical region

	Europe US$m	Hong Kong US$m	Rest of Asia- Pacific US$m	MENA US$m	North America US$m	Latin America US$m	Total US$m
Half-year to 30 June 2011
Individually assessed impairment allowances
New allowances	744	20	78	96	182	89	1,209
Release of allowances no longer required	(269)	(23)	(61)	(37)	(41)	(35)	(466)
Recoveries of amounts previously written off	(21)	(13)	(11)	(11)	(15)	(34)	(105)

	454	(16)	6	48	126	20	638

Collectively assessed impairment allowances
New allowances net of allowance releases	684	52	188	81	3,004	951	4,960
Recoveries of amounts previously written off	(288)	(13)	(90)	(30)	(55)	(149)	(625)

	396	39	98	51	2,949	802	4,335

Total charge for impairment losses	850	23	104	99	3,075	822	4,973

Banks	–	–	–	–	–	1	1
Customers	850	23	104	99	3,075	821	4,972

	%	%	%	%	%	%	%
Charge for impairment losses as a percentage of closing gross loans and advances (annualised)	0.30	0.02	0.12	0.57	2.99	1.73	0.78

	US$m	US$m	US$m	US$m	US$m	US$m	US$m
At 30 June 2011
Impaired loans	10,309	514	1,210	2,215	9,408	2,523	26,179
Impairment allowances	5,412	573	828	1,586	8,346	2,149	18,894
Half-year to 30 June 2010
Individually assessed impairment allowances
New allowances	782	60	72	388	240	64	1,606
Release of allowances no longer required	(230)	(29)	(52)	(33)	(107)	(26)	(477)
Recoveries of amounts previously written off	(11)	(7)	(8)	(5)	(21)	(8)	(60)

	541	24	12	350	112	30	1,069

Collectively assessed impairment allowances
New allowances net of allowance releases	777	52	212	111	4,537	869	6,558
Recoveries of amounts previously written off	(104)	(13)	(77)	(24)	(73)	(102)	(393)

	673	39	135	87	4,464	767	6,165

Total charge for impairment losses	1,214	63	147	437	4,576	797	7,234

Banks	2	–	–	2	8	–	12
Customers	1,212	63	147	435	4,568	797	7,222

	%	%	%	%	%	%	%
Charge for impairment losses as a percentage of closing gross loans and advances (annualised)	0.49	0.09	0.23	2.62	3.91	2.22	1.31

	US$m	US$m	US$m	US$m	US$m	US$m	US$m
At 30 June 2010
Impaired loans	10,398	818	1,147	1,998	11,181	2,573	28,115
Impairment allowances	5,919	731	856	1,605	10,970	2,117	22,198

HSBC HOLDINGS PLC

Interim Management Report (continued)

	Europe US$m	Hong Kong US$m	Rest of Asia- Pacific US$m	MENA US$m	North America US$m	Latin America US$m	Total US$m
Half-year to 31 December 2010
Individually assessed impairment allowances
New allowances	1,092	51	239	173	340	116	2,011
Release of allowances no longer required	(164)	(25)	(32)	(22)	(89)	(38)	(370)
Recoveries of amounts previously written off	(24)	(5)	(21)	1	(15)	(21)	(85)

	904	21	186	152	236	57	1,556

Collectively assessed impairment allowances
New allowances net of allowance releases	562	67	177	63	3,565	806	5,240
Recoveries of amounts previously written off	(148)	(14)	(82)	(29)	(73)	(136)	(482)

	414	53	95	34	3,492	670	4,758

Total charge for impairment losses	1,318	74	281	186	3,728	727	6,314
Customers	1,318	74	281	186	3,728	727	6,314

	%	%	%	%	%	%	%
Charge for impairment losses as a percentage of closing gross loans and advances (annualised)	0.51	0.09	0.38	1.05	3.43	1.68	1.07
	US$m	US$m	US$m	US$m	US$m	US$m	US$m
At 31 December 2010
Impaired loans	10,663	665	1,324	2,453	10,789	2,390	28,284
Impairment allowances	5,741	629	959	1,669	9,234	2,010	20,241
Charge for impairment losses as a percentage of average gross loans and advances to customers by geographical region
	Europe	Hong Kong	Rest of Asia- Pacific	MENA	North America	Latin America	Total
	%	%	%	%	%	%	%
Half-year to 30 June 2011
New allowances net of allowance releases	0.57	0.07	0.36	1.04	3.27	3.20	1.20
Recoveries	(0.15)	(0.03)	(0.18)	(0.31)	(0.07)	(0.58)	(0.15)

Total charge for impairment losses	0.42	0.04	0.18	0.73	3.20	2.62	1.05

Amount written off net of recoveries	0.68	0.10	0.38	0.45	3.89	2.39	1.31
Half-year to 30 June 2010
New allowances net of allowance releases	0.71	0.17	0.51	3.85	4.34	3.64	1.81
Recoveries	(0.06)	(0.04)	(0.19)	(0.24)	(0.09)	(0.44)	(0.11)

Total charge for impairment losses	0.65	0.13	0.32	3.61	4.25	3.20	1.70

Amount written off net of recoveries	0.49	0.26	0.59	1.84	6.69	4.72	2.32
Half-year to 31 December 2010
New allowances net of allowance releases	0.77	0.13	0.80	1.65	3.71	3.24	1.53
Recoveries	(0.09)	(0.03)	(0.21)	(0.23)	(0.09)	(0.58)	(0.13)

Total charge for impairment losses	0.68	0.10	0.59	1.42	3.62	2.66	1.40

Amount written off net of recoveries	0.92	0.14	0.48	0.83	5.08	3.38	1.86

HSBC HOLDINGS PLC

Interim Management Report (continued)

Impaired loans by geographical region

	31 Dec 10 as reported US$m	Constant currency effect US$m	31 Dec 10 at 30 Jun 11 exchange rates US$m	Movement on a constant currency basis US$m	30 Jun 11 as reported US$m	Reported change %	Movement on a constant currency basis %
Europe	10,663	421	11,084	(775)	10,309	(3)	(7)
Hong Kong	665	–	665	(151)	514	(23)	(23)
Rest of Asia-Pacific	1,324	33	1,357	(147)	1,210	(9)	(11)
Middle East and North Africa	2,453	(4)	2,449	(234)	2,215	(10)	(10)
North America	10,789	26	10,815	(1,407)	9,408	(13)	(13)
Latin America	2,390	116	2,506	17	2,523	6	1

Total	28,284	592	28,876	(2,697)	26,179	(7)	(9)

Impaired loans and net loan impairment allowances

On a reported basis, loan impairment charges to the income statement of US$5.0bn in the first half of 2011 declined by 31% compared with the first half of 2010 and by 21% compared with the second half of 2010. Reported impaired loans were US$26.2bn, 7% lower than at 31 December 2010.

The following commentary is on a constant currency basis.

New loan impairment allowances were US$6.2bn, a decline of 26% compared with the first half of 2010, reflecting an overall improvement in the credit environment and lower lending balances in our US run-off portfolios. Releases and recoveries of US$1.2bn were 24% higher, mainly in the UK reflecting economic recovery.

Impaired loans were 2% of total gross loans and advances at 30 June 2011, in line with 31 December 2010.

In Europe, new loan impairment allowances were US$1.4bn, 13% lower than in the first half of 2010, reflecting an improved credit environment across the region. Individually assessed new loan impairment allowances decreased, mainly in the UK, as a result of lower loan impairment charges against specific exposures. Collectively assessed new loan impairment allowances also declined, mainly in the UK personal lending book, as a result of improved delinquency rates in both the secured and unsecured portfolios, strengthened risk management practices and improved collections. In addition, lower new loan impairment allowances reflected lower levels of unsecured lending. Impaired loans of US$10.3bn were 7% lower than at 31 December 2010.

Releases and recoveries in Europe were US$580m, an increase of 61% compared with the first half of 2010 due to higher recoveries in the UK.

In Hong Kong, new loan impairment allowances fell by 37% compared with the first half of 2010. New individually assessed loan impairment allowances declined, reflecting fewer loan impairment charges against specific exposures, while collectively assessed allowances remained broadly flat. Impaired loans declined by 23% from 31 December 2010, reflecting debt restructuring, repayments and write-offs.

Releases and recoveries in Hong Kong were US$49m, in line with the first half of 2010.

New loan impairment allowances in Rest of Asia-Pacific decreased by 11% to US$266m. The decline reflected lower collectively assessed new loan impairment allowances, mainly in India, where lending balances fell as certain higher risk unsecured portfolios were managed down. This was partly offset by increases in collectively assessed new loan impairment allowances in other parts of the region. Individually assessed new loan impairment allowances increased, mainly in Australia, due to loan impairment charges raised against a small number of CMB exposures. Impaired loans in the region decreased by 11% from the end of 2010 to US$1.2bn at 30 June 2011, mainly in India due to the write-off of a previously impaired loan.

Releases and recoveries in the region decreased by 12%, mainly due to lower releases for cards and unsecured products.

In the Middle East and North Africa, new loan impairment allowances declined by 65% to US$177m in the first half of 2011. Individually assessed new loan impairment charges fell, as charges in 2011 were restricted to a small number of corporate exposures and due to the non-recurrence of a significant charge related to a single corporate exposure in the UAE. Collectively assessed new loan impairment allowances also declined, primarily in the UAE due to lower delinquencies as a result of an improvement in the credit environment. Impaired

HSBC HOLDINGS PLC

Interim Management Report (continued)

loans decreased by 10% from 31 December 2010 to US$2.2bn due to the derecognition of a previously impaired loan in the UAE following debt restructuring.

Releases and recoveries in the region decreased by 26% to US$78m from the first half of 2010.

In North America, new loan impairment allowances declined markedly, reducing by 33% to US$3.2bn. In our Consumer Finance portfolios, the fall in new loan impairment allowances reflected a reduction in lending balances and an improvement in credit quality resulting in lower delinquency rates and higher recovery rates. This was partly offset by additional impairment charges as a result of changes in assumptions on the pace of recovery in house prices and delays in the timing of expected cash flows as a result of the temporary foreclosure suspension.

In our corporate and commercial portfolios, new loan impairment allowances also declined in the commercial real estate and middle market sectors, and lower write-offs in business banking reflected improved credit quality and lower delinquency levels. This was partially offset by a specific loan impairment charge associated with the downgrade of an individual commercial real estate loan. Releases and recoveries in North America declined by 45% to US$111m due to lower levels of payments on loans resulting in lower releases.

Impaired loans decreased by 13% from the end of 2010 to US$9.4bn, driven by the continued run-off of the Consumer Lending and Mortgage Services portfolios.

In Latin America, new loan impairment allowances increased by 3% to US$1.0bn. The increase in new loan impairment allowances was primarily in Brazil, driven by lending growth and higher delinquency partly offset by lower collective new loan impairment allowances reflecting the reduction in the size of the credit card portfolio in Mexico. Impaired loans were broadly in line with 31 December 2010 as an increase in Brazil reflecting increased delinquency and higher lending balances was broadly offset by a decline in Mexico following settlement of a previously impaired loan, and lower impaired loans in Argentina.

Releases and recoveries in Latin America increased by 51% from the first half of 2010 to US$218m, primarily in Brazil due to improved collections initiatives.

Securitisation exposures and other structured products

This section contains information about our exposure to the following:

•	asset-backed securities (‘ABS’s), including mortgage-backed securities (‘MBS’s) and related collateralised debt obligations (‘CDO’s);

•	direct lending at fair value through profit or loss;

•	monolines;

•	credit derivative product companies (‘CDPC’s);

•	leveraged finance transactions; and

•	representations and warranties related to mortgage sales and securitisation activities.

Business model

MBSs and other ABSs are held in Balance Sheet Management and as part of our investment portfolios in order to earn net interest income and management fees. Some are also held in the trading portfolio and hedged through credit derivative protection with the intention of earning the spread differential over the life of the instruments.

Our investment portfolios include securities investment conduits (‘SIC’s) and money market funds, as described in Note 21 on the Financial Statements. We also originate leveraged finance loans for the purpose of syndicating or selling them down to generate trading profit or holding them to earn interest margin over their lives.

These activities are not a significant part of GB&M’s ongoing activities. The purchase and securitisation of US mortgage loans and the secondary trading of US MBSs, which was conducted in our US MBS business, was discontinued in 2007.

Exposure in the first half of 2011

The first half of 2011 and, in particular, the second quarter saw renewed uncertainty and concerns over sovereign credit risk, and a more pessimistic outlook for the US housing market. However, despite these developments, the levels of write-downs and losses on our holdings of structured assets remained modest with net write-downs to the income statement of US$0.2bn in the first half of 2011 (first half of 2010: US$0.1bn net write-backs; second half of 2010: US$0.1bn net write-downs). Unrealised losses in our available-for-sale reserve continued to reduce due to increases in fair value and the principal amortisation of ABSs as repayments were received at par with the available-for-sale ABS reserve deficit down US$1.6bn to US$4.8bn.

HSBC HOLDINGS PLC

Interim Management Report (continued)

Overall exposure of HSBC

	At 30 June 2011		At 30 June 2010		At 31 December 2010
	Carrying amount US$bn	Including sub-prime and Alt-A US$bn	Carrying amount US$bn	Including sub-prime and Alt-A US$bn	Carrying amount US$bn	Including sub-prime and Alt-A US$bn
ABSs	72.9	8.1	72.6	9.4	73.9	8.5
– fair value through profit or loss	10.1	0.3	10.8	0.5	10.8	0.3
– available for sale[33]	54.7	6.8	53.2	7.5	54.7	7.1
– held to maturity[33]	2.1	0.2	2.4	0.2	2.2	0.2
– loans and receivables	6.0	0.8	6.2	1.2	6.2	0.9
Loans at fair value through profit or loss	1.1	0.9	1.9	1.5	1.6	1.2

Total ABS and direct lending at fair value through profit or loss	74.0	9.0	74.5	10.9	75.5	9.7
Less securities mitigated by credit derivatives with monolines and other financial institutions	(8.4)	(0.3)	(8.6)	(0.6)	(8.3)	(0.4)

	65.6	8.7	65.9	10.3	67.2	9.3

Leveraged finance loans	3.7	–	5.2	–	4.9	–
– fair value through profit or loss	0.1	–	0.2	–	0.3	–
– loans and receivables	3.6	–	5.0	–	4.6	–

	69.3	8.7	71.1	10.3	72.1	9.3

Exposure including securities mitigated by credit derivatives with monolines and other financial institutions	77.7	9.0	79.7	10.9	80.4	9.7

For footnote, see page 146.

ABSs classified as available for sale

Our principal holdings of available-for-sale ABSs are in GB&M through special purpose entities (‘SPE’s) which were established from the outset with the benefit of external investor first loss protection support, together with positions held directly and by Solitaire Funding Limited (‘Solitaire’), where we have first loss risk.

The following table summarises our exposure to ABSs classified as available for sale.

Available-for-sale asset-backed securities exposure

	At 30 June 2011			At 30 June 2010			At 31 December 2010
	Directly held/ Solitaire[34] US$m	SPEs US$m	Total US$m	Directly held/ Solitaire[34] US$m	SPEs US$m	Total US$m	Directly held/ Solitaire[34] US$m	SPEs US$m	Total US$m
Total carrying amount of net principal exposure	41,685	12,992	54,677	39,391	13,774	53,165	41,106	13,586	54,692
Notional principal value of securities impaired	3,426	2,371	5,797	2,710	2,372	5,082	3,015	2,399	5,414
Carrying value of capital notes liability	–	(333)	(333)	–	(320)	(320)	–	(254)	(254)

For footnote, see page 146.

HSBC HOLDINGS PLC

Interim Management Report (continued)

Movement in the available-for-sale (‘AFS’) reserve

	Half-year to 30 June 2011			Half-year to 30 June 2010			Half-year to 31 December 2010
	Directly held/ Solitaire[34]	SPEs	Total	Directly held/ Solitaire[34]	SPEs	Total	Directly held/ Solitaire[34]	SPEs	Total
	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m
AFS reserve at beginning of period	(4,102)	(2,306)	(6,408)	(7,349)	(4,864)	(12,213)	(4,914)	(3,168)	(8,082)
Increase in fair value of securities	618	355	973	1,678	1,051	2,729	497	492	989
Impairment charge:
– borne by HSBC	238	–	238	277	–	277	167	–	167
– allocated to capital note holders[35]	–	137	137	–	488	488	–	43	43
Repayment of capital	142	94	236	301	88	389	239	99	338
Other movements	5	(24)	(19)	179	69	248	(91)	228	137

AFS reserve at end of period	(3,099)	(1,744)	(4,843)	(4,914)	(3,168)	(8,082)	(4,102)	(2,306)	(6,408)

For footnotes, see page 146.

Securities investment conduits

The total carrying amount of ABSs held through SPEs in the above table represents holdings in which significant first loss protection is provided through capital notes issued by SICs, excluding Solitaire.

At each reporting date, we assess whether there is any objective evidence of impairment in the value of the ABSs held by SPEs. Impairment charges incurred on these assets are offset by a credit to the impairment line for the amount of the loss allocated to capital note holders.

The economic first loss protection remaining at 30 June 2011 amounted to US$2.2bn (30 June 2010: US$2.2bn; 31 December 2010: US$2.2bn). On an IFRSs accounting basis, the carrying value of the liability for the capital notes at 30 June 2011 amounted to US$0.3bn (30 June 2010: US$0.3bn; 31 December 2010: US$0.3bn). The impairment charge recognised during the first half of 2011 amounted to US$137m (first half of 2010: US$488m; second half of 2010: US$43m).

At 30 June 2011, the available-for-sale reserve in respect of securities held by the SICs was a deficit of US$2.0bn (30 June 2010: US$3.4bn; 31 December 2010: US$2.7bn). Of this, US$1.7bn related to ABSs (30 June 2010: US$3.2bn; 31 December 2010: US$2.3bn).

Impairments recognised during the first half of 2011 from assets held directly or within Solitaire, in recognition of the first loss protection of US$1.2bn we provide through credit enhancement and from drawings against the liquidity facility we provide, were US$238m (30 June 2010: US$277m; 31 December 2010: US$167m). The reduction in impairment charges compared with the first half of 2010 was due to the falling default rates in the underlying collateral pools. The level of impairment recognised in comparison with the deficit in the available-for-sale reserve was a reflection of the credit quality and seniority of the assets held.

Sub-prime and Alt-A residential mortgage-backed securities

The assets which are most sensitive to possible future impairment are sub-prime and Alt-A residential MBSs. Available-for-sale holdings in these higher risk categories where HSBC does not benefit from significant first loss protection amounted to US$3.5bn at 30 June 2011 (30 June 2010: US$4.2bn; 31 December 2010: US$3.8bn). For these securities the cumulative fair value losses not recognised in the income statement at 30 June 2011 was US$1.2bn (30 June 2010: losses of US$3.3bn; 31 December 2010: losses of US$1.6bn). Other holdings in these higher risk categories classified as available-for-sale are held in vehicles where third party first loss protection exists, as described in the section on SICs, above.

Impairment methodologies

The accounting policy for impairment and indicators of impairment is set out on page 259 and for available-for-sale ABSs on page 131 of the Annual Report and Accounts 2010.

HSBC HOLDINGS PLC

Interim Management Report (continued)

Impairment and cash loss projections

At 31 December 2010, management undertook a stress analysis to estimate further potential impairments and expected cash losses on the available-for-sale ABS portfolio. This exercise comprised a shift of projections of future loss severities, default rates and prepayment rates. The results of the analysis indicated that further impairment charges of some US$950m and expected cash losses of some US$250m could arise over the next two to three years.

At 30 June 2011, management re-performed the stress test. Management now estimates that accounting impairments of US$900m and cash losses of US$400m may arise over the remaining duration. The result reflects the deterioration in the outlook for the US economy at large and the US housing market in particular compared with previous stress projections. For example, housing prices are now projected to continue to fall further and for a longer period of time, and recover more slowly.

For the purposes of identifying impairment at the reporting date, the future projected cash flows reflect the effect of loss events that have occurred at or prior to the reporting date. For the purposes of performing stress tests to estimate potential future impairment charges, the projected future cash flows reflect additional assumptions about future loss events after the balance sheet date.

This analysis makes assumptions in respect of the future behaviour of loss severities, default rates and prepayment rates. Movements in the parameters are not independent of each other. For example, increased default rates and increased loss severities, which would imply greater impairments, generally arise under economic conditions that give rise to reduced levels of prepayment, reducing the potential for impairment charges. Conversely, economic conditions which increase the rates of prepayment are generally associated with reduced default rates and decreased loss severities.

At 30 June 2011, the incurred and projected impairment charges, measured in accordance with accounting requirements, significantly exceeded the expected cash losses on the securities. Over the lives of the available-for-sale ABSs the cumulative impairment charges will converge towards the level of cash losses. In respect of the SICs, in particular, the capital notes held by third parties are expected to absorb the cash losses arising in the vehicles.

Carrying amount of HSBC’s consolidated holdings of ABSs, and direct lending held at fair value through profit or loss

	Trading	Available for sale	Held to maturity	Designated at fair value through profit	Loans and receivables	Total	Of which held through consolidated SPEs
	US$m	US$m	US$m	US$m	US$m	US$m	US$m
At 30 June 2011
Mortgage-related assets
Sub-prime residential	1,022	2,556	–	–	598	4,176	2,696
– direct lending	830	–	–	–	–	830	560
– MBSs and MBS CDOs[36]	192	2,556	–	–	598	3,346	2,136

US Alt-A residential	163	4,231	177	–	255	4,826	3,417
– direct lending	80	–	–	–	–	80	–
– MBSs[36]	83	4,231	177	–	255	4,746	3,417

US Government agency and sponsored enterprises
– MBSs[36]	217	22,570	1,933	–	–	24,720	17

Other residential	800	3,801	–	–	990	5,591	2,332
– direct lending	188	–	–	–	–	188	–
– MBSs[36]	612	3,801	–	–	990	5,403	2,332

Commercial property
– MBSs and MBS CDOs[36]	552	8,119	–	111	1,935	10,717	6,439

	2,754	41,277	2,110	111	3,778	50,030	14,901

Leveraged finance-related assets
– ABSs and ABS CDOs[36]	379	5,695	–	–	399	6,473	4,450
Student loan-related assets
– ABSs and ABS CDOs[36]	137	5,110	–	–	151	5,398	4,411
Other assets
– ABSs and ABS CDOs[36]	1,791	2,595	–	6,053	1,637	12,076	1,783

	5,061	54,677	2,110	6,164	5,965	73,977	25,545

HSBC HOLDINGS PLC

Interim Management Report (continued)

	Trading	Available for sale	Held to maturity	Designated at fair value through profit	Loans and receivables	Total	Of which held through consolidated SPEs
	US$m	US$m	US$m	US$m	US$m	US$m	US$m
At 30 June 2010
Mortgage-related assets
Sub-prime residential	1,891	2,626	–	–	658	5,175	3,077
– direct lending	1,438	–	–	–	–	1,438	883
– MBSs and MBS CDOs[36]	453	2,626	–	–	658	3,737	2,194

US Alt-A residential	115	4,907	193	–	536	5,751	3,720
– direct lending	102	–	–	–	–	102	–
– MBSs[36]	13	4,907	193	–	536	5,649	3,720

US Government agency and sponsored enterprises
– MBSs[36]	472	19,341	2,254	–	–	22,067	347

Other residential	1,243	4,063	–	59	1,303	6,668	2,771
– direct lending	348	–	–	–	–	348	36
– MBSs[36]	895	4,063	–	59	1,303	6,320	2,735

Commercial property
– MBSs and MBS CDOs[36]	751	8,111	–	75	1,905	10,842	6,470

	4,472	39,048	2,447	134	4,402	50,503	16,385

Leveraged finance-related assets
– ABSs and ABS CDOs[36]	413	6,310	–	–	516	7,239	4,173
Student loan-related assets
– ABSs and ABS CDOs[36]	141	5,241	–	–	144	5,526	4,192
Other assets
– ABSs and ABS CDOs[36]	1,715	2,566	–	5,852	1,116	11,249	2,439

	6,741	53,165	2,447	5,986	6,178	74,517	27,189

At 31 December 2010
Mortgage-related assets
Sub-prime residential	1,297	2,565	–	–	652	4,514	2,763
– direct lending	1,078	–	–	–	–	1,078	632
– MBSs and MBS CDOs[36]	219	2,565	–	–	652	3,436	2,131

US Alt-A residential	180	4,545	191	–	270	5,186	3,651
– direct lending	96	–	–	–	–	96	–
– MBSs[36]	84	4,545	191	–	270	5,090	3,651

US Government agency and sponsored enterprises
– MBSs[36]	657	21,699	2,032	–	–	24,388	6

Other residential	1,075	4,024	–	–	1,111	6,210	2,669
– direct lending	417	–	–	–	–	417	–
– MBSs[36]	658	4,024	–	–	1,111	5,793	2,669

Commercial property
– MBSs and MBS CDOs[36]	546	8,160	–	111	1,942	10,759	6,441

	3,755	40,993	2,223	111	3,975	51,057	15,530

Leveraged finance-related assets
– ABSs and ABS CDOs[36]	392	5,418	–	–	414	6,224	3,886
Student loan-related assets
– ABSs and ABS CDOs[36]	163	5,178	–	–	150	5,491	4,251
Other assets
– ABSs and ABS CDOs[36]	1,936	3,103	–	6,017	1,710	12,766	2,526

	6,246	54,692	2,223	6,128	6,249	75,538	26,193

For footnote, see page 146.

The above table excludes leveraged finance transactions, which are shown separately on page 132.

HSBC HOLDINGS PLC

Interim Management Report (continued)

HSBC’s consolidated holdings of ABSs, and direct lending held at fair value through profit or loss

	Half-year to 30 June 2011					At 30 June 2011
	Gross fair value movements		Realised			Credit
	Income statement[38]	Other compre- hensive income[39]	gains/ (losses) in the income statement[40]	Reclassi- fied[41]	Gross principal[42]	default swap gross protection[43]	Net principal exposure[44]	Carrying amount[45]
	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m
Mortgage-related assets
Sub-prime residential
Direct lending	(12)	–	1	–	1,854	–	1,854	830
MBSs[36]	(1)	33	–	93	4,851	305	4,546	3,087
– high grade[37]	–	37	–	7	1,480	180	1,300	1,125
– rated C to A	(1)	(7)	–	86	3,236	125	3,111	1,915
– not publicly rated	–	3	–	–	135	–	135	47

MBS CDOs[36]	–	3	–	(1)	78	–	78	21
– high grade[37]	–	–	–	–	2	–	2	1
– rated C to A	–	3	–	(1)	76	–	76	20
– not publicly rated	–	–	–	–	–	–	–	–

	(13)	36	1	92	6,783	305	6,478	3,938

US Alt-A residential
Direct lending	1	–	–	–	90	–	90	80
MBSs[36]	–	51	2	479	9,142	100	9,042	4,670
– high grade[37]	–	(4)	–	5	531	100	431	376
– rated C to A	–	55	2	472	8,549	–	8,549	4,246
– not publicly rated	–	–	–	2	62	–	62	48

	1	51	2	479	9,232	100	9,132	4,750

US Government agency and sponsored enterprises
MBSs[36]
– high grade[37]	1	75	2	68	23,815	–	23,815	24,720

Other residential
Direct lending	30	–	21	–	187	–	187	188
MBSs[36]	2	44	1	(7)	6,135	–	6,135	5,403
– high grade[37]	–	43	1	(7)	5,356	–	5,356	4,786
– rated C to A	2	1	–	–	613	–	613	492
– not publicly rated	–	–	–	–	166	–	166	125

	32	44	22	(7)	6,322	–	6,322	5,591

Commercial property
MBS and MBS CDOs[36]	(1)	311	2	(51)	12,217	395	11,822	10,442
– high grade[37]	(1)	84	–	(12)	4,185	–	4,185	3,911
– rated C to A	–	228	2	(41)	7,903	395	7,508	6,432
– not publicly rated	–	(1)	–	2	129	–	129	99

Leveraged finance-related assets
ABSs and ABS CDOs[36]	–	114	–	(14)	7,289	806	6,483	5,950
– high grade[37]	–	122	–	(12)	6,382	384	5,998	5,507
– rated C to A	–	(8)	–	(2)	816	422	394	342
– not publicly rated	–	–	–	–	91	–	91	101

Student loan-related assets
ABSs and ABS CDOs[36]	3	248	1	2	6,819	100	6,719	5,353
– high grade[37]	3	59	1	4	3,754	–	3,754	3,339
– rated C to A	–	190	–	(2)	2,606	100	2,506	1,841
– not publicly rated	–	(1)	–	–	459	–	459	173

Other assets
ABS and ABS CDOs[36]	19	94	10	23	14,799	7,924	6,875	4,806
– high grade[37]	6	11	1	(5)	10,056	7,255	2,801	2,146
– rated C to A	14	80	8	28	4,226	669	3,557	2,310
– not publicly rated	(1)	3	1	–	517	–	517	350

Total	42	973	40	592	87,276	9,630	77,646	65,550

HSBC HOLDINGS PLC

Interim Management Report (continued)

	Half-year to 30 June 2010				At 30 June 2010
	Gross fair value movements		Realised			Credit
	Income statement[38] US$m	Other compre- hensive income[39] US$m	gains/ (losses) in the income statement[40] US$m	Reclassi- fied[41] US$m	Gross principal[42] US$m	default swap gross protection[43] US$m	Net principal exposure[44] US$m	Carrying amount[45] US$m
Mortgage-related assets
Sub-prime residential
Direct lending	(15)	–	(14)	–	2,064	–	2,064	1,438
MBSs[36]	329	186	52	315	5,268	456	4,812	3,142
– high grade[37]	2	102	2	38	1,968	331	1,638	1,423
– rated C to A	327	84	50	277	3,194	125	3,068	1,717
– not publicly rated	–	–	–	–	106	–	106	2

MBS CDOs[36]	9	3	52	–	676	14	662	31
– high grade[37]	–	2	52	–	14	–	14	16
– rated C to A	9	1	–	–	524	14	510	13
– not publicly rated	–	–	–	–	138	–	138	2

	323	189	90	315	8,008	470	7,538	4,611

US Alt-A residential
Direct lending	–	–	–	–	113	–	113	102
MBSs[36]	–	359	9	884	11,384	100	11,284	5,580
– high grade[37]	–	29	–	30	818	100	718	610
– rated C to A	–	323	9	855	10,381	–	10,381	4,811
– not publicly rated	–	7	–	(1)	185	–	185	159

	–	359	9	884	11,497	100	11,397	5,682

US Government agency and sponsored enterprises
MBSs[36]
– high grade[37]	(2)	415	(3)	(63)	21,271	–	21,271	22,067

Other residential
Direct lending	40	–	16	–	341	–	341	348
MBSs[36]	116	108	22	4	7,141	–	7,141	6,320
– high grade[37]	46	106	22	7	6,242	–	6,242	5,580
– rated C to A	70	–	–	(3)	705	–	705	633
– not publicly rated	–	2	–	–	194	–	194	107

	156	108	38	4	7,482	–	7,482	6,668

Commercial property
MBS and MBS CDOs[36]	(163)	946	(31)	170	12,635	412	12,223	10,580
– high grade[37]	(174)	601	(47)	119	8,682	100	8,582	7,644
– rated C to A	12	345	15	48	3,821	312	3,509	2,838
– not publicly rated	(1)	–	1	3	132	–	132	98

Leveraged finance-related assets
ABSs and ABS CDOs[36]	57	462	4	40	8,372	514	7,858	6,725
– high grade[37]	57	328	1	23	6,943	346	6,598	5,815
– rated C to A	–	134	3	17	1,383	168	1,214	864
– not publicly rated	–	–	–	–	46	–	46	46

Student loan-related assets
ABSs and ABS CDOs[36]	3	132	2	(3)	7,317	–	7,317	5,438
– high grade[37]	5	93	2	(2)	4,898	–	4,898	4,311
– rated C to A	(2)	46	–	(1)	1,649	–	1,649	835
– not publicly rated	–	(7)	–	–	770	–	770	292

Other assets
ABS and ABS CDOs[36]	(204)	118	64	55	12,775	7,076	5,699	4,160
– high grade[37]	(312)	(8)	4	3	9,176	6,613	2,563	1,794
– rated C to A	107	131	50	52	2,784	463	2,321	1,758
– not publicly rated	1	(5)	10	–	815	–	815	608

Total	170	2,729	173	1,402	89,357	8,572	80,785	65,931

HSBC HOLDINGS PLC

Interim Management Report (continued)

HSBC’s consolidated holdings of ABSs, and direct lending held at fair value through profit or loss (continued)

	Half-year to 31 December 2010				At 31 December 2010
	Gross fair value movements		Realised			Credit
	Income statement[38] US$m	Other compre- hensive income[39] US$m	gains/ (losses) in the income statement[40] US$m	Reclassi- fied[41] US$m	Gross principal[42] US$m	default swap gross protection[43] US$m	Net principal exposure[44] US$m	Carrying amount[45] US$m
Mortgage-related assets
Sub-prime residential
Direct lending	(20)	–	(6)	–	2,233	–	2,233	1,078
MBSs[36]	(271)	127	(38)	70	5,104	336	4,768	3,135
– high grade[37]	4	49	3	14	1,996	292	1,704	1,458
– rated C to A	(275)	78	(43)	56	3,006	44	2,962	1,645
– not publicly rated	–	–	2	–	102	–	102	32

MBS CDOs[36]	(9)	4	(52)	(3)	90	12	78	17
– high grade[37]	–	(2)	(52)	–	2	–	2	1
– rated C to A	(9)	5	–	(3)	86	12	74	14
– not publicly rated	–	1	–	–	2	–	2	2

	(300)	131	(96)	67	7,427	348	7,079	4,230

US Alt-A residential
Direct lending	(1)	–	–	–	108	–	108	96
MBSs[36]	4	216	(6)	680	9,957	100	9,857	5,013
– high grade[37]	–	6	3	15	660	100	560	473
– rated C to A	4	216	(9)	665	9,254	–	9,254	4,503
– not publicly rated	–	(6)	–	–	43	–	43	37

	3	216	(6)	680	10,065	100	9,965	5,109

US Government agency and sponsored enterprises
MBSs[36]
– high grade[37]	5	(189)	(8)	20	23,739	–	23,739	24,388

Other residential
Direct lending	23	–	19	–	424	–	424	417
MBSs[36]	(110)	55	(18)	(11)	6,571	–	6,571	5,793
– high grade[37]	(41)	43	(18)	(14)	5,841	–	5,841	5,256
– rated C to A	(69)	14	–	3	648	–	648	450
– not publicly rated	–	(2)	–	–	82	–	82	87

	(87)	55	1	(11)	6,995	–	6,995	6,210

Commercial property
MBS and MBS CDOs[36]	208	420	37	(58)	12,625	421	12,204	10,493
– high grade[37]	179	(61)	51	(48)	6,341	15	6,326	5,791
– rated C to A	28	481	(13)	(12)	6,201	406	5,795	4,637
– not publicly rated	1	–	(1)	2	83	–	83	65

Leveraged finance-related assets
ABSs and ABS CDOs[36]	(52)	(9)	(4)	(22)	7,148	788	6,360	5,721
– high grade[37]	(54)	(20)	(1)	(31)	6,078	351	5,727	5,148
– rated C to A	2	11	(3)	9	971	437	534	472
– not publicly rated	–	–	–	–	99	–	99	101

Student loan-related assets
ABSs and ABS CDOs[36]	4	98	1	(3)	7,161	100	7,061	5,459
– high grade[37]	4	(49)	1	(2)	4,080	–	4,080	3,626
– rated C to A	–	111	–	(1)	2,620	100	2,520	1,663
– not publicly rated	–	36	–	–	461	–	461	170

Other assets
ABS and ABS CDOs[36]	206	267	(63)	12	15,497	7,765	7,732	5,622
– high grade[37]	312	196	(4)	(2)	10,947	7,447	3,500	2,884
– rated C to A	(105)	57	(49)	(6)	4,059	318	3,741	2,379
– not publicly rated	(1)	14	(10)	20	491	–	491	359

Total	(13)	989	(138)	685	90,657	9,522	81,135	67,232

For footnotes, see page 146.

HSBC HOLDINGS PLC

Interim Management Report (continued)

Analysis of exposures and significant movements

Sub-prime residential mortgage-related assets

Sub-prime residential mortage-related assets included US$2.8bn (30 June 2010: US$3.5bn; 31 December 2010: US$3.1bn) related to US-originated assets and US$1.1bn (30 June 2010: US$1.1bn; 31 December 2010: US$1.1bn) relating to UK non-conforming residential mortgage-related assets. US-originated assets represented US$1.5bn (30 June 2010: US$1.5bn; 31 December 2010: US$1.5bn) of the non-high grade assets held of US$2.0bn (30 June 2010: US$1.7bn; 31 December 2010: US$1.7bn), reflecting the higher quality of the UK-originated assets.

Gains on releases of impairment of US$2m on assets classified as available for sale were recognised in the first half of 2011 (30 June 2010: losses of US$100m; 31 December 2010: gains of US$52m). Of the above gains, first half gains of US$41m

(30 June 2010: losses of US$98m; 31 December 2010: gains of US$44m) occurred in the SICs and were allocated to the capital note holders.

US Alt-A residential mortgage-related assets

During the first half of 2011, further impairments of US$364m (30 June 2010: US$598m; 31 December 2010: US$286m) were recorded in respect of Alt-A mortgage-related assets. Of the impairment above, US$168m (30 June 2010: US$369m; 31 December 2010: US$81m) occurred in the SICs and was allocated to the capital note holders.

The following table shows the vintages of the collateral assets supporting our holdings of US sub-prime and Alt-A MBSs. Market prices for these instruments generally incorporate higher discounts for later vintages. The majority of our holdings of US sub-prime MBSs originated pre-2007; holdings of US Alt-A MBSs are more evenly distributed between pre-2007 vintages and those from 2007.

Vintages of US sub-prime and Alt-A mortgage-backed securities

	Gross principal[42] of US sub-prime mortgage-backed securities at			Gross principal[42] of US Alt-A mortgage-backed securities at
	30 June	30 June	31 December	30 June	30 June	31 December
	2011	2010	2010	2011	2010	2010
	US$m	US$m	US$m	US$m	US$m	US$m
Mortgage vintage
Pre-2006	888	1,358	1,061	1,024	1,389	1,159
2006	1,687	2,074	1,822	4,361	5,499	5,147
2007	933	1,060	979	3,757	4,496	3,651

	3,508	4,492	3,862	9,142	11,384	9,957

For footnote, see page 146.

US Government agency and sponsored enterprises mortgage-related assets

During the first half of 2011, we increased our holdings of US Government agency and sponsored enterprises mortgage-related assets by US$0.3bn.

Other residential mortgage-related assets

The majority of our other residential mortgage-related assets were originated in the UK (30 June 2011: US$3.6bn; 30 June 2010: US$4.2bn; 31 December 2010: US$3.9bn). No impairments were recognised in respect of these UK-originated assets in the first half of 2011, nor throughout 2010, reflecting credit support within the asset portfolio.

Commercial property mortgage-related assets

Of our total of US$10.4bn (30 June 2010: US$10.6bn; 31 December 2010: US$10.5bn) of commercial property mortgage-related assets, US$4.9bn related to US originated assets (30 June 2010: US$5.4bn; 31 December 2010: US$5.2bn). Spreads continued to tighten on both US and non-US commercial property mortgage-related assets during the first half of 2011. Impairments of nil were recognised (30 June 2010: US$11m; 31 December 2010: write-backs of US$6m).

Leveraged finance-related assets

The majority of these assets related to US-originated exposures; 93% (30 June 2010: 86%; 31 December 2010: 90%) were high grade with no impairments recorded in the period.

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Student loan-related assets

Our holdings in student loan-related assets were US$5.4bn (30 June 2010: US$5.4bn; 31 December 2010: US$5.5bn). No impairments were recorded on student loan-related assets in the first half of 2011, nor throughout 2010.

Transactions with monoline insurers

HSBC’s exposure to derivative transactions entered into directly with monolines

Our principal exposure to monolines is through a number of OTC derivative transactions, mainly credit default swaps (‘CDS’s). We entered into these CDSs primarily to purchase credit protection against securities held at the time within the trading portfolio.

During the first half of 2011, the notional value of contracts with monolines was largely unchanged, but our overall credit exposure to monolines decreased as credit spreads narrowed. The table below sets out the fair value, essentially the replacement cost, of the derivative transactions at 30 June 2011, and hence the amount at risk if the CDS protection purchased were to be wholly ineffective because, for example, the monoline insurer was unable to meet its obligations. To further analyse that risk, the value of protection purchased is shown subdivided between those monolines that were rated by S&P at ‘BBB– or above’ at 30 June 2011, and those that were ‘below BBB–’ (‘BBB–’ is the S&P cut-off for an investment grade classification). The ‘Credit risk adjustment’ column indicates the valuation adjustment taken against the net exposures, and reflects our best estimate of the likely loss of value on purchased protection arising from the deterioration in creditworthiness of the monolines. These valuation adjustments, which reflect a measure of the irrecoverability of the protection purchased, have been charged to the income statement. During the first half of 2011, the credit risk adjustment on derivative contracts with monolines decreased as the exposures decreased.

HSBC’s exposure to derivative transactions entered into directly with monoline insurers

	Notional amount	Net exposure before credit risk adjustment[46]	Credit risk adjustment[47]	Net exposure after credit risk adjustment
	US$m	US$m	US$m	US$m
At 30 June 2011
Derivative transactions with monoline counterparties
Monolines – investment grade (BBB– or above)	5,269	846	(85)	761
Monolines – sub-investment grade (below BBB–)	2,224	539	(372)	167

	7,493	1,385	(457)	928

At 30 June 2010
Derivative transactions with monoline counterparties
Monolines – investment grade (BBB– or above)	5,103	920	(92)	828
Monolines – sub-investment grade (below BBB–)	2,464	751	(475)	276

	7,567	1,671	(567)	1,104

At 31 December 2010
Derivative transactions with monoline counterparties
Monolines – investment grade (BBB– or above)	5,179	876	(88)	788
Monolines – sub-investment grade (below BBB–)	2,290	648	(431)	217

	7,469	1,524	(519)	1,005

For footnotes, see page 146.

The above table can be analysed as follows. At 30 June 2011, HSBC had derivative transactions referenced to underlying securities with a notional value of US$7.5bn (30 June 2010: US$7.6bn; 31 December 2010: US$7.5bn), whose value at that date indicated a potential claim against the protection purchased from the monolines of some US$1.4bn (30 June 2010: US$1.7bn; 31 December 2010: US$1.5bn). On the basis of a credit assessment of the monolines, a provision of US$457m has been taken (30 June 2010: US$567m; 31 December 2010:

US$519m), leaving US$928m exposed (30 June 2010: US$1.1bn; 31 December 2010: US$1.0bn), of which US$761m is recoverable from monolines rated investment grade at 30 June 2011 (30 June 2010: US$828m; 31 December 2010: US$788m). The provisions taken imply in aggregate that 90 cents in the dollar will be recoverable from investment grade monolines and 31 cents in the dollar from non-investment grade monolines (30 June 2010: 90 cents and 37 cents, respectively;

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31 December 2010: 90 cents and 33 cents, respectively).

For the CDSs, market prices are generally not readily available. Therefore the CDSs are valued on the basis of market prices of the referenced securities.

The credit risk adjustment against monolines is determined by one of a number of methodologies, dependent upon the internal credit rating of the monoline. Our assignment of internal credit ratings is based upon detailed credit analysis, and may differ from external ratings.

Credit risk adjustments for monolines

•	For highly-rated monolines, the standard credit risk adjustment methodology (as described on page 190) applies, with the exception that the future exposure profile is deemed to be constant (equal to the current market value) over the weighted average life of the referenced security, and the credit risk adjustment cannot fall below 10% of the mark-to-market exposure.

•	In respect of monolines where default has either occurred or there is a strong possibility of default in the near term, the adjustment is determined based on the estimated probabilities of various potential scenarios, and the estimated recovery in each case.

•	For other monoline exposures, the credit risk adjustment follows the methodology for highly-rated monolines, adjusted to include the probability of a claim arising in respect of the referenced security, and applies implied probabilities of default where the likelihood of a claim is believed to be high.

HSBC’s monoline credit risk adjustment calculation utilises a range of approaches depending on the credit quality of the monoline. The net effect of utilising the methodology adopted for ‘highly-rated’ monolines across all monolines would be to reduce the credit risk adjustment by US$117m (30 June 2010: US$14m; 31 December 2010: US$94m). The net effect of utilising a methodology based on credit default swap spreads would be an increase in credit risk adjustment of US$49m (30 June 2010: increase of US$52m; 31 December 2010: increase of US$8m).

At 30 June 2011, US$1.2bn (30 June 2010: US$1.6bn; 31 December 2010: US$1.4bn) notional value of securities referenced by monoline CDS transactions with a market value of US$0.9bn (30 June 2010: US$1.2bn; 31 December 2010: US$1.0bn) were held in the loans and receivables category, having been included in the reclassification of financial assets described in Note 10 on the Financial Statements. At the date of reclassification, the market value of the assets was US$1.0bn. The reclassification resulted in an accounting asymmetry between the CDSs, which continue to be held at fair value through profit and loss, and the reclassified securities, which are accounted for on an amortised cost basis. If the reclassifications had not occurred, the effect on the income statement for the half year to 30 June 2011 would have been an increase in profit of US$4m (first half of 2010: increase in profit of US$30m; second half of 2010: decrease in profit of US$33m). This amount represents the difference between the increase in market value of the securities during the first half of 2011 and the accretion recognised under the amortised cost method in the period.

HSBC’s exposure to direct lending and irrevocable commitments to lend to monolines

HSBC had no liquidity facilities to monolines at 30 June 2011 (30 June 2010: nil; 31 December 2010: nil).

HSBC’s exposure to debt securities which benefit from guarantees provided by monolines

Within both the trading and available-for-sale portfolios, we hold bonds that are ‘wrapped’ with a credit enhancement from a monoline. As the bonds are traded explicitly with the benefit of this enhancement, any deterioration in the credit profile of the monoline is reflected in market prices and, therefore, in the carrying amount of these securities at 30 June 2011. For wrapped bonds held in our trading portfolio, the mark-to-market movement has been reflected through the income statement. For wrapped bonds held in the available-for-sale portfolio, the mark-to-market movement is reflected in equity unless there is objective evidence of impairment, in which case the impairment loss is reflected in the income statement. No wrapped bonds were included in the reclassification of financial assets described in Note 10 on the Financial Statements.

HSBC’s exposure to Credit Derivative Product Companies

CDPCs are independent companies that specialise in selling credit default protection on corporate exposures. At 30 June 2011, HSBC had purchased from CDPCs credit protection with a notional value of US$4.8bn (30 June 2010: US$5.0bn; 31 December 2010: US$4.9bn) which had a fair value of US$226m (30 June 2010: US$374m; 31 December 2010: US$235m), against which a credit risk adjustment (a provision) of US$49m (30 June 2010: US$98m; 31 December 2010: US$63m) was held. At 30 June 2011, none of the exposure was to CDPCs with investment grade ratings (30 June 2010: 23%; 31 December 2010: nil).

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Leveraged finance transactions

Leveraged finance transactions include sub-investment grade acquisition or event-driven financing. The following table shows our exposure to leveraged finance transactions arising from primary transactions. Our additional exposure to leveraged finance loans through holdings of ABSs from our trading and investment activities is shown in the table on page 124.

HSBC’s exposure to leveraged finance transactions

	Exposures at 30 June 2011			Exposures at 30 June 2010			Exposures at 31 December 2010
	Funded[48]	Un- funded[49]	Total	Funded[48]	Un- funded[49]	Total	Funded[48]	Un- funded[49]	Total
	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m

Europe	2,761	289	3,050	3,369	393	3,762	3,337	298	3,635
Rest of Asia-Pacific	–	–	–	63	24	87	17	22	39
North America	489	127	616	1,204	184	1,388	1,066	185	1,251

	3,250	416	3,666	4,636	601	5,237	4,420	505	4,925

Held within:
– loans and receivables	3,249	356	3,605	4,633	450	5,083	4,199	393	4,592
– fair value through profit or loss	1	60	61	3	151	154	221	112	333

For footnotes, see page 146.

We held leveraged finance commitments of US$3.8bn at 30 June 2011 (30 June 2010: US$5.5bn; 31 December 2010: US$5.1bn), of which US$3.3bn (30 June 2010: US$4.9bn; 31 December 2010: US$4.6bn) was funded.

As described in Note 10 on the Financial Statements, certain leveraged finance loans were reclassified from held for trading to loans and receivables. As a result, these loans are held at amortised cost subject to impairment and are not marked to market, and no net gains (30 June 2010: net losses of US$0.3bn; 31 December 2010: net gains of US$0.1bn) were taken to the income statement in the first half of 2011.

At 30 June 2011, our principal exposures were to companies in two sectors: US$1.5bn to data processing (30 June 2010: US$3.1bn; 31 December 2010: US$2.8bn) and US$1.8bn to communications and infrastructure (30 June 2010: US$1.7bn; 31 December 2010: US$1.8bn). During the first half of 2011, 99% of the total fair value movement not recognised was against exposures in these two sectors (30 June 2010: 99%; 31 December 2010: 99%).

Representations and warranties related to mortgage sales and securitisation activities

We have been involved in various activities related to the sale and securitisation of residential mortgages, which are not recognised on our balance sheet. These activities include:

•	the purchase of US$24bn by HSBC Bank USA, substantially all of which were originated by non-HSBC entities, with a current outstanding balance of approximately US$9bn and securitisation of these by HSBC Securities (USA) Inc. (‘HSI’) between 2005 and 2007;

•

HSI acting as underwriter for third-party issuance of private label MBSs with an original issuance value of US$37bn and a current outstanding balance of approximately US$16bn, most of which were sub-prime, as well as underwriting US$6bn of MBSs issued by HSBC Finance; and

•	the origination and sale by HSBC Bank USA of mortgage loans, primarily to government sponsored entities.

In sales and securitisations of mortgage loans, various representations and warranties regarding the loans may be made to purchasers of the mortgage loans and MBSs. In respect of the purchase and securitisation of third party originated mortgages and the underwriting of third-party MBSs, the obligation to repurchase loans in the event of a breach of loan level representations and warranties resides predominantly with the organisation that originated the loan. While certain of these originators are or may become financially impaired and, therefore, unable to fulfil their repurchase obligations, we do not believe we have significant exposure for repurchases on these loans.

At 30 June 2011, a liability of US$237m was recognised in respect of various representations and warranties relating to the origination and sale by HSBC Bank USA of mortgage loans, primarily to government sponsored entities (30 June 2010:

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US$205m; 31 December 2010: US$262m). These relate to, among other things, the ownership of the loans, the validity of the liens, the loan selection and origination process, and the compliance to the origination criteria established by the agencies. In the event of a breach of our representations and warranties, HSBC Bank USA may be obliged to repurchase the loans with identified defects or to indemnify the buyers. The liability is estimated based on the level of outstanding repurchase demands, the level of outstanding requests for loan files and estimated future demands in respect of mortgages sold to date which are either two or more payments delinquent or are expected to become delinquent at an estimated conversion rate. Repurchase demands of US$103m were outstanding at 30 June 2011 (30 June 2010: US$160m; 31 December 2010: US$115m).

Participants in the US mortgage securitisation market that purchased and repackaged whole loans have been the subject of lawsuits and governmental and regulatory investigations and inquiries which have been directed at groups within the US mortgage market such as servicers, originators, underwriters, trustees or sponsors of securitisations. Further information is provided in Note 24 on the Financial Statements.

Risk elements in the loan portfolio

The disclosure of credit risk elements under the following headings reflects US accounting practice and classifications. The purpose of the disclosure is to present within the US disclosure framework those elements of the loan portfolios with a greater risk of loss. The three main classifications of credit risk elements presented are:

•	impaired loans;

•	unimpaired loans contractually past due 90 days or more as to interest or principal; and

•	troubled debt restructurings not included in the above.

Impaired loans

Loans are classified as impaired when there is objective evidence that not all contractual cash flows will be received. In accordance with IFRSs, we recognise interest income on assets after they have been written down as a result of an impairment loss.

Unimpaired loans past due 90 days or more as to principal or interest

Loans that are subject to individual impairment assessment and are over 90 days past due as regards principal and/or interest are classified as unimpaired loans when we expect to recover contractual cash flows in full.

Troubled debt restructurings

The SEC requires separate disclosure of any loans not included in the previous two categories whose terms have been modified to grant concessions other than are warranted by market conditions because of problems with the borrower. These are classified as ‘troubled debt restructurings’ (‘TDR’s). The definition of TDRs differs from the ‘Renegotiated loans that would otherwise be past due or impaired’ quantified on page 108 insofar as for TDRs, the delinquency status of the loan following restructuring may continue to be past due not impaired or, where appropriate, impaired. In addition, where a restructure is on market terms, the classification of a loan as a TDR may be discontinued after the first year if the debt performs in accordance with the new terms.

TDRs are broadly unchanged compared with year-end 2010.

In April 2011, the Financial Accounting Standards Board (‘FASB’) issued an Accounting Standards Update, ‘Clarifications to Accounting for Troubled Debt Restructurings by Creditors’ (‘ASU’) which provides additional guidance to assist in determining whether a restructuring of a receivable meets the criteria to be considered a troubled debt restructuring (‘TDR’). As we report under IFRSs, the guidance will only affect the amounts disclosed by the Group as TDRs in accordance with SEC regulations and not the measurement of impairment allowances under IFRSs. The new guidance will be applied retrospectively to restructurings occurring on or after 1 January 2011. Implementation of this ASU will result in significantly higher volumes of restructured loans, and in particular re-aged and modified accounts in the US, being reported as TDRs as at 31 December 2011. Although we are in the process of evaluating the impact of adopting this ASU, we expect that the impact to our disclosures on TDRs will be material. Additionally, we continue to review our current customer account management policies and practices in the US to determine if any changes will be made in future periods as a result of this guidance.

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Potential problem loans

Credit risk elements also cover potential problem loans. These are loans where information on possible credit problems among borrowers causes management to seriously doubt their ability to comply with the loan repayment terms. There are no potential problem loans other than those identified in the table of risk elements set out below, and as discussed in ‘Areas of special interest’ on page 98. ‘Areas of special interest’ includes further disclosure about certain homogeneous groups of loans which are collectively assessed for impairment and which represent our most significant exposure to potential problem loans. Collectively assessed loans and advances, as set out on page 115, although not classified as impaired until more than 90 days, are assessed collectively for losses that have been incurred but have not yet been individually identified. This policy is further described on page 256 of the Annual Report and Accounts 2010.

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Analysis of risk elements in the loan portfolio by geographical region

	At 30 June 2011 US$m	At 30 June 2010 US$m	At 31 December 2010 US$m

Impaired loans
Europe	10,309	10,398	10,663
Hong Kong	514	818	665
Rest of Asia-Pacific	1,210	1,147	1,324
Middle East and North Africa	2,215	1,998	2,453
North America	9,408	11,181	10,789
Latin America	2,523	2,573	2,390

	26,179	28,115	28,284

Unimpaired loans contractually past due 90 days or more as to principal or interest
Europe	22	60	64
Hong Kong	3	4	7
Rest of Asia-Pacific	17	15	40
Middle East and North Africa	185	194	264
North America	142	94	265
Latin America	3	15	3

	372	382	643

Troubled debt restructurings (not included in the classifications above)
Europe	269	342	240
Hong Kong	182	235	205
Rest of Asia-Pacific	160	173	198
Middle East and North Africa	391	94	50
North America	9,350	10,290	9,670
Latin America	1,394	1,378	1,319

	11,746	12,512	11,682

Trading loans classified as in default
North America	245	512	412

Risk elements on loans
Europe	10,600	10,800	10,967
Hong Kong	699	1,057	877
Rest of Asia-Pacific	1,387	1,335	1,562
Middle East and North Africa	2,791	2,286	2,767
North America	19,145	22,077	21,136
Latin America	3,920	3,966	3,712

	38,542	41,521	41,021

Assets held for resale
Europe	49	42	47
Hong Kong	4	6	2
Rest of Asia-Pacific	7	6	5
Middle East and North Africa	–	2	2
North America	797	961	1,084
Latin America	119	130	121

	976	1,147	1,261

Total risk elements
Europe	10,649	10,842	11,014
Hong Kong	703	1,063	879
Rest of Asia-Pacific	1,394	1,341	1,567
Middle East and North Africa	2,791	2,288	2,769
North America	19,942	23,038	22,220
Latin America	4,039	4,096	3,833

	39,518	42,668	42,282

	%	%	%

Loan impairment allowances as a percentage of risk elements on loans[1]	49.3	54.1	49.8

1	Ratio excludes trading loans classified as in default.

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Liquidity and funding

Liquidity and funding in the first half of 2011	134
Management of liquidity risk	134
HSBC Finance	134
Contingent liability risk	135

Liquidity risk is the risk that the Group does not have sufficient financial resources to meet its obligations as they fall due, or will have to do so at an excessive cost. The risk arises from mismatches in the timing of cash flows.

There have been no material changes to our policies and practices for the management of liquidity and funding risks as described in the Annual Report and Accounts 2010.

Our liquidity and funding risk management framework

The objective of our liquidity framework is to allow us to withstand very severe liquidity stresses. It is designed to be adaptable to changing business models, markets and regulations.

We expect our operating entities to manage liquidity and funding risk on a standalone basis employing a centrally imposed framework and limit structure which is adapted to variations in business mix and underlying markets. Our operating entities are required to maintain strong liquidity positions and to manage the liquidity profiles of their assets, liabilities and commitments with the objective of ensuring that their cash flows are balanced under various severe stress scenarios and that all their anticipated obligations can be met when due.

A summary of our current policies and practices regarding liquidity and funding is provided in the Appendix to Risk on page 152.

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Liquidity and funding in the first half of 2011

We continued to have good access to debt capital markets during the first half of 2011, with Group entities issuing US$18bn of term debt securities in the public capital markets. The market’s focus on the eurozone sovereign debt problems did not restrict our term issuance during the period.

The liquidity position of the Group remained strong in the first half of 2011. Of particular note was the strong funding position of The Hongkong and Shanghai Banking Corporation, as reflected in the advances to core funding ratio in the table below, which allowed us to take advantage of loan growth opportunities in Asia while still maintaining ratios well below the Group’s average. Reduced lending opportunities in the US, combined with further growth in customer deposits in that region, caused the funding position in HSBC Bank USA to strengthen further.

Management of liquidity risk

Advances to core funding ratio

The three principal banking entities listed in the table below represented 61% of HSBC’s total core deposits at 30 June 2011 (30 June 2010: 60%; 31 December 2010: 60%). The table shows that loans and advances to customers in HSBC’s principal banking entities were overwhelmingly financed by reliable and stable sources of funding. HSBC would meet any unexpected net cash outflows by selling securities and accessing additional funding sources such as interbank or collateralised lending markets. The distinction between core and non-core deposits generally means that the Group’s measure of advances to core funding is more restrictive than that which can be inferred from the published financial statements.

HSBC’s principal banking entities – the management of liquidity risk

	Advances to core funding ratio during half-year to:			Stressed one month coverage ratio during half-year to:
	30 June 2011%	30 June 2010%	31 December 2010%	30 June 2011%	30 June 2010%	31 December 2010%
HSBC Bank plc[50]
Period-end	99.7	107.3	103.0	115.9	107.4	111.1
Maximum	103.4	110.0	107.3	115.9	111.3	111.1
Minimum	98.4	105.0	102.6	109.4	103.2	107.4
Average	101.2	107.6	104.5	112.0	106.7	109.7
The Hongkong and Shanghai Banking Corporation[50]
Period-end	78.9	64.8	70.3	116.9	143.0	144.6
Maximum	78.9	64.8	70.3	144.6	165.4	148.3
Minimum	70.3	55.5	64.8	116.9	143.0	132.6
Average	75.1	59.7	67.7	128.4	154.9	141.9
HSBC Bank USA
Period-end	81.4	95.7	98.3	117.0	110.7	108.5
Maximum	98.3	104.0	98.3	128.3	112.9	118.5
Minimum	79.8	95.7	94.2	108.5	105.3	108.5
Average	86.3	100.4	95.4	121.7	110.1	114.3
Total of HSBC’s other principal banking entities[51]
Period-end	89.2	85.7	89.1	117.4	123.7	119.6
Maximum	89.8	87.2	89.1	120.8	126.5	123.7
Minimum	88.2	85.7	85.7	116.9	120.9	118.1
Average	89.2	86.6	87.2	118.8	123.7	121.0

For footnotes, see page 146.

Stressed one month coverage ratio

The stressed one month coverage ratios tabulated above are derived from projected cash flow scenario analyses, described in the Appendix to Risk on page 152 and express the stressed cash inflows as a percentage of stressed cash outflows over a one month time horizon. Group sites are required to target a ratio of 100% or greater.

HSBC Finance

As HSBC Finance is unable to accept standard retail deposits, it takes funding from the professional markets and securitises assets. At 30 June 2011, US$56bn (30 June 2010: US$73bn; 31 December 2010: US$62bn) of HSBC Finance’s liabilities were drawn from professional markets, utilising a range of products, maturities and currencies.

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HSBC Finance – funding

	At 30 Jun 2011 US$bn	At 30 Jun 2010 US$bn	At 31 Dec 2010 US$bn
Maximum amounts of unsecured term funding maturing in any rolling:
3-month period	5.1	5.2	5.1
12-month period	10.8	12.3	10.8
Unused committed sources of secured funding[52]	0.5	0.5	0.5
Committed backstop lines from non-Group entities in support of CP programmes	4.0	4.3	4.3

For footnote, see page 146.

HSBC Finance uses a range of measures to monitor funding risk, including projected cash flow scenario analysis and caps placed on the amount of unsecured term funding that can mature in any rolling three-month and rolling 12-month periods. HSBC Finance also maintains access to committed sources of secured funding and has in place committed backstop lines for short-term refinancing commercial paper (‘CP’) programmes. A CP programme is a short-term, unsecured funding tool used to manage day to day cash flow needs. In agreement with the rating agencies, issuance under this programme will not exceed 100% of committed bank backstop lines.

The need for HSBC Finance to refinance maturing term funding is mitigated by the continued run-down of its balance sheet.

Contingent liquidity risk

Contingent liquidity risk is the risk associated with the need to provide additional funds to clients. The client-originated exposure relates to multi-seller conduits, which were established to enable clients to access a flexible market-based source of finance (see page 212). HSBC-managed asset exposures are differentiated in that they relate to consolidated SICs which issue debt secured by ABSs (see page 211). Other conduit exposures relate to third-party sponsored conduits (see page 213). Single issuer liquidity facilities are provided directly to clients rather than via any form of conduit. These facilities are split by the addition of the five largest specific facilities and the single largest market sector.

The Group’s contractual exposures monitored under the contingent liquidity risk limit structure

	HSBC Bank			HSBC Bank USA			HSBC Bank Canada			The Hongkong and Shanghai Banking Corporation
	At 30 Jun 2011 US$bn	At 30 Jun 2010 US$bn	At 31 Dec 2010 US$bn	At 30 Jun 2011 US$bn	At 30 Jun 2010 US$bn	At 31 Dec 2010 US$bn	At 30 Jun 2011 US$bn	At 30 Jun 2010 US$bn	At 31 Dec 2010 US$bn	At 30 Jun 2011 US$bn	At 30 Jun 2010 US$bn	At 31 Dec 2010 US$bn
Conduits
Client-originated assets
– total lines	9.2	7.3	7.8	1.2	5.1	4.0	0.7	0.1	0.2	–	0.2	–
– largest individual lines	0.4	0.8	0.7	0.4	0.5	0.4	0.5	0.1	0.1	–	0.2	–
HSBC-managed assets[53]	23.6	26.9	25.6	–	–	–	–	–	–	–	–	–
Other conduits	–	–	–	1.1	1.3	1.4	–	–	–	–	–	–
Single-issuer liquidity facilities
– five largest	5.4	4.1	4.2	6.6	5.7	5.3	2.2	2.0	2.0	1.9	2.8	1.4
– largest market sector	9.8	6.8	8.4	5.1	4.4	4.9	4.3	3.5	3.8	2.6	2.9	2.4

For footnote, see page 146.

HSBC HOLDINGS PLC

Interim Management Report (continued)

Market risk

Market risk in the first half of 2011	136
Trading and non-trading portfolios	136
Structural foreign exchange exposures	138
Sensitivity of net interest income	139
Defined benefit pension schemes	140
Additional market risk measures applicable only to the parent company	140

Market risk is the risk that movements in market factors, including foreign exchange rates and commodity prices, interest rates, credit spreads and equity prices, will reduce our income or the value of our portfolios.

There have been no material changes to our policies and practices for the management of market risk as described in the Annual Report and Accounts 2010.

Exposure to market risk

Exposure to market risk is separated into two portfolios:

• Trading portfolios include positions arising from market-making and position-taking and others designated as marked to market.

• Non-trading portfolios include positions that primarily arise from the interest rate management of our retail and commercial banking assets and liabilities, financial investments designated as available for sale and held to maturity, and exposures arising from our insurance operations (see page 142).

Monitoring and limiting market risk exposures

Our objective is to manage and control market risk exposures in order to optimise return on risk while maintaining a market profile consistent with our status as one of the world’s largest banking and financial services organisations.

We use a range of tools to monitor and limit market risk exposures, including:

• sensitivity measures are used to monitor the market risk positions within each risk type;

• value at risk (‘VAR’) is a technique that estimates the potential losses that could occur on risk positions as a result of movements in market rates and prices over a specified time horizon and to a given level of confidence; and

• in recognition of VAR’s limitations we augment VAR with stress testing to evaluate the potential impact on portfolio values of more extreme, though plausible, events or movements in a set of financial variables.

The major contributor to the trading and non-trading VAR for the Group is Global Markets.

A summary of our current policies and practices regarding market risk is provided in the Appendix to Risk on page 153.

Market risk in the first half of 2011

During the first half of 2011 the market continued to be dominated by concerns over sovereign debt and its contagion effects. Middle East turmoil, coupled with the perception that the world economic recovery remained fragile, created volatility in financial markets. In addition, inflationary pressures remained in emerging markets.

The overall impact on VAR was limited, however, as historical data was superseded by less volatile current data in the VAR model.

Further details of trading exposures to eurozone countries under pressure are described on page 98.

Trading and non-trading portfolios

The following table provides an overview of the reporting of risks within this section:

Portfolio
	Trading	Non-trading
Risk type
Foreign exchange and commodity	VAR	VAR	[54]
Interest rate	VAR	VAR	[55]
Equity	VAR	Sensitivity
Credit spread	VAR	VAR	[56]

For footnotes, see page 146.

Value at risk of the trading and non-trading portfolios

The VAR, both trading and non-trading, for the Group is below. Comparative data have been restated to include credit spread.

Value at risk

	Half-year to
	30 June 2011 US$m	30 June 2010[57] US$m	31 December 2010 US$m
At period-end	249.7	415.8	371.6
Average	289.5	294.4	418.1
Minimum	241.1	205.3	304.1
Maximum	403.2	482.0	556.3

For footnote, see page 146.

During the first half of 2011, the reduction in VAR mainly came from the non-trading interest rate and credit portfolios. This reduction was the result of volatility rolling out of the historical market data in our VAR model, offset by a reduction in portfolio diversification.

HSBC HOLDINGS PLC

Interim Management Report (continued)

Daily distribution of Global Markets’ trading, Balance Sheet Management and other trading revenues58

	Half-year to
	30 Jun 2011 US$m	30 Jun 2010 US$m	31 Dec 2010 US$m

Average daily revenue	50.7	60.0	38.9
Standard deviation[59]	25.8	46.6	22.1

Ranges of most frequent daily revenues	30 to 40	60 to 70	30 to 40 40 to 50

	days	days	days
– daily occurrences	25	21	24
Days of negative revenue	2	5	4

For footnotes, see page 146.

Half-year to 30 June 2011

Number of days

Half-year to 30 June 2010

Number of days

Half-year to 31 December 2010

Number of days

The daily VAR, both trading and non-trading, for the Group was as follows:

Daily VAR (trading and non-trading)

(US$m)

For a description of HSBC’s fair value and price verification controls, see page 188.

Trading portfolios

Our control of market risk in the trading portfolios is based on a policy of restricting individual operations to trading within a list of permissible instruments authorised for each site by Group Risk, of enforcing new product approval procedures and of restricting trading in the more complex derivative products only to offices with appropriate levels of product expertise and robust control systems.

The VAR for trading intent activity within Global Markets (as analysed on page 138 by risk type) at 30 June 2011 (US$91.6m) was higher than at 31 December 2010 (US$80.8m) due to a reduction in the portfolio diversification benefit across asset classes. However, it was lower than the level at 30 June 2010 (US$117.7m) as the volatile historical market data rolled off.

Credit spread risk

At 30 June 2011, the Group credit spread VAR was US$43.5m (30 June 2010: US$91.7m; 31 December 2010: US$41.9m). Group credit spread VAR remained consistent with 31 December 2010 though it decreased compared with 30 June 2010 from the effect of volatile credit spread scenarios rolling off from the VAR calculation.

Credit spread risk also arises on credit derivative transactions entered into by Global Banking in order to manage the risk concentrations within our corporate loan portfolio and enhance capital efficiency.

At 30 June 2011, the credit VAR on these transactions was US$3.7m (30 June 2010: US$11.6m; 31 December 2010: US$12.3m). The mark-to-market of these transactions is reflected in the income statement.

HSBC HOLDINGS PLC

Interim Management Report (continued)

Gap risk

We did not incur any significant gap loss in the half-year to 30 June 2011.

Non-trading portfolios

The principal objective of market risk management of non-trading portfolios is to optimise net interest income.

VAR by risk type for trading intent activities60

	Foreign exchange and commodity US$m	Interest rate US$m	Equity US$m	Credit spread[61] US$m	Portfolio diversification[62] US$m	Total[63] US$m

At 30 June 2011	10.3	67.0	4.1	38.7	(28.5)	91.6
At 30 June 2010	21.7	43.3	3.8	91.7	(42.8)	117.7
At 31 December 2010	24.9	49.5	13.0	39.1	(45.6)	80.8

Average
First half of 2011	15.0	52.0	9.2	46.2	(28.8)	93.6
First half of 2010	31.4	56.1	11.6	63.6	(39.3)	123.3
Second half of 2010	23.1	47.3	6.9	60.4	(33.7)	104.0

Minimum
First half of 2011	7.6	30.1	3.6	34.7	–	62.2
First half of 2010	13.2	43.3	2.9	40.9	–	93.6
Second half of 2010	8.0	34.7	3.5	33.7	–	55.0

Maximum
First half of 2011	26.8	80.2	17.2	56.2	–	143.9
First half of 2010	62.9	88.9	21.6	88.5	–	169.7
Second half of 2010	56.3	71.8	13.3	102.5	–	212.2

For footnotes, see page 146.

Available-for-sale debt securities

At 30 June 2011, the sensitivity of equity capital to the effect of movements in credit spreads on our available-for-sale debt securities, including the gross exposure for the SICs consolidated within our balance sheet, based on credit spread VAR, was US$220m (30 June 2010: US$491m; 31 December 2010: US$299m). This sensitivity is calculated before taking into account losses which would have been absorbed by the capital note holders.

At 30 June 2011, the capital note holders can absorb the first US$2.2bn (30 June 2010: US$2.2bn; 31 December 2010: US$2.2bn) of any losses incurred by the SICs before we incur any equity losses.

Equity securities classified as available for sale

Fair values of equity securities

	At 30 Jun 2011 US$bn	At 30 Jun 2010 US$bn	At 31 Dec 2010 US$bn

Private equity holdings	2.9	4.2	2.8
Funds invested for short- term cash management	0.6	0.5	0.5
Investment to facilitate ongoing business	1.1	1.0	1.0
Other strategic investments	3.6	3.1	3.7

Total	8.2	8.8	8.0

Investments in private equity are primarily made through managed funds that are subject to limits on the amount invested. Potential new commitments are subject to risk appraisal to ensure that industry and geographical concentrations remain within acceptable levels for the portfolio. Regular reviews are performed to substantiate the valuation of the investments within the portfolio and investments held to facilitate ongoing business, such as holdings in government-sponsored enterprises and local stock exchanges.

The fair value of the constituents of equity securities classified as available for sale can fluctuate considerably. A 10% reduction in the value of the available-for-sale equities at 30 June 2011 would have reduced equity by US$0.8bn (30 June 2010: US$0.9bn; 31 December 2010: US$0.8bn). HSBC’s policy for assessing impairment on available-for-sale equity securities is described on page 131 of the Annual Report and Accounts 2010.

Structural foreign exchange exposures

Structural foreign exchange exposures represent net investments in subsidiaries, branches and associates, the functional currencies of which are currencies other than the US dollar. HSBC’s policies and procedures for managing these exposures are described on page 149 in the Annual Report and Accounts 2010.

HSBC HOLDINGS PLC

Interim Management Report (continued)

Sensitivity of net interest income

There have been no material changes since 31 December 2010 to HSBC’s measurement and management of the sensitivity of net interest income to movements in interest rates.

The table below sets out the effect on future net interest income of an incremental 25 basis points parallel rise or fall in all yield curves worldwide at the beginning of each quarter during the 12 months from 1 July 2011. Assuming no management actions, a sequence of such rises would increase planned net interest income for the 12 months to 30 June 2012 by US$1,020m (to 31 December 2011: US$882m), while a sequence of such falls would decrease planned net interest income by US$1,618m (to 31 December 2011: US$1,525m). These figures incorporate the effect of any option features in the underlying exposures.

Instead of assuming that all interest rates move together, HSBC groups its interest rate exposures into currency blocs whose rates are considered likely to move together. The sensitivity of projected net interest income, on this basis, is as follows:

Sensitivity of projected net interest income

	US dollar bloc US$m	Rest of Americas bloc US$m	Hong Kong dollar bloc US$m	Rest of Asia bloc US$m	Sterling bloc US$m	Euro bloc US$m	Total US$m

Change in July 2011 to June 2012 projected net interest income arising from a shift in yield curves at the beginning of each quarter of:
+ 25 basis points	237	2	223	242	430	(114)	1,020
– 25 basis points	(568)	(6)	(309)	(196)	(614)	75	(1,618)

Change in January 2011 to December 2011 projected net interest income arising from a shift in yield curves at the beginning of each quarter of:
+ 25 basis points	164	72	191	245	292	(82)	882
– 25 basis points	(550)	(68)	(280)	(143)	(546)	62	(1,525)

The interest rate sensitivities set out in the table above are illustrative only and are based on simplified scenarios. The limitations of this analysis are discussed in the Appendix to Risk on page 153.

HSBC monitors the sensitivity of reported reserves to interest rate movements on a monthly basis by assessing the expected reduction in valuation of available-for-sale portfolios and cash flow hedges due to parallel movements of plus or minus 100 basis points in all yield curves. The table below describes the sensitivity of HSBC’s reported reserves to these movements and the maximum and minimum month-end figures during the period:

Sensitivity of reported reserves to interest rate movements

			Impact in the preceding 6 months
	US$m		Maximum US$m		Minimum US$m
At 30 June 2011
+ 100 basis point parallel move in all yield curves	(5,889)		(6,178)		(5,889)
As a percentage of total shareholders’ equity	(3.7%	)	(3.9%	)	(3.7%	)
– 100 basis point parallel move in all yield curves	6,081		6,329		6,081
As a percentage of total shareholders’ equity	3.8%		4.0%		3.8%
At 30 June 2010
+ 100 basis point parallel move in all yield curves	(4,714)		(4,714)		(3,096)
As a percentage of total shareholders’ equity	(3.5%	)	(3.5%	)	(2.3%	)
– 100 basis point parallel move in all yield curves	4,690		4,690		3,108
As a percentage of total shareholders’ equity	3.5%		3.5%		2.3%
At 31 December 2010
+ 100 basis point parallel move in all yield curves	(6,162)		(6,162)		(4,549)
As a percentage of total shareholders’ equity	(4.2%	)	(4.2%	)	(3.1%	)
– 100 basis point parallel move in all yield curves	6,174		6,174		4,604
As a percentage of total shareholders’ equity	4.2%		4.2%		3.1%

HSBC HOLDINGS PLC

Interim Management Report (continued)

The sensitivities are illustrative only and are based on simplified scenarios. The table above shows the potential sensitivity of reserves to valuation changes in available-for-sale portfolios and from cash flow hedges following the pro forma movements in interest rates. These particular exposures form only a part of the Group’s overall interest rate exposures. The accounting treatment under IFRSs of the Group’s remaining interest rate exposures, while economically largely offsetting the exposures shown in the above table, does not require revaluation movements to go to reserves.

Defined benefit pension schemes

Market risk arises within HSBC’s defined benefit pension schemes to the extent that the obligations of the schemes are not fully matched by assets with determinable cash flows.

HSBC’s defined benefit pension schemes

	At 30 Jun 2011	At 30 Jun 2010	At 31 Dec 2010
	US$bn	US$bn	US$bn

Liabilities (present value)	33.7	30.0	32.6

	%	%	%
Assets:
Equity investments	20	20	20
Debt securities	69	67	66
Other (including property)	11	13	14

	100	100	100

Higher corporate bond yields in the UK in 2011 resulted in an increase of 10 basis points in the real discount rate (net of the increase in expected inflation) used to value the accrued benefits payable under the HSBC Bank (UK) Pension Scheme (‘the Scheme’) funded defined benefit plan (‘the principal plan’), the Group’s largest plan. The effect of the discount rate change, and other market and actuarial movements in the first half of the year on the principal plan is set out in Note 5 on the Financial Statements.

For details of the latest actuarial valuation of the principal plan, see Note 7 on the Financial Statements in the Annual Report and Accounts 2010.

Additional market risk measures applicable only to the parent company

Interest repricing gap table

The interest rate risk on the fixed-rate securities issued by HSBC Holdings is not included within the Group VAR, but is managed on a repricing gap basis. The interest rate repricing gap table below analyses the full-term structure of interest rate mismatches within HSBC Holdings’ balance sheet. The change in the interest rate gap profile between 30 June 2010 and 30 June 2011 is predominantly due to new variable rate loans to HSBC entities.

Repricing gap analysis of HSBC Holdings

	Total	Up to 1 year	1-5 years	5-10 years	More than 10 years	Non- interest bearing
	US$m	US$m	US$m	US$m	US$m	US$m
At 30 June 2011
Total assets	123,004	27,224	1,175	1,021	624	92,960
Total liabilities and equity	(123,004)	(3,886)	(12,468)	(16,243)	(13,373)	(77,034)
Off-balance sheet items sensitive to interest rate changes	–	(18,990)	10,033	6,315	3,535	(893)

Net interest rate risk gap	–	4,348	(1,260)	(8,907)	(9,214)	15,033

Cumulative interest rate gap	–	4,348	3,088	(5,819)	(15,033)	–

At 30 June 2010
Total assets	117,838	18,701	1,648	300	3,733	93,456
Total liabilities and equity	(117,838)	(3,290)	(9,844)	(6,376)	(20,455)	(77,873)
Off-balance sheet items sensitive to interest rate changes	–	(15,302)	6,724	3,899	3,794	885

Net interest rate risk gap	–	109	(1,472)	(2,177)	(12,928)	16,468

Cumulative interest rate gap	–	109	(1,363)	(3,540)	(16,468)	–

HSBC HOLDINGS PLC

Interim Management Report (continued)

	Total US$m	Up to 1 year US$m	1-5 years US$m	5-10 years US$m	More than 10 years US$m	Non- interest bearing US$m
At 31 December 2010
Total assets	119,341	21,475	1,175	2,354	1,336	93,001
Total liabilities and equity	(119,341)	(3,016)	(10,427)	(14,330)	(13,193)	(78,375)
Off-balance sheet items sensitive to interest rate changes	–	(15,302)	7,221	4,403	3,409	269

Net interest rate risk gap	–	3,157	(2,031)	(7,573)	(8,448)	14,895

Cumulative interest rate gap	–	3,157	1,126	(6,447)	(14,895)	–

Foreign exchange risk

Total foreign exchange VAR arising within HSBC Holdings was as follows:

HSBC Holdings – foreign exchange VAR

	Half-year to
	30 June 2011 US$m	30 June 2010 US$m	31 December 2010 US$m

At period end	43.4	55.3	40.4
Average	40.7	62.8	50.3
Minimum	38.2	52.7	40.2
Maximum	43.4	83.2	55.9

The foreign exchange risk largely arises from loans to subsidiaries of a capital nature that are not denominated in the functional currency of either the provider or the recipient and which are accounted for as financial assets. Changes in the carrying amount of these loans due to foreign exchange rate differences are taken directly to HSBC Holdings’ income statement. These loans, and the associated foreign exchange exposures, are eliminated on a Group consolidated basis.

Operational risk

Operational risk is relevant to every aspect of our business, and covers a wide spectrum of issues, in particular legal, compliance, security and fraud. Losses arising from unauthorised activities, error, omission, inefficiency, fraud, systems failure or external events all fall within the definition of operational risk.

There have been no material changes to our policies and procedures for the management of operational risk as described in the Annual Report and Accounts 2010.

A summary of our current policies and practices regarding operational risk and reputational risk is provided in the Appendix to Risk on pages 156 and 157.

HSBC has continued to enhance its Operational Risk Management Framework including the use of the risk and control assessment process that provides business areas and functions with a forward-looking view of operational risks and an assessment of the effectiveness of controls, and a tracking mechanism for action plans so that they can proactively manage operational risks within acceptable levels.

Operational risk in the first half of 2011

During the first half of 2011, our top and emerging risk analysis included a number of risks which were of an operational nature:

•	challenges to our operating model in an economic downturn (in developed countries) and rapid growth (in emerging markets);

•	internet crime and fraud;

•	level of change creating operational complexity; and

•	information security.

There were no material issues relating to fraud and security during the period.

Reputational risk

The safeguarding of our reputation is of paramount importance to our continued prosperity and is the responsibility of every member of staff.

There have been no material changes to our objectives, policies and procedures for the management of reputational risk as described in the Annual Report and Accounts 2010.

HSBC HOLDINGS PLC

Interim Management Report (continued)

Risk management of insurance operations

HSBC’s bancassurance model	142
Insurance risk in the first half of 2011	142
Balance sheet of insurance manufacturing subsidiaries by type of contract	144

Insurance risk is the risk, other than financial risk, of loss transferred from the holder of the insurance contract to the issuer (HSBC).

There have been no material changes to our policies and practices for the management of insurance risk, including the risks relating to different life and non-life products, as described in the Annual Report and Accounts 2010.

A summary of our policies and practices regarding insurance risk, and the main contracts we manufacture, is provided in the Appendix to Risk on page 157.

HSBC’s bancassurance model

We operate a bancassurance model which provides insurance products for customers with whom we have a banking relationship. Insurance products are sold to all customer groups, mainly utilising retail branches, the internet and phone centres. RBWM customers attract the majority of sales and comprise the majority of policyholders.

Many of these insurance products are manufactured by our subsidiaries. This allows us to retain the risks and rewards associated with writing insurance contracts as both the underwriting profit and the commission paid by the manufacturer to the bank distribution channel are kept within the Group.

Where we consider it operationally more effective, third parties are engaged to manufacture insurance products for sale through our banking network. We work with a limited number of market-leading partners to provide the products. These arrangements earn us a commission.

Our bancassurance business operates in all six of our geographical regions with over 30 legal entities, the majority of which are subsidiaries of banking legal entities, manufacturing insurance products.

The insurance contracts we sell primarily relate to core underlying banking activities, such as savings and investment products, and credit life products.

Our manufacturing business concentrates on personal lines, e.g. contracts written for individuals. This focus on the higher volume, lower individual value personal lines contributes to diversifying risk.

Insurance risk in the first half of 2011

The principal insurance risk we face is that, over time, the cost of acquiring and administering a contract, claims and benefits may exceed the aggregate amount of premiums received and investment income. The cost of claims and benefits can be influenced by many factors, including mortality and morbidity experience, lapse and surrender rates and, if the policy has a savings element, the performance of the assets held to support the liabilities.

In respect of financial risks, subsidiaries manufacturing products with guarantees are usually exposed to falls in market interest rates and equity prices to the extent that the market exposure cannot be managed by utilising a discretionary bonus feature within the policy.

In January 2009, the Competition Commission (‘CC’) published its report into the PPI market in which it stipulated that short-term income protection (‘STIP’) products will also be subject to their remedies when sold in conjunction with or as a result of a referral following the sale of a loan or similar credit product. We have undertaken an analysis of the required changes to our STIP product and its sales processes resulting from the CC’s remedies. On 14 October 2010, the CC confirmed that it intended to proceed with a point of sale ban and this will come into effect on 6 April 2012.

The following tables analyse our insurance risk exposures by geographical region and by type of business. The exposures remain consistent with those observed at 31 December 2010.

HSBC HOLDINGS PLC

Interim Management Report (continued)

Analysis of life insurance risk – liabilities to policyholders64

	Europe US$m	Hong Kong US$m	Rest of Asia- Pacific US$m	North America US$m	Latin America US$m	Total US$m
At 30 June 2011
Life (non-linked)	1,621	19,957	997	992	2,282	25,849
Insurance contracts with DPF[65]	364	18,875	316	–	–	19,555
Credit life	482	–	51	34	2	569
Annuities	473	–	72	749	1,699	2,993
Term assurance and other long-term contracts	302	1,082	558	209	581	2,732
Life (linked)	2,563	3,460	525	–	5,184	11,732
Investment contracts with DPF[65,66]	24,652	–	16	–	–	24,668

Insurance liabilities to policyholders	28,836	23,417	1,538	992	7,466	62,249

At 30 June 2010
Life (non-linked)	1,789	16,261	617	1,017	2,002	21,686
Insurance contracts with DPF[65]	286	15,663	240	–	–	16,189
Credit life	664	–	41	40	1	746
Annuities	409	–	27	771	1,559	2,766
Term assurance and other long-term contracts	430	598	309	206	442	1,985
Life (linked)	1,785	2,875	422	–	3,702	8,784
Investment contracts with DPF[65,66]	19,636	–	35	–	–	19,671

Insurance liabilities to policyholders	23,210	19,136	1,074	1,017	5,704	50,141

At 31 December 2010
Life (non-linked)	1,679	17,989	789	1,004	2,122	23,583
Insurance contracts with DPF[65]	327	17,203	278	–	–	17,808
Credit life	565	–	72	36	2	675
Annuities	471	–	31	760	1,622	2,884
Term assurance and other long-term contracts	316	786	408	208	498	2,216
Life (linked)	2,274	3,235	485	–	4,502	10,496
Investment contracts with DPF[65,66]	22,052	–	22	–	–	22,074

Insurance liabilities to policyholders	26,005	21,224	1,296	1,004	6,624	56,153

For footnotes, see page 146. Analysis of non-life insurance risk – net written insurance premiums[64,67]
	Europe US$m	Hong Kong US$m	Rest of Asia- Pacific US$m	North America US$m	Latin America US$m	Total US$m
Half-year to 30 June 2011
Accident and health	19	91	5	1	20	136
Motor	–	8	15	–	160	183
Fire and other damage	9	14	5	12	13	53
Liability	–	10	3	–	1	14
Credit (non-life)	7	–	–	27	1	35
Marine, aviation and transport	–	5	2	–	12	19
Other non-life insurance contracts	6	18	–	4	46	74

Total net written insurance premiums	41	146	30	44	253	514

Net insurance claims incurred and movement in liabilities to policyholders	25	(67)	(14)	(7)	(115)	(178)

Half-year to 30 June 2010
Accident and health	45	85	4	1	19	154
Motor	–	7	15	–	130	152
Fire and other damage	22	17	4	8	10	61
Liability	–	12	2	–	–	14
Credit (non-life)	11	–	–	28	1	40
Marine, aviation and transport	1	5	3	–	8	17
Other non-life insurance contracts	13	18	–	5	40	76

Total net written insurance premiums	92	144	28	42	208	514

Net insurance claims incurred and movement in liabilities to policyholders	(85)	(61)	(13)	(3)	(85)	(247)

HSBC HOLDINGS PLC

Interim Management Report (continued)

	Europe US$m	Hong Kong US$m	Rest of Asia- Pacific US$m	North America US$m	Latin America US$m	Total US$m
Half-year to 31 December 2010
Accident and health	33	89	4	2	18	146
Motor	–	8	13	–	137	158
Fire and other damage	16	12	7	8	12	55
Liability	–	8	2	–	2	12
Credit (non-life)	14	–	–	25	1	40
Marine, aviation and transport	2	5	1	–	10	18
Other non-life insurance contracts	7	21	1	4	44	77

Total net written insurance premiums	72	143	28	39	224	506

Net insurance claims incurred and movement in liabilities to policyholders	(84)	(56)	(12)	(10)	(116)	(278)

For footnotes, see page 146.

Credit non-life insurance is concentrated in North America and Europe, and is originated in conjunction with the provision of loans. Following a decision taken to close the Consumer Lending network in the US, insurance products written in conjunction with this business are being run off.

Balance sheet of insurance manufacturing subsidiaries by type of contract

A principal tool we use to manage our exposure to insurance risk, in particular for life insurance contracts, is asset and liability matching.

The table below shows the composition of assets and liabilities and demonstrates that there were sufficient assets to cover the liabilities to policyholders at 30 June 2011.

Balance sheet of insurance manufacturing subsidiaries by type of contract

	Insurance contracts					Investment contracts
	With DPF US$m	Unit- linked US$m	Annu- ities US$m	Term assur- ance[68] US$m	Non-life US$m	With DPF[66] US$m	Unit- linked US$m	Other US$m	Other assets[69] US$m	Total US$m
At 30 June 2011
Financial assets	19,436	10,962	2,734	3,233	2,434	24,112	8,771	4,038	7,371	83,091

– trading assets	–	–	–	–	34	–	–	–	–	34
– financial assets designated at fair value	1,683	10,664	474	646	221	6,426	8,050	1,529	1,641	31,334
– derivatives	54	1	1	10	1	279	11	1	2	360
– financial investments	14,650	–	1,929	2,061	1,169	16,178	–	1,789	4,274	42,050
– other financial assets	3,049	297	330	516	1,009	1,229	710	719	1,454	9,313

Reinsurance assets	13	802	395	243	424	–	–	–	59	1,936
PVIF[70]	–	–	–	–	–	–	–	–	4,186	4,186
Other assets and investment properties	216	10	26	363	208	557	23	51	697	2,151

Total assets	19,665	11,774	3,155	3,839	3,066	24,669	8,794	4,089	12,313	91,364

Liabilities under investment contracts:
– designated at fair value	–	–	–	–	–	–	8,762	3,429	–	12,191
– carried at amortised cost	–	–	–	–	–	–	–	485	–	485
Liabilities under insurance contracts	19,555	11,732	2,993	3,301	2,202	24,668	–	–	–	64,451
Deferred tax	13	–	22	6	6	–	–	1	970	1,018
Other liabilities	–	–	–	–	–	–	–	–	2,213	2,213

Total liabilities	19,568	11,732	3,015	3,307	2,208	24,668	8,762	3,915	3,183	80,358
Total equity	–	–	–	–	–	–	–	–	11,006	11,006

Total equity and liabilities[71]	19,568	11,732	3,015	3,307	2,208	24,668	8,762	3,915	14,189	91,364

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Interim Management Report (continued)

	Insurance contracts					Investment contracts
	With DPF US$m	Unit- linked US$m	Annu- ities US$m	Term assur- ance[68] US$m	Non-life US$m	With DPF[66] US$m	Unit- linked US$m	Other US$m	Other assets[69] US$m	Total US$m
At 30 June 2010
Financial assets	16,070	7,947	2,686	2,379	2,025	19,273	6,944	3,988	6,825	68,137

– trading assets	–	–	–	–	10	–	–	–	–	10
– financial assets designated at fair value	876	7,643	549	609	56	5,018	5,838	1,450	1,207	23,246
– derivatives	25	–	–	1	–	131	362	1	9	529
– financial investments	13,371	–	1,743	1,196	645	13,478	–	1,757	4,293	36,483
– other financial assets	1,798	304	394	573	1,314	646	744	780	1,316	7,869

Reinsurance assets	7	872	343	273	422	–	–	–	65	1,982
PVIF[70]	–	–	–	–	–	–	–	–	2,966	2,966
Other assets and investment properties	192	6	18	436	215	398	17	45	648	1,975

Total assets	16,269	8,825	3,047	3,088	2,662	19,671	6,961	4,033	10,504	75,060

Liabilities under investment contracts:
– designated at fair value	–	–	–	–	–	–	6,934	3,450	–	10,384
– carried at amortised cost	–	–	–	–	–	–	–	413	–	413
Liabilities under insurance contracts	16,189	8,784	2,766	2,731	2,375	19,671	–	–	–	52,516
Deferred tax	7	–	19	3	5	1	–	2	626	663
Other liabilities	–	–	–	–	–	–	–	–	1,974	1,974

Total liabilities	16,196	8,784	2,785	2,734	2,380	19,672	6,934	3,865	2,600	65,950
Total equity	–	–	–	–	–	–	–	–	9,110	9,110

Total equity and liabilities[71]	16,196	8,784	2,785	2,734	2,380	19,672	6,934	3,865	11,710	75,060

At 31 December 2010
Financial assets	17,665	9,763	2,615	2,671	2,231	21,511	8,338	3,927	7,157	75,878

– trading assets	–	–	–	–	11	–	–	–	–	11
– financial assets designated at fair value	1,206	9,499	413	523	180	5,961	7,624	1,486	1,452	28,344
– derivatives	53	–	1	6	–	229	7	1	4	301
– financial investments	14,068	–	1,847	1,661	692	14,465	–	1,804	4,495	39,032
– other financial assets	2,338	264	354	481	1,348	856	707	636	1,206	8,190

Reinsurance assets	10	760	400	263	432	–	–	–	79	1,944
PVIF[70]	–	–	–	–	–	–	–	–	3,440	3,440
Other assets and investment properties	189	6	21	398	213	565	14	56	712	2,174

Total assets	17,864	10,529	3,036	3,332	2,876	22,076	8,352	3,983	11,388	83,436

Liabilities under investment contracts:
– designated at fair value	–	–	–	–	–	–	8,321	3,379	–	11,700
– carried at amortised cost	–	–	–	–	–	–	–	439	–	439
Liabilities under insurance contracts	17,808	10,496	2,884	2,891	2,456	22,074	–	–	–	58,609
Deferred tax	11	–	20	4	6	–	–	1	793	835
Other liabilities	–	–	–	–	–	–	–	–	2,075	2,075

Total liabilities	17,819	10,496	2,904	2,895	2,462	22,074	8,321	3,819	2,868	73,658
Total equity	–	–	–	–	–	–	–	–	9,778	9,778

Total equity and liabilities[71]	17,819	10,496	2,904	2,895	2,462	22,074	8,321	3,819	12,646	83,436

For footnotes, see page 146.

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Interim Management Report (continued)

Footnotes to Risk

Credit risk

1	The amount of the loan commitments reflects, where relevant, the expected level of take-up of pre-approved loan offers made by mailshots to personal customers. In addition to those amounts, there is a further maximum possible exposure to credit risk of US$159.5bn (30 June 2010: US$158.6bn; 31 December 2010: US$220.2bn), reflecting the full take-up of such irrevocable loan commitments. The take-up of such offers is generally at modest levels.
2	Residential mortgages include Hong Kong Government Home Ownership Scheme loans of US$3.4bn at 30 June 2011 (30 June 2010: US$3.4bn; 31 December 2010: US$3.5bn).
3	Other personal loans and advances include second lien mortgages and other personal property-related lending.
4	Other commercial loans and advances include advances in respect of agriculture, transport, energy and utilities.
5	Included within ‘Total gross loans and advances to customers’ (‘TGLAC’) is credit card lending of US$59bn (30 June 2010: US$61bn; 31 December 2010: US$62bn).
6	The numbers in North America include a reclassification within the corporate and commercial lending category to reflect a more accurate presentation of lending in the region.
7	The impairment allowances on loans and advances to banks relate to the geographical regions, Europe, Middle East and North Africa, and North America.
8	We have not reclassified any assets from the available-for-sale category as permitted by the 2008 amendment to IAS 39, ‘Financial instruments: Recognition and measurement’. The majority of our available-for-sale holdings in sovereign and agency debt of Italy of US$1.5bn is held to support insurance contracts which provide discretionary profit participation to policyholders. For such contracts, unrealised movements in liabilities are recognised in other comprehensive income, following the treatment of the unrealised movements on related available-for-sale assets. To the extent that the movements offset, no movement in the available-for-sale reserve is recognised.
9	Trading assets net of short positions.
10	Derivative assets net of collateral and derivative liabilities for which a legally enforceable right of offset exists.
11	Includes residential mortgages of HSBC Bank USA and HSBC Finance.
12	Comprising Hong Kong, Rest of Asia-Pacific, Middle East and North Africa, and Latin America.
13	Negative equity arises when the value of the property used to secure a loan is below the balance outstanding on the loan, generally based on values at the balance sheet date.
14	Loan-to-value ratios are generally based on values at the balance sheet date.
15	HSBC Finance lending is shown on a management basis and includes loans transferred to HSBC USA Inc. which are managed by HSBC Finance.
16	Interest-only (affordability mortgages) are loans which are classified as ‘interest only’ for an initial period before reverting to repayment. As a consequence, in the table ‘Mortgage lending products’ on page 105 these balances are included in the category ‘Affordability mortgages, including ARMs’.
17	Stated income lending forms a subset of total Mortgage Services lending across all categories.
18	By states which individually account for 5% or more of HSBC Finance’s US customer loan portfolio.
19	The average loss on sale of foreclosed properties is calculated as cash proceeds after deducting selling costs, commissions and other ancillary costs, minus the book value of the property when it was moved to assets held for sale divided by the book value of the property when it was moved to assets held for sale.
20	The average total loss on foreclosed properties sold during each quarter includes both the loss on sale and the cumulative write-downs recognised on the loans up to and upon classification as assets held for sale. This average total loss on foreclosed properties is expressed as a percentage of the book value of the property prior to its transfer to assets held for sale.
21	Percentages are expressed as a function of the relevant gross loans and receivables balance.
22	At 30 June 2011, 31 December 2010 and 30 June 2010, real estate secured delinquency included US$4.2bn, US$4.2bn and US$3.8bn, respectively, of loans that we carried at the lower of cost or net realisable value.
23	We observe the disclosure convention that, in addition to those classified as EL9 to EL10, retail accounts classified EL1 to EL8 that are delinquent by 90 days or more are considered impaired, unless individually they have been assessed as not impaired (see page 114, ‘Past due but not impaired gross financial instruments’).
24	The EL percentage is derived through a combination of PD and LGD, and may exceed 100% in circumstances where the LGD is above 100% reflecting the cost of recoveries.
25	Impairment allowances are not reported for financial instruments whereby the carrying amount is reduced directly for impairment and not through the use of an allowance account.
26	Impairment is not measured for assets held in trading portfolios or designated at fair value as assets in such portfolios are managed according to movements in fair value, and the fair value movement is taken directly to the income statement. Consequently, all such balances are reported under ‘Neither past due nor impaired’.
27	Loans and advances to customers include asset-backed securities that have been externally rated as strong (30 June 2011: US$4.1bn; 30 June 2010: US$4.2bn; 31 December 2010: US$4.1bn), good (30 June 2011: US$748m; 30 June 2010: US$1,039m; 31 December 2010: US$627m), satisfactory (30 June 2011: US$227m; 30 June 2010: US$223m; 31 December 2010: US$452m), sub-standard (30 June 2011: US$480m; 30 June 2010: US$511m; 31 December 2010: US$669m) and impaired (30 June 2011: US$49m; 30 June 2010: US$243m; 31 December 2010: US$29m).
28	Impaired loans and advances are those classified as CRR 9, CRR 10, EL 9 or EL 10 and all retail loans 90 days or more past due, unless individually they have been assessed as not impaired.
29	Collectively assessed loans and advances comprise homogeneous groups of loans that are not considered individually significant, and loans subject to individual assessment where no impairment has been identified on an individual basis, but on which a collective impairment allowance has been calculated to reflect losses which have been incurred but not yet identified.
30	Collectively assessed loans and advances not impaired are those classified as CRR1 to CRR8 and EL1 to EL8 but excluding retail loans 90 days past due.
31	Net of repo transactions, settlement accounts and stock borrowings.
32	As a percentage of loans and advances to banks and loans and advances to customers, as applicable.
33	Total includes holdings of ABSs issued by Freddie Mac and Fannie Mae.
34	‘Directly held’ includes assets held by Solitaire where we provide first loss protection and assets held directly by the Group.

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Interim Management Report (continued)

35	Impairment charges allocated to capital note holders represent impairments where losses would be borne by external third-party investors in the structures.
36	Mortgage-backed securities (‘MBS’s), asset-backed securities (‘ABS’s) and collateralised debt obligations (‘CDO’s).
37	High grade assets rated AA or AAA.
38	Gains or losses on the net principal exposure (footnote 44) recognised in the income statement as a result of changes in the fair value of the asset.
39	Fair value gains and losses on the net principal exposure (footnote 44) recognised in other comprehensive income as a result of the changes in the fair value of available-for-sale assets.
40	Realised fair value gains and losses on the net principal exposure (footnote 44) recognised in the income statement as a result of the disposal of assets or the receipt of cash flows from assets.
41	Reclassified from equity on impairment, disposal or payment. This includes impairment losses recognised in the income statement in respect of the net principal exposure (footnote 44) of available-for-sale assets. Payments are the contractual cash flows received on the assets.
42	The gross principal is the redemption amount on maturity or, in the case of an amortising instrument, the sum of the future redemption amounts through the residual life of the security.
43	A credit default swap (‘CDS’) gross protection is the gross principal of the underlying instrument that is protected by CDSs.
44	Net principal exposure is the gross principal amount of assets that are not protected by CDSs. It includes assets that benefit from monoline protection, except where this protection is purchased with a CDS.
45	Carrying amount of the net principal exposure.
46	Net exposure after legal netting and any other relevant credit mitigation prior to deduction of the credit risk adjustment.
47	Cumulative fair value adjustment recorded against exposures to OTC derivative counterparties to reflect their creditworthiness.
48	Funded exposures represent the loan amount advanced to the customer, less any fair value write-downs, net of fees held on deposit.
49	Unfunded exposures represent the contractually committed loan facility amount not yet drawn down by the customer, less any fair value write-downs, net of fees held on deposit.

Liquidity and funding

50	Figures provided for HSBC Bank plc and The Hongkong and Shanghai Banking Corporation incorporate all overseas branches. Subsidiaries of these entities are not included unless there is unrestricted transferability of liquidity between the subsidiaries and the parent. The comparatives for the stressed one month coverage ratio during the half-year to 30 June 2010 have been revised upwards to better reflect intra-Group netting.
51	This comprises our main banking subsidiaries and, as such, includes businesses spread across a range of locations, in many of which we may require a higher ratio of advances to core funding to reflect local market conditions.
52	Unused committed sources of secured funding for which eligible assets were held.
53	HSBC-managed asset exposures relate to consolidated securities investment conduits, primarily Solitaire and Mazarin (see page 209). These vehicles issue debt secured by ABSs which are managed by HSBC. Of the total contingent liquidity risk under this category, US$8.9bn was already funded on-balance sheet at 30 June 2011 (30 June 2010: US$ 8.5bn; 31 December 2010: US$7.6bn) leaving a net contingent exposure of US$14.3bn (30 June 2010: US$18.4bn; 31 December 2010: US$18.0bn).

Market risk

54	The structural foreign exchange risk is monitored using sensitivity analysis (see page 138). The reporting of commodity risk is consolidated with foreign exchange risk and is not applicable to non-trading portfolios.
55	The interest rate risk on the fixed-rate securities issued by HSBC Holdings is not included in the Group VAR. The management of this risk is described on page 140.
56	Credit spread sensitivity is reported separately for insurance operations (see page 142).
57	We completed the introduction of credit spread within our VaR models globally during the first half of 2010. For the six months ended 30 June 2010, the average maximum and minimum included credit spread risk for the majority of our regions.
58	The effect of any month-end adjustments not attributable to a specific daily market move is spread evenly over the days in the month in question.
59	The standard deviation measures the variation of daily revenues about the mean value of those revenues.
60	Trading intent portfolios include positions arising from market-making and position taking.
61	Trading credit spread VAR was previously reported in the Group trading credit VAR. See page 137.
62	A negative number represents the benefit of portfolio diversification. As the maximum and minimum occur on different days for different risk types, it is not meaningful to calculate a portfolio diversification benefit for these measures.
63	The total VAR is non-additive across risk types due to diversification effects. It incorporates credit spread VAR.

Risk management of insurance operations

64	HSBC has no insurance manufacturing subsidiaries in the Middle East.
65	Insurance contracts and investment contracts with discretionary participation features (‘DPF’) can give policyholders the contractual right to receive, as a supplement to their guaranteed benefits, additional benefits that may be a significant portion of the total contractual benefits, but whose amount and timing are determined by HSBC. These additional benefits are contractually based on the performance of a specified pool of contracts or assets, or the profit of the company issuing the contracts.
66	Although investment contracts with DPF are financial instruments, HSBC continues to account for them as insurance contracts as permitted by IFRS 4.
67	Net written insurance premiums represent gross written premiums less gross written premiums ceded to reinsurers.
68	Term assurance includes credit life insurance.
69	Other assets comprise shareholder assets.
70	Present value of in-force long-term insurance contracts and investment contracts with DPF.
71	Does not include associated insurance companies, Ping An, SABB Takaful Company or Bao Viet, or joint venture insurance companies, Hana Life and Canara HSBC Oriental Bank of Commerce Life Insurance Company Limited.

HSBC HOLDINGS PLC

Interim Management Report (continued)

Appendix – Risk policies and practices

This appendix describes the significant policies and practices employed by HSBC in managing our credit risk, liquidity and funding, market risk, operational risk, reputational risk and insurance risk.

Managing risk

HSBC’s approach to risk is encapsulated within our risk appetite framework. It is approved by the Group Risk Committee and the Board. For further details of activities of the Group Risk Committee see pages 197 to 201 of the Annual Report and Accounts 2010.

The framework is maintained at Group, regional, global business and customer group levels, operating through governance bodies, processes and metrics designed to assist in risk management. Risk appetite statements define, at various levels of the business, the qualitative and quantitative expressions of the risks which HSBC is prepared to embrace in alignment with its strategy and business plans. Quantitative metrics are assigned to five key categories: earnings, capital and liquidity, impairments and expected losses, risk category and diversification and scenario stress testing. Measurement against the metrics serves to:

•	guide underlying business activity, ensuring it is aligned to risk appetite statements;

•	determine risk-adjusted remuneration;

•	enable the key underlying assumptions to be monitored and, where necessary, adjusted through subsequent business planning cycles; and

•	promptly identify business decisions needed to mitigate risk.

Risk governance

Our strong risk governance reflects the importance placed by the Board on shaping the Group’s risk strategy and managing risks effectively. It is supported by a clear policy framework of risk ownership, by the cascading from the Group Management Board (‘GMB’) of balanced scorecards that align business and risk objectives, and by the accountability of all staff for identifying, assessing and managing risks within the scope of their assigned responsibilities. This personal accountability, reinforced by the governance structure, experience and mandatory learning, helps to foster a disciplined and constructive culture of risk management and control throughout HSBC.

During the period we developed a new operating model for the global risk function. The new model integrates Compliance within Global Risk, establishes risk roles for RBWM and CMB in alignment with other global businesses and broadens the responsibility of Fraud and Security Risk. The new model is designed to enable the end-to-end management of risk in a consistent manner.

Scenario stress testing

We conduct a range of Group stress testing scenarios including, but not limited to, severe global economic downturn, country, sector and counterparty failures and a variety of projected major operational risk events. The outcomes of the stress scenarios are used to assess the potential impact on demand for regulatory capital against its supply. We also participate, where appropriate, in scenario analyses requested by regulatory bodies.

In addition to the suite of risk scenarios considered for the Group, each major HSBC subsidiary conducts regular macro-economic and event-driven scenario analyses specific to its region.

Stress testing is also used by the market risk discipline to evaluate the potential impact on portfolio values of events or movements in a set of financial variables.

Credit risk

Credit risk management

The Credit Risk department fulfils the role of an independent credit control unit as part of the Global Risk function in GMO. Its risk management and internal control procedures are designed for all stages of the economic and financial cycles, including the current environment, and there were no significant changes during the first half of 2011. Full details of the roles and responsibilities of the Credit Risk management function and the policies and procedures for managing credit risk are set out on page 197 of the Annual Report and Accounts 2010.

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Interim Management Report (continued)

Principal objectives of our credit risk management

•	to maintain across HSBC a strong culture of responsible lending and a robust risk policy and control framework;

•	to both partner and challenge our businesses in defining, implementing and continually re-evaluating our risk appetite under actual and scenario conditions; and

•	to ensure there is independent, expert scrutiny of credit risks, their costs and their mitigation.

Collateral and other credit enhancements

Collateral held against financial instruments is described in more detail below.

Loans and advances

Although collateral can be an important mitigant of credit risk, it is our policy to lend on the basis of the customer’s capacity to repay rather than to rely on the value of security offered. Depending on the customer’s standing and the type of product, facilities may be provided unsecured.

We employ the following principal collateral types:

•	in the personal sector, mortgages over residential properties;

•	in the commercial and industrial sector, charges over business assets such as premises, stock and debtors;

•	in the commercial real estate sector, charges over the properties being financed; and

•	in the financial sector, charges over financial instruments such as cash, debt securities and equities in support of trading facilities.

In addition, credit derivatives and securitisation structures are used to hedge or transfer credit risk within our loan portfolio.

Derivatives

The International Swaps and Derivatives Association (‘ISDA’) Master Agreement is our preferred agreement for documenting derivatives activity. It provides the contractual framework within which dealing activity across a full range of OTC products is conducted, and contractually binds both parties to apply close-out netting across all outstanding transactions covered by an agreement if either party defaults or another pre-agreed termination event occurs. It is common, and our preferred practice, for the parties to execute a Credit Support Annex (‘CSA’) in conjunction with the ISDA Master Agreement. Under a CSA, collateral is passed between the parties to mitigate the counterparty risk inherent in outstanding positions. The majority of our CSAs are with financial institutional clients.

Treasury, other eligible bills and debt securities

Debt securities, treasury and other eligible bills are generally unsecured except for ABSs and similar instruments, which are secured by pools of financial assets.

Items in the course of collection from other banks

Settlement risk arises in any situation where a payment in cash, securities or equities is made in the expectation of a corresponding receipt of cash, securities or equities. Daily settlement limits are established for counterparties to cover the aggregate of our transactions with each one on any single day. We substantially mitigate settlement risk on many transactions, particularly those involving securities and equities, by settling through assured payment systems or on a delivery-versus-payment basis.

Concentration of exposure

Concentrations of credit risk arise when a number of counterparties or exposures have comparable economic characteristics, or such counterparties are engaged in similar activities or operate in the same geographical areas or industry sectors, so that their collective ability to meet contractual obligations is uniformly affected by changes in economic, political or other conditions. We use a number of controls and measures to minimise undue concentration of exposure in our portfolios across industry, country and customer groups. These include portfolio and counterparty limits, approval and review controls, and stress testing.

Wrong-way risk is an aggravated form of concentration risk and arises when there is a strong correlation between the counterparty’s probability of default and the mark-to-market value of the underlying transaction. We use a range of

HSBC HOLDINGS PLC

Interim Management Report (continued)

procedures to monitor and control wrong-way risk, including requiring entities to obtain prior approval before undertaking wrong-way risk transactions outside pre-agreed guidelines.

Forbearance strategies and renegotiated loans

A range of forbearance strategies are employed in order to improve the management of customer relationships, maximise collection opportunities and, if possible, avoid foreclosure or repossession. Our policies and practices are based on criteria which, in the judgement of local management, indicate that repayment is likely to continue.

Forbearance arrangements include extended payment terms, a reduction in interest or principal repayments, approved external debt management plans, debt consolidations, the deferral of foreclosures, other modifications, and loan restructures. These management policies and practices typically provide the customer with terms and conditions that are more favourable than those provided initially. Such arrangements could include cases where an account is reset as up-to-date without full repayment of all the arrears. In the US, this is referred to as a ‘re-age’. Loans that have been reset as up-to-date are not disclosed as past due unless the account subsequently experiences further payment defaults.

Loan restructures are our most common forbearance arrangements, the majority of which are loan modifications and re-ages applied to real estate loans within consumer finance portfolios in the US. Modification occurs when the terms of a loan are changed either temporarily or permanently. Modification may also lead to a re-ageing of the account, although an account may be re-aged without any modification to the original terms and conditions of the loan. It is our practice in the US to defer past due interest on re-aged real estate and personal non-credit card accounts to the end of the loan period. We do not accrue interest on these past due interest payments.

Our credit risk management policy sets out restrictions on the number and frequency of restructures, the minimum period an account must have been opened before any restructure can be considered, and the number of qualifying payments that must be received before an account may be considered restructured and up-to-date. The application of this policy varies according to the nature of the market, the product and the management of customer relationships through the occurrence of exceptional events.

Loans that are subject to restructuring may only be classified as restructured and up-to-date once a specified number and/or amount of qualifying payments have been received. These qualifying payments are set at a level appropriate to the nature of the loan and the customer’s ability to make the repayment going forward. Typically the receipt of two or more qualifying payments is required within a certain period, generally 60 days (in the case of HSBC Finance, in certain circumstances, for example where debt has been restructured in bankruptcy proceedings, fewer or no payments may be required). Loans that have been restructured and would otherwise have been past due or impaired are classified as renegotiated.

Renegotiated loans are segregated from other parts of the loan portfolio for collective impairment assessment, to reflect the higher rates of losses often encountered in this segment of the portfolio. When empirical evidence indicates an increased propensity to default and higher losses on such accounts, such as for re-aged loans in the US, the use of roll-rate methodology ensures these factors are taken into account when calculating impairment allowances.

The carrying amount of loans that have been classified as renegotiated retain this classification until maturity or derecognition. Where a loan is restructured as part of a forbearance strategy and the restructuring results in derecognition of the existing loan, such as in some debt consolidations, the new loan is disclosed as renegotiated. Interest is recorded on renegotiated loans on the basis of new contractual terms following renegotiation.

Credit quality of financial instruments

The five credit quality classifications defined on page 114 of the Annual Report and Accounts 2010 describe the credit quality of our lending, debt securities portfolios and derivatives. These classifications each encompass a range of more granular, internal credit rating grades assigned to wholesale and retail lending business, as well as the external ratings attributed by external agencies to debt securities.

There is no direct correlation between the internal and external ratings at granular level, except to the extent each falls within a single quality classification.

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Interim Management Report (continued)

Credit quality classification

	Debt securities and other bills	Wholesale lending and derivatives		Retail lending
	External credit rating	Internal credit rating	Probability of default %	Internal credit rating[23]	Expected loss %
Quality classification
Strong	A– and above	CRR1 to CRR2	0 – 0.169	EL1 to EL2	0 – 0.999
Good	BBB+ to BBB–	CRR3	0.170 – 0.740	EL3	1.000 – 4.999
Satisfactory	BB+ to B+ and unrated	CRR4 to CRR5	0.741 – 4.914	EL4 to EL5	5.000 – 19.999
Sub-standard	B and below	CRR6 to CRR8	4.915 – 99.999	EL6 to EL8	20.000 – 99.999
Impaired	Impaired	CRR9 to CRR10	100	EL9 to EL10	100+ or defaulted	[24]

For footnotes, see page 146.

Nature of HSBC’s securitisation and other structured exposures

MBSs are securities that represent interests in groups of mortgages and provide investors with the right to receive cash from future mortgage payments (interest and/or principal). An MBS, which references mortgages with different risk profiles, is classified according to the highest risk class.

CDOs are securities backed by a pool of bonds, loans or other assets such as ABSs. CDOs may include exposure to sub-prime or Alt-A mortgage assets where these are part of the underlying assets or reference assets. As there is often uncertainty surrounding the precise nature of the underlying collateral supporting CDOs, all CDOs supported by residential mortgage-related assets are classified as sub-prime. Our holdings of ABSs and CDOs and direct lending positions, and the categories of mortgage collateral and lending activity, are described below.

Categories of ABSs and CDOs	Definition	Classification

Sub-prime

Loans to customers who have limited credit histories, modest incomes or high debt-to-income ratios or have experienced credit problems caused by occasional delinquencies, prior charge-offs, bankruptcy or other credit-related actions.

For US mortgages, standard US credit scores are primarily used to determine whether a loan is sub-prime; for non-US mortgages, management judgement is used.

US Home Equity Lines of Credit (‘HELoC’s)	A form of revolving credit facility provided to customers, which is supported by a first or second lien charge over residential property.	Holdings of HELoCs are classified as sub-prime.

US Alt-A	Lower risk loans than sub-prime, but they share higher risk characteristics than lending under fully conforming standard criteria.

US credit scores and the completeness of documentation held (such as proof of income), are considered when determining whether an Alt-A classification is appropriate. Non sub-prime mortgages in the US are classified as Alt-A if they are not eligible for sale to the major US Government mortgage agencies or sponsored entities.

US Government agency and sponsored enterprises mortgage- related assets

Securities that are guaranteed by US Government agencies such as the Government National Mortgage Association (‘Ginnie Mae’), or by US Government sponsored entities including the Federal National Mortgage Association (‘Fannie Mae’) and the Federal Home Loan Mortgage Corporation (‘Freddie Mac’).

Holdings of US Government agency and US Government sponsored enterprises’ mortgage-related assets are classified as prime exposures.

UK non-conforming mortgages

UK mortgages that do not meet normal lending criteria. Examples include mortgages where the expected level of documentation is not provided (such as income with self-certification), or where poor credit history increases risk and results in pricing at a higher than normal lending rate.

UK non-conforming mortgages are treated as sub-prime exposures.

Other mortgages	Residential mortgages, including prime mortgages, that do not meet any of the classifications described above.	Prime residential mortgage-related assets are included in this category.

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Our exposure to non-residential mortgage-related ABSs and direct lending includes securities with collateral relating to:

•	commercial property mortgages;

•	leveraged finance loans;

•	student loans; and

•	other assets, such as securities with other receivable-related collateral.

Liquidity and funding

The management of liquidity and funding is primarily undertaken locally in our operating entities in compliance with practices and limits set by the Risk Management Meeting. These limits vary according to the depth and the liquidity of the markets in which the entities operate. Our general policy is that each banking entity should be self-sufficient in funding its own operations.

Primary sources of funding

Current accounts and savings deposits payable on demand or at short notice form a significant part of our funding, and we place considerable importance on maintaining their stability. For deposits, stability depends upon preserving depositor confidence in our capital strength and liquidity, and on competitive and transparent pricing.

We also access professional markets in order to obtain funding for non-banking subsidiaries that do not accept deposits, to align asset and liability maturities and currencies and to maintain a presence in local money markets. In aggregate, our banking entities are liquidity providers to the interbank market, placing significantly more funds with other banks than they borrow.

The main operating subsidiary that does not accept deposits is HSBC Finance, which is funded principally by taking term funding in the professional markets.

The management of liquidity risk

We use a number of principal measures to manage liquidity risk, as described below.

Advances to core funding ratio

We emphasise the importance of core customer deposits as a source of funds to finance lending to customers, and discourage reliance on short-term professional funding. This is achieved by placing limits on banking entities which restrict their ability to increase loans and advances to customers without corresponding growth in core customer deposits or long term debt funding; this measure is referred to as the ‘advances to core funding’ ratio.

Advances to core funding ratio limits are set by the Risk Management Meeting and monitored by Group Finance. The ratio describes current loans and advances to customers as a percentage of the total of core customer deposits and term funding with a remaining term to maturity in excess of one year. Loans and advances to customers which are part of reverse repurchase arrangements, and where we receive securities which are deemed to be liquid, are excluded from the advances to core funding ratio.

Stressed one month coverage ratio

The stressed one month coverage ratios are derived from projected cash flow scenario analyses, and express the stressed cash inflows as a percentage of stressed cash outflows over a one month time horizon. Group sites are required to target a ratio of 100% or greater.

Projected cash flow scenario analysis

We use a number of standard projected cash flow scenarios designed to model both Group-specific and market-wide liquidity crises in which the rate and timing of deposit withdrawals and drawdowns on committed lending facilities are varied, and the ability to access interbank funding and term debt markets and to generate funds from asset portfolios are restricted. The scenarios are modelled by all Group banking entities and by HSBC Finance. The appropriateness of the assumptions under each scenario is regularly reviewed. In addition to our standard projected cash flow scenarios, individual entities are required to design their own scenarios to reflect specific local market conditions, products and funding bases.

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Limits for cumulative net cash flows under stress scenarios are set for each banking entity and for HSBC Finance. Both ratio and cash flow limits reflect the local market place, the diversity of funding sources available and the concentration risk from large depositors. Compliance with entity level limits is monitored centrally by Group Finance and reported regularly to the Risk Management Meeting.

Contingent liquidity risk

In the normal course of business, we provide customers with committed facilities, including committed backstop lines to conduit vehicles we sponsor and standby facilities to corporate customers. These facilities increase our funding requirements when customers choose to raise drawdown levels above their normal utilisation rates. The liquidity risk consequences of increased levels of drawdown are analysed in the form of projected cash flows under different stress scenarios. The Risk Management Meeting also sets limits for non-cancellable contingent funding commitments by entity after due consideration of each entity’s ability to fund them. The limits are split according to the borrower, the liquidity of the underlying assets and the size of the committed line.

Market risk

Monitoring and limiting market risk exposures

The management of market risk is principally undertaken in Global Markets using risk limits approved by the GMB. Limits are set for portfolios, products and risk types, with market liquidity being a primary factor in determining the level of limits set. Group Risk, an independent unit within GMO, is responsible for our market risk management policies and measurement techniques. Each major operating entity has an independent market risk management and control function which is responsible for measuring market risk exposures in accordance with the policies defined by Group Risk, and monitoring and reporting these exposures against the prescribed limits on a daily basis.

Each operating entity is required to assess the market risks arising on each product in its business and to transfer them to either its local Global Markets unit for management, or to separate books managed under the supervision of the local Asset and Liability Management Committee (‘ALCO’). Our aim is to ensure that all market risks are consolidated within operations that have the necessary skills, tools, management and governance to manage them professionally. In certain cases where the market risks cannot be fully transferred, we use simulation modelling to identify the impact of varying scenarios on valuations and net interest income.

We employ a range of tools to monitor and limit market risk exposures. These include sensitivity analysis, value at risk and stress testing.

Sensitivity analysis

We use sensitivity measures to monitor the market risk positions within each risk type, for example, the present value of a basis point movement in interest rates for interest rate risk. Sensitivity limits are set for portfolios, products and risk types, with the depth of the market being one of the principal factors in determining the level of limits set.

Value at risk

VAR is a technique that estimates the potential losses that could occur on risk positions as a result of movements in market rates and prices over a specified time horizon and to a given level of confidence.

The VAR models we use are based predominantly on historical simulation. These models derive plausible future scenarios from past series of recorded market rates and prices, taking account of inter-relationships between different markets and rates such as interest rates and foreign exchange rates. The models also incorporate the effect of option features on the underlying exposures.

Our historical simulation models assess potential market movements with reference to data from the past two years and calculate VAR to a 99% confidence level and for a one-day holding period.

We routinely validate the accuracy of our VAR models by back-testing the actual daily profit and loss results, adjusted to remove non-modelled items such as fees and commissions, against the corresponding VAR numbers. Statistically, we would expect to see losses in excess of VAR only 1% of the time over a one-year period. The actual number of excesses over this period can therefore be used to gauge how well the models are performing.

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Although a valuable guide to risk, VAR should always be viewed in the context of its limitations. For example:

•	the use of historical data as a proxy for estimating future events may not encompass all potential events, particularly those which are extreme in nature;

•

the use of a one-day holding period assumes that all positions can be liquidated or the risks offset in one day. This may not fully reflect the market risk arising at times of severe illiquidity, when a one-day holding period may be insufficient to liquidate or hedge all positions fully;

•	the use of a 99% confidence level, by definition, does not take into account losses that might occur beyond this level of confidence;

•	VAR is calculated on the basis of exposures outstanding at the close of business and therefore does not necessarily reflect intra-day exposures; and

•	VAR is unlikely to reflect loss potential on exposures that only arise under significant market moves.

Stress testing

In recognition of the limitations of VAR, we augment it with stress testing to evaluate the potential impact on portfolio values of more extreme, although plausible, events or movements in a set of financial variables.

The process is governed by the Stress Testing Review Group forum which, in conjunction with regional risk managers, determines the scenarios to be applied at portfolio and consolidated levels, as follows:

•	sensitivity scenarios, consider the impact of any single risk factor or set of factors that are unlikely to be captured within the VAR models, such as the break of a currency peg;

•	technical scenarios, consider the largest move in each risk factor, without consideration of any underlying market correlation;

•	hypothetical scenarios, consider potential macro economic events, for example, a global flu pandemic; and

•	historical scenarios, which incorporate historical observations of market movements during previous periods of stress which would not be captured within VAR.

Stress testing results provide senior management with an assessment of the financial effect such events would have on our profit.

Trading portfolios

Credit spread risk

The risk associated with movements in credit spreads is primarily managed through sensitivity limits, stress testing and VAR.

Credit spread risk also arises on credit derivative transactions entered into by Global Banking in order to manage the risk concentrations within the corporate loan portfolio and so enhance capital efficiency. The mark-to-market of these transactions is reflected in the income statement.

Gap risk

Even for transactions that are structured to render the risk to HSBC negligible under a wide range of market conditions or events, there exists a remote possibility that a significant gap event could lead to loss. A gap event could arise from a significant change in market price with no accompanying trading opportunity, with the result that the threshold is breached beyond which the risk profile changes from no risk to full exposure to the underlying structure. Such movements may occur, for example, when, in reaction to an adverse event or unexpected news announcement, the market for a specific investment becomes illiquid, making hedging impossible.

Given their characteristics, these transactions make little or no contribution to VAR or to traditional market risk sensitivity measures. We capture their risks within our stress testing scenarios and monitor gap risk on an ongoing basis. We regularly consider the probability of gap loss, and fair value adjustments are booked against this risk.

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ABS/MBS exposures

The ABS/MBS exposures within the trading portfolios are managed within sensitivity and VAR limits as described on page 145 in the Annual Report and Accounts 2010, and are included within the stress testing scenarios described above.

Non-trading portfolios

The principal objective of market risk management of non-trading portfolios is to optimise net interest income.

Interest rate risk in non-trading portfolios arises principally from mismatches between the future yield on assets and their funding cost, as a result of interest rate changes. Analysis of this risk is complicated by having to make assumptions on embedded optionality within certain product areas such as the incidence of mortgage prepayments, and from behavioural assumptions regarding the economic duration of liabilities which are contractually repayable on demand such as current accounts.

Our control of market risk in the non-trading portfolios is based on transferring the risks to the books managed by Global Markets or the local ALCO. The net exposure is typically managed through the use of interest rate swaps within agreed limits. The VAR for these portfolios is included within the Group VAR.

Sensitivity of net interest income

A principal part of our management of market risk in non-trading portfolios is to monitor the sensitivity of projected net interest income under varying interest rate scenarios (simulation modelling). We aim, through our management of market risk in non-trading portfolios, to mitigate the effect of prospective interest rate movements which could reduce future net interest income, while balancing the cost of such hedging activities on the current net revenue stream.

For simulation modelling, entities use a combination of scenarios relevant to their local businesses and markets and standard scenarios which are required throughout HSBC. The latter are consolidated to illustrate the combined pro forma effect on our consolidated portfolio valuations and net interest income.

Projected net interest income sensitivity figures represent the effect of the pro forma movements in net interest income based on the projected yield curve scenarios and the Group’s current interest rate risk profile. This effect, however, does not incorporate actions which would probably be taken by Global Markets or in the business units to mitigate the effect of interest rate risk. In reality, Global Markets seeks proactively to change the interest rate risk profile to minimise losses and optimise net revenues. The projections also assume that interest rates of all maturities move by the same amount (although rates are not assumed to become negative in the falling rates scenario) and, therefore, do not reflect the potential impact on net interest income of some rates changing while others remain unchanged. In addition, the projections take account of the effect on net interest income of anticipated differences in changes between interbank interest rates and interest rates linked to other bases (such as Central Bank rates or product rates over which the entity has discretion in terms of the timing and extent of rate changes). The projections make other simplifying assumptions, including that all positions run to maturity.

Projecting the movement in net interest income from prospective changes in interest rates is a complex interaction of structural and managed exposures. Our exposure to the effect of movements in interest rates on our net interest income arises in two main areas: core deposit franchises and Global Markets. This is described more fully in the Annual Report and Accounts 2010.

Defined benefit pension schemes

Market risk arises within our defined benefit pension schemes to the extent that the obligations of the schemes are not fully matched by assets with determinable cash flows. Pension scheme obligations fluctuate with changes in long-term interest rates, inflation, salary levels and the longevity of scheme members. Pension scheme assets include equities and debt securities, the cash flows of which change as equity prices and interest rates vary. There is a risk that market movements in equity prices and interest rates could result in asset values which, taken together with regular ongoing contributions, are insufficient over time to cover the level of projected obligations and these, in turn, could increase with a rise in inflation and members living longer. Management, together with the trustees who act on behalf of the pension scheme beneficiaries, assess these risks using reports prepared by independent external actuaries, take action and, where appropriate, adjust investment strategies and contribution levels accordingly.

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Operational risk

The objective of our operational risk management is to manage and control operational risk in a cost effective manner within targeted levels of operational risk consistent with our risk appetite, as defined by the GMB.

A formal governance structure provides oversight over the management of operational risk. A Global Operational Risk and Control Committee, which reports to the Risk Management Meeting, meets at least quarterly to discuss key risk issues and review the effective implementation of our operational risk management framework.

In each of our subsidiaries, business managers are responsible for maintaining an acceptable level of internal control, commensurate with the scale and nature of operations. They are responsible for identifying and assessing risks, designing controls and monitoring the effectiveness of these controls. The operational risk management framework helps managers to fulfil these responsibilities by defining a standard risk assessment methodology and providing a tool for the systematic reporting of operational loss data.

A centralised database is used to record the results of the operational risk management process. Operational risk self-assessments are input and maintained by business units. To ensure that operational risk losses are consistently reported and monitored at Group level, all Group companies are required to report individual losses when the net loss is expected to exceed US$10,000.

Further details of our approach to operational risk management can be found in the Annual Report and Accounts 2010, supplemented by the Capital and Risk Management Pillar 3 Disclosures as at 31 December 2010.

Legal risk

Each operating company is required to have processes and procedures in place to manage legal risk that conform to our standards.

Legal risk falls within the definition of operational risk and includes:

•	contractual risk, which is the risk that the rights and/or obligations of an HSBC company within a contractual relationship are defective;

•	dispute risk, which is made up of the risks that an HSBC company is subject to when it is involved in or managing a potential or actual dispute;

•	legislative risk, which is the risk that an HSBC company fails to adhere to the laws of the jurisdictions in which it operates; and

•	non-contractual rights risk, which is the risk that an HSBC company’s assets are not properly owned or are infringed by others, or an HSBC company infringes another party’s rights.

We have a global legal function to assist management in controlling legal risk. The function provides legal advice and support. The GMO Legal department oversees the global legal function and is headed by a Group General Counsel. There are legal departments in 58 of the countries in which we operate. There are also regional legal functions in each of Europe, North America, Latin America, the Middle East and North Africa and Asia-Pacific headed by Regional General Counsels.

Compliance risk

All Group companies are required to observe the letter and spirit of all relevant laws, codes, rules, regulations and standards of good market practice. These rules, regulations, other standards and Group policies include those relating to anti-money laundering, counter terrorist financing and sanctions compliance.

The Group Compliance function supports line management in ensuring that there are adequate policies and procedures, and is responsible for maintaining adequate resources to mitigate compliance risk. The GMO Compliance department oversees the global compliance function and is headed by the Head of Group Compliance who in turn reports to the Group Chief Risk Officer. There are compliance teams in all of the countries where we operate. These compliance teams are principally overseen by Regional Compliance Officers located in Europe, North America, Latin America, the Middle East and North Africa and Asia-Pacific.

Group Compliance policies and procedures require the prompt identification and escalation to GMO Compliance of all actual or suspected breaches of any law, rule, regulation, Group policy or other relevant requirement. These escalation procedures are supplemented by a requirement for the submission of compliance certificates at the half-year and year-end by all Group companies detailing any known breaches as above. The contents of these escalation

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and certification processes are used for reporting to the Risk Management Meeting, the Group Risk Committee and the Board and disclosure in the Annual Report and Accounts and Interim Report, if appropriate.

Global security and fraud risk

Security and fraud risk issues are managed at Group level by Global Security and Fraud Risk. This unit, which has responsibility for physical risk, fraud, information and contingency risk, and security and business intelligence is fully integrated within the central GMO Risk function. This enables management to identify and mitigate the permutations of these and other non-financial risks to its business lines across the jurisdictions in which we operate.

Reputational risk

Reputational risks can arise from a wide variety of causes, including environmental, social and governance risks and operational risk events. As a banking group, our good reputation depends upon the way in which we conduct our business, but it can also be affected by the way in which our clients conduct themselves in such areas.

A Group Reputational Risk Committee (‘GRRC’) has been established to bring focus to activities that could attract reputational risk. The primary role of the GRRC is to consider areas and activities presenting significant reputational risk and, where appropriate, to make recommendations to the Risk Management Meeting and the GMB for policy or procedural changes to mitigate such risk. Reputational Risk Committees have also been established in each of our geographical regions. These committees ensure that reputational risks are considered at a regional as well as Group level. Minutes from the regional committees are tabled at GRRC. A wider description of HSBC’s management of reputational risk is provided on page 172 in the Annual Report and Accounts 2010.

Insurance risk

Overview of insurance products

The main contracts we manufacture are listed below:

Life insurance business

•	life insurance contracts with DPF;

•	credit life insurance business;

•	annuities;

•	term assurance and critical illness policies;

•	linked life insurance;

•	investment contracts with DPF;

•	unit-linked investment contracts; and

•	other investment contracts (including pension contracts written in Hong Kong).

Non-life insurance business

Non-life insurance contracts include motor, fire and other damage to property, accident and health, repayment protection and commercial insurance.

The management of insurance risk

Life and non-life business insurance risks are controlled by high-level policies and procedures set centrally, taking into account where appropriate local market conditions and regulatory requirements. Formal underwriting, reinsurance and claims-handling procedures designed to ensure compliance with regulations are applied, supplemented with stress testing.

As well as exercising underwriting controls, we use reinsurance as a means of mitigating exposure to insurance risk, in particular to aggregations of catastrophe risk. When we manage our exposure to insurance risk through the use of third-party reinsurers, the associated revenue and manufacturing profit is ceded to them. Although reinsurance provides a means of managing insurance risk, such contracts expose us to credit risk, the risk of default by the reinsurer.

HSBC’s management of insurance risk, including the risks relating to different life and non-life products, is described on page 156 in the Annual Report and Accounts 2010.

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Capital

Capital management

Our approach to capital management is driven by our strategic and organisational requirements, taking into account the regulatory, economic and commercial environment in which we operate.

It is our objective to maintain a strong capital base to support the development of our business and to meet regulatory capital requirements at all times. To achieve this, our policy is to hold capital in a range of different forms and from diverse sources. All capital raising is agreed with major subsidiaries as part of their individual and the Group’s overall capital management processes.

Our policy is underpinned by a capital management framework, which enables us to manage our capital in a consistent and aligned manner. The framework, which is approved by the GMB annually, incorporates a number of different capital measures including market capitalisation, invested capital, economic capital and regulatory capital.

Capital measures

•	market capitalisation is the stock market value of the company;

•	invested capital is the equity capital invested in HSBC by our shareholders;

•	economic capital is the internally calculated capital requirement which we deem necessary to support the risks to which we are exposed at a confidence level consistent with a target credit rating of AA; and

•	regulatory capital is the capital which we are required to hold in accordance with the rules established by the FSA for the consolidated Group and by our local regulators for individual Group companies.

The following risks managed through the capital management framework have been identified as material: credit, market, operational, interest rate risk in the banking book, pension fund, insurance and residual risks.

We incorporate stress testing in the capital management framework, and it is important in understanding the sensitivities of the core assumptions in our capital plans to the adverse effect of extreme, but plausible, events. Stress testing allows us to formulate our response, including risk mitigation actions, in advance of conditions starting to exhibit the stress scenarios identified. The actual market stresses which occurred throughout the financial system during recent years have been used to inform our capital planning process and further develop the stress scenarios we employ.

In addition to our internal stress tests, others are carried out, both at the request of regulators and by the regulators themselves using their prescribed assumptions. We take into account the results of all such regulatory stress testing when undertaking our internal capital management assessment.

The responsibility for global capital allocation principles and decisions rests with the GMB. Through our structured internal governance processes, we maintain discipline over our investment and capital allocation decisions and seek to ensure that returns on investment are adequate after taking account of capital costs. Our strategy is to allocate capital to businesses on the basis of their economic profit generation, regulatory and economic capital requirements and cost of capital.

Our capital management process is articulated in the annual Group capital plan which is approved by the Board. The plan is drawn up with the objective of maintaining both an appropriate amount of capital and an optimal mix between the different components of capital. HSBC Holdings and its major subsidiaries raise non-equity tier 1 capital and subordinated debt in accordance with our guidelines on market and investor concentration, cost, market conditions, timing, capital composition and maturity profile. Application of the eligibility requirements for non-equity tier 1 and tier 2 instruments under Basel III has not been clearly defined in the UK. We have therefore not issued any non-equity capital securities in the first half of 2011. Each of our subsidiaries manages its own capital to support its planned business growth and meet its local regulatory requirements within the context of the approved annual Group capital plan. In accordance with our capital management framework, capital generated by subsidiaries in excess of planned requirements is returned to HSBC Holdings, normally by way of dividends.

HSBC Holdings is the primary provider of equity capital to its subsidiaries and also provides tier 2 capital to subsidiaries where necessary. These investments are substantially funded by HSBC Holdings’ own capital issuance and profit retention. As part of its capital management process, HSBC Holdings seeks to maintain a prudent balance between the composition of its capital and that of its investment in subsidiaries.

Capital measurement and allocation

The FSA supervises HSBC on a consolidated basis and therefore receives information on the capital adequacy of, and sets capital requirements for, the Group as a whole. Individual banking subsidiaries are directly regulated by their local banking

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supervisors, who set and monitor their capital adequacy requirements.

Regulatory and accounting consolidations

The basis of consolidation for financial accounting purposes is described on page 251 of the Annual Report and Accounts 2010 and differs from that used for regulatory purposes. Investments in banking associates are equity accounted in the financial accounting consolidation, whereas their exposures are proportionally consolidated for regulatory purposes. Subsidiaries and associates engaged in insurance and non-financial activities are excluded from the regulatory consolidation and are deducted from regulatory capital. The regulatory consolidation does not include SPEs where significant risk has been transferred to third parties. Exposures to these SPEs are risk-weighted as securitisation positions for regulatory purposes.

We calculate capital at a Group level using the Basel II framework of the Basel Committee on Banking Supervision. However, local regulators are at different stages of implementation and local reporting may still be on a Basel I basis, notably in the US. In most jurisdictions, non-banking financial subsidiaries are also subject to the supervision and capital requirements of local regulatory authorities.

Basel II is structured around three ‘pillars’: minimum capital requirements, supervisory review process and market discipline. The Capital Requirements Directive (‘CRD’) implemented Basel II in the EU and the FSA then gave effect to the CRD by including the latter’s requirements in its own rulebooks.

Regulatory capital

Our capital is divided into two tiers:

•

tier 1 capital is divided into core tier 1 and other tier 1 capital. Core tier 1 capital comprises shareholders’ equity and related non-controlling interests. The book values of goodwill and intangible assets are deducted from core tier 1 capital and other regulatory adjustments are made for items reflected in shareholders’ equity which are treated differently for the purposes of capital adequacy. Qualifying capital instruments such as non-cumulative perpetual preference shares and hybrid capital securities are included in other tier 1 capital; and

•

tier 2 capital comprises qualifying subordinated loan capital, related non-controlling interests, allowable collective impairment allowances and unrealised gains arising on the fair valuation of equity instruments held as available for sale. Tier 2 capital also includes reserves arising from the revaluation of properties.

To ensure the overall quality of the capital base, the FSA’s rules set limits on the amount of hybrid capital instruments that can be included in tier 1 capital relative to core tier 1 capital, and also limits overall tier 2 capital to no more than tier 1 capital.

Pillar 1 capital requirements

Pillar 1 covers the capital resources requirements for credit risk, market risk and operational risk. Credit risk includes counterparty credit risk and securitisation requirements. These requirements are expressed in terms of risk-weighted assets (‘RWA’s).

Credit risk capital requirements

Basel II applies three approaches of increasing sophistication to the calculation of pillar 1 credit risk capital requirements. The most basic level, the standardised approach, requires banks to use external credit ratings to determine the risk weightings applied to rated counterparties and group other counterparties into broad categories and apply standardised risk weightings to these categories. The next level, the internal ratings-based (‘IRB’) foundation approach, allows banks to calculate their credit risk capital requirements on the basis of their internal assessment of the probability that a counterparty will default (‘PD’), but subjects their quantified estimates of exposure at default (‘EAD’) and loss given default (‘LGD’) to standard supervisory parameters. Finally, the IRB advanced approach allows banks to use their own internal assessment in determining PD and quantifying EAD and LGD.

The capital resources requirement, which is intended to cover unexpected losses, is derived from a formula specified in the regulatory rules, which incorporates PD, LGD, EAD and other variables such as maturity and correlation. Expected losses under the IRB approaches are calculated by multiplying PD by EAD and LGD. Expected losses are deducted from capital to the extent that they exceed total accounting impairment allowances.

For credit risk, with the FSA’s approval, we have adopted the IRB advanced approach for the majority of our business, with the remainder on either IRB foundation or standardised approaches.

For consolidated Group reporting, the FSA’s rules permit the use of other regulators’ standardised approaches where they are considered equivalent. The use of other regulators’ IRB approaches is subject to the agreement of the FSA. Under our Basel II rollout plans, a number of our Group companies and portfolios are in transition to advanced IRB approaches. At June 2011, portfolios in much of Europe, Hong Kong, Rest of Asia-Pacific

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and North America were on advanced IRB approaches. Others remain on the standardised or foundation approaches under Basel II, pending definition of local regulations or model approval, or under exemptions from IRB treatment.

Counterparty credit risk

Counterparty credit risk arises for OTC derivatives and securities financing transactions. It is calculated in both the trading and non-trading books and is the risk that the counterparty to a transaction may default before completing the satisfactory settlement of the transaction. Three approaches to calculating counterparty credit risk and determining exposure values are defined by Basel II: standardised, mark-to-market and internal model method. These exposure values are used to determine capital requirements under one of the credit risk approaches: standardised, IRB foundation and IRB advanced.

We use the mark-to-market and internal model method approaches for counterparty credit risk. Our longer-term aim is to migrate more positions from the mark-to-market to the internal model method approach.

Securitisation

Securitisation positions in the trading book are treated in the same way as other market risk positions.

For non-trading book securitisation positions, Basel II specifies two methods for calculating credit risk requirements, these being the standardised and IRB approaches. Both approaches rely on the mapping of rating agency credit ratings to risk weights, which range between 7% and 1,250%. Positions that would otherwise be weighted at 1,250% are deducted from capital.

Within the IRB approach, we use the Ratings Based Method for the majority of our non-trading book securitisation positions, and the Internal Assessment Approach for unrated liquidity facilities and programme-wide enhancements for asset-backed securitisations.

Market risk capital requirement

The market risk capital requirement is measured, with the FSA’s permission, using VAR models, or the standard rules prescribed by the FSA.

We use both VAR and standard rules approaches for market risk. Our aim is to migrate more positions from standard rules to VAR.

Operational risk capital requirement

Basel II includes a capital requirement for operational risk, again utilising three levels of sophistication. The capital required under the basic indicator approach is a simple percentage of gross revenues, whereas under the standardised approach it is one of three different percentages of gross revenues allocated to each of eight defined business lines. Both these approaches use an average of the last three financial years’ revenues. Finally, the advanced measurement approach uses banks’ own statistical analysis and modelling of operational risk data to determine capital requirements.

We have adopted the standardised approach in determining our operational risk capital requirements.

Pillar 2 capital requirements

The second pillar of Basel II (Supervisory Review and Evaluation Process) involves both firms and regulators taking a view on whether a firm should hold additional capital against risks not covered in pillar 1. Part of the pillar 2 process is the Internal Capital Adequacy Assessment Process which is the firm’s self assessment of the levels of capital that it needs to hold. The pillar 2 process culminates in the FSA providing firms with Individual Capital Guidance (‘ICG’). The ICG is set as a capital resources requirement higher than that required under pillar 1. In 2011, this is expected to be supplemented by an additional Capital Planning Buffer, set by the FSA, to cover capital demand should economic conditions worsen considerably against the current outlook.

Pillar 3 disclosure requirements

Pillar 3 of Basel II is related to market discipline and aims to make firms more transparent by requiring them to publish specific, prescribed details of their risks, capital and risk management under the Basel II framework. Our pillar 3 disclosures for the year ended 31 December 2010 were published as a separate document on the Group Investor Relations website.

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Capital structure

	At 30 June 2011 US$m	At 30 June 2010 US$m	At 31 December 2010 US$m
Composition of regulatory capital
Tier 1 capital
Shareholders’ equity	154,652	136,719	142,746
Shareholders’ equity per balance sheet[1]	160,250	135,943	147,667
Preference share premium	(1,405)	(1,405)	(1,405)
Other equity instruments	(5,851)	(5,851)	(5,851)
Deconsolidation of special purpose entities[2]	1,658	8,032	2,335

Non-controlling interests	3,871	3,949	3,917
Non-controlling interests per balance sheet	7,287	7,380	7,248
Preference share non-controlling interests	(2,445)	(2,391)	(2,426)
Non-controlling interest transferred to tier 2 capital	(507)	(676)	(501)
Non-controlling interest in deconsolidated subsidiaries	(464)	(364)	(404)

Regulatory adjustments to the accounting basis	888	(3,079)	1,794
Unrealised (gains)/losses on available-for-sale debt securities[3]	3,290	(797)	3,843
Own credit spread	(773)	(1,779)	(889)
Defined benefit pension fund adjustment[4]	1,211	1,940	1,676
Reserves arising from revaluation of property and unrealised gains on available-for-sale equities	(3,085)	(2,500)	(3,121)
Cash flow hedging reserve	245	57	285

Deductions	(33,649)	(30,753)	(32,341)
Goodwill capitalised and intangible assets	(29,375)	(26,398)	(28,001)
50% of securitisation positions	(1,274)	(1,754)	(1,467)
50% of tax credit adjustment for expected losses	126	269	241
50% of excess of expected losses over impairment allowances	(3,126)	(2,870)	(3,114)

Core tier 1 capital	125,762	106,836	116,116

Other tier 1 capital before deductions	18,339	17,577	17,926
Preference share premium	1,405	1,405	1,405
Preference share non-controlling interests	2,445	2,391	2,426
Hybrid capital securities	14,489	13,781	14,095

Deductions	(988)	(345)	(863)
Unconsolidated investments[5]	(1,114)	(614)	(1,104)
50% of tax credit adjustment for expected losses	126	269	241

Tier 1 capital	143,113	124,068	133,179

Tier 2 capital
Total qualifying tier 2 capital before deductions	50,544	48,170	52,713
Reserves arising from revaluation of property and unrealised gains on available-for-sale equities	3,085	2,500	3,121
Collective impairment allowances[6]	2,772	3,526	3,109
Perpetual subordinated debt	2,782	2,982	2,781
Term subordinated debt	41,605	38,862	43,402
Non-controlling interest in tier 2 capital	300	300	300

Total deductions other than from tier 1 capital	(19,873)	(17,352)	(18,337)
Unconsolidated investments[5]	(15,471)	(12,727)	(13,744)
50% of securitisation positions	(1,274)	(1,754)	(1,467)
50% of excess of expected losses over impairment allowances	(3,126)	(2,870)	(3,114)
Other deductions	(2)	(1)	(12)

Total regulatory capital	173,784	154,886	167,555

Risk-weighted assets
Credit risk	947,525	839,079	890,696
Counterparty credit risk	52,985	57,323	50,175
Market risk	44,456	52,964	38,679
Operational risk	123,563	125,898	123,563

Total	1,168,529	1,075,264	1,103,113

For footnotes, see page 164.

HSBC HOLDINGS PLC

Interim Management Report (continued)

Capital structure (continued)

	At 30 June 2011%	At 30 June 2010%	At 31 December 2010%
Capital ratios
Core tier 1 ratio	10.8	9.9	10.5
Tier 1 ratio	12.2	11.5	12.1
Total capital ratio	14.9	14.4	15.2
Source and application of tier 1 capital
	Half-year to
	30 June 2011 US$m	30 June 2010 US$m	31 December 2010 US$m
Movement in tier 1 capital
Opening tier 1 capital	133,179	122,157	124,068
Contribution to tier 1 capital from profit for the period	9,315	6,030	7,188
Consolidated profits attributable to shareholders of the parent company	9,215	6,763	6,396
Removal of own credit spread net of tax	100	(733)	792

Net dividends	(2,672)	(1,678)	(2,149)
Dividends	(4,006)	(3,261)	(3,089)
Add back: shares issued in lieu of dividends	1,334	1,583	940

Decrease/(increase) in goodwill and intangible assets deducted	(1,374)	2,282	(1,603)
Ordinary shares issued	13	61	119
Hybrid capital securities issued net of redemptions	–	2,368	–
Foreign currency translation differences	4,471	(6,002)	5,476
Other	181	(1,150)	80

Closing tier 1 capital	143,113	124,068	133,179

Movement in risk-weighted assets
At beginning of period	1,103,113	1,133,168	1,075,264
Movements	65,416	(57,904)	27,849

At end of period	1,168,529	1,075,264	1,103,113

Movement in tier 1 capital

We complied with the FSA’s capital adequacy requirements through 2010 and the first half of 2011. Internal capital generation contributed US$6.6bn to tier 1 capital, being profits attributable to shareholders of the parent company after taking account of own credit spread and net dividends. Tier 1 capital was further strengthened by foreign currency translation differences of US$4.5bn, partly offset by an increase in goodwill of US$1.4bn also due to exchange movements.

Movement in risk-weighted assets

RWAs increased by US$65.4bn or 6% in the first half of 2011. Foreign currency translation effects are estimated to have increased RWAs by US$16.2bn, mainly as a result of the weakening of the US dollar, particularly against sterling and the euro. Of the underlying rise of US$49.2bn, US$40.6bn was due to credit risk, predominantly reflecting the growth in lending in Hong Kong, Rest of Asia-Pacific and Latin America. Market risk RWAs rose by US$5.8bn and counterparty credit risk RWAs by

US$2.8bn, largely as a result of increased trading volumes.

Future developments

The regulation and supervision of financial institutions continues to undergo significant change in response to the global financial crisis. In December 2010, the Basel Committee issued final rules in two documents: A global regulatory framework for more resilient banks and banking systems and International framework for liquidity risk measurement, standards and monitoring, which together are commonly referred to as ‘Basel III’.

The minimum common equity tier 1 requirement of 4.5% and additional capital conservation buffer requirement of 2.5%, will be phased in sequentially from 1 January 2013, becoming fully effective on 1 January 2019. Any additional countercyclical capital buffer requirements will also be phased in, starting in 2016, in parallel with the capital conservation buffer to a maximum level of 2.5% effective on 1 January 2019, although individual jurisdictions may choose to

HSBC HOLDINGS PLC

Interim Management Report (continued)

implement larger countercyclical capital buffers. The leverage ratio will be subject to a supervisory monitoring period, which commenced on 1 January 2011, and a parallel run period which will run from 1 January 2013 until 1 January 2017. Further calibration of the leverage ratio will be carried out in the first half of 2017, with a view to migrating to a pillar 1 requirement from 1 January 2018.

On 1 June 2011, the Basel Committee issued a revised version of A global regulatory framework for more resilient banks and banking systems that set out the finalised capital treatment for counterparty credit risk in bilateral trades.

On 20 July 2011, the European Commission published proposals for a new Regulation and Directive, which collectively are known as CRD IV, to give effect to the Basel III framework in the EU. The measures are subject to agreement by the European Parliament, the Council and EU member states. We will continue to assess the impact of these new proposals on HSBC’s capital position.

The Basel Committee has increased the capital requirements for the trading book and complex securitisation exposures, under what is commonly known as Basel 2.5, which are due to take effect from 31 December 2011.

On 13 January 2011, the Basel Committee issued further minimum requirements to ensure that all classes of capital instruments fully absorb losses at the point of non-viability before taxpayers are exposed to loss. Instruments issued on or after 1 January 2013 may only be included in regulatory capital if the new requirements are met. The capital treatment of securities issued prior to this date will be phased out over a 10-year period commencing on 1 January 2013.

The Basel Committee issued a consultative document on 19 July 2011, Global systemically important banks: Assessment methodology and the additional loss absorbency requirement. It sets out the assessment methodology for global systematically important banks (‘G-SIBs’) which is based on an indicator-based approach and comprises five broad categories: size, interconnectedness, lack of substitutability, global (cross-jurisdictional) activity and complexity. Those banks designated as G-SIBs will be required to hold a minimum amount of loss absorbency capital depending on their relative systemic importance. This requirement ranges from 1% to 2.5% and will be met with common equity tier 1 capital. An additional 1% surcharge will be applied to banks, if any, exceeding a certain level of systemic importance relative to their peers, as a disincentive to materially grow their operations further. These requirements will be phased-in in parallel with the capital conservation and countercyclical capital buffers between 1 January 2016 and 31 December 2018, becoming fully effective on 1 January 2019.

Impact of Basel 2.5 and Basel III

In order to provide some insight into the possible effects of the new Basel 2.5 and Basel III rules on HSBC, we have estimated the pro forma common equity tier 1 ratio of the Group on the basis of our interpretation of those rules, as they would apply at 1 January 2019, but based on the position at 30 June 2011.

Our estimate includes mitigating actions planned by management, but does not take account of any future retained earnings. On this basis, the resulting common equity tier 1 ratio would be lower than the Basel II core tier 1 ratio by some 170 basis points, comprising 270bps gross impact less 100bps from mitigating action planned by management. The estimated impact is subject to change as further clarification emerges around the practical application and interpretation of the requirements.

The Basel 2.5 changes, which are due to take effect from 31 December 2011, primarily relate to market risk amendments. These changes are estimated to reduce the common equity tier 1 capital ratio by 50bps. We expect to be able to reduce this impact by 20bps by running off non-core and legacy positions and actively managing the correlation trading portfolio and the market risk capital requirement.

The Basel III changes, which will be progressively phased in, relate to increased capital deductions, new regulatory adjustments and increases in RWAs. We estimate that the initial introduction of these rules on 1 January 2013, on a pro forma basis, will result in a reduction in the common equity tier 1 capital ratio of 90bps. We plan to mitigate this impact by 40bps, over the period between 1 January 2012 and 31 December 2013, by continuing the actions mentioned above, and by active management of the counterparty credit risk capital requirement. The remainder of the Basel III changes, mainly relating to regulatory adjustments, will be phased in over the period from 1 January 2014 up to 31 December 2018 with a further reduction in the common equity tier 1 capital ratio of 130bps, partly off-set by an estimated 40bps through the continued run-off of non-core portfolios and legacy positions. This phase includes the majority of the unconsolidated investments that we previously deducted from capital, together with

HSBC HOLDINGS PLC

Interim Management Report (continued)

changes to the treatment of deferred tax assets and the 50% of excess of expected loss over impairment allowances previously deducted from total capital.

Further uncertainty remains regarding any capital requirements which may be imposed on the Group over the period to 1 January 2019 in respect of the countercyclical capital buffer and any additional regulatory requirements for G-SIBs.

Under the Basel III rules as they will apply from 1 January 2019, we believe that ultimately the level for the common equity tier 1 ratio of the Group may lie in the range 9.5% to 10.5%. This exceeds the minimum requirement for common equity tier 1 capital plus the capital conservation buffer. HSBC has a strong track record of capital generation and actively manages its RWAs.

Footnotes to Capital

1	Includes externally verified profits for the half-year to 30 June 2011.
2	Mainly comprises unrealised losses on available-for-sale debt securities within SPEs which are excluded from the regulatory consolidation.
3	Under FSA rules, unrealised gains/losses on debt securities net of tax must be excluded from capital resources.
4	Under FSA rules, the defined benefit liability may be substituted with the additional funding that will be paid into the relevant schemes over the following five year period.
5	Mainly comprise investments in insurance entities.
6	Under FSA rules, collective impairment allowances on loan portfolios on the standardised approach are included in tier 2 capital.

HSBC HOLDINGS PLC

Board of Directors and Senior Management

Directors

D J Flint, CBE, Group Chairman

Age 56. Group Chairman and chairman of the Nomination Committee since December 2010. Joined HSBC as Group Finance Director in 1995 and served as Chief Financial Officer, Executive Director, Risk and Regulation from February 2010 to December 2010. A director of The Hong Kong Association since 6 February 2011. Former appointments include: a non-executive director of BP p.l.c. from 2005 to 14 April 2011; co-chairman of the Counterparty Risk Management Policy Group III in 2008; chairman of the Financial Reporting Council’s review of the Turnbull Guidance on Internal Control in 2004; member of the Accounting Standards Board; member of the Standards Advisory Council of the International Accounting Standards Board from 2001 to 2004; served on the Large Business Forum on Tax and Competitiveness and the Consultative Committee of the Large Business Advisory Board of HM Revenue and Customs; and a former partner in KPMG.

Mr Flint has extensive governance experience gained through membership of the Boards of HSBC and BP as well as considerable knowledge of finance and risk management in banking, multinational financial reporting, treasury and securities trading operations. In 2006 he was honoured with a CBE in recognition of his services to the finance industry. He is a member of the Institute of Chartered Accountants of Scotland and the Association of Corporate Treasurers and he is a Fellow of The Chartered Institute of Management Accountants.

S T Gulliver, Group Chief Executive

Age 52. Group Chief Executive and chairman of the Group Management Board since 1 January 2011. An executive Director since 2008. Joined HSBC in 1980. Appointed a Group General Manager in 2000 and a Group Managing Director in 2004. Chairman of The Hongkong and Shanghai Banking Corporation Limited since 1 January 2011. Chairman of HSBC France and of HSBC Private Banking Holdings (Suisse) SA. Former appointments include: Deputy chairman of HSBC Trinkaus & Burkhardt AG and a member of its Supervisory Board from 2006 until 7 June 2011; Chairman, Europe, Middle East and Global Businesses from April 2010 to December 2010; Chairman of HSBC Bank plc from April 2010 to December 2010; HSBC Bank Middle East Limited from February 2010 to December 2010; Head of Global Banking and Markets from 2006 to 2010 and co-head from 2003 to 2006; Head of Global Markets from 2002 to 2003; and Head of Treasury and Capital Markets in Asia-Pacific from 1996 to 2002.

Mr Gulliver is a career banker with over 30 years’ international experience with HSBC. He has held a number of key roles in the Group’s operations worldwide, including in London, Hong Kong, Tokyo, Kuala Lumpur and the United Arab Emirates. He played a leading role in developing and expanding Global Banking and Markets, the wholesale banking division of the Group with operations in over 65 countries and territories.

† S A Catz

Age 49. President and Chief Financial Officer of Oracle Corporation. A non-executive Director since 2008. Managing Director of Donaldson, Lufkin & Jenrette from 1997 to 1999. Joined Oracle in 1999 and appointed to the Board of Directors in 2001.

Ms Catz brings to the Board a background in international business leadership, having helped transform Oracle into the largest producer of business management software and the world’s leading supplier of software for information management.

† L M L Cha, GBS

Age 61. Non-executive Deputy Chairman of The Hongkong and Shanghai Banking Corporation Limited. A non-executive Director since 1 March 2011 and a member of the Corporate Sustainability Committee since 3 May 2011. A non-official member of the Executive Council of Hong Kong SAR. Director of Hong Kong Exchanges and Clearing Limited, Tata Consultancy Services Limited and China Telecom Corporation Limited. Chairman of the ICAC Advisory Committee on Corruption and of the University Grants Committee in Hong Kong. Vice-chairman of the International Advisory Council of the China Securities Regulatory Commission and a Hong Kong delegate to the 11th National People’s Congress of China. A member of the Advisory Board of the Yale School of Management, and Millstein Center of Corporate Governance and Performance at Yale University and a Senior International Advisor for Foundation Asset Management Sweden AB. Former appointments include: a non-executive director of Bank of Communications Co., Ltd., Baoshan Iron and Steel Co. Limited and Johnson Electric Holdings Limited. A member of the State Bar of California. She was awarded a Silver Bauhinia Star in 2001 and a Gold Bauhinia Star in 2009 by the Hong Kong Government for her public service.

Mrs Cha brings to the Board extensive regulatory and policy making experience in the finance and securities sector in Hong Kong and mainland China. Mrs Cha was Vice Chairman of the China Securities Regulatory Commission (‘CSRC’) from 2001 to 2004. She was appointed to the post by the State Council and became the first person outside mainland China to join the Central Government of the People’s Republic of China at the vice-ministerial rank. Prior to her post at the CSRC, Mrs Cha worked in the Securities and Futures Commission in Hong Kong from 1991 to 2000, becoming its Deputy Chairman in 1998. During her career she has worked in the US and Asia.

HSBC HOLDINGS PLC

Board of Directors and Senior Management (continued)

† M K T Cheung, GBS, OBE

Age 63. Non-executive chairman of the Airport Authority Hong Kong. A non-executive Director since 2009 and a member of the Group Audit Committee since March 2010. A non-executive director of Hang Seng Bank Limited and HKR International Limited. A non-official member of the Executive Council of the Hong Kong SAR. Non-executive chairman of the Council of the Hong Kong University of Science and Technology. A director of The Association of Former Council Members of The Stock Exchange of Hong Kong Limited and The Hong Kong International Film Festival Society Limited. Former appointments include: a non-executive director of Sun Hung Kai Properties Limited and Hong Kong Exchanges and Clearing Limited; Chairman and Chief Executive Officer of KPMG Hong Kong; and a Council Member of the Open University of Hong Kong. Awarded the Gold Bauhinia Star by the Hong Kong Government in 2008.

Dr Cheung brings to the Board a background in international business and financial accounting, particularly in greater China and the wider Asian economy. He retired from KPMG Hong Kong in 2003 after more than 30 years’ distinguished service with the firm. He is a Fellow of the Institute of Chartered Accountants in England and Wales.

† J D Coombe

Age 66. Non-executive chairman of Hogg Robinson Group plc. A non-executive Director since 2005 and chairman of the Group Audit Committee since July 2010. A member of the Remuneration Committee and, since February 2010, the Group Risk Committee. A non-executive director of Home Retail Group plc, council member of The Royal Academy of Arts and a Trustee of the Royal Academy Trust. Former appointments include: executive director and Chief Financial Officer of GlaxoSmithKline plc; non-executive director of GUS plc; a member of the Supervisory Board of Siemens AG; chairman of The Hundred Group of Finance Directors; and a member of the Accounting Standards Board.

Mr Coombe brings to the Board a background in international business, financial accounting and the pharmaceutical industry. As Chief Financial Officer of GlaxoSmithKline he had responsibility for the Group’s financial operations globally. He is a Fellow of the Institute of Chartered Accountants in England and Wales.

† R A Fairhead

Age 49. Chairman, Chief Executive Officer and a director of Financial Times Group Limited. A non-executive Director since 2004. Chairman of the Group Risk Committee since February 2010. A member of the Group Audit Committee, having ceased to be chairman in July 2010. A member of the Nomination Committee. A director of Pearson plc and a non-executive director of The Economist Newspaper Limited. A non-executive member of the board of the UK Government’s Cabinet Office. Former appointments include: Executive Vice President, Strategy and Group Control of Imperial Chemical Industries plc; Finance Director of Pearson plc; and chairman and a director of Interactive Data Corporation.

Mrs Fairhead brings to the Board a background in international industry, publishing, finance and general management. As the former Finance Director of Pearson plc she oversaw the day to day running of the finance function and was directly responsible for global financial reporting and control, tax and treasury. She has a Master’s in Business Administration from the Harvard Business School.

A A Flockhart, CBE

Age 59. Chairman, Europe, Middle East, Africa, Latin America, Commercial Banking and Chairman of HSBC Bank plc since 1 January 2011. An executive Director since 2008. Joined HSBC in 1974. Appointed a Group General Manager in 2002 and a Group Managing Director in 2006. Chairman of HSBC Latin America Holdings (UK) Limited and a director of HSBC Bank Australia Limited and HSBC Bank Middle East Limited since 7 July 2011. Former appointments include: Chief Executive Officer of The Hongkong and Shanghai Banking Corporation Limited from 2007 to February 2010; a director of Hang Seng Bank Limited; President and Group Managing Director Latin America and the Caribbean; Chief Executive Officer, Mexico; Senior Executive Vice-President, Commercial Banking, HSBC Bank USA, N.A.; Managing Director of The Saudi British Bank; Chairman, Personal and Commercial Banking and Insurance; and a member of the Visa Asia Pacific Senior Advisory Council, Visa Inc.

Mr Flockhart is a career banker, being an emerging markets specialist with over 35 years’ experience with HSBC across Latin America, the Middle East, US and Asia. In 2007 he was honoured with a CBE in recognition of his services to British business and charitable services and institutions in Mexico.

† J W J Hughes-Hallett, SBS

Age 61. Chairman of John Swire & Sons Limited. A non-executive Director since 2005. A member of the Nomination Committee and, since February 2010, of the Group Risk Committee. A non-executive director and former chairman of Cathay Pacific Airways Limited and Swire Pacific Limited. A trustee of the Dulwich Picture Gallery and the Esmée Fairbairn Foundation. A member of The Hong Kong Association and the Governing Board of the

HSBC HOLDINGS PLC

Board of Directors and Senior Management (continued)

Courtauld Institute of Art. A former member of the Group Audit Committee and a non-executive director of The Hongkong and Shanghai Banking Corporation Limited from 1999 to 2004. Awarded the Silver Bauhinia Star by the Hong Kong Government in 2004.

Mr Hughes-Hallett brings to the Board a background in financial accounting and the management of a broad range of businesses in a number of international industries, including aviation, insurance, property, shipping, manufacturing and trading in the Far East, UK, US and Australia. He is a Fellow of the Institute of Chartered Accountants in England and Wales.

† W S H Laidlaw

Age 55. Chief Executive Officer of Centrica plc. A non-executive Director since 2008. A member of the Remuneration Committee. A member of the UK Prime Minister’s Business Advisory Group and the Lead Non-executive Board Member of the Department for Transport. Former appointments include Executive Vice President of Chevron Corporation; a non-executive director of Hanson PLC; Chief Executive Officer of Enterprise Oil plc; and President and Chief Operating Officer of Amerada Hess Corporation.

Mr Laidlaw brings to the Board significant international experience, particularly in the energy sector, having had responsibility for businesses in four continents. He has a Master’s in Business Administration from INSEAD.

† J R Lomax

Age 66. Former Deputy Governor, Monetary Stability, at the Bank of England and a member of the Monetary Policy Committee. A non-executive Director since 2008. A member of the Group Audit Committee since 2009 and of the Group Risk Committee since February 2010. A non-executive director of The Scottish American Investment Company PLC, Reinsurance Group of America Inc., Arcus European Infrastructure Fund GP LLP and BAA Limited. A director of the Council of Imperial College, London and a member of the Board of the Royal National Theatre. President of the Institute of Fiscal Studies. Former appointments include: Deputy Governor of the Bank of England; Permanent Secretary at the UK Government Departments for Transport and Work and Pensions and the Welsh Office; and Vice President and Chief of Staff to the President of the World Bank.

Ms Lomax brings to the Board business experience in both the public and private sectors and a deep knowledge of the operation of the UK government and the financial system.

I J Mackay, Group Finance Director

Age 49. An executive Director since December 2010. Joined HSBC in 2007. A Director of Hang Seng Bank Limited until December 2010. Chief Financial Officer, Asia Pacific from 2009 to December 2010 and Chief Financial Officer, North America from 2007 to 2009. Former appointments include: Vice President and Chief Financial Officer of GE Consumer Finance and Vice President and Chief Financial Officer of GE Healthcare – Global Diagnostic Imaging.

Mr Mackay has extensive financial and international experience. He has worked in London, Paris, US and Asia. He is a member of the Institute of Chartered Accountants of Scotland.

† G Morgan, CM

Age 65. Non-executive Chairman of SNC-Lavalin Group Inc. A non-executive Director since 2006. A member of the Remuneration Committee. A member of the Board of Trustees of The Fraser Institute and the Manning Centre for Building Democracy. A non-executive director of HSBC Bank Canada from 1996 to 2006. Former appointments include Founding President, Chief Executive Officer and Vice Chairman of EnCana Corporation; director of Alcan Inc.; and director of Lafarge North America, Inc.

Mr Morgan brings to the Board a background in technical, operational, financial and management positions and has led large international companies in the energy and engineering sectors. He has been recognised as Canada’s most respected Chief Executive Officer in a national poll of Chief Executives. He is currently a business columnist for Canada’s largest national newspaper. He was appointed a Member of the Order of Canada in December 2010 for his contributions as a business and community leader and as a philanthropist.

† N R N Murthy, CBE

Age 64. Chairman and Chief Mentor and former Chief Executive Officer of Infosys Limited. A non-executive Director since 2008. Chairman of the Corporate Sustainability Committee since May 2010. A director of the United Nations Foundation. Former appointments include: a director of Unilever plc and a non-executive director of DBS Group Holdings Limited, DBS Bank Limited and New Delhi Television Limited.

Mr Murthy brings to the Board experience in information technology, corporate governance and education, particularly in India. He founded Infosys Limited in India in 1981 and was its Chief Executive Officer for 21 years. Under his leadership, Infosys established a global footprint and was listed on NASDAQ in 1999. During his career he has worked in France and India.

HSBC HOLDINGS PLC

Board of Directors and Senior Management (continued)

† Sir Simon Robertson, Deputy Chairman, senior independent non-executive Director

Age 70. Non-executive chairman of Rolls-Royce Group plc and the founder member of Simon Robertson Associates LLP. A non-executive Director since 2006. Senior independent non-executive Director since 2007 and Deputy Chairman since December 2010. A member of the Nomination Committee. A non-executive director of Berry Bros. & Rudd Limited, The Economist Newspaper Limited and Royal Opera House Covent Garden Limited. A trustee of the Eden Project Trust and of the Royal Opera House Endowment Fund. Former appointments include: Managing Director of Goldman Sachs International and chairman of Dresdner Kleinwort Benson.

Sir Simon brings to the Board a background in international corporate advisory with a wealth of experience in mergers and acquisitions, merchant banking, investment banking and financial markets. During his career he has worked in France, Germany, the UK and the US. In June 2010, he was honoured with a knighthood in recognition of his services to business.

† J L Thornton

Age 57. A non-executive Director since 2008. Chairman of the Remuneration Committee since May 2010. Non-executive chairman and a director of HSBC North America Holdings Inc. since 2008. Professor and director of the Global Leadership Program at the Tsinghua University School of Economics and Management. Chairman of the Brookings Institution Board of Trustees. A non-executive director of Ford Motor Company, News Corporation, Inc. and China Unicom (Hong Kong) Limited. A director of National Committee on

United States-China Relations and a Trustee of Asia Society, China Institute, The China Foreign Affairs University, the Palm Beach Civic Association and the United World College of East Africa Trust. A member of the Council on Foreign Relations, the China Securities Regulatory Commission International Advisory Committee and China Reform Forum International Advisory Committee. Former appointments include: a non-executive director of Industrial and Commercial Bank of China Limited; Intel Corporation, Inc.; and President of the Goldman Sachs Group, Inc.

Mr Thornton brings to the Board experience that bridges developed and developing economies and the public and private sectors. He has a deep knowledge of financial services and education systems, particularly in Asia. During his 23 year career with Goldman Sachs, he played a key role in the firm’s global development and was Chairman of Goldman Sachs Asia.

† Sir Brian Williamson, CBE

Age 66. A non-executive Director since 2002. A member of the Nomination Committee, having ceased to be its chairman in February 2010. A director of NYSE Euronext. Former appointments include: chairman of Electra Private Equity plc, London International Financial Futures and Options Exchange and Gerrard Group plc; a director of Climate Exchange plc; and a non-executive director of Resolution plc, the Financial Services Authority and the Court of The Bank of Ireland.

Sir Brian brings to the Board extensive experience in money and bond markets, insurance, private equity, futures, options and commodities trading internationally. He established the London International Financial Futures and Options Exchange in the 1980s and led the Exchange’s development of its electronic trading platform in the mid-1990s. He was the first chairman of Resolution plc, established to consolidate life assurance business in the UK. He is a member of the Guild for International Bankers.

†	Independent non-executive Director

HSBC HOLDINGS PLC

Board of Directors and Senior Management (continued)

Secretary

R G Barber

Age 60. Group Company Secretary since 1986. Appointed a Group General Manager in 2006. Joined HSBC in 1980. Company Secretary of HSBC Holdings plc since 1990. Chairman of the Disclosure Committee. A member of the Listing Authority Advisory Committee of the Financial Services Authority and of the Primary Markets Group of the London Stock Exchange. Former appointments include: Corporation Secretary of The Hongkong and Shanghai Banking Corporation Limited and Company Secretary of HSBC Bank plc.

Adviser to the Board

D J Shaw

Age 65. An Adviser to the Board since 1998. Solicitor. A former partner in Norton Rose. A director of HSBC Bank Bermuda Limited, HSBC Private Banking Holdings (Suisse) SA and HSBC Private Bank (Suisse) SA. An independent non-executive director of Kowloon Development Company Limited and Shui On Land Limited.

Group Managing Directors

A Almeida

Age 55. Group Head of Human Resources and Corporate Sustainability. A Group Managing Director since 2008. Joined HSBC in 1992. Appointed a Group General Manager in 2007. Former appointments include: Global Head of Human Resources for Global Banking and Markets, Global Private Banking, Global Transaction Banking and HSBC Amanah.

E Alonso

Age 56. Group Managing Director and Head of HSBC Latin America and the Caribbean. A Group Managing Director since 2008. Joined HSBC in 1997. Appointed a Group General Manager in 2006. Chairman of Grupo Financiero HSBC, S.A. de C.V., HSBC México, S.A., Institución de Banca Múltiple, Grupo Financiero HSBC and HSBC Bank (Panamá) S.A. Chief Executive Officer and a director of HSBC Latin America Holdings (UK) Limited and director of HSBC Argentina Holdings S.A. Former appointments include: director of HSBC Bank Brasil S.A. – Banco Múltiplo; Managing Director of HSBC Serviços e Participaçoes Ltda; and HSBC (Brasil) Administradora de Consorcio Ltda.

S Assaf

Age 51. Chief Executive, Global Banking and Markets. A Group Managing Director since 1 January 2011. Joined HSBC France in 1994. Appointed a Group General Manager in 2008. A director of HSBC Bank Egypt S.A.E. Ceased to be a director of HSBC Global Asset Management Limited on 24 June 2011. Former appointments include: Head of Global Markets and Head of Global Markets for Europe, Middle East and Africa.

R E T Bennett

Age 59. Group General Counsel. A Group Managing Director since 3 May 2011. Joined HSBC in 1979. Appointed a Group General Manager in 1998. A director of HSBC Finance (Netherlands) and HSBC IM Pension Trust Limited. Former appointments include: Head of Group Legal & Compliance and Head of Legal & Compliance, Asia Pacific.

N S K Booker

Age 52. Chief Executive Officer, HSBC North America Holdings Inc. A Group Managing Director since August 2010. Joined HSBC in 1981. Appointed a Group General Manager in 2004. Chairman of HSBC Bank USA, National

HSBC HOLDINGS PLC

Board of Directors and Senior Management (continued)

Association, HSBC Financial Corporation and HSBC USA Inc. A director of HSBC North America Holdings Inc. and HSBC Bank Canada. Former appointments include: Chief Executive Officer of HSBC Finance Corporation; Deputy Chairman and Chief Executive Officer of HSBC Bank Middle East Limited; and Chief Executive Officer, India.

A M Keir

Age 52. Global Head of Commercial Banking. A Group Managing Director since 1 January 2011. Joined HSBC in 1981. Appointed a Group General Manager in 2006. Ceased to be a director of HSBC Bank A.S. on 1 April 2011. Former appointments include: Group General Manager, Commercial Banking, Europe; Global Co-Head, Global Commercial Banking; and Global Co-Head of the Group’s commercial banking activities.

M M Moses

Age 53. Group Chief Risk Officer. A Group Managing Director since December 2010. Joined HSBC in 2005. Appointed a Group General Manager in May 2010. A director of HSBC Insurance (Bermuda) Limited. Former appointments include: Chief Financial and Risk Officer, Global Banking and Markets.

S P O’Sullivan

Age 55. Chief Operating Officer. Appointed a Group Managing Director with effect from 30 July 2011. Joined HSBC in 1980. Appointed Group General Manager and Chief Technology and Services Officer, UK in January 2010 and Group Chief Technology and Services Officer from 11 January 2011. Former appointments include: Chief Operating Officer (UK), Chairman of HSBC Securities (Canada) Inc. and HSBC Trust Company (UK) Limited; Chief Operating Officer (Canada); and a director of HSBC Bank plc, HFC Bank Limited and Marks and Spencer Financial Services plc.

B Robertson

Age 57. Chief Executive, HSBC Bank plc. A Group Managing Director since 2008. Joined HSBC in 1975. Appointed a Group General Manager in 2003. Chairman of HSBC Life (UK) Limited and a director of HSBC Bank plc. Former appointments include: Group Chief Risk Officer; Group General Manager, Group Credit and Risk; and Head of Global Banking and Markets for North America.

P A Thurston

Age 57. Chief Executive, Retail Banking and Wealth Management. A Group Managing Director since 2008. Joined HSBC in 1975. Appointed a Group General Manager in 2003. A director of HSBC Bank plc. A director of HSBC Private Banking Holdings (Suisse) SA since 21 March 2011 and of The Hongkong and Shanghai Banking Corporation Limited since 20 April 2011. Former appointments include: Chief Executive of HSBC Bank plc and Chairman of HSBC Life (UK) Limited.

P T S Wong

Age 59. Chief Executive, The Hongkong and Shanghai Banking Corporation Limited. A Group Managing Director since February 2010. Joined HSBC and appointed a Group General Manager in 2005. Chairman of HSBC Bank (China) Company Limited since 17 June 2011 and of HSBC Bank Malaysia Berhad. Vice Chairman of HSBC Bank (Vietnam) Ltd. A non-executive director of Hang Seng Bank Limited, Bank of Communications Co., Ltd and Ping An Insurance (Group) Company of China, Ltd. An independent non-executive director of Cathay Pacific Airways Limited. Former appointments include: a director of HSBC Bank Australia Limited.

HSBC HOLDINGS PLC

Financial Statements (unaudited)

Consolidated income statement for the half-year to 30 June 2011

		Half-year to
		30 June 2011	30 June 2010	31 December 2010
	Notes	US$m	US$m	US$m

Interest income		31,046	28,686	29,659
Interest expense		(10,811)	(8,929)	(9,975)

Net interest income		20,235	19,757	19,684

Fee income		10,944	10,405	10,712
Fee expense		(2,137)	(1,887)	(1,875)

Net fee income		8,807	8,518	8,837

Trading income excluding net interest income		3,231	2,309	2,371
Net interest income on trading activities		1,581	1,243	1,287

Net trading income		4,812	3,552	3,658

Changes in fair value of long-term debt issued and related derivatives		(494)	1,125	(1,383)
Net income/(expense) from other financial instruments designated at fair value		394	(40)	1,518

Net income/(expense) from financial instruments designated at fair value		(100)	1,085	135
Gains less losses from financial investments		485	557	411
Dividend income		87	59	53
Net earned insurance premiums		6,700	5,666	5,480
Other operating income		1,285	1,478	1,084

Total operating income		42,311	40,672	39,342

Net insurance claims incurred and movement in liabilities to policyholders		(6,617)	(5,121)	(6,646)

Net operating income before loan impairment charges and other credit risk provisions		35,694	35,551	32,696

Loan impairment charges and other credit risk provisions		(5,266)	(7,523)	(6,516)

Net operating income		30,428	28,028	26,180

Employee compensation and benefits		(10,521)	(9,806)	(10,030)
General and administrative expenses		(8,419)	(7,014)	(8,142)
Depreciation and impairment of property, plant and equipment		(805)	(834)	(879)
Amortisation and impairment of intangible assets		(765)	(457)	(526)

Total operating expenses		(20,510)	(18,111)	(19,577)

Operating profit		9,918	9,917	6,603

Share of profit in associates and joint ventures		1,556	1,187	1,330

Profit before tax		11,474	11,104	7,933

Tax expense	6	(1,712)	(3,856)	(990)

Profit for the period		9,762	7,248	6,943

Profit attributable to shareholders of the parent company		9,215	6,763	6,396
Profit attributable to non-controlling interests		547	485	547

		US$	US$	US$

Basic earnings per ordinary share	4	0.51	0.38	0.35
Diluted earnings per ordinary share	4	0.50	0.38	0.34

The accompanying notes on pages 179 to 218 form an integral part of these financial statements1.

For footnote, see page 178.

HSBC HOLDINGS PLC

Financial Statements (unaudited) (continued)

Consolidated statement of comprehensive income for the half-year to 30 June 2011

	Half-year to
	30 June	30 June	31 December
	2011	2010	2010
	US$m	US$m	US$m

Profit for the period	9,762	7,248	6,943

Other comprehensive income/(expense)
Available-for-sale investments	1,136	4,206	1,629
– fair value gains/(losses)	1,378	4,698	1,670
– fair value (gains)/losses transferred to income statement on disposal	(529)	(574)	(600)
– amounts transferred to the income statement in respect of impairment losses	287	678	440
– income taxes	–	(596)	119

Cash flow hedges	40	(45)	(226)
– fair value gains/(losses)	231	(1,687)	1,509
– fair value (gains)/losses transferred to income statement	(196)	1,644	(1,808)
– income taxes	5	(2)	73

Actuarial gains/(losses) on defined benefit plans	(19)	(60)	(1)
– before income taxes	(18)	(82)	22
– income taxes	(1)	22	(23)

Share of other comprehensive income of associates and joint ventures	(146)	73	34
Exchange differences	4,404	(6,128)	5,561
Income tax attributable to exchange differences	165	–	–

Other comprehensive income/(expense) for the period, net of tax	5,580	(1,954)	6,997

Total comprehensive income for the period	15,342	5,294	13,940

Total comprehensive income for the period attributable to:
– shareholders of the parent company	14,728	4,901	13,186
– non-controlling interests	614	393	754

	15,342	5,294	13,940

The accompanying notes on pages 179 to 218 form an integral part of these financial statements1.

For footnote, see page 178.

HSBC HOLDINGS PLC

Financial Statements (unaudited) (continued)

Consolidated balance sheet at 30 June 2011

	Notes	At 30 June 2011 US$m	At 30 June 2010 US$m	At 31 December 2010 US$m
Assets

Cash and balances at central banks		68,218	71,576	57,383
Items in the course of collection from other banks		15,058	11,195	6,072
Hong Kong Government certificates of indebtedness		19,745	18,364	19,057
Trading assets	7	474,950	403,800	385,052
Financial assets designated at fair value	11	39,565	32,243	37,011
Derivatives	12	260,672	288,279	260,757
Loans and advances to banks		226,043	196,296	208,271
Loans and advances to customers		1,037,888	893,337	958,366
Financial investments	13	416,857	385,471	400,755
Other assets		47,503	42,140	43,251
Current tax assets		1,487	1,070	1,096
Prepayments and accrued income		12,556	11,586	11,966
Interests in associates and joint ventures		18,882	15,701	17,198
Goodwill and intangible assets		32,028	27,859	29,922
Property, plant and equipment		11,594	13,291	11,521
Deferred tax assets		7,941	6,246	7,011

Total assets		2,690,987	2,418,454	2,454,689

Liabilities and equity

Liabilities
Hong Kong currency notes in circulation		19,745	18,364	19,057
Deposits by banks		125,479	127,316	110,584
Customer accounts		1,318,987	1,147,321	1,227,725
Items in the course of transmission to other banks		16,317	11,976	6,663
Trading liabilities	15	385,824	274,836	300,703
Financial liabilities designated at fair value	16	98,280	80,436	88,133
Derivatives	12	257,025	287,014	258,665
Debt securities in issue		149,803	153,600	145,401
Other liabilities		31,583	71,732	28,050
Current tax liabilities		2,629	2,558	1,804
Liabilities under insurance contracts		64,451	52,516	58,609
Accruals and deferred income		13,432	12,174	13,906
Provisions	17	3,027	1,828	2,138
Deferred tax liabilities		1,157	1,264	1,093
Retirement benefit liabilities		2,958	3,949	3,856
Subordinated liabilities		32,753	28,247	33,387

Total liabilities		2,523,450	2,275,131	2,299,774

Equity
Called up share capital		8,909	8,755	8,843
Share premium account		8,401	8,423	8,454
Other equity instruments		5,851	5,851	5,851
Other reserves		31,085	18,721	25,414
Retained earnings		106,004	94,193	99,105

Total shareholders’ equity		160,250	135,943	147,667
Non-controlling interests		7,287	7,380	7,248

Total equity		167,537	143,323	154,915

Total equity and liabilities		2,690,987	2,418,454	2,454,689

The accompanying notes on pages 179 to 218 form an integral part of these financial statements1.

For footnote, see page 178.

HSBC HOLDINGS PLC

Financial Statements (unaudited) (continued)

Consolidated statement of cash flows for the half-year to 30 June 2011

		Half-year to
	Notes	30 June 2011 US$m	30 June 2010 US$m	31 December 2010 US$m

Cash flows from operating activities
Profit before tax		11,474	11,104	7,933

Adjustments for:
– net gain from investing activities		(544)	(1,111)	(587)
– share of profit in associates and joint ventures		(1,556)	(1,187)	(1,330)
– other non-cash items included in profit before tax	19	8,825	9,553	9,334
– change in operating assets	19	(92,560)	14,130	(27,397)
– change in operating liabilities	19	130,301	(1,389)	43,661
– elimination of exchange differences[2]		(16,046)	17,993	(19,792)
– dividends received from associates		246	198	243
– contributions paid to defined benefit plans		(588)	(2,899)	(422)
– tax paid		(1,709)	(247)	(2,046)

Net cash generated from operating activities		37,843	46,145	9,597

Cash flows from investing activities
Purchase of financial investments		(156,596)	(199,567)	(141,635)
Proceeds from the sale and maturity of financial investments		153,407	178,272	143,574
Purchase of property, plant and equipment		(665)	(739)	(1,794)
Proceeds from the sale of property, plant and equipment		194	3,338	1,035
Proceeds from the sale of loan portfolios		–	929	3,314
Net purchase of intangible assets		(893)	(521)	(658)
Net cash outflow from acquisition of subsidiaries		–	(34)	(52)
Net cash inflow from disposal of subsidiaries		5	191	275
Net cash outflow from acquisition of or increase in stake of associates		(39)	(563)	(1,026)
Net cash outflow from the deconsolidation of funds		–	–	(19,566)
Proceeds from disposal of associates and joint ventures		11	171	83

Net cash used in investing activities		(4,576)	(18,523)	(16,450)

Cash flows from financing activities
Issue of ordinary share capital		13	–	180
Issue of other equity instruments		–	3,718	–
Net sales of own shares for market-making and investment purposes		27	61	102
(Purchases)/sales of own shares to meet share awards and share option awards		(27)	19	(8)
On exercise of share options		–	61	(59)
Subordinated loan capital issued		–	1,329	3,152
Subordinated loan capital repaid		(2,574)	(2,408)	(67)
Net cash outflow from change in stake in subsidiaries		–	–	(229)
Dividends paid to ordinary shareholders of the parent company		(2,192)	(2,126)	(1,315)
Dividends paid to non-controlling interests		(321)	(329)	(266)
Dividends paid to holders of other equity instruments		(286)	(134)	(279)

Net cash generated from/(used in) financing activities		(5,360)	191	1,211

Net increase/(decrease) in cash and cash equivalents		27,907	27,813	(5,642)

Cash and cash equivalents at the beginning of the period		274,076	250,766	265,910
Exchange differences in respect of cash and cash equivalents		10,368	(12,669)	13,808

Cash and cash equivalents at the end of the period	19	312,351	265,910	274,076

The accompanying notes on pages 179 to 218 form an integral part of these financial statements1.

For footnotes, see page 178.

HSBC HOLDINGS PLC

Financial Statements (unaudited) (continued)

Consolidated statement of changes in equity for the half-year to 30 June 2011

	Half-year to 30 June 2011
					Other reserves[3]
	Called up share capital US$m	Share premium[4] US$m	Other equity instru- ments US$m	Retained earnings [3],[5],[6] US$m	Available- for-sale fair value reserve US$m	Cash flow hedging reserve[7] US$m	Foreign exchange reserve US$m	Merger reserve[5],[8] US$m	Total share- holders’ equity US$m	Non- controlling interests US$m	Total equity US$m

At 1 January 2011	8,843	8,454	5,851	99,105	(4,077)	(285)	2,468	27,308	147,667	7,248	154,915
Profit for the period	–	–	–	9,215	–	–	–	–	9,215	547	9,762

Other comprehensive income (net of tax)	–	–	–	(144)	1,146	40	4,471	–	5,513	67	5,580
Available-for-sale investments	–	–	–	–	1,146	–	–	–	1,146	(10)	1,136
Cash flow hedges	–	–	–	–	–	40	–	–	40	–	40
Actuarial gains/(losses) on defined benefit plans	–	–	–	2	–	–	–	–	2	(21)	(19)
Share of other comprehensive income of associates and joint ventures	–	–	–	(146)	–	–	–	–	(146)	–	(146)
Exchange differences	–	–	–	–	–	–	4,471	–	4,471	98	4,569

Total comprehensive income for the period	–	–	–	9,071	1,146	40	4,471	–	14,728	614	15,342

Shares issued under employee share plans	1	12	–	–	–	–	–	–	13	–	13
Shares issued in lieu of dividends and amounts arising thereon[4]	65	(65)	–	1,334	–	–	–	–	1,334	–	1,334
Dividends to shareholders	–	–	–	(4,006)	–	–	–	–	(4,006)	(413)	(4,419)
Tax credits on dividends	–	–	–	64	–	–	–	–	64	–	64
Own shares adjustment	–	–	–	(225)	–	–	–	–	(225)	–	(225)
Cost of share-based payment arrangements	–	–	–	588	–	–	–	–	588	–	588
Income taxes on share-based payments	–	–	–	36	–	–	–	–	36	–	36
Other movements	–	–	–	37	14	–	–	–	51	1	52
Acquisition and disposal of subsidiaries	–	–	–	–	–	–	–	–	–	(261)	(261)
Changes in ownership interests in subsidiaries that did not result in loss of control	–	–	–	–	–	–	–	–	–	98	98

At 30 June 2011	8,909	8,401	5,851	106,004	(2,917)	(245)	6,939	27,308	160,250	7,287	167,537

HSBC HOLDINGS PLC

Financial Statements (unaudited) (continued)

Consolidated statement of changes in equity for the half-year to 30 June 2011 (continued)

	Half-year to 30 June 2010
					Other reserves[3]
	Called up share capital US$m	Share premium[4] US$m	Other equity instru- ments US$m	Retained earnings [3,5],[6] US$m	Available- for-sale fair value reserve US$m	Cash flow hedging reserve[7] US$m	Foreign exchange reserve US$m	Merger reserve[5],[8] US$m	Total share- holders’ equity US$m	Non- controlling interests US$m	Total equity US$m

At 1 January 2010	8,705	8,413	2,133	88,737	(9,965)	(26)	2,994	27,308	128,299	7,362	135,661
Profit for the period	–	–	–	6,763	–	–	–	–	6,763	485	7,248

Other comprehensive income (net of tax)	–	–	–	28	4,151	(39)	(6,002)	–	(1,862)	(92)	(1,954)
Available-for-sale investments	–	–	–	–	4,151	–	–	–	4,151	55	4,206
Cash flow hedges	–	–	–	–	–	(39)	–	–	(39)	(6)	(45)
Actuarial losses on defined benefit plans	–	–	–	(45)	–	–	–	–	(45)	(15)	(60)
Share of other comprehensive income of associates and joint ventures	–	–	–	73	–	–	–	–	73	–	73
Exchange differences	–	–	–	–	–	–	(6,002)	–	(6,002)	(126)	(6,128)

Total comprehensive income for the period	–	–	–	6,791	4,151	(39)	(6,002)	–	4,901	393	5,294

Shares issued under employee share plans	3	58	–	–	–	–	–	–	61	–	61
Shares issued in lieu of dividends and amounts arising thereon[4]	47	(48)	–	1,584	–	–	–	–	1,583	–	1,583
Capital securities issued during the period[9]	–	–	3,718	–	–	–	–	–	3,718	–	3,718
Dividends to shareholders	–	–	–	(3,261)	–	–	–	–	(3,261)	(409)	(3,670)
Tax credits on dividends	–	–	–	54	–	–	–	–	54	–	54
Own shares adjustment	–	–	–	80	–	–	–	–	80	–	80
Exercise and lapse of share options and vesting of share awards	–	–	–	(119)	–	–	–	–	(119)	–	(119)
Cost of share-based payment arrangements	–	–	–	371	–	–	–	–	371	–	371
Income taxes on share-based payments	–	–	–	(14)	–	–	–	–	(14)	–	(14)
Other movements	–	–	–	(30)	294	8	(2)	–	270	(1)	269
Changes in ownership interests in subsidiaries that did not result in loss of control	–	–	–	–	–	–	–	–	–	35	35

At 30 June 2010	8,755	8,423	5,851	94,193	(5,520)	(57)	(3,010)	27,308	135,943	7,380	143,323

HSBC HOLDINGS PLC

Financial Statements (unaudited) (continued)

	Half-year to 31 December 2010
					Other reserves[3]
	Called up share capital US$m	Share premium[4] US$m	Other equity instru- ments US$m	Retained earnings [3,5],[6] US$m	Available- for-sale fair value reserve US$m	Cash flow hedging reserve[7] US$m	Foreign exchange reserve US$m	Merger reserve[5],[8] US$m	Total share- holders’ equity US$m	Non- controlling interests US$m	Total equity US$m

At 1 July 2010	8,755	8,423	5,851	94,193	(5,520)	(57)	(3,010)	27,308	135,943	7,380	143,323
Profit for the period	–	–	–	6,396	–	–	–	–	6,396	547	6,943

Other comprehensive income (net of tax)	–	–	–	21	1,520	(227)	5,476	–	6,790	207	6,997
Available-for-sale investments	–	–	–	–	1,520	–	–	–	1,520	109	1,629
Cash flow hedges	–	–	–	–	–	(227)	–	–	(227)	1	(226)
Actuarial losses on defined benefit plans	–	–	–	(13)	–	–	–	–	(13)	12	(1)
Share of other comprehensive income of associates and joint ventures	–	–	–	34	–	–	–	–	34	–	34
Exchange differences	–	–	–	–	–	–	5,476	–	5,476	85	5,561

Total comprehensive income for period	–	–	–	6,417	1,520	(227)	5,476	–	13,186	754	13,940

Shares issued under employee share plans	9	110	–	–	–	–	–	–	119	–	119
Shares issued in lieu of dividends and amounts arising thereon[4]	79	(79)	–	940	–	–	–	–	940	–	940
Dividends to shareholders	–	–	–	(3,089)	–	–	–	–	(3,089)	(316)	(3,405)
Tax credits on dividends	–	–	–	68	–	–	–	–	68	–	68
Own shares adjustment	–	–	–	94	–	–	–	–	94	–	94
Exercise and lapse of share options and vesting of share awards	–	–	–	119	–	–	–	–	119	–	119
Cost of share-based payment arrangements	–	–	–	441	–	–	–	–	441	–	441
Other movements	–	–	–	(28)	(77)	(1)	2	–	(104)	4	(100)
Acquisition and disposal of subsidiaries	–	–	–	–	–	–	–	–	–	(436)	(436)
Changes in ownership interests in subsidiaries that did not result in loss of control	–	–	–	(50)	–	–	–	–	(50)	(138)	(188)

At 31 December 2010	8,843	8,454	5,851	99,105	(4,077)	(285)	2,468	27,308	147,667	7,248	154,915

Dividends per ordinary share at 30 June 2011 were US$0.21 (30 June 2010: US$0.18; 31 December 2010: US$0.16).

The accompanying notes on pages 179 to 218 form an integral part of these financial statements1.

For footnotes, see page 178.

HSBC HOLDINGS PLC

Financial Statements (unaudited) (continued)

Footnotes to Financial Statements

1	The following tables also form an integral part of these financial statements: ‘Maximum exposure to credit risk’ (page 92), ‘Gross loans and advances by industry sector’ (page 93), ‘Gross loans and advances to customers by industry sector and by geographical region’, (page 93), ‘Movement in impairment allowances on loans and advances to customers and banks’ (page 117), and Composition of regulatory capital within ‘Capital structure’ (page 161).
2	Adjustment to bring changes between opening and closing balance sheet amounts to average rates. This is not done on a line-by-line basis, as details cannot be determined without unreasonable expense.
3	The movement in reserves relating to equity-settled share-based payment arrangements is recognised in ‘Retained earnings’ in the ‘Consolidated statement of change in equity’, with effect from 1 January 2011. Previously, it was disclosed separately in a ‘Share-based payment reserve’ within ‘Other reserves’. Comparative data have been restated accordingly. The adjustment reduced ‘Other reserves’ and increased ‘Retained earnings’ by US$1,765m at 30 June 2011 (30 June 2010: US$1,268m; 31 December 2010; US$1,755m). There was no effect on basic or diluted earnings per share following this change.
4	No deduction (30 June 2010: US$1m; 31 December 2010: nil) in respect of issue costs incurred during the period is included in share premium.
5	Cumulative goodwill amounting to US$5,138m has been charged against reserves in respect of acquisitions of subsidiaries prior to 1 January 1998, including US$3,469m charged against the merger reserve arising on the acquisition of HSBC Bank. The balance of US$1,669m was charged against retained earnings.
6	Retained earnings include 77,926,453 (US$968m) of own shares held within HSBC’s insurance business, retirement funds for the benefit of policyholders or beneficiaries within employee trusts for the settlement of shares expected to be delivered under employee share schemes or bonus plans, and the market-making activities in Global Markets (30 June 2010: 127,950,817 (US$1,578m); 31 December 2010: 123,331,979 (US$1,799m)).
7	Amounts transferred to the income statement in respect of cash flow hedges include US$345m gain (30 June 2010: US$129m loss; 31 December 2010: US$734m gain) taken to ‘Net interest income’ and US$149m loss (30 June 2010: US$1,515m loss; 31 December 2010: US$1,074m gain) taken to ‘Net trading income’.
8	Statutory share premium relief under Section 131 of the Companies Act 1985 (the ‘Act’) was taken in respect of the acquisition of HSBC Bank in 1992, HSBC France in 2000 and HSBC Finance in 2003 and the shares issued were recorded at their nominal value only. In HSBC’s consolidated financial statements the fair value differences of US$8,290m in respect of HSBC France and US$12,768m in respect of HSBC Finance were recognised in the merger reserve. The merger reserve created on the acquisition of HSBC Finance subsequently became attached to HSBC Overseas Holdings (UK) Limited (‘HOHU’), following a number of intra-Group reorganisations. At 30 June 2011, nil (30 June 2010: nil; 31 December 2010: nil) was transferred from this reserve to retained earnings as a result of impairment in HSBC Holdings’ investment in HOHU. During 2009, pursuant to Section 131 of the Companies Act 1985, statutory share premium relief was taken in respect of the rights issue and US$15,796m was recognised in the merger reserve. The merger reserve includes the deduction of US$614m in respect of costs relating to the rights issue, of which US$149m was subsequently transferred to the income statement. Of this US$149m, US$121m was a loss arising from accounting for the agreement with the underwriters as a contingent forward contract. The merger reserve excludes the loss of US$344m on a forward foreign exchange contract associated with hedging the proceeds of the rights issue.
9	During June 2010, HSBC Holdings issued US$3,800m of Perpetual Subordinated Capital Securities, Series 2 (‘capital securities’), on which there were US$82m of external issuance costs and US$23m of intra-Group issuance costs which are classified as equity under IFRSs. The capital securities are exchangeable at HSBC Holdings’ option into non-cumulative US dollar preference shares on any coupon payment date. Interest on the capital securities is paid quarterly and may be deferred at the discretion of HSBC Holdings. The capital securities may only be redeemed at the option of HSBC Holdings.

HSBC HOLDINGS PLC

Notes on the Financial Statements (unaudited)

Note

Note

1	Basis of preparation

(a)	Compliance with International Financial Reporting Standards

The interim consolidated financial statements of HSBC have been prepared in accordance with the Disclosure Rules and Transparency Rules of the Financial Services Authority and IAS 34 ‘Interim Financial Reporting’ (‘IAS 34’) as issued by the International Accounting Standards Board (‘IASB’) and as endorsed by the EU.

The consolidated financial statements of HSBC at 31 December 2010 were prepared in accordance with International Financial Reporting Standards (‘IFRSs’) as issued by the IASB and as endorsed by the EU. EU-endorsed IFRSs may differ from IFRSs as issued by the IASB if, at any point in time, new or amended IFRSs have not been endorsed by the EU. At 31 December 2010, there were no unendorsed standards effective for the year ended 31 December 2010 affecting the consolidated financial statements at that date, and there was no difference between IFRSs endorsed by the EU and IFRSs issued by the IASB in terms of their application to HSBC. Accordingly, HSBC’s financial statements for the year ended 31 December 2010 were prepared in accordance with IFRSs as issued by the IASB.

At 30 June 2011, there were no unendorsed standards effective for the period ended 30 June 2011 affecting these interim consolidated financial statements, and there was no difference between IFRSs endorsed by the EU and IFRSs issued by the IASB in terms of their application to HSBC.

IFRSs comprise accounting standards issued by the IASB and its predecessor body as well as interpretations issued by the IFRS Interpretations Committee (‘IFRIC’) and its predecessor body.

During the period ended 30 June 2011, HSBC adopted a number of interpretations and amendments to standards which had an insignificant effect on these interim consolidated financial statements.

(b)	Presentation of information

In accordance with HSBC’s policy to provide meaningful disclosures that help investors and other stakeholders understand the Group’s performance, financial position and changes thereto, the information provided in the Notes on the Financial Statements and the Interim Management Report goes beyond the minimum levels required by accounting standards, statutory and regulatory requirements and listing rules. In particular, HSBC has adopted the British Bankers’ Association Code for Financial Reporting Disclosure (‘the BBA Code’). The BBA Code aims to increase the quality and comparability of banks’ disclosures and sets out five disclosure principles together with supporting guidance. In line with the principles of the BBA Code, HSBC assesses the applicability and relevance of good practice recommendations issued from time to time by relevant regulators and standard setters, enhancing disclosures where appropriate.

HSBC’s consolidated financial statements are presented in US dollars which is also HSBC Holdings’ functional currency. HSBC Holdings’ functional currency is the US dollar because the US dollar and currencies linked to it are the most significant currencies relevant to the underlying transactions, events and conditions of its subsidiaries, as well as representing a significant proportion of its funds generated from financing activities.

HSBC HOLDINGS PLC

Notes on the Financial Statements (unaudited) (continued)

HSBC uses the US dollar as its presentation currency in its consolidated financial statements because the US dollar and currencies linked to it form the major currency bloc in which HSBC transacts and funds its business.

(c)	Comparative information

These interim consolidated financial statements include comparative information as required by IAS 34, the UK Disclosure Rules and Transparency Rules and the Hong Kong Listing Rules.

(d)	Use of estimates and assumptions

The preparation of financial information requires the use of estimates and assumptions about future conditions. The use of available information and the application of judgement are inherent in the formation of estimates; actual results in the future may differ from those reported. Management believes that HSBC’s critical accounting policies where judgement is necessarily applied are those which relate to impairment of loans and advances, goodwill impairment, the valuation of financial instruments, the impairment of available-for-sale financial assets and deferred tax assets. These critical accounting policies are described on pages 33 to 36 of the Annual Report and Accounts 2010.

(e)	Consolidation

The interim consolidated financial statements of HSBC comprise the financial statements of HSBC Holdings and its subsidiaries. The method adopted by HSBC to consolidate its subsidiaries is described on pages 251 to 252 of the Annual Report and Accounts 2010.

(f)	Future accounting developments

At 30 June 2011, a number of standards and interpretations, and amendments thereto, had been issued by the IASB which are not yet effective for these consolidated financial statements, the most significant of which are described below. The IASB is continuing to work on projects on insurance, revenue recognition and lease accounting, which together with IFRS 9 and the standards described below, represent widespread and significant changes to accounting requirements from 2013.

IFRS 9 ‘Financial Instruments’ is described on pages 252 and 253 of the Annual Report and Accounts 2010, including the second and third phases in the IASB’s project to replace IAS 39, which address the impairment of financial assets measured at amortised cost and hedge accounting. The IASB did not finalise the replacement of IAS 39 by its stated target of June 2011, and the IASB and the US Financial Accounting Standards Board have agreed to extend the timetable beyond this date to permit further work and consultation with stakeholders. As a consequence, the IASB is consulting on its proposal to change the effective date of IFRS 9 to 1 January 2015 to facilitate the adoption of the entire replacement of IAS 39. The EU is not expected to endorse IFRS 9 until the completed standard is available. Therefore, HSBC remains unable to provide a date by which it plans to apply IFRS 9 and it remains impracticable to quantify the impact of IFRS 9 as at the date of publication of these consolidated financial statements.

Standards issued by the IASB but not endorsed by the EU

In May 2011, the IASB issued IFRS 10 ‘Consolidated Financial Statements’ (‘IFRS 10’), IFRS 11 ‘Joint Arrangements’ (‘IFRS 11’) and IFRS 12 ‘Disclosure of Interests in Other Entities’ (‘IFRS 12’). The standards are effective for annual periods beginning on or after 1 January 2013 with early adoption permitted. IFRSs 10 and 11 are to be applied retrospectively.

Under IFRS 10, there will be one approach for determining consolidation for all entities, based on the concept of power, variability of returns and their linkage. This will replace the current approach which emphasises legal control or exposure to risks and rewards, depending on the nature of the entity. IFRS 11 places more focus on rights and obligations than on legal form, and introduces the concept of a joint operation. IFRS 12 includes the disclosure requirements for subsidiaries, joint arrangements and associates and introduces new requirements for unconsolidated structured entities.

HSBC is currently assessing the impact of these new IFRSs, but it is impracticable to quantify their effect as at the date of publication of these consolidated financial statements.

HSBC HOLDINGS PLC

Notes on the Financial Statements (unaudited) (continued)

In May 2011, the IASB also issued IFRS 13 ‘Fair Value Measurement’ (‘IFRS 13’). This standard is effective for annual periods beginning on or after 1 January 2013 with early adoption permitted. IFRS 13 is required to be applied prospectively from the beginning of the first annual period in which it is applied. The disclosure requirements of IFRS 13 do not require comparative information to be provided for periods prior to initial application.

IFRS 13 establishes a single source of guidance for all fair value measurements required or permitted by IFRSs. The standard clarifies the definition of fair value as an exit price, which is defined as a price at which an orderly transaction to sell the asset or to transfer the liability would take place between market participants at the measurement date under current market conditions, and enhances disclosures about fair value measurement.

HSBC is currently assessing the impact of this new IFRS but it is impracticable to quantify its effect as at the date of publication of these consolidated financial statements.

In June 2011, the IASB issued amendments to IAS 19 ‘Employee Benefits’ (‘IAS 19 revised’). The revised standard is effective for annual periods beginning on or after 1 January 2013 with early adoption permitted. IAS 19 revised must be applied retrospectively.

The most significant amendment for HSBC is the replacement of interest cost and expected return on plan assets by a finance cost component comprising the net interest on the net defined benefit liability or asset. This finance cost component is determined by applying the same discount rate used to measure the defined benefit obligation to the net defined benefit liability or asset. The difference between the actual return on plan assets and the return included in the finance cost component in the income statement will be presented in other comprehensive income. The effect of this change is to increase the pension expense by the difference between the current expected return on plan assets and the return calculated by applying the relevant discount rate.

Based on an initial estimate of the impact of this particular amendment on the 2010 consolidated financial statements, the change would decrease pre-tax profit, with no effect on the pension liability. The effect on total operating expenses and pre-tax profit is not expected to be material. The effect at the date of adoption will depend on market interest rates, rates of return and the actual mix of scheme assets at that time.

(g)	Changes in composition of the Group

There were no material changes in the composition of the Group.

2	Accounting policies

The accounting policies adopted by HSBC for these interim consolidated financial statements are consistent with those described on pages 253 to 270 of the Annual Report and Accounts 2010, with the exception of the presentation of the consolidated statement of changes in equity which no longer includes a separate ‘Share-based payment reserve’ which has now been incorporated into retained earnings. The methods of computation applied by HSBC for these interim consolidated financial statements are consistent with those applied for the Annual Report and Accounts 2010.

HSBC HOLDINGS PLC

Notes on the Financial Statements (unaudited) (continued)

3	Dividends

The Directors declared after the end of the period a second interim dividend in respect of the financial year ending 31 December 2011 of US$0.09 per ordinary share, a distribution of approximately US$1,604m which will be payable on 6 October 2011. No liability is recorded in the financial statements in respect of this dividend.

Dividends to shareholders of the parent company

	Half-year to
	30 June 2011			30 June 2010			31 December 2010
	Per share US$	Total US$m	Settled in scrip US$m	Per share US$	Total US$m	Settled in scrip US$m	Per share US$	Total US$m	Settled in scrip US$m

Dividends declared on ordinary shares
In respect of previous year:
– fourth interim dividend	0.12	2,119	1,130	0.10	1,733	838	–	–	–
In respect of current year:
– first interim dividend	0.09	1,601	204	0.08	1,394	746	–	–	–
– second interim dividend	–	–	–	–	–	–	0.08	1,402	735
– third interim dividend	–	–	–	–	–	–	0.08	1,408	205

	0.21	3,720	1,334	0.18	3,127	1,584	0.16	2,810	940

Quarterly dividends on preference shares classified as equity
March dividend	15.50	22		15.50	22		–	–
June dividend	15.50	23		15.50	23		–	–
September dividend	–	–		–	–		15.50	22
December dividend	–	–		–	–		15.50	23

	31.00	45		31.00	45		31.00	45

Quarterly coupons on capital securities classified as equity[1]
January coupon	0.508	44		0.508	44		–	–
March coupon	0.500	76		–	–		–	–
April coupon	0.508	45		0.508	45		–	–
June coupon	0.500	76		–	–		–	–
July coupon	–	–		–	–		0.508	45
September coupon	–	–		–	–		0.450	68
October coupon	–	–		–	–		0.508	45
December coupon	–	–		–	–		0.500	76

	2.016	241		1.016	89		1.966	234

1	HSBC Holdings issued Perpetual Subordinated Capital Securities of US$3,800m in June 2010.

On 15 July 2011, HSBC paid a further coupon on the capital securities of US$0.508 per security, a distribution of US$45m. No liability is recorded in the financial statements in respect of this coupon payment.

4	Earnings per share

Basic earnings per ordinary share was calculated by dividing the profit attributable to ordinary shareholders of the parent company by the weighted average number of ordinary shares outstanding, excluding own shares held. Diluted earnings per ordinary share was calculated by dividing the basic earnings, which require no adjustment for the effects of dilutive potential ordinary shares, by the weighted average number of ordinary shares outstanding, excluding own shares held, plus the weighted average number of ordinary shares that would be issued on conversion of dilutive potential ordinary shares.

HSBC HOLDINGS PLC

Notes on the Financial Statements (unaudited) (continued)

Profit attributable to ordinary shareholders of the parent company

	Half-year to
	30 June 2011 US$m	30 June 2010 US$m	31 December 2010 US$m
Profit attributable to shareholders of the parent company	9,215	6,763	6,396
Dividend payable on preference shares classified as equity	(45)	(45)	(45)
Coupon payable on capital securities classified as equity	(241)	(89)	(234)

Profit attributable to ordinary shareholders of the parent company	8,929	6,629	6,117

Basic and diluted earnings per share

	Half-year to 30 June 2011			Half-year to 30 June 2010			Half-year to 31 December 2010
	Profit US$m	Number of shares (millions)	Amount per share US$	Profit US$m	Number of shares (millions)	Amount per share US$	Profit US$m	Number of shares (millions)	Amount per share US$
Basic[1]	8,929	17,631	0.51	6,629	17,310	0.38	6,117	17,496	0.35
Effect of dilutive potential ordinary shares		266			202			256

Diluted[2]	8,929	17,897	0.50	6,629	17,512	0.38	6,117	17,752	0.34

1	Weighted average number of ordinary shares outstanding.
2	Weighted average number of ordinary shares outstanding assuming dilution.

5	Post-employment benefits

Included within ‘Employee compensation and benefits’ are components of net periodic benefit cost related to HSBC’s defined benefit pension plans and other post-employment benefits, as follows:

	Half-year to
	30 June 2011 US$m	30 June 2010 US$m	31 December 2010 US$m
Current service cost	287	291	273
Interest cost	892	811	835
Expected return on plan assets	(919)	(717)	(825)
Past service cost	(581)	8	3
Gains on curtailments	–	(148)	(3)
(Gains)/losses on settlements	–	1	(3)

Total (income)/expense	(321)	246	280

HSBC revalues its defined benefit post-employment plans each year at 31 December, in consultation with the plans’ local actuaries. The assumptions underlying the calculations are used to determine the expected income statement charge for the year going forward. At 30 June each year, HSBC revalues all plan assets to current market prices. HSBC also reviews the assumptions used to calculate the defined benefit obligations (the liabilities of the plans) and updates the carrying amount of the obligations if there have been significant changes as a consequence of changes in assumptions.

Retirement benefit liabilities for the Group have reduced from US$3.9bn at 31 December 2010 to US$3.0bn at 30 June 2011, US$0.7bn of this reduction being in respect of the HSBC Bank (UK) Pension Scheme funded defined benefit plan (‘the principal plan’). A small net retirement benefit asset was recognised for the principal plan as at 30 June 2011 as a result of this reduction, which was mainly due to the change in indexation of deferred pensions, discussed below, and changes in actuarial assumptions.

Changes in actuarial assumptions increased the defined benefit obligation for the principal plan by US$36m, recognised directly in other comprehensive income as an actuarial loss. The net increase resulted from an increase in inflation assumptions and the effect of changes to assumed commutation factors, less the effect of an increase in the nominal discount rate. However, the actual return on the plan assets of the principal plan was higher than the expected return by US$179m, recognised as an actuarial gain directly in other comprehensive income.

HSBC HOLDINGS PLC

Notes on the Financial Statements (unaudited) (continued)

A change in indexation for deferred pensions was one of the most significant reasons for the reduction in the defined benefit of the principal plan. The expected cash flows of the principal plan were historically projected by reference to the Retail Prices Index (‘RPI’) swap curve in calculating the liability recognised. The Occupational Pensions (Revaluation) Order 2010 confirmed the UK government's intention to move to using the Consumer Prices Index (‘CPI’) rather than RPI as the inflation measure for determining the minimum pension increases to be applied to the statutory index-linked features of retirement benefits. Historical annual CPI increases have generally been lower than annual RPI increases. The rules of the principal plan prescribe that annual increases for pensions in payment are in line with RPI, but for deferred pensions, i.e. pensions for members of the scheme who have left HSBC employment but whose pensions are yet to commence, are linked to the statutory index prior to retirement. However, consistent with communications to Scheme members, HSBC has historically used RPI in calculating the pension liability for deferred pensions.

In May 2011, the trustee of the principal plan communicated to scheme members the impact on scheme benefits of the UK government’s announcement. At 30 June 2011, HSBC used CPI in calculating the pension liability recognised, which resulted in a reduction of the principal plan’s liabilities in respect of deferred pensioners of US$587m. A corresponding gain was recognised as a credit to past service cost and is included within ‘Employee compensation and benefits’ in the income statement.

The discount rates used to calculate HSBC’s obligations under its defined benefit pension and post-employment healthcare plans were as follows:

Discount rates

	At 30 June 2011%	At 30 June 2010%	At 31 December 2010%
UK	5.60	5.40	5.40
Hong Kong	2.28	2.29	2.85
US	5.35	5.45	5.41
Jersey	5.40	5.70	5.40
Mexico	7.50	7.50	7.50
Brazil	11.00	11.25	10.51
France	5.00	4.50	4.75
Canada	5.75	5.75	5.45
Switzerland	2.60	2.60	2.60
Germany	5.00	4.50	5.00

The inflation rate used to calculate the principal plan obligation at 30 June 2011 was 3.8%. (30 June 2010: 3.5%; 31 December 2010: 3.7%). Other than described above, there were no material changes to other assumptions.

Actuarial gains and losses

	Half-year to
	30 June 2011 US$m	30 June 2010 US$m	31 December 2010 US$m
Experience losses on plan liabilities	(36)	(17)	(410)
Experience gains on plan assets	162	956	1,216
Losses from changes in actuarial assumptions	(128)	(1,038)	(773)
Other movements[1]	(16)	17	(11)

Total net actuarial gains/(losses)	(18)	(82)	22

1	Other movements include changes in the effect of the limit on plan surpluses.

Actuarial gains and losses comprise experience adjustments on plan assets and liabilities as well as adjustments arising from changes in actuarial assumptions. The experience gains and losses on plan assets arise as a result of the difference between the expected returns on the plan assets and the actual movement in the value of the plan assets during the period. The changes in actuarial assumptions arise as a result of changes in the plan assumptions, primarily discount rates and inflation rates, as previously described.

HSBC HOLDINGS PLC

Notes on the Financial Statements (unaudited) (continued)

Total cumulative net actuarial losses, including the cumulative effect of the limit on plan surpluses recognised in equity at 30 June 2011, were US$4,738m (30 June 2010: US$4,742m cumulative losses; 31 December 2010: US$4,720m cumulative losses). Of this the cumulative effect of the limit on plan surpluses was US$65m (30 June 2010: US$29m; 31 December 2010: US$47m).

On 17 June 2010, HSBC Bank plc agreed with the Trustee to accelerate the reduction of the deficit of the plan with a special contribution of £1,760m (US$2,638m) in June 2010 followed by a revised payment schedule in the following years, as shown below:

	Revised plan US$m1	Revised plan £m
2016	792	495
2017	1,008	630
2018	1,008	630

1	The payment schedule was agreed with the Trustee in pounds sterling and the equivalent US dollar amounts are shown at the exchange rate effective as at 30 June 2011.

The next actuarial valuation of the principal plan is due to be made as at 31 December 2011.

As disclosed in ‘Related party transactions’ on page 368 in the Annual Report and Accounts 2010, the principal plan entered into collateralised swap transactions with HSBC to manage the inflation and interest rate sensitivity of the Scheme’s pension obligations. At 30 June 2011, the swaps had a positive fair value of US$2,457m to the Scheme (30 June 2010: US$1,891m positive to the Scheme; 31 December 2010: US$2,173m positive to the Scheme). All swaps were executed at prevailing market rates and within standard market bid-offer spreads.

6	Tax expense

	Half-year to
	30 June 2011 US$m	30 June 2010 US$m	31 December 2010 US$m
Current tax
UK corporation tax charge	230	609	(226)
Overseas tax[1]	1,694	2,439	889

	1,924	3,048	663
Deferred tax
Origination and reversal of temporary differences	(212)	808	327

Tax expense	1,712	3,856	990

Effective tax rate	14.9%	34.7%	12.5%

1	Overseas tax included Hong Kong profits tax of US$453m (first half of 2010: US$426m; second half of 2010: US$536m). Subsidiaries in Hong Kong provided for Hong Kong profits tax at the rate of 16.5% (2010: 16.5%) on the profits for the period assessable in Hong Kong. Other overseas subsidiaries and overseas branches provided for taxation at the appropriate rates in the countries in which they operate.

The following table reconciles the overall tax expense which would apply if all profits had been taxed at the UK corporation tax rate of 26.5% (2010: 28%):

HSBC HOLDINGS PLC

Notes on the Financial Statements (unaudited) (continued)

	Half-year to
	30 June 2011		30 June 2010		31 December 2010
	US$m	%	US$m	%	US$m	%
Analysis of tax expense
Taxation at UK corporation tax rate of 26.5% (2010: 28%)	3,041	26.5	3,109	28.0	2,221	28.0
Effect of taxing overseas profits in principal locations at different rates	(275)	(2.4)	(326)	(2.9)	(418)	(5.3)
Adjustments in respect of prior period liabilities	522	4.5	(20)	(0.2)	20	0.2
Deferred tax temporary differences not provided/ (previously not recognised)	(1,008)	(8.8)	8	0.1	(14)	(0.2)
Low income housing tax credits	(42)	(0.4)	(44)	(0.4)	(42)	(0.5)
Effect of profit in associates and joint ventures	(412)	(3.6)	(332)	(3.0)	(373)	(4.7)
Tax effect of intra-Group transfer of subsidiary	–	–	1,590	14.3	(374)	(4.7)
Effect of gains arising from dilution of interests in associates	(48)	(0.4)	–	–	(53)	(0.6)
Non taxable income	(179)	(1.5)	(164)	(1.5)	(210)	(2.6)
Gains not subject to tax	(5)	–	(180)	(1.6)	(95)	(1.2)
Permanent disallowables	95	0.8	99	0.9	177	2.2
Effect of bank payroll tax	–	–	91	0.8	(12)	(0.2)
Change in tax rates	2	–	–	–	31	0.4
Local taxes and overseas withholding tax	117	1.0	38	0.3	23	0.3
Other items	(96)	(0.8)	(13)	(0.1)	109	1.4

Overall tax expense	1,712	14.9	3,856	34.7	990	12.5

The effective tax rate for the first half of 2011 was 14.9% compared with 34.7% for the first half of 2010. The lower tax charge in the first half of 2011 included the benefit of deferred tax recognised in respect of foreign tax credits, partly offset by a current tax charge in respect of prior periods in a number of jurisdictions. The tax charge in the first half of 2010 included US$1.6bn attributable to a taxable gain arising from an internal reorganisation within our North American operations.

The UK government has announced that the main rate of corporation tax for the year beginning 1 April 2011 will reduce by 2 percentage points from 28% to 26% to be followed over a period of three years by further 1 percentage point reductions to 23% for the year beginning 1 April 2014. This results in a weighted average rate of 26.5% for 2011 (2010: 28%). It is not expected that the proposed future rate reductions will have a significant effect on the UK net deferred tax asset recognised at 30 June 2011 of US$237m.

For the period ended 30 June 2011, HSBC’s share of associates’ tax on profit was US$418m (30 June 2010: US$356m; 31 December 2010: US$418m), which is included within share of profit in associates and joint ventures in the income statement.

Of the total net deferred tax assets of US$6.8bn at 30 June 2011 (30 June 2010: US$5.0bn; 31 December 2010: US$5.9bn), US$5.2bn (30 June 2010: US$3.5bn; 31 December 2010: US$4.0bn) arose in respect of HSBC’s US operations where there has been a recent history of losses. Management’s updated analysis is consistent with the assumption that it is probable that there will be sufficient taxable income to support the deferred tax assets that have been recognised in respect of the US operations as at 30 June 2011.

HSBC HOLDINGS PLC

Notes on the Financial Statements (unaudited) (continued)

7	Trading assets

	At 30 June 2011 US$m	At 30 June 2010 US$m	At 31 December 2010 US$m
Trading assets:
– not subject to repledge or resale by counterparties	338,455	315,137	284,940
– which may be repledged or resold by counterparties	136,495	88,663	100,112

	474,950	403,800	385,052

Treasury and other eligible bills	23,899	22,236	25,620
Debt securities	208,805	194,390	168,268
Equity securities	36,718	27,360	41,086

Trading securities valued at fair value	269,422	243,986	234,974
Loans and advances to banks	100,134	77,434	70,456
Loans and advances to customers	105,394	82,380	79,622

	474,950	403,800	385,052

Trading securities valued at fair value1

	At 30 June 2011 US$m	At 30 June 2010 US$m	At 31 December 2010 US$m
US Treasury and US Government agencies[2]	23,849	22,774	20,239
UK Government	30,535	11,874	17,036
Hong Kong Government	7,228	14,325	11,053
Other government	110,691	79,177	92,826
Asset-backed securities[3]	3,742	4,381	3,998
Corporate debt and other securities	56,659	84,095	48,736
Equity securities	36,718	27,360	41,086

	269,422	243,986	234,974

1	Included within these figures are debt securities issued by banks and other financial institutions of US$40,033m (30 June 2010: US$35,424m; 31 December 2010: US$37,170m), of which US$8,311m (30 June 2010: US$8,399m; 31 December 2010: US$8,330m) are guaranteed by various governments.
2	Includes securities that are supported by an explicit guarantee issued by the US Government.
3	Excludes asset-backed securities included under US Treasury and US Government agencies.

Trading securities listed on a recognised exchange and unlisted

	Treasury and other eligible bills US$m	Debt securities US$m	Equity securities US$m	Total US$m
Fair value at 30 June 2011
Listed on a recognised exchange[1]	205	149,912	35,944	186,061
Unlisted[2]	23,694	58,893	774	83,361

	23,899	208,805	36,718	269,422

Fair value at 30 June 2010
Listed on a recognised exchange[1]	2,097	146,713	26,900	175,710
Unlisted[2]	20,139	47,677	460	68,276

	22,236	194,390	27,360	243,986

Fair value at 31 December 2010
Listed on a recognised exchange[1]	698	113,878	40,098	154,674
Unlisted[2]	24,922	54,390	988	80,300

	25,620	168,268	41,086	234,974

1	Included within listed securities are US$3,080m (30 June 2010: US$3,384m; 31 December 2010: US$3,254m) of investments listed in Hong Kong.
2	Unlisted treasury and other eligible bills primarily comprise treasury bills not listed on a recognised exchange but for which there is a liquid market.

HSBC HOLDINGS PLC

Notes on the Financial Statements (unaudited) (continued)

Loans and advances to banks held for trading

	At 30 June 2011 US$m	At 30 June 2010 US$m	At 31 December 2010 US$m

Reverse repos	60,833	43,820	45,771
Settlement accounts	19,465	12,843	5,226
Stock borrowing	7,374	5,793	6,346
Other	12,462	14,978	13,113

	100,134	77,434	70,456

Loans and advances to customers held for trading

	At 30 June 2011 US$m	At 30 June 2010 US$m	At 31 December 2010 US$m

Reverse repos	50,540	36,330	46,366
Settlement accounts	28,274	22,039	7,516
Stock borrowing	12,452	12,487	11,161
Other	14,128	11,524	14,579

	105,394	82,380	79,622

8	Fair values of financial instruments carried at fair value

The accounting policies which determine the classification of financial instruments and the use of assumptions and estimation in valuing them are described on pages 253 to 270 and 34 to 36, respectively, of the Annual Report and Accounts 2010.

Fair value is the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm’s length transaction.

The following table sets out the financial instruments carried at fair value.

Financial instruments carried at fair value and bases of valuation

		Valuation techniques
	Quoted market price Level 1 US$m	Using observable inputs Level 2 US$m	With significant unobservable inputs Level 3 US$m	Total US$m

At 30 June 2011
Assets
Trading assets	303,025	165,224	6,701	474,950
Financial assets designated at fair value	24,805	14,118	642	39,565
Derivatives	1,337	255,511	3,824	260,672
Financial investments: available for sale	225,469	162,711	8,592	396,772
Liabilities
Trading liabilities	165,552	207,126	13,146	385,824
Financial liabilities designated at fair value	27,570	70,110	600	98,280
Derivatives	1,521	252,154	3,350	257,025
At 30 June 2010
Assets
Trading assets	258,303	139,855	5,642	403,800
Financial assets designated at fair value	19,043	12,151	1,049	32,243
Derivatives	1,844	281,705	4,730	288,279
Financial investments: available for sale	181,160	177,447	7,951	366,558
Liabilities
Trading liabilities	126,435	139,961	8,440	274,836
Financial liabilities designated at fair value	28,271	51,689	476	80,436
Derivatives	1,612	281,126	4,276	287,014

HSBC HOLDINGS PLC

Notes on the Financial Statements (unaudited) (continued)

		Valuation techniques
	Quoted market price Level 1 US$m	Using observable inputs Level 2 US$m	With significant unobservable inputs Level 3 US$m	Total US$m
At 31 December 2010
Assets
Trading assets	224,613	154,750	5,689	385,052
Financial assets designated at fair value	23,641	12,783	587	37,011
Derivatives	2,078	254,718	3,961	260,757
Financial investments: available for sale	214,276	158,743	8,237	381,256

Liabilities
Trading liabilities	124,874	164,436	11,393	300,703
Financial liabilities designated at fair value	22,193	65,370	570	88,133
Derivatives	1,808	253,051	3,806	258,665

The increase in Level 1 assets and liabilities reflects a significant increase in settlement account balances, which vary considerably in proportion with the level of trading activity. The increase in Level 1 assets also reflects increased holdings of debt securities, driven by higher issuances of and customer demand for government and government agency debt securities. A rise in short bond positions, which was in line with the growth in the Rates portfolio, contributed to the increase in Level 1 and Level 2 trading liabilities. The increase in Level 2 assets reflects higher reverse repo balances used to cover short positions, notably in Europe, North America and Latin America, and an increase in repo balances contributed to the growth in Level 2 liabilities.

There were no material transfers between Level 1 and Level 2 in the period.

Control framework

Fair values are subject to a control framework designed to ensure that they are either determined or validated by a function independent of the risk-taker. To this end, ultimate responsibility for the determination of fair values lies with Finance, which reports functionally to the Group Finance Director. Finance establishes the accounting policies and procedures governing valuation, and is responsible for ensuring compliance with all relevant accounting standards.

Further details of the control framework are included on pages 308 to 309 of the Annual Report and Accounts 2010.

Determination of fair value

Fair values are determined according to the following hierarchy:

•	Level 1 – quoted market price: financial instruments with quoted prices for identical instruments in active markets.

•

Level 2 – valuation technique using observable inputs: financial instruments with quoted prices for similar instruments in active markets or quoted prices for identical or similar instruments in inactive markets and financial instruments valued using models where all significant inputs are observable.

•	Level 3 – valuation technique with significant unobservable inputs: financial instruments valued using valuation techniques where one or more significant inputs are unobservable.

The best evidence of fair value is a quoted price in an actively traded market. In the event that the market for a financial instrument is not active, a valuation technique is used. Further details on fair values determined using valuation techniques are included on pages 309 to 310 of the Annual Report and Accounts 2010.

HSBC has, for swaps with collateralised counterparties and in significant currencies, adopted a discounting curve that reflects the overnight interest rate (‘OIS discounting’). Prior to 2010, in line with market practice, discount curves did not reflect this overnight interest rate component but were based on a term LIBOR rate. During the period, HSBC applied an OIS discounting curve to an expanded range of significant currencies in line with evolving market practice. The financial effect of this change was not significant.

HSBC HOLDINGS PLC

Notes on the Financial Statements (unaudited) (continued)

Fair value adjustments

Fair value adjustments are adopted when HSBC considers that there are additional factors that would be considered by a market participant that are not incorporated within the valuation model. The magnitude of fair value adjustments depends upon many entity-specific factors, and therefore fair value adjustments may not be comparable across the banking industry.

HSBC classifies fair value adjustments as either ‘risk-related’ or ‘model-related’. The majority of these adjustments relate to Global Banking and Markets.

Movements in the level of fair value adjustments do not necessarily result in the recognition of profits or losses within the income statement. For example, as models are enhanced, fair value adjustments may no longer be required. Similarly, fair value adjustments will decrease when the related positions are unwound, but this may not result in profit or loss.

Global Banking and Markets fair value adjustments

	At 30 June 2011 US$m	At 30 June 2010 US$m	At 31 December 2010 US$m
Type of adjustment
Risk-related	1,934	2,243	2,171

Bid-offer	623	560	620
Uncertainty	110	162	136
Credit risk adjustment	1,192	1,493	1,355
Other	9	28	60

Model-related	351	447	389

Model limitation	344	367	383
Other	7	80	6

Inception profit (Day 1 P&L reserves) (Note 12)	279	256	250

	2,564	2,946	2,810

Fair value adjustments declined by US$246m during the period. The most significant movement was a reduction of US$163m in credit risk adjustment driven by a variety of factors including reduction in exposure to monoline insurers and credit derivative product companies and inclusion of mandatory break clauses within the calculation methodology.

Detailed descriptions of risk-related and model-related adjustments are provided on page 311 of the Annual Report and Accounts 2010.

Credit risk adjustment methodology

HSBC calculates a separate credit risk adjustment for each HSBC legal entity, and within each entity for each counterparty to which the entity has exposure. The calculation of the monoline credit risk adjustment and sensitivity to different methodologies that could be applied is described on page 131. Of the total credit risk adjustment at 30 June 2011 of US$1,192m (30 June 2010: US$1,493m; 31 December 2010: US$1,355m), US$735m (30 June 2010: US$926m; 31 December 2010: US$836m) relates to the credit risk adjustment taken against non-monoline counterparties. The methodology for calculating the credit risk adjustment for non-monoline counterparties is described below.

HSBC calculates the credit risk adjustment by applying the probability of default of the counterparty to the expected positive exposure to the counterparty and multiplying the result by the loss expected in the event of default. The calculation is performed over the life of the potential exposure.

The probability of default is based on HSBC’s internal credit rating for the counterparty, taking into account how credit ratings may deteriorate over the duration of the exposure through the use of historical rating transition matrices. For most products, to calculate the expected positive exposure to a counterparty, HSBC uses a simulation methodology to incorporate the range of potential exposures across the portfolio of transactions with the counterparty over the life of an instrument. The simulation methodology includes credit mitigants such as counterparty netting agreements and collateral agreements with the counterparty. A standard loss given default assumption of 60% is

HSBC HOLDINGS PLC

Notes on the Financial Statements (unaudited) (continued)

generally adopted. HSBC does not adjust derivative liabilities for HSBC’s own credit risk, such an adjustment is often referred to as a ‘debit valuation adjustment’.

For certain types of exotic derivatives where the products are not currently supported by the simulation, or for derivative exposures in smaller trading locations where the simulation tool is not yet available, HSBC adopts alternative methodologies. These may involve mapping to the results for similar products from the simulation tool or where such a mapping approach is not appropriate, a simplified methodology is used, generally following the same principles as the simulation methodology. The calculation is applied at a trade level, with more limited recognition of credit mitigants such as netting or collateral agreements than used in the simulation methodology described previously.

The methodologies do not, in general, account for ‘wrong-way risk’. Wrong-way risk arises where the underlying value of the derivative prior to any credit risk adjustment is positively correlated to the probability of default of the counterparty. Where there is significant wrong-way risk, a trade specific approach is applied to reflect the wrong-way risk within the valuation.

HSBC includes all third party counterparties in the credit risk adjustment calculation and does not net credit risk adjustments across HSBC Group entities. During the period, there were no material changes made by HSBC to the methodologies used to calculate the credit risk adjustment.

Fair value valuation bases

Financial instruments measured at fair value using a valuation technique with significant unobservable inputs – Level 3

	Assets				Liabilities
	Available for sale US$m	Held for trading US$m	Designated at fair value through profit or loss US$m	Derivatives US$m	Held for trading US$m	Designated at fair value through profit or loss US$m	Derivatives US$m

At 30 June 2011
Private equity including strategic investments	3,915	88	178	–	–	–	–
Asset-backed securities	1,711	1,093	–	–	–	–	–
Leveraged finance	–	–	–	–	–	–	10
Loans held for securitisation	–	806	–	–	–	–	–
Structured notes	–	74	–	–	12,453	–	–
Derivatives with monolines	–	–	–	930	–	–	–
Other derivatives	–	–	–	2,894	–	–	3,340
Other portfolios	2,966	4,640	464	–	693	600	–

	8,592	6,701	642	3,824	13,146	600	3,350

At 30 June 2010
Private equity including strategic investments	3,672	195	396	–	–	–	–
Asset-backed securities	1,903	659	–	–	–	–	–
Leveraged finance	–	42	–	–	–	–	18
Loans held for securitisation	–	1,127	–	–	–	–	–
Structured notes	–	–	–	–	7,786	–	–
Derivatives with monolines	–	–	–	1,104	–	–	–
Other derivatives	–	–	–	3,626	–	–	4,258
Other portfolios	2,376	3,619	653	–	654	476	–

	7,951	5,642	1,049	4,730	8,440	476	4,276

At 31 December 2010
Private equity including strategic investments	4,057	278	120	–	–	–	–
Asset-backed securities	1,949	566	–	–	–	–	–
Leveraged finance	–	–	–	–	–	–	11
Loans held for securitisation	–	1,043	–	–	–	–	–
Structured notes	–	–	–	–	10,667	–	–
Derivatives with monolines	–	–	–	1,005	–	–	–
Other derivatives	–	–	–	2,956	–	–	3,787
Other portfolios	2,231	3,802	467	–	726	570	8

	8,237	5,689	587	3,961	11,393	570	3,806

HSBC HOLDINGS PLC

Notes on the Financial Statements (unaudited) (continued)

Private equity including strategic investments

HSBC’s private equity strategic investments are generally classified as available for sale and are not traded in active markets. In the absence of an active market, an investment’s fair value is estimated on the basis of an analysis of the investee’s financial position and results, risk profile, prospects and other factors, as well as by reference to market valuations for similar entities quoted in an active market, or the price at which similar companies have changed ownership.

Asset-backed securities

While quoted market prices are generally used to determine the fair value of these securities, valuation models are used to substantiate the reliability of the limited market data available and to identify whether any adjustments to quoted market prices are required. For ABSs including residential MBSs, the valuation uses an industry standard model and the assumptions relating to prepayment speeds, default rates and loss severity based on collateral type, and performance, as appropriate. The valuations output is benchmarked for consistency against observable data for securities of a similar nature.

Loans, including leveraged finance and loans held for securitisation

Loans held at fair value are valued from broker quotes and/or market data consensus providers when available. In the absence of an observable market, the fair value is determined using valuation techniques. These techniques include discounted cash flow models, which incorporate assumptions regarding an appropriate credit spread for the loan, derived from other market instruments issued by the same or comparable entities.

Structured notes

The fair value of structured notes valued using a valuation technique is derived from the fair value of the underlying debt security, and the fair value of the embedded derivative is determined as described in the paragraph below on derivatives.

Trading liabilities valued using a valuation technique with significant unobservable inputs principally comprised equity-linked structured notes, which are issued by HSBC and provide the counterparty with a return that is linked to the performance of certain equity securities, and other portfolios. The notes are classified as level 3 due to the unobservability of parameters such as long-dated equity volatilities and correlations between equity prices, between equity prices and interest rates and between interest rates and foreign exchange rates.

Derivatives

OTC (i.e. non-exchange traded) derivatives are valued using valuation models. Valuation models calculate the present value of expected future cash flows, based upon ‘no-arbitrage’ principles. For many vanilla derivative products, such as interest rate swaps and European options, the modelling approaches used are standard across the industry. For more complex derivative products, there may be some differences in market practice. Inputs to valuation models are determined from observable market data wherever possible, including prices available from exchanges, dealers, brokers or providers of consensus pricing. Certain inputs may not be observable in the market directly, but can be determined from observable prices via model calibration procedures or estimated from historical data or other sources. Examples of inputs that may be unobservable include volatility surfaces, in whole or in part, for less commonly traded option products, and correlations between market factors such as foreign exchange rates, interest rates and equity prices. The valuation of derivatives with monolines is discussed on page 130.

Derivative products valued using valuation techniques with significant unobservable inputs included certain types of correlation products, such as foreign exchange basket options, equity basket options, foreign exchange interest rate hybrid transactions and long-dated option transactions. Examples of the latter are equity options, interest rate and foreign exchange options and certain credit derivatives. Credit derivatives include certain tranched CDS transactions.

Reconciliation of fair value measurements in Level 3 of the fair value hierarchy

The following table provides a reconciliation of the movement between opening and closing balances of Level 3 financial instruments, measured at fair value using a valuation technique with significant unobservable inputs:

HSBC HOLDINGS PLC

Notes on the Financial Statements (unaudited) (continued)

Movement in Level 3 financial instruments

	Assets				Liabilities
	Available for sale US$m	Held for trading US$m	Designated at fair value through profit or loss US$m	Derivatives US$m	Held for trading US$m	Designated at fair value through profit or loss US$m	Derivatives US$m
At 1 January 2011	8,237	5,689	587	3,961	11,393	570	3,806
Total gains/(losses) recognised in profit or loss	187	(112)	12	(43)	71	12	298
Total gains/(losses) recognised in other comprehensive income[1]	182	68	(4)	47	199	18	92
Purchases	1,277	908	132	–	(89)	–	–
New issuances	–	–	–	–	3,401	–	–
Sales	(417)	(323)	(16)	–	–	–	–
Settlements	(815)	(104)	(4)	(145)	(1,561)	–	(736)
Transfers out	(885)	(273)	(75)	(139)	(565)	–	(362)
Transfers in	826	848	10	143	297	–	252

At 30 June 2011	8,592	6,701	642	3,824	13,146	600	3,350

Total gains/(losses) recognised in profit or loss relating to assets and liabilities held at 30 June 2011	54	(146)	12	131	103	12	382

At 1 January 2010	10,214	6,420	1,224	4,453	8,774	507	5,192
Total gains/(losses) recognised in profit or loss	112	131	41	199	(245)	(8)	(431)
Total gains/(losses) recognised in other comprehensive income[1]	198	(181)	(36)	(133)	(325)	(23)	(24)
Purchases	1,428	419	36	–	–	–	–
New issuances	–	–	–	–	1,730	–	–
Sales	(960)	(1,044)	(28)	–	–	–	–
Settlements	(173)	18	(6)	(92)	(823)	–	(407)
Transfers out	(4,731)	(339)	(304)	(442)	(1,165)	–	(423)
Transfers in	1,863	218	122	745	494	–	369

At 30 June 2010	7,951	5,642	1,049	4,730	8,440	476	4,276

Total gains/(losses) recognised in profit or loss relating to assets and liabilities held at 30 June 2010	70	74	42	720	(246)	(8)	105

HSBC HOLDINGS PLC

Notes on the Financial Statements (unaudited) (continued)

Movement in Level 3 financial instruments (continued)

	Assets				Liabilities
	Available for sale US$m	Held for trading US$m	Designated at fair value through profit or loss US$m	Derivatives US$m	Held for trading US$m	Designated at fair value through profit or loss US$m	Derivatives US$m
At 1 July 2010	7,951	5,642	1,049	4,730	8,440	476	4,276
Total gains/(losses) recognised in profit or loss	233	27	22	(874)	411	(3)	191
Total gains recognised in other comprehensive income[1]	420	80	–	23	168	97	117
Purchases	2,280	439	45	–	(356)	–	–
New issuances	–	–	–	–	2,295	–	–
Sales	(1,501)	(499)	20	–	–	–	–
Settlements	(859)	(17)	(16)	156	(125)	–	(413)
Transfers out	(2,334)	(290)	(590)	(227)	(585)	–	(580)
Transfers in	2,047	307	57	153	1,145	–	215

At 31 December 2010	8,237	5,689	587	3,961	11,393	570	3,806

Total gains/(losses) recognised in profit or loss relating to assets and liabilities held at 31 December 2010	113	116	17	268	180	(14)	361

1	Included in ‘Available-for-sale investments: Fair value gains/(losses)’ and ‘Exchange differences’ in the consolidated statement of comprehensive income.

There were few significant movements in Level 3 assets or liabilities during the period. Purchases of available-for-sale securities reflects the acquisition of corporate bonds across a range of geographies. New issuances of trading liabilities were driven primarily by equity structured note issuances and settlements of trading liabilities reflect structured note maturities during the period.

Effect of changes in significant unobservable assumptions to reasonably possible alternatives

As discussed above, the fair value of financial instruments are, in certain circumstances, measured using valuation techniques that incorporate assumptions that are not evidenced by prices from observable current market transactions in the same instrument and are not based on observable market data. The following table shows the sensitivity of these fair values to reasonably possible alternative assumptions:

Sensitivity of fair values to reasonably possible alternative assumptions

	Reflected in profit or loss		Reflected in other comprehensive income
	Favourable changes US$m	Unfavourable changes US$m	Favourable changes US$m	Unfavourable changes US$m
At 30 June 2011
Derivatives, trading assets and trading liabilities[1]	414	(310)	–	–
Financial assets and liabilities designated at fair value	72	(64)	–	–
Financial investments: available for sale	–	–	673	(711)

	486	(374)	673	(711)

At 30 June 2010
Derivatives, trading assets and trading liabilities[1]	661	(637)	–	–
Financial assets and liabilities designated at fair value	116	(103)	–	–
Financial investments: available for sale	–	–	595	(573)

	777	(740)	595	(573)

At 31 December 2010
Derivatives, trading assets and trading liabilities[1]	554	(444)	–	–
Financial assets and liabilities designated at fair value	77	(75)	–	–
Financial investments: available for sale	–	–	763	(744)

	631	(519)	763	(744)

1	Derivatives, trading assets and trading liabilities are presented as one category to reflect the manner in which these financial instruments are risk-managed.

HSBC HOLDINGS PLC

Notes on the Financial Statements (unaudited) (continued)

The decrease in the effect of changes in significant unobservable inputs in relation to derivatives, trading assets and trading liabilities during the period primarily reflected greater certainty in pricing of structured credit transactions as a number of trades were unwound and the residual maturity of the portfolio reduced, as well as greater certainty in a number of structured rates transactions. The decrease in the effect of changes in significant unobservable inputs for available-for-sale assets arose from increased pricing certainty in respect of ABSs.

Sensitivity of fair values to reasonably possible alternative assumptions by Level 3 instrument type

	Reflected in profit or loss		Reflected in other comprehensive income
	Favourable changes US$m	Unfavourable changes US$m	Favourable changes US$m	Unfavourable changes US$m
At 30 June 2011
Private equity including strategic investments	103	(57)	368	(368)
Asset-backed securities	3	(3)	130	(124)
Leveraged finance	–	–	–	–
Loans held for securitisation	5	(5)	–	–
Structured notes	16	(16)	–	–
Derivatives with monolines	117	–	–	–
Other derivatives	126	(169)	–	–
Other portfolios	116	(124)	175	(219)

	486	(374)	673	(711)

At 30 June 2010
Private equity including strategic investments	69	(59)	356	(340)
Asset-backed securities	18	(11)	131	(134)
Leveraged finance	1	(1)	–	–
Loans held for securitisation	10	(10)	–	–
Structured notes	24	(33)	–	–
Derivatives with monolines	116	(85)	–	–
Other derivatives	328	(370)	–	–
Other portfolios	211	(171)	108	(99)

	777	(740)	595	(573)

At 31 December 2010
Private equity including strategic investments	112	(71)	383	(383)
Asset-backed securities	8	(8)	179	(181)
Leveraged finance	–	–	–	–
Loans held for securitisation	8	(8)	–	–
Structured notes	18	(16)	–	–
Derivatives with monolines	94	(8)	–	–
Other derivatives	256	(258)	–	–
Other portfolios	135	(150)	201	(180)

	631	(519)	763	(744)

Favourable and unfavourable changes are determined on the basis of changes in the value of the instrument as a result of varying the levels of the unobservable parameters using statistical techniques. When parameters are not amenable to statistical analysis, quantification of uncertainty is judgemental.

When the fair value of a financial instrument is affected by more than one unobservable assumption, the above table reflects the most favourable or most unfavourable change from varying the assumptions individually.

In respect of private equity investments, in many of the methodologies the principal assumption is the valuation multiple to be applied to the main financial indicators. This may be determined with reference to multiples for comparable listed companies and includes discounts for marketability.

For ABSs, the principal assumptions in the models are based on benchmark information about prepayment speeds, default rates, loss severities and the historical performance of the underlying assets.

For leveraged finance, loans held for securitisation and derivatives with monolines the principal assumption concerns the appropriate value to be attributed to the counterparty credit risk. This requires estimation of exposure at default, probability of default and recovery in the event of default. For loan transactions, assessment of exposure at default is straightforward. For derivative transactions, a future exposure profile is generated on the basis of current market data.

HSBC HOLDINGS PLC

Notes on the Financial Statements (unaudited) (continued)

Probabilities of default and recovery levels are estimated using available evidence, which may include financial information, historical experience, CDS spreads and consensus recovery levels.

For structured notes and other derivatives, principal assumptions concern the value to be attributed to future volatility of asset values and the future correlation between asset values. These principal assumptions include credit volatilities and correlations used in the valuation of structured credit derivatives (including leveraged credit derivatives). For such unobservable assumptions, estimates are based on available market data, which may include the use of a proxy method to derive a volatility or a correlation from comparable assets for which market data is more readily available, and/or an examination of historical levels.

9	Fair values of financial instruments not carried at fair value

The accounting policies which determine the classification of financial instruments and the use of assumptions and estimation in valuing them are described on pages 253 to 270 and 34 to 36, respectively, of the Annual Report and Accounts 2010.

Fair values of financial instruments which are not carried at fair value on the balance sheet

	At 30 June 2011		At 30 June 2010		At 31 December 2010
	Carrying amount US$m	Fair value US$m	Carrying amount US$m	Fair value US$m	Carrying amount US$m	Fair value US$m
Assets
Loans and advances to banks	226,043	226,150	196,296	196,122	208,271	208,311
Loans and advances to customers	1,037,888	1,011,319	893,337	864,274	958,366	934,444
Financial investments:
– debt securities	19,883	21,320	18,788	20,075	19,386	20,374
– treasury and other eligible bills	202	202	125	125	113	113
Liabilities
Deposits by banks	125,479	125,492	127,316	127,286	110,584	110,563
Customer accounts	1,318,987	1,318,873	1,147,321	1,148,229	1,227,725	1,227,428
Debt securities in issue	149,803	149,947	153,600	152,820	145,401	145,417
Subordinated liabilities	32,753	32,931	28,247	27,978	33,387	33,161
Fair values of financial instruments held for sale which are not carried at fair value on the balance sheet
	At 30 June 2011		At 30 June 2010		At 31 December 2010
	Carrying amount US$m	Fair value US$m	Carrying amount US$m	Fair value US$m	Carrying amount US$m	Fair value US$m
Assets classified as held for sale
Loans and advances to banks and customers	62	62	40	40	116	116
Financial investments: debt securities	–	–	70	70	–	–

The following is a list of financial instruments whose carrying amount is a reasonable approximation of fair value because, for example, they are short-term in nature or reprice to current market rates frequently:

Assets

Cash and balances at central banks

Items in the course of collection from other banks

Hong Kong Government certificates of indebtedness

Endorsements and acceptances

Short-term receivables within ‘Other assets’

Accrued income

Liabilities

Hong Kong currency notes in circulation

Items in the course of transmission to other banks

Investment contracts with discretionary participation features within ‘Liabilities under insurance contracts’

Endorsements and acceptances

Short-term payables within ‘Other liabilities’

Accruals

HSBC HOLDINGS PLC

Notes on the Financial Statements (unaudited) (continued)

Analysis of loans and advances to customers by geographical segment

	At 30 June 2011		At 30 June 2010		At 31 December 2010
	Carrying amount US$m	Fair value US$m	Carrying amount US$m	Fair value US$m	Carrying amount US$m	Fair value US$m
Loans and advances to customers
Europe	486,331	478,660	407,226	400,580	435,799	430,333
Hong Kong	159,370	157,859	114,075	114,265	140,691	140,699
Rest of Asia-Pacific	121,429	121,069	91,672	91,616	108,731	108,582
Middle East and North Africa	25,694	25,781	23,394	23,389	24,626	24,539
North America	179,262	162,704	208,141	185,643	190,532	172,522
Latin America	65,802	65,246	48,829	48,781	57,987	57,769

	1,037,888	1,011,319	893,337	864,274	958,366	934,444

Valuation

The calculation of fair value incorporates HSBC’s estimate of the amount at which financial assets could be exchanged, or financial liabilities settled, between knowledgeable, willing parties in an arm’s length transaction. It does not reflect the economic benefits and costs that HSBC expects to flow from the instruments’ cash flows over their expected future lives. Other reporting entities may use different valuation methodologies and assumptions in determining fair values for which no observable market prices are available, so comparisons of fair values between entities may not be meaningful and users are advised to exercise caution when using this data.

Following the recent market disruption, there remains a significant reduction in the secondary market demand for US consumer lending assets. Uncertainty over the extent and timing of future credit losses, together with a near absence of liquidity for non-prime ABSs and loans, continued to be reflected in a lack of bid prices at 30 June 2011. It is not possible from the indicative market prices that are available to distinguish between the relative discount to nominal value within the fair value measurement that reflects cash flow impairment due to expected losses to maturity, and the discount that the market is demanding for holding an illiquid asset. Under impairment accounting for loans and advances, there is no requirement to adjust carrying value to reflect illiquidity as HSBC’s intention is to fund assets until the earlier of prepayment, charge-off or repayment on maturity. The fair value, by contrast, reflects both incurred loss and loss expected through the life of the asset, a discount for illiquidity and a credit spread which reflects the market’s current risk preferences. This usually differs from the credit spread applicable in the market at the time the loan was underwritten and funded.

The estimated fair values at 30 June 2011, 30 June 2010 and 31 December 2010 of loans and advances to customers in North America reflect the combined effect of these conditions. As a result, the fair values are substantially lower than the carrying amount of customer loans held on-balance sheet. Accordingly, the fair values reported do not reflect HSBC’s estimate of the underlying long-term value of the assets.

Fair values of the assets and liabilities set out below are estimated for the purpose of disclosure as follows:

Loans and advances to banks and customers

The fair value of loans and advances is based on observable market transactions, where available. In the absence of observable market transactions, fair value is estimated using discounted cash flow models.

Performing loans are grouped, as far as possible, into homogeneous pools segregated by maturity and interest rates and the contractual cash flows are generally discounted using HSBC’s estimate of the discount rate that a market participant would use in valuing instruments with similar maturity, re-pricing and credit risk characteristics.

The fair value of a loan portfolio reflects both loan impairments at the balance sheet date and estimates of market participants’ expectations of credit losses over the life of the loans. For impaired loans, fair value is estimated by discounting the future cash flows over the time period they are expected to be recovered.

Financial investments

The fair values of listed financial investments are determined using bid market prices. The fair values of unlisted financial investments are determined using valuation techniques that take into consideration the prices and future earnings streams of equivalent quoted securities.

HSBC HOLDINGS PLC

Notes on the Financial Statements (unaudited) (continued)

Deposits by banks and customer accounts

For the purpose of estimating fair value, deposits by banks and customer accounts are grouped by remaining contractual maturity. Fair values are estimated using discounted cash flows, applying current rates offered for deposits of similar remaining maturities. The fair value of a deposit repayable on demand is assumed to be the amount payable on demand at the balance sheet date.

Debt securities in issue and subordinated liabilities

Fair values are determined using quoted market prices at the balance sheet date where available, or by reference to quoted market prices for similar instruments.

The fair values in this note are stated at a specific date and may be significantly different from the amounts which will actually be paid on the maturity or settlement dates of the instruments. In many cases, it would not be possible to realise immediately the estimated fair values given the size of the portfolios measured. Accordingly, these fair values do not represent the value of these financial instruments to HSBC as a going concern.

10	Reclassification of financial assets

During the second half of 2008, HSBC reclassified US$15.3bn and US$2.6bn of financial assets from the held-for-trading category to the loans and receivables and available-for-sale classifications, respectively, as permitted by the relevant amendment to IAS 39. The accounting policy for reclassifications is set out on page 255 of the Annual Report and Accounts 2010. No further reclassifications were undertaken by HSBC.

Reclassified financial assets

	At 30 June 2011		At 30 June 2010		At 31 December 2010
	Carrying amount US$m	Fair value US$m	Carrying amount US$m	Fair value US$m	Carrying amount US$	Fair value US$m
Reclassified to loans and receivables
Asset-backed securities	5,664	4,928	6,172	4,947	5,892	4,977
Trading loans – commercial mortgage loans	559	529	484	440	522	493
Leveraged finance and syndicated loans	2,337	2,087	5,015	4,338	4,533	4,166

	8,560	7,544	11,671	9,725	10,947	9,636
Reclassified to available for sale
Corporate debt and other securities	64	62	103	103	91	91

	8,624	7,606	11,774	9,828	11,038	9,727

The following table shows the fair value gains and losses, income and expense recognised in the income statement in respect of reclassified assets and the gains and losses that would have been recognised if no reclassification had taken place.

Effect of reclassifying and not reclassifying financial assets

	Financial assets reclassified to:
	loans and receivables				available for sale
	Asset-backed securities US$m	Trading loans – commercial mortgage loans US$m	Leveraged finance and syndicated loans US$m	Total US$m	Corporate debt and other securities US$m	Total US$m
Half-year to 30 June 2011
Recorded in the income statement[1]	118	14	93	225	8	233
Assuming no reclassification[2]	375	15	158	548	(10)	538

Net effect of reclassification	(257)	(1)	(65)	(323)	18	(305)

Attributable to:
Europe	(245)	(1)	(39)	(285)	18	(267)
North America	(12)	–	(20)	(32)	–	(32)
Middle East and North Africa	–	–	(6)	(6)	–	(6)

HSBC HOLDINGS PLC

Notes on the Financial Statements (unaudited) (continued)

	Financial assets reclassified to:
	loans and receivables				available for sale
	Asset-backed securities US$m	Trading loans – commercial mortgage loans US$m	Leveraged finance and syndicated loans US$m	Total US$m	Corporate debt and other securities US$m	Total US$m
Half-year to 30 June 2010
Recorded in the income statement[1]	214	12	177	403	55	458
Assuming no reclassification[2]	538	10	(170)	378	69	447

Net effect of reclassification	(324)	2	347	25	(14)	11

Attributable to:
Europe	(247)	2	176	(69)	(13)	(82)
North America	(77)	–	110	33	(1)	32
Middle East and North Africa	–	–	61	61	–	61

Half-year to 31 December 2010
Recorded in the income statement[1]	21	17	169	207	1	208
Assuming no reclassification[2]	370	35	477	882	(10)	872

Net effect of reclassification	(349)	(18)	(308)	(675)	11	(664)

Attributable to:
Europe	(280)	(18)	(199)	(497)	11	(486)
North America	(69)	–	(61)	(130)	–	(130)
Middle East and North Africa	–	–	(48)	(48)	–	(48)

1	‘Income and expense’ recorded in the income statement represents the accrual of the effective interest rate and, for the first half of 2011, includes US$15m in respect of impairment (first half of 2010: write-back of US$25m; second half of 2010: US$31m).
2	Effect on the income statement during the period had the reclassification not occurred.

11	Financial assets designated at fair value

	At 30 June 2011 US$m	At 30 June 2010 US$m	At 31 December 2010 US$m
Financial assets designated at fair value:
– not subject to repledge or resale by counterparties	39,526	32,239	36,990
– which may be repledged or resold by counterparties	39	4	21

	39,565	32,243	37,011

Treasury and other eligible bills	207	249	159
Debt securities	18,496	16,153	18,248
Equity securities	19,588	13,893	17,418

Securities designated at fair value	38,291	30,295	35,825
Loans and advances to banks	355	1,149	315
Loans and advances to customers	919	799	871

	39,565	32,243	37,011

Securities designated at fair value1

	At 30 June 2011 US$m	At 30 June 2010 US$m	At 31 December 2010 US$m

US Treasury and US Government agencies[2]	87	49	78
UK Government	739	1,119	1,304
Hong Kong Government	152	155	151
Other government	4,762	3,206	4,130
Asset-backed securities[3]	6,164	5,986	6,128
Corporate debt and other securities	6,799	5,887	6,616
Equity securities	19,588	13,893	17,418

	38,291	30,295	35,825

HSBC HOLDINGS PLC

Notes on the Financial Statements (unaudited) (continued)

1	Included within these figures are debt securities issued by banks and other financial institutions of US$9,746m (30 June 2010: US$9,643m; 31 December 2010: US$10,185m), of which US$46m (30 June 2010: US$46m; 31 December 2010: US$48m) are guaranteed by various governments.
2	Includes securities that are supported by an explicit guarantee issued by the US Government.
3	Excludes asset-backed securities included under US Treasury and US Government agencies.

Securities listed on a recognised exchange and unlisted

	Treasury and other eligible bills US$m	Debt securities US$m	Equity securities US$m	Total US$m
Fair value at 30 June 2011
Listed on a recognised exchange[1]	6	3,605	13,521	17,132
Unlisted	201	14,891	6,067	21,159

	207	18,496	19,588	38,291

Fair value at 30 June 2010
Listed on a recognised exchange[1]	105	3,252	9,358	12,715
Unlisted	144	12,901	4,535	17,580

	249	16,153	13,893	30,295

Fair value at 31 December 2010
Listed on a recognised exchange[1]	21	4,168	12,548	16,737
Unlisted	138	14,080	4,870	19,088

	159	18,248	17,418	35,825

1	Included within listed securities are US$668m (30 June 2010: US$544m; 31 December 2010: US$756m) of investments listed in Hong Kong.

12	Derivatives

Fair values of derivatives by product contract type

	Assets			Liabilities
	Trading US$m	Hedging US$m	Total US$m	Trading US$m	Hedging US$m	Total US$m
At 30 June 2011
Foreign exchange	71,280	1,550	72,830	71,621	175	71,796
Interest rate	283,315	2,236	285,551	277,545	3,577	281,122
Equities	15,348	–	15,348	17,416	–	17,416
Credit	19,284	–	19,284	18,613	–	18,613
Commodity and other	1,084	–	1,084	1,503	–	1,503

Gross total fair values	390,311	3,786	394,097	386,698	3,752	390,450

Netting			(133,425)			(133,425)

Total			260,672			257,025

At 30 June 2010
Foreign exchange	60,502	775	61,277	61,269	879	62,148
Interest rate	311,491	3,461	314,952	306,571	4,250	310,821
Equities	15,381	–	15,381	17,805	–	17,805
Credit	26,223	–	26,223	25,227	–	25,227
Commodity and other	927	–	927	1,494	–	1,494

Gross total fair values	414,524	4,236	418,760	412,366	5,129	417,495

Netting			(130,481)			(130,481)

Total			288,279			287,014

HSBC HOLDINGS PLC

Notes on the Financial Statements (unaudited) (continued)

	Assets			Liabilities
	Trading US$m	Hedging US$m	Total US$m	Trading US$m	Hedging US$m	Total US$m

At 31 December 2010
Foreign exchange	65,905	1,304	67,209	67,564	340	67,904
Interest rate	278,364	2,764	281,128	273,222	3,909	277,131
Equities	13,983	–	13,983	14,716	–	14,716
Credit	20,907	–	20,907	20,027	–	20,027
Commodity and other	1,261	–	1,261	2,618	–	2,618

Gross total fair values	380,420	4,068	384,488	378,147	4,249	382,396

Netting			(123,731)			(123,731)

Total			260,757			258,665

Derivative assets were largely unchanged during the first half of 2011, as higher client activity drove an increase in fair value of foreign exchange contracts, offset by greater netting from increased trades through clearing houses where the settlement arrangements satisfied the IFRSs netting criteria.

A description of HSBC’s determination of the fair values of financial instruments, including derivatives, is provided on page 312 of the Annual Report and Accounts 2010.

Trading derivatives

The notional contract amount of derivatives held for trading purposes indicate the nominal value of transactions outstanding at the balance sheet date; they do not represent amounts at risk. The 18% increase in the notional amounts of HSBC’s derivative assets during the first half of 2011 was primarily driven by an increase in the market of open interest rate and foreign exchange contracts, reflecting increased trading volumes in the period.

Notional contract amounts of derivatives held for trading purposes by product type

	At 30 June 2011 US$m	At 30 June 2010 US$m	At 31 December 2010 US$m

Foreign exchange	4,440,515	3,373,419	3,692,798
Interest rate	21,305,123	16,377,107	18,104,141
Equities	400,877	240,954	294,587
Credit	1,091,052	1,147,016	1,065,218
Commodity and other	97,825	77,683	82,856

	27,335,392	21,216,179	23,239,600

Credit derivatives

The notional contract amount of credit derivatives of US$1,091bn (30 June 2010: US$1,147bn; 31 December 2010: US$1,065bn) consisted of protection bought of US$539bn (30 June 2010: US$571bn; 31 December 2010: US$530bn) and protection sold of US$552bn (30 June 2010: US$576bn; 31 December 2010: US$535bn).

HSBC manages the credit risk arising on buying and selling credit derivative protection by including the related credit exposures within its overall credit limit structure for the relevant counterparty. Trading of credit derivatives is restricted to a small number of offices within the major centres which have the control infrastructure and market skills to manage effectively the credit risk inherent in the products. The credit derivative business operates within the market risk management framework described on page 136.

Derivatives valued using models with unobservable inputs

The difference between the fair value at initial recognition (the transaction price) and the value that would have been derived had valuation techniques used for subsequent measurement been applied at initial recognition, less subsequent releases, is as follows.

HSBC HOLDINGS PLC

Notes on the Financial Statements (unaudited) (continued)

Unamortised balance of derivatives valued using models with unobservable inputs

	Half-year to
	30 June 2011 US$m	30 June 2010 US$m	31 December 2010 US$m

Unamortised balance at beginning of period	250	260	256
Deferral on new transactions	161	223	108
Recognised in the income statement during the period:
– amortisation	(74)	(48)	(58)
– subsequent to unobservable inputs becoming observable	(38)	(14)	(3)
– maturity or termination, or offsetting derivative	(25)	(134)	(29)
Exchange differences	9	(21)	6
Risk hedged	(4)	(10)	(30)

Unamortised balance at end of period[1]	279	256	250

1	This amount is yet to be recognised in the consolidated income statement.

Hedging instruments

The notional contract amounts of these instruments indicate the nominal value of transactions outstanding at the balance sheet date; they do not represent amounts at risk.

Notional contract amounts of derivatives held for hedging purposes by product type

	At 30 June 2011		At 30 June 2010		At 31 December 2010
	Cash flow hedge US$m	Fair value hedge US$m	Cash flow hedge US$m	Fair value hedge US$m	Cash flow hedge US$m	Fair value hedge US$m

Foreign exchange	11,476	1,403	11,143	1,748	10,599	1,392
Interest rate	340,773	74,434	241,552	51,734	282,412	62,757

	352,249	75,837	252,695	53,482	293,011	64,149

Fair value hedges Fair value of derivatives designated as fair value hedges
	At 30 June 2011		At 30 June 2010		At 31 December 2010
	Assets US$m	Liabilities US$m	Assets US$m	Liabilities US$m	Assets US$m	Liabilities US$m

Foreign exchange	236	–	120	–	153	–
Interest rate	427	2,351	136	2,285	443	2,226

	663	2,351	256	2,285	596	2,226

Gains/(losses) arising from fair value hedges

	Half-year to
	30 June 2011 US$m	30 June 2010 US$m	31 December 2010 US$m
Gains/(losses):
– on hedging instruments	(794)	(1,249)	419
– on the hedged items attributable to the hedged risk	722	1,266	(398)

	(72)	17	21

The gains and losses on ineffective portions of fair value hedges are recognised immediately in ‘Net trading income’.

HSBC HOLDINGS PLC

Notes on the Financial Statements (unaudited) (continued)

Cash flow hedges

Fair value of derivatives designated as cash flow hedges

	At 30 June 2011		At 30 June 2010		At 31 December 2010
	Assets US$m	Liabilities US$m	Assets US$m	Liabilities US$m	Assets US$m	Liabilities US$m

Foreign exchange	1,314	175	655	879	1,151	340
Interest rate	1,809	1,226	3,325	1,965	2,321	1,683

	3,123	1,401	3,980	2,844	3,472	2,023

The gains and losses on ineffective portions of such derivatives are recognised immediately in ‘Net trading income’. During the period to 30 June 2011, a gain of US$2m was recognised due to hedge ineffectiveness (first half of 2010: loss of US$24m; second half of 2010: gain of US$15m).

Hedges of net investments in foreign operations

The Group applies hedge accounting in respect of certain consolidated net investments. Hedging is undertaken using forward foreign exchange contracts or by financing with currency borrowings.

At 30 June 2011, the fair values of outstanding financial instruments designated as hedges of net investments in foreign operations were liabilities of US$30m (30 June 2010: assets of US$3m and liabilities of US$38m; 31 December 2010: liabilities of US$34m), and notional contract values of US$1,251m (30 June 2010: US$617m; 31 December 2010: US$644m).

No ineffectiveness was recognised in ‘Net trading income’ for the period ended 30 June 2011 (both halves of 2010: nil).

13	Financial investments

	At 30 June 2011 US$m	At 30 June 2010 US$m	At 31 December 2010 US$m
Financial investments:
– not subject to repledge or resale by counterparties	385,126	361,931	369,597
– which may be repledged or resold by counterparties	31,731	23,540	31,158

	416,857	385,471	400,755

Carrying amount and fair values of financial investments

	At 30 June 2011		At 30 June 2010		At 31 December 2010
	Carrying amount US$m	Fair value US$m	Carrying amount US$m	Fair value US$m	Carrying amount US$m	Fair value US$m

Treasury and other eligible bills	61,664	61,664	61,275	61,275	57,129	57,129
– available for sale	61,462	61,462	61,150	61,150	57,016	57,016
– held to maturity	202	202	125	125	113	113

Debt securities	346,986	348,423	315,367	316,654	335,643	336,632
– available for sale	327,103	327,103	296,579	296,579	316,257	316,257
– held to maturity	19,883	21,320	18,788	20,075	19,386	20,375

Equity securities
– available for sale	8,207	8,207	8,829	8,829	7,983	7,983

	416,857	418,294	385,471	386,758	400,755	401,744

HSBC HOLDINGS PLC

Notes on the Financial Statements (unaudited) (continued)

Financial investments at amortised cost and fair value1

	Amortised cost	Fair value
	US$m	US$m
At 30 June 2011
US Treasury	37,584	37,697
US Government agencies[2]	21,910	22,500
US Government sponsored entities[2]	4,669	4,958
UK Government	30,034	30,787
Hong Kong Government	31,700	31,734
Other government	125,452	126,088
Asset-backed securities[3]	37,835	32,292
Corporate debt and other securities	122,521	124,031
Equities	5,849	8,207

	417,554	418,294

At 30 June 2010
US Treasury	24,162	24,756
US Government agencies[2]	18,418	19,051
US Government sponsored entities[2]	5,016	5,278
UK Government	27,339	28,191
Hong Kong Government	35,447	35,443
Other government	94,320	95,478
Asset-backed securities[3]	42,534	34,010
Corporate debt and other securities	134,393	135,722
Equities	6,568	8,829

	388,197	386,758

At 31 December 2010
US Treasury	37,380	37,255
US Government agencies[2]	20,895	21,339
US Government sponsored entities[2]	5,029	5,267
UK Government	31,069	31,815
Hong Kong Government	29,770	29,793
Other government	108,947	109,806
Asset-backed securities[3]	39,845	33,175
Corporate debt and other securities	124,704	125,311
Equities	5,605	7,983

	403,244	401,744

1	Included within these figures are debt securities issued by banks and other financial institutions with a carrying amount of US$98,472m (30 June 2010: US$115,836m; 31 December 2010: US$99,733m), of which US$37,929m (30 June 2010: US$45,171m; 31 December 2010: US$38,862m) are guaranteed by various governments. The fair value of the debt securities issued by banks and other financial institutions at 30 June 2011 was US$98,939m (30 June 2010: US$116,316m; 31 December 2010: US$100,070m).
2	Includes securities that are supported by an explicit guarantee issued by the US Government.
3	Excludes asset-backed securities included under US Government agencies and sponsored entities.

Financial investments listed on a recognised exchange and unlisted

	Treasury and other eligible bills available for sale	Treasury and other eligible bills held to maturity	Debt securities available for sale	Debt securities held to maturity	Equity securities available for sale	Total
	US$m	US$m	US$m	US$m	US$m	US$m
Carrying amount at 30 June 2011
Listed on a recognised exchange[1]	2,049	–	152,844	4,237	690	159,820
Unlisted[2]	59,413	202	174,259	15,646	7,517	257,037

	61,462	202	327,103	19,883	8,207	416,857

Carrying amount at 30 June 2010
Listed on a recognised exchange[1]	3,394	125	139,398	3,142	524	146,583
Unlisted[2]	57,756	–	157,181	15,646	8,305	238,888

	61,150	125	296,579	18,788	8,829	385,471

HSBC HOLDINGS PLC

Notes on the Financial Statements (unaudited) (continued)

	Treasury and other eligible bills available for sale US$m	Treasury and other eligible bills held to maturity US$m	Debt securities available for sale US$m	Debt securities held to maturity US$m	Equity securities available for sale US$m	Total US$m
Carrying amount at 31 December 2010
Listed on a recognised exchange[1]	1,400	–	138,374	4,182	851	144,807
Unlisted[2]	55,616	113	177,883	15,204	7,132	255,948

	57,016	113	316,257	19,386	7,983	400,755

1	The fair value of listed held-to-maturity debt securities at 30 June 2011 was US$4,483m (30 June 2010: US$3,302m; 31 December 2010: US$4,332m). Included within listed investments were US$3,125m (30 June 2010: US$1,668m; 31 December 2010: US$1,902m) of investments listed in Hong Kong.
2	Unlisted treasury and other eligible bills available for sale primarily comprise treasury bills not listed on a recognised exchange but for which there is a liquid market.

Maturities of investments in debt securities at their carrying amount

	At 30 June 2011 US$m	At 30 June 2010 US$m	At 31 December 2010 US$m
Remaining contractual maturities of total debt securities:
1 year or less	110,240	74,101	92,961
5 years or less but over 1 year	116,145	138,240	124,596
10 years or less but over 5 years	56,531	42,770	56,926
over 10 years	64,070	60,256	61,160

	346,986	315,367	335,643

Remaining contractual maturities of debt securities available for sale:
1 year or less	108,930	73,411	91,939
5 years or less but over 1 year	109,498	131,587	117,931
10 years or less but over 5 years	49,501	36,301	50,113
over 10 years	59,174	55,280	56,274

	327,103	296,579	316,257

Remaining contractual maturities of debt securities held to maturity:
1 year or less	1,310	690	1,022
5 years or less but over 1 year	6,647	6,653	6,665
10 years or less but over 5 years	7,030	6,469	6,813
over 10 years	4,896	4,976	4,886

	19,883	18,788	19,386

14 Assets held for sale

	At 30 June 2011 US$m	At 30 June 2010 US$m	At 31 December 2010 US$m

Disposal groups	445	–	530
Non-current assets held for sale	1,154	1,426	1,461
– interest in associates	–	85	–
– property, plant and equipment	1,055	1,224	1,342
– financial assets	96	110	116
– other	3	7	3

Total assets held for sale	1,599	1,426	1,991

Disposal groups

At 30 June 2011, disposal groups included:

•

US$124m related to the sale of the Mexican pension funds management business. Associated liabilities of US$11m were included in ‘Other liabilities’. Neither a gain nor a loss was recognised on reclassifying the assets as held for sale. The transaction is expected to complete in the third quarter of 2011.

•	US$303m related to the sale of a majority interest in the Middle East private equity fund management business

HSBC HOLDINGS PLC

Notes on the Financial Statements (unaudited) (continued)

to the unit’s senior management team. Associated liabilities of US$30m were included in ‘Other liabilities’. A loss of US$7m was recognised on reclassifying the assets as held for sale. The transaction is expected to complete in the second half of 2011.

Property, plant and equipment

Property, plant and equipment classified as held for sale principally results from the repossession of property that had been pledged as collateral by customers. These assets are expected to be disposed of within 12 months of acquisition. The majority arose within the geographical segment, North America.

Neither a gain nor a loss was recognised on reclassifying these assets as held for sale during the period.

15	Trading liabilities

	At 30 June 2011 US$m	At 30 June 2010 US$m	At 31 December 2010 US$m

Deposits by banks	54,651	52,639	38,678
Customer accounts	166,974	102,919	125,684
Other debt securities in issue	37,746	28,782	33,726
Other liabilities – net short positions in securities	126,453	90,496	102,615

	385,824	274,836	300,703

At 30 June 2011, the cumulative amount of change in fair value attributable to changes in credit risk was a gain of US$202m (30 June 2010: gain of US$374m; 31 December 2010: gain of US$142m).

16	Financial liabilities designated at fair value

	At 30 June 2011 US$m	At 30 June 2010 US$m	At 31 December 2010 US$m

Deposits by banks and customer accounts	6,515	6,360	6,527
Liabilities to customers under investment contracts	12,191	10,384	11,700
Debt securities in issue	55,885	41,042	46,091
Subordinated liabilities	18,920	18,763	19,395
Preferred securities	4,769	3,887	4,420

	98,280	80,436	88,133

The carrying amount at 30 June 2011 of financial liabilities designated at fair value was US$2,144m more than the contractual amount at maturity (30 June 2010: US$1,987m more; 31 December 2010: US$1,631m more). At 30 June 2011, the cumulative amount of the change in fair value attributable to changes in credit risk was a gain of US$1,114m (30 June 2010: gain of US$2,571m; 31 December 2010: gain of US$1,279m).

17	Provisions

	Half-year to
	30 June 2011 US$m	30 June 2010 US$m	31 December 2010 US$m

Balance at beginning of period	2,138	1,965	1,828
Additional provisions/increase in provisions	1,090	245	567
Provisions utilised	(207)	(210)	(354)
Amounts reversed	(153)	(87)	(45)
Exchange differences and other movements	159	(85)	142

Balance at end of period	3,027	1,828	2,138

Provisions include US$1,998m (30 June 2010: US$990m; 31 December 2010: US$1,257m) relating to legal proceedings, investigations and regulatory matters, US$426m (30 June 2010: US$313m; 31 December 2010:

HSBC HOLDINGS PLC

Notes on the Financial Statements (unaudited) (continued)

US$405m) relating to costs arising from contingent liabilities and contractual commitments; and US$98m (30 June 2010: US$117m; 31 December 2010: US$118m) relating to provisions for onerous property contracts.

18	Maturity analysis of assets and liabilities

The following is an analysis, by remaining contractual maturities at the reporting date, of asset and liability line items that combine amounts within one year, and after one year. Trading assets and liabilities are excluded because they are not held for collection or settlement over the period of contractual maturity.

	Due within one year US$m	Due after more than one year US$m	Total US$m
At 30 June 2011
Assets
Financial assets designated at fair value	3,064	36,501	39,565
Loans and advances to banks	216,034	10,009	226,043
Loans and advances to customers	482,370	555,518	1,037,888
Financial investments	172,407	244,450	416,857
Other financial assets	24,822	5,692	30,514

	898,697	852,170	1,750,867

Liabilities
Deposits by banks	118,505	6,974	125,479
Customer accounts	1,272,152	46,835	1,318,987
Financial liabilities designated at fair value	9,670	88,610	98,280
Debt securities in issue	82,747	67,056	149,803
Other financial liabilities	27,494	4,606	32,100
Subordinated liabilities	575	32,178	32,753

	1,511,143	246,259	1,757,402

At 30 June 2010
Assets
Financial assets designated at fair value	3,887	28,356	32,243
Loans and advances to banks	188,946	7,350	196,296
Loans and advances to customers	405,218	488,119	893,337
Financial investments	135,608	249,863	385,471
Other financial assets	21,205	5,766	26,971

	754,864	779,454	1,534,318

Liabilities
Deposits by banks	122,026	5,290	127,316
Customer accounts	1,103,851	43,470	1,147,321
Financial liabilities designated at fair value	7,773	72,663	80,436
Debt securities in issue	89,012	64,588	153,600
Other financial liabilities	69,905	5,705	75,610
Subordinated liabilities	381	27,866	28,247

	1,392,948	219,582	1,612,530

At 31 December 2010
Assets
Financial assets designated at fair value	3,030	33,981	37,011
Loans and advances to banks	200,098	8,173	208,271
Loans and advances to customers	424,713	533,653	958,366
Financial investments	149,954	250,801	400,755
Other financial assets	19,417	5,519	24,936

	797,212	832,127	1,629,339

Liabilities
Deposits by banks	105,462	5,122	110,584
Customer accounts	1,181,095	46,630	1,227,725
Financial liabilities designated at fair value	10,141	77,992	88,133
Debt securities in issue	86,096	59,305	145,401
Other financial liabilities	24,865	4,792	29,657
Subordinated liabilities	791	32,596	33,387

	1,408,450	226,437	1,634,887

HSBC HOLDINGS PLC

Notes on the Financial Statements (unaudited) (continued)

19	Notes on the statement of cash flows

	Half-year to
	30 June 2011 US$m	30 June 2010 US$m	31 December 2010 US$m
Other non-cash items included in profit before tax

Depreciation, amortisation and impairment	1,631	1,442	1,359
Gains arising from dilution of interests in associates	(181)	(188)	–
Revaluations on investment property	(38)	8	(101)
Share-based payment expense	588	371	441
Loan impairment losses gross of recoveries and other credit risk provisions	6,011	7,976	7,083
Provisions	937	158	522
Impairment of financial investments	339	40	65
Charge/(credit) for defined benefit plans	(321)	246	280
Accretion of discounts and amortisation of premiums	(141)	(500)	(315)

	8,825	9,553	9,334

Change in operating assets

Change in prepayments and accrued income	(590)	839	(382)
Change in net trading securities and net derivatives	7,079	20,176	40,161
Change in loans and advances to banks	(6,738)	(8,515)	13,728
Change in loans and advances to customers	(85,132)	(3,812)	(75,471)
Change in financial assets designated at fair value	(2,480)	5,460	(5,306)
Change in other assets	(4,699)	(18)	(127)

	(92,560)	14,130	(27,397)

Change in operating liabilities

Change in accruals and deferred income	(474)	(1,016)	1,732
Change in deposits by banks	14,895	2,444	(16,732)
Change in customer accounts	91,262	(11,714)	80,405
Change in debt securities in issue	4,402	6,583	(8,078)
Change in financial liabilities designated at fair value	11,285	342	5,317
Change in other liabilities	8,931	1,972	(18,983)

	130,301	(1,389)	43,661

Interest and dividends

Interest paid	(12,644)	(9,932)	(11,473)
Interest received	33,578	31,397	32,299
Dividends received	376	380	183

	At 30 June 2011 US$m	At 30 June 2010 US$m	At 31 December 2010 US$m
Cash and cash equivalents

Cash and balances at central banks	68,218	71,576	57,383
Items in the course of collection from other banks	15,058	11,195	6,072
Loans and advances to banks of one month or less	215,381	171,022	189,197
Treasury bills, other bills and certificates of deposit less than three months	30,011	24,093	28,087
Less: items in the course of transmission to other banks	(16,317)	(11,976)	(6,663)

	312,351	265,910	274,076

HSBC HOLDINGS PLC

Notes on the Financial Statements (unaudited) (continued)

20	Contingent liabilities, contractual commitments and guarantees

	At 30 June 2011 US$m	At 30 June 2010 US$m	At 31 December 2010 US$m
Contingent liabilities and guarantees
Guarantees and irrevocable letters of credit pledged as collateral security	75,281	66,140	71,157
Other contingent liabilities	356	173	166

	75,637	66,313	71,323

Commitments
Documentary credits and short-term trade-related transactions	13,616	10,618	12,051
Forward asset purchases and forward forward deposits placed	66	29	30
Undrawn formal standby facilities, credit lines and other commitments to lend	646,493	538,063	590,432

	660,175	548,710	602,513

The above table discloses the nominal principal amounts of contingent liabilities, commitments and guarantees; mainly credit-related instruments including both financial and non-financial guarantees and commitments to extend credit. Contingent liabilities arising from legal proceedings, investigations and regulatory matters against the Group are disclosed in Note 24. Nominal principal amounts represent the amounts at risk should contracts be fully drawn upon and clients default. The amount of the loan commitments shown above reflects, where relevant, the expected level of take-up of pre-approved loan offers made by mailshots to personal customers. As a significant proportion of guarantees and commitments is expected to expire without being drawn upon, the total of the nominal principal amounts is not representative of future liquidity requirements.

Financial Services Compensation Scheme

The Financial Services Compensation Scheme (‘FSCS’) has provided compensation to consumers following the collapse of a number of deposit takers. The compensation paid out to consumers is currently funded through loans from the Bank of England and HM Treasury. HSBC Bank could be liable to pay a proportion of the outstanding borrowings that the FSCS has borrowed from HM Treasury which at 1 March 2011 stood at approximately £20bn (US$30bn). Currently, the levy paid by the bank represents its share of the interest on these borrowings. The accrual at 30 June 2011 was US$157m in respect of the 2010/11 and 2011/12 levy years (30 June 2010: US$207m in respect of the 2009/10 and 2010/11 levy years; 31 December 2010: US$144m in respect of the 2010/11 and 2011/12 levy years).

The ultimate FSCS levy to the industry as a result of the collapses cannot currently be estimated reliably as it is dependent on various uncertain factors including the potential recoveries of assets by the FSCS and changes in the interest rate, the level of protected deposits and the population of FSCS members at the time.

21	Special purpose entities

HSBC enters into certain transactions with customers in the ordinary course of business which involve the establishment of special purpose entities (‘SPE’s) to facilitate or secure customer transactions. HSBC structures that utilise SPEs are authorised centrally when they are established to ensure appropriate purpose and governance. The activities of SPEs administered by HSBC are closely monitored by senior management.

SPEs are assessed for consolidation in accordance with the accounting policy set out on page 251 of the Annual Report and Accounts 2010.

HSBC HOLDINGS PLC

Notes on the Financial Statements (unaudited) (continued)

Total consolidated assets held by SPEs by balance sheet classification

	Conduits US$bn	Securit- isations US$bn	Money market funds US$bn	Non-money market investment funds US$bn	Total US$bn
At 30 June 2011
Cash	0.7	0.5	–	0.3	1.5
Trading assets	0.1	0.6	0.3	0.5	1.5
Financial assets designated at fair value	0.1	–	–	7.9	8.0
Derivatives	–	0.3	–	–	0.3
Loans and advances to banks	–	0.9	–	–	0.9
Loans and advances to customers	9.7	20.2	–	–	29.9
Financial investments	29.6	–	–	–	29.6
Other assets	1.9	0.2	–	–	2.1

	42.1	22.7	0.3	8.7	73.8

At 30 June 2010
Cash	–	–	–	0.4	0.4
Trading assets	–	0.9	44.4	0.7	46.0
Financial assets designated at fair value	0.1	–	–	5.3	5.4
Derivatives	–	0.9	–	–	0.9
Loans and advances to banks	0.2	–	–	–	0.2
Loans and advances to customers	9.6	29.7	–	–	39.3
Financial investments	30.9	–	–	–	30.9
Other assets	2.1	–	–	–	2.1

	42.9	31.5	44.4	6.4	125.2

At 31 December 2010
Cash	1.0	0.7	–	0.3	2.0
Trading assets	0.1	0.6	0.4	0.5	1.6
Financial assets designated at fair value	0.1	–	–	6.4	6.5
Derivatives	–	0.3	–	–	0.3
Loans and advances to banks	–	1.4	–	–	1.4
Loans and advances to customers	8.4	22.2	–	–	30.6
Financial investments	30.5	0.1	–	–	30.6
Other assets	1.6	0.4	–	0.4	2.4

	41.7	25.7	0.4	7.6	75.4

HSBC’s maximum exposure to SPEs

The following table shows the total assets of the various types of SPEs and the amount of funding provided by HSBC to these SPEs. The table also shows HSBC’s maximum exposure to the SPEs and, within that exposure, the liquidity and credit enhancements provided by HSBC. The maximum exposures to SPEs represent HSBC’s maximum possible risk exposure that could occur as a result of the Group’s arrangements and commitments to SPEs. The maximum amounts are contingent in nature, and may arise as a result of drawdowns under liquidity facilities, where these have been provided, and any other funding commitments, or as a result of any loss protection provided by HSBC to the SPEs. The conditions under which such exposure might arise differ depending on the nature of each SPE and HSBC’s involvement with it.

HSBC HOLDINGS PLC

Notes on the Financial Statements (unaudited) (continued)

Total assets of consolidated and unconsolidated SPEs and HSBC’s funding and maximum exposure

	Consolidated SPEs				Unconsolidated SPEs
	Total assets US$bn	Funding provided by HSBC US$bn	Liquidity and credit enchance- ments US$bn	HSBC’s maximum exposure US$bn	Total assets US$bn	Funding provided by HSBC US$bn	HSBC’s maximum exposure US$bn
At 30 June 2011
Conduits	42.1	28.4	38.1	49.9	–	–	–

Securities investment conduits	31.6	28.0	23.2	35.0	–	–	–
Multi-seller conduits	10.5	0.4	14.9	14.9	–	–	–

Securitisations	22.7	1.9	0.1	4.3	9.0	–	0.4
Money market funds	0.3	0.3	–	0.3	93.7	0.9	0.9

Constant net asset value funds	–	–	–	–	69.2	0.7	0.7
Other	0.3	0.3	–	0.3	24.5	0.2	0.2

Non-money market investment funds	8.7	8.4	–	8.4	288.7	1.6	1.6
Other	–	–	–	–	19.2	9.4	4.3

	73.8	39.0	38.2	62.9	410.6	11.9	7.2

At 30 June 2010
Conduits	42.9	31.1	39.6	52.4	–	–	–

Securities investment conduits	32.9	30.5	26.9	39.7	–	–	–
Multi-seller conduits	10.0	0.6	12.7	12.7	–	–	–

Securitisations	31.5	2.5	0.1	5.9	10.0	–	–
Money market funds	44.4	1.2	–	1.2	55.2	0.3	0.3

Constant net asset value funds	43.9	0.7	–	0.7	30.3	0.1	0.1
Other	0.5	0.5	–	0.5	24.9	0.2	0.2

Non-money market investment funds	6.4	6.1	–	6.1	237.4	1.4	1.4
Other	–	–	–	–	19.3	8.8	3.4

	125.2	40.9	39.7	65.6	321.9	10.5	5.1

At 31 December 2010
Conduits	41.7	28.6	38.3	50.5	–	–	–

Securities investment conduits	32.2	28.6	25.6	37.8	–	–	–
Multi-seller conduits	9.5	–	12.7	12.7	–	–	–

Securitisations	25.7	1.9	0.1	4.7	9.9	–	–
Money market funds	0.4	0.4	–	0.4	95.8	0.7	0.7

Constant net asset value funds	–	–	–	–	74.9	0.5	0.5
Other	0.4	0.4	–	0.4	20.9	0.2	0.2

Non-money market investment funds	7.6	6.9	–	6.9	274.7	1.7	1.7
Other	–	–	–	–	19.0	9.4	3.7

	75.4	37.8	38.4	62.5	399.4	11.8	6.1

Conduits

HSBC sponsors and manages two types of conduits: securities investment conduits (‘SIC’s) and multi-seller conduits.

Securities investment conduits

Solitaire, HSBC’s principal SIC, purchases highly rated ABSs to facilitate tailored investment opportunities. At 30 June 2011, Solitaire held US$11.8bn of ABSs (30 June 2010: US$12.0bn; 31 December 2010: US$11.7bn). These are included within the disclosures of ABS ‘held through consolidated SPEs’ on page 124. HSBC’s other SICs, Mazarin Funding Limited (‘Mazarin’), Barion Funding Limited (‘Barion’) and Malachite Funding Limited (‘Malachite’), evolved from the restructuring of HSBC’s sponsored structured investment vehicles (‘SIV’s) in 2008.

Solitaire

Commercial Paper (‘CP’) issued by Solitaire benefits from a 100% liquidity facility provided by HSBC. At 30 June 2011, US$8.9bn of Solitaire’s assets were funded by the draw-down of the liquidity facility (30 June 2010: US$8.5bn; 31 December 2010: US$7.6bn). HSBC is exposed to credit losses on the drawn amounts.

HSBC HOLDINGS PLC

Notes on the Financial Statements (unaudited) (continued)

HSBC’s maximum exposure represents the risk that HSBC may be required to fund the vehicle in the event the CP is redeemed without reinvestment from third parties. At 30 June 2011 this amounted to US$15.9bn (30 June 2010: US$18.0bn; 31 December 2010: US$16.8bn).

Mazarin

HSBC is exposed to the par value of Mazarin’s assets through the provision of a liquidity facility equal to the lesser of the amortised cost of issued senior debt and the amortised cost of non-defaulted assets. At 30 June 2011, this amounted to US$10.2bn (30 June 2010: US$12.1bn; 31 December 2010: US$11.6bn). First loss protection is provided through the capital notes issued by Mazarin, which are substantially all held by third parties.

At 30 June 2011, HSBC held 1.3% of Mazarin’s capital notes (30 June 2010: 1.3%; 31 December 2010: 1.3%) which have a par value of US$17m (30 June 2010: US$17m; 31 December 2010: US$17m) and a carrying amount of US$0.6m (30 June 2010: US$0.6m; 31 December 2010: US$0.6m).

Barion and Malachite

HSBC’s primary exposure to these SICs is represented by the amortised cost of the debt required to support the non-cash assets of the vehicles. At 30 June 2011, this amounted to US$8.9bn (30 June 2010: US$9.6bn; 31 December 2010: US$9.4bn). First loss protection is provided through the capital notes issued by these vehicles, which are substantially all held by third parties.

At 30 June 2011, HSBC held 3.8% of the capital notes issued by these vehicles (30 June 2010: 3.8%; 31 December 2010: 3.7%) which have a par value of US$36.3m (30 June 2010: US$34m; 31 December 2010: US$35m) and a carrying amount of US$2m (30 June 2010: US$1.9m; 31 December 2010: US$2m).

Multi-seller conduits

These vehicles were established for the purpose of providing access to flexible market-based sources of finance for HSBC’s clients.

HSBC’s maximum exposure is equal to the transaction-specific liquidity facilities offered to the multi-seller conduits. First loss protection is provided by the originator of the assets, and not by HSBC, through transaction-specific credit enhancements. A layer of secondary loss protection is provided by HSBC in the form of programme-wide enhancement facilities.

The following table sets out the weighted average life of the asset portfolios for the above mentioned conduits:

Weighted average life of portfolios

Weighted average life (years)	Solitaire	Other SICs	Total SICs	Total multi- seller conduits

At 30 June 2011	5.9	4.2	4.9	2.1
At 30 June 2010	5.8	3.9	4.6	2.1
At 31 December 2010	5.1	4.0	4.4	1.8

Securitisations

HSBC uses SPEs to securitise customer loans and advances that it has originated in order to diversify its sources of funding for asset origination and for capital efficiency purposes. The loans and advances are transferred by HSBC to the SPEs for cash, and the SPEs issue debt securities to investors to fund the cash purchases.

HSBC’s maximum exposure is the aggregate of any holdings of notes issued by these vehicles and the reserve account positions intended to provide credit support under certain pre-defined circumstances to senior note holders.

In addition, HSBC uses SPEs to mitigate the capital absorbed by some of the customer loans and advances it has originated. Credit derivatives are used to transfer the credit risk associated with these customer loans and advances to an SPE, using securitisations commonly known as synthetic securitisations by which the SPE writes credit default swap protection to HSBC. The SPE is funded by the issuance of notes with the cash held as collateral against the credit default protection. From a UK regulatory perspective, the credit protection issued by the SPE in respect of the customer loans allows the risk weight of the loans to be replaced by the risk weight of the collateral in the SPE and as a result mitigates the capital absorbed by the customer loans. Any notes issued by the SPE and held by HSBC attract

HSBC HOLDINGS PLC

Notes on the Financial Statements (unaudited) (continued)

the appropriate risk weight under the relevant regulatory regime. These SPEs are consolidated when HSBC is exposed to the majority of risks and rewards of ownership.

Money market funds

HSBC has established and manages a number of money market funds which provide customers with tailored investment opportunities within narrow and well-defined objectives.

The majority of these money market funds are Constant Net Asset Value funds (‘CNAV’), which invest in shorter-dated and highly-rated money market securities with the objective of providing investors with a highly liquid and secure investment.

In December 2010, management determined that it was no longer appropriate to consolidate certain CNAV funds which HSBC had previously consolidated in September 2008. Further details are included on pages 363 and 364 of the Annual Report and Accounts 2010.

HSBC’s maximum exposure to money market funds is represented by HSBC’s investment in the units of each fund, which at 30 June 2011 amounted to US$1.2bn (30 June 2010: US$1.5bn; 31 December 2010: US$1.1bn).

Non-money market investment funds

HSBC has established a large number of non-money market investment funds to enable customers to invest in a range of assets, typically equities and debt securities.

HSBC’s maximum exposure to non-money market investment funds is represented by its investment in the units of each fund which at 30 June 2011 amounted to US$10.0bn (30 June 2010: US$7.5bn; 31 December 2010: US$8.6bn).

Other

HSBC also establishes SPEs in the normal course of business for a number of purposes, for example, structured credit transactions for customers, to provide finance to public and private sector infrastructure projects, and for asset and structured finance transactions.

In certain transactions, HSBC is exposed to risk often referred to as gap risk. Gap risk typically arises in transactions where the aggregate potential claims against the SPE by HSBC pursuant to one or more derivatives could be greater than the value of the collateral held by the SPE and securing such derivatives. HSBC often mitigates such gap risk by incorporating in the SPE transaction features which allow for deleveraging, a managed liquidation of the portfolio, or other mechanisms including trade restructuring or unwinding the trade. Following the inclusion of such risk reduction mechanisms, HSBC has, in certain circumstances, retained all or a portion of the underlying exposure in the transaction. In these circumstances, HSBC assesses whether the exposure retained causes a requirement under IFRSs to consolidate the SPE. When this retained exposure represents ABSs, it has been included in ‘Securitisation exposures and other structured products’ on page 121.

Third-party sponsored SPEs

Through standby liquidity facility commitments, HSBC has exposure to third-party sponsored SIVs, conduits and securitisations under normal banking arrangements on standard market terms. These exposures are not considered significant to HSBC’s operations.

Additional off-balance sheet arrangements and commitments

Additional off-balance sheet commitments such as financial guarantees, letters of credit and commitments to lend are disclosed in Note 20.

Leveraged finance transactions

Loan commitments in respect of leveraged finance transactions are accounted for as derivatives where it is HSBC’s intention to sell the loan after origination. Further information is provided on page 132.

HSBC HOLDINGS PLC

Notes on the Financial Statements (unaudited) (continued)

22	Segmental analysis

The basis of identifying segments and measuring segmental results is set out on page 296 of the Annual Report and Accounts 2010. There have been no material changes to the segments identified since 31 December 2010.

	Europe US$m	Hong Kong US$m	Rest of Asia- Pacific US$m	MENA US$m	North America US$m	Latin America US$m	Intra- HSBC items US$m	Total US$m
Net operating income

Half-year to:
30 June 2011	10,167	5,389	5,248	1,137	5,191	4,863	(1,567)	30,428
30 June 2010	11,220	4,833	4,351	750	4,446	3,895	(1,467)	28,028
31 December 2010	8,510	5,255	4,442	1,033	4,306	4,292	(1,658)	26,180

Profit/(loss) before tax

Half-year to:
30 June 2011	2,147	3,081	3,742	747	606	1,151	–	11,474
30 June 2010	3,521	2,877	2,985	346	492	883	–	11,104
31 December 2010	781	2,815	2,917	546	(38)	912	–	7,933

Total assets
At 30 June 2011	1,379,308	474,044	298,590	58,038	529,386	163,611	(211,990)	2,690,987
At 30 June 2010	1,280,698	410,991	244,624	49,637	495,408	121,885	(184,789)	2,418,454
At 31 December 2010	1,249,527	429,565	278,062	52,757	492,487	139,938	(187,647)	2,454,689

23	Goodwill impairment

It is HSBC’s policy to test goodwill allocated to each cash-generating unit (‘CGU’) for impairment as at 1 July each year. Goodwill is also tested for impairment whenever there is an indication that goodwill may be impaired.

The allocation of goodwill to CGUs is described on page 333 of the Annual Report and Accounts 2010.

There was no indication of impairment in the period to 30 June 2011 and therefore goodwill has not been retested.

24	Legal proceedings, investigations and regulatory matters

HSBC is party to legal proceedings, investigations and regulatory matters in a number of jurisdictions including the UK, EU and the US arising out of its normal business operations. Apart from the matters described below, HSBC considers that none of these matters is material, either individually or in the aggregate. HSBC recognises a provision for a liability in relation to these matters when it is probable that an outflow of economic benefits will be required to settle an obligation which has arisen as a result of past events, and for which a reliable estimate can be made of the amount of the obligation. While the outcome of these matters is inherently uncertain, management believes that, based on the information available to it, appropriate provisions have been made in respect of legal proceedings, investigations and regulatory matters as at 30 June 2011 (see Note 17, Provisions).

Securities litigation

As a result of an August 2002 restatement of previously reported consolidated financial statements and other corporate events, including the 2002 settlement with 46 State Attorneys General relating to real estate lending practices, Household International (now HSBC Finance) and certain former officers were named as defendants in a class action law suit, Jaffe v Household International Inc, et al No 2. C 5893 (N.D.Ill, filed 19 August 2002). The complaint asserted claims under the US Securities Exchange Act of 1934, on behalf of all persons who acquired and disposed of Household International common stock between 30 July 1999 and 11 October 2002. The claims alleged that the defendants knowingly or recklessly made false and misleading statements of material fact relating to Household’s Consumer Lending operations, including collections, sales and lending practices, some of which ultimately led to the 2002 State settlement agreement, and facts relating to accounting practices evidenced by the restatement. Following a jury trial concluded in April 2009, which was decided partly in favour of the plaintiffs, the Court issued a ruling on 22 November 2010 within the second phase of the case to determine actual damages, that claim forms should be mailed to class members, and also set out a method for calculating damages for class members

HSBC HOLDINGS PLC

Notes on the Financial Statements (unaudited) (continued)

who filed claims. As previously reported, lead plaintiffs, in court filings in March 2010, estimated that damages could range ‘somewhere between US$2.4bn to US$3.2bn to class members’, before pre-judgement interest.

Class members had until 24 May 2011 to file claims. In filings with the Court, plaintiffs indicated that the Court-appointed claims administrator has made a preliminary determination that 45,332 of the claimants have an allowed loss, and that the ‘preliminary, estimated damages for these potential class members, subject to revision as duplicate claims are identified and supplemental information is received, exceeds US$2bn’. All submitted claims are subject to a validation process that, as indicated in the plaintiffs’ filings, will not be completed until December 2011. Once the claims administration process is complete, plaintiffs are expected to ask the Court to assess pre-judgement interest to be included as part of the Court’s final judgement.

Despite the jury verdict and the 22 November 2010 ruling, HSBC continues to believe that it has meritorious grounds for appeal of one or more of the rulings in the case, and intends to seek an appeal of the Court’s final judgement, which could involve a substantial amount. Upon appeal, HSBC Finance will be required to provide security for the judgement in order to suspend its execution while the appeal is ongoing by depositing cash in an interest-bearing escrow account or posting an appeal bond in the amount of the judgement (including any pre-judgement interest awarded).

Given the complexity and uncertainties associated with the actual determination of damages, including the outcome of any appeals, there is a wide range of possible damages. HSBC believes it has meritorious grounds for appeal on matters of both liability and damages and will argue on appeal that damages should be nil or a relatively insignificant amount. If the Appeals Court partially accepts or rejects HSBC’s arguments, the cost of damages, including pre-judgement interest, could be higher, and may lie in a range from a relatively insignificant amount to somewhere in the region of US$3bn.

Bernard L. Madoff Investment Securities LLC

In December 2008, Bernard L. Madoff (‘Madoff’) was arrested for running a Ponzi scheme and a trustee was appointed for the liquidation of his firm, Bernard L. Madoff Investment Securities LLC (‘Madoff Securities’), an SEC-registered broker-dealer and investment adviser. Since his appointment, the trustee has been recovering assets and processing claims of Madoff Securities customers. Madoff subsequently pleaded guilty to various charges and is serving a 150 year prison sentence. He has acknowledged, in essence, that while purporting to invest his customers’ money in securities and, upon request, return their profits and principal, he in fact never invested in securities and used other customers’ money to fulfil requests for the return of profits and principal. The relevant US authorities are continuing their investigations into his fraud, and have brought charges against others.

Various non-US HSBC companies provided custodial, administration and similar services to a number of funds incorporated outside the US whose assets were invested with Madoff Securities.

Based on information provided by Madoff Securities, as at 30 November 2008, the purported aggregate value of these funds was US$8.4bn, an amount that includes fictitious profits reported by Madoff. Based on information available to HSBC to date, we estimate that the funds’ actual transfers to Madoff Securities minus their actual withdrawals from Madoff Securities during the time that HSBC serviced the funds totalled approximately US$4.3bn.

Plaintiffs (including funds, fund investors, and the Madoff Securities trustee) have commenced Madoff-related proceedings against numerous defendants in a multitude of jurisdictions. Various HSBC companies have been named as defendants in suits in the US, Ireland, Luxembourg, and other jurisdictions. The suits (which include US class actions) allege that the HSBC defendants knew or should have known of Madoff’s fraud and breached various duties to the funds and fund investors.

One of the funds HSBC companies provided custodial and administration services for was Thema International Fund plc, a limited liability company incorporated and authorised in Ireland as a UCITS fund under the European Communities (Undertaking for Collective Investments in Transferable Securities) Regulations 1985. HSBC estimates that the purported net asset value of Thema International Fund plc as at 30 November 2008 was US$1.1bn and that Thema International Fund plc’s actual transfers to Madoff Securities minus its actual withdrawals were approximately US$312m. On 7 June 2011, HSBC Securities Services (Ireland) Limited, HSBC Institutional Trust Services (Ireland) Limited, HSBC Holdings plc and, subject to the granting of leave to effect a proposed pleading amendment, HSBC Bank USA, N.A. entered into an agreement, without any admission of wrongdoing or liability, to settle the action pending in the US District Court for the Southern District of New York, relating to Thema

HSBC HOLDINGS PLC

Notes on the Financial Statements (unaudited) (continued)

International Fund plc. The settlement is subject to various conditions to its effectiveness and the HSBC defendants may terminate the settlement in certain circumstances. The payment to be made by the HSBC defendants is US$62.5m.

In December 2010, the Madoff Securities trustee commenced suits against various HSBC companies in the US bankruptcy court and in the English High Court. The US action (which also names certain funds, investment managers, and other entities and individuals) seeks US$9bn in damages and additional recoveries from HSBC and the various co-defendants. It seeks damages against HSBC for allegedly aiding and abetting Madoff’s fraud and breach of fiduciary duty. In July 2011, after withdrawing the case from the Bankruptcy Court in order to decide certain threshold issues, the US District Court Judge dismissed the trustee’s various common law claims on the grounds that the trustee lacks standing to assert them. The trustee may appeal this ruling. The District Court returned the case to the US Bankruptcy Court for further proceedings on the remaining claims. Those claims seek, pursuant to US bankruptcy law, recovery of unspecified amounts received by HSBC from funds invested with Madoff, including amounts that HSBC received when it redeemed units HSBC held in the various funds. HSBC acquired those fund units in connection with financing transactions HSBC had entered into with various clients. The trustee’s US bankruptcy law claims also seek recovery of fees earned by HSBC for providing custodial, administration and similar services to the funds. The trustee’s English action seeks recovery of unspecified transfers of money from Madoff Securities to or through HSBC, on the ground that the HSBC defendants actually or constructively knew of Madoff’s fraud.

In July 2011, one of the clients with whom HSBC entered into a Madoff-related financing transaction commenced suit in the US seeking to rescind the transaction and recover approximately US$16m it paid to HSBC in connection with the transaction.

Between October 2009 and March 2011, Fairfield Sentry Limited and Fairfield Sigma Limited (‘Fairfield’), funds whose assets were directly or indirectly invested with Madoff Securities, commenced multiple suits in the British Virgin Islands (‘BVI’) and the US against numerous fund shareholders, including various HSBC companies that acted as nominees for clients of HSBC’s private banking business and other clients who invested in the Fairfield funds. The Fairfield actions seek restitution of amounts paid to the defendants in connection with share redemptions, on the ground that such payments were made by mistake, based on inflated values resulting from Madoff’s fraud, and some actions also seek recovery of the share redemptions under BVI insolvency law.

There are many factors which may affect the range of possible outcomes, and the resulting financial impact, of the various Madoff-related proceedings, including but not limited to the circumstances of the fraud, the multiple jurisdictions in which the proceedings have been brought and the number of different plaintiffs and defendants in such proceedings. Many of the cases where HSBC companies are named as a defendant are at an early stage. For these reasons, among others, it is not practicable at this time for HSBC to estimate reliably the aggregate liabilities, or ranges of liabilities, that might arise as a result of all such claims but they could be significant. In any event, HSBC considers that it has good defences to these claims and will continue to defend them vigorously.

Payment Protection Insurance

On 10 August 2010 the FSA published Policy Statement 10/12 (‘PS 10/12’) on the assessment and redress of Payment Protection Insurance (‘PPI’) complaints. On 8 October 2010, an application for Judicial Review was issued by the British Bankers’ Association (‘BBA’) acting on behalf of a group of UK banks, which included HSBC Bank, seeking an order to quash PS 10/12 and also Guidance issued by the Financial Ombudsman Service (‘FOS’) on handling PPI complaints. The Judicial Review application was heard by the Court in January 2011.

On 20 April 2011, the High Court issued an adverse judgement on the Judicial Review application. Subsequently the BBA, acting on behalf of its members, confirmed that it would not appeal the judgement. HSBC Bank accepts the High Court’s decision and is working with the FSA and the FOS in order to ensure all PPI complaints are handled and, where appropriate, redressed in accordance with PS 10/12.

There are many factors affecting the resulting financial impact of the judgement, including the effect of the decision on the nature and volume of customer complaints; and the extent to which HSBC Bank might be required to take action, and the nature of any such action, in relation to non-complainants. The extent of any redress that may be required as a result of the decision to uphold PS 10/12 and the FOS Guidance will also depend on the facts and circumstances of each individual customer’s case. For these reasons, there is currently a high degree of uncertainty as to the eventual costs of redress for this matter. There is a provision of US$509m as at 30 June 2011 in respect of the estimated liability for redress in respect of the possible mis-selling of PPI policies in previous years.

HSBC HOLDINGS PLC

Notes on the Financial Statements (unaudited) (continued)

US mortgage-related investigations

In April 2011, HSBC Bank USA entered into a consent cease and desist order with the Office of the Comptroller of the Currency and HSBC Finance and HSBC North America entered into a similar consent order with the Federal Reserve Board following completion of a broad horizontal review of industry residential mortgage foreclosure practices. These consent orders require prescribed actions to address the deficiencies noted in the joint examination and described in the consent orders. These consent orders require a review of foreclosures from January 2009 to December 2010 to determine if any customer was financially injured as a result of an error in the foreclosure process. An independent consultant has been retained to conduct that review, and remediation, including restitution, may be required if a customer is found to have been financially injured. HSBC Bank USA, HSBC Finance and HSBC North America continue to work with the Office of the Comptroller of the Currency and the Federal Reserve Board to define and address the requirements of the consent orders.

These consent orders do not preclude additional enforcement actions against HSBC Bank USA, HSBC Finance or HSBC North America by bank regulatory, governmental or law enforcement agencies, such as the US Department of Justice (‘DoJ’) or State Attorneys General, which could include the imposition of fines and actions to recover civil money penalties and other financial penalties relating to the activities that were the subject of the consent orders. The Federal Reserve Board has indicated in a press release relating to the financial services industry in general that it believes monetary sanctions are appropriate for the enforcement actions and that it plans to announce monetary penalties. An increase in private litigation concerning these practices is also possible. While it is possible that civil money penalties will be imposed on HSBC Bank USA, HSBC Finance or HSBC North America, HSBC is unable at this time to estimate reliably the amounts, or range of possible amounts, of any such penalties, or claims arising from any private litigation.

Media reports suggest that the five largest US mortgage servicers are engaged in discussions with bank regulators, the DoJ and State Attorneys General regarding a broader settlement with respect to foreclosure and other mortgage servicing practices, and that the settlement will involve a substantial payment. Following the conclusion of these discussions and the announcement of any such settlement with the five largest servicers, it is expected that the next nine largest mortgage servicers, including HSBC Bank USA and HSBC Finance, will be approached regarding a settlement although the timing and proposed terms of such settlement discussions are not presently known.

Participants in the US mortgage securitisation market that purchased and repackaged whole loans have been the subject of lawsuits and governmental and regulatory investigations and inquiries, which have been directed at groups within the US mortgage market, such as servicers, originators, underwriters, trustees or sponsors of securitisations, and at particular participants within these groups. HSBC Bank USA has received subpoenas from the Securities and Exchange Commission (‘SEC’) and DoJ seeking production of documents and confirmation relating to its involvement and the involvement of its affiliates in specified private-label residential mortgage-backed securities (‘MBS’) transactions as an issuer, sponsor, underwriter, depositor, trustee, custodian or servicer. As the industry’s residential mortgage foreclosure issues continue, HSBC Bank USA has taken title to an increasing number of foreclosed homes as trustee on behalf of various securitisation trusts. As record owner of these properties, HSBC Bank USA has been sued by municipalities and tenants alleging various violations of law, including laws regarding property upkeep and tenants rights. While HSBC believes and continues to maintain that the obligations at issue and the related liability are properly those of the servicer of each trust, HSBC continues to receive significant and adverse publicity in connection with these and similar matters. In addition, HSBC Securities Inc. has been named as defendant in a small number of actions in its role as underwriter in specified private-label residential MBS offerings, which generally allege that the offering documents for securities issued by securitisation trusts contained material misstatements and omissions, including statements regarding the underwriting standards governing the underlying mortgage loans. HSBC expects this level of focus will continue and, potentially, intensify, so long as the US real estate markets continue to be distressed. As a result, HSBC Group companies may be subject to additional litigation and governmental and regulatory scrutiny related to its participation in the US mortgage securitisation market, either individually or as a member of a group. HSBC is unable to estimate reliably the financial effect of any action or litigation relating to these matters. As situations develop it is possible that any related claims could be significant.

Other US regulatory and law enforcement investigations

In October 2010, HSBC Bank USA entered into a consent cease and desist order with the Office of the Comptroller of the Currency and the indirect parent of that company, HSBC North America, entered into a consent cease and desist order with the Federal Reserve Board. These actions require improvements for an effective compliance risk management programme across the Group’s US businesses, including US Bank Secrecy Act (‘BSA’) and Anti

HSBC HOLDINGS PLC

Notes on the Financial Statements (unaudited) (continued)

Money Laundering (‘AML’) compliance. Steps continue to be taken to address the requirements of these Orders and to ensure that compliance and effective policies and procedures are maintained. Various HSBC Group companies are the subject of ongoing investigations, including Grand Jury subpoenas and other requests for information, by US Government agencies, including the US Attorney’s Office, the DoJ and the New York County District Attorney’s Office. These investigations pertain to, among other matters, HSBC Bank USA’s bank note and dollar clearing services and their compliance with BSA and AML controls, as well as various HSBC Group companies’ compliance with Office of Foreign Asset Control (‘OFAC’) requirements, and whether various HSBC Group companies acted appropriately in relation to certain customers who had US tax reporting requirements and various HSBC Group companies’ adherence to the US broker dealer rules when dealing with US securities. In April 2011, HSBC Bank USA received a summons from the US Internal Revenue Service directing HSBC Bank USA to produce records identifying US taxpayers with bank accounts at the offices of an HSBC Group company and continues to work with the US Internal Revenue Service to meet their requirements.

The consent cease and desist orders do not preclude additional enforcement actions against HSBC Bank USA, HSBC Finance, or HSBC North America by bank regulatory or law enforcement agencies, including actions to recover civil money penalties, fines and other financial penalties relating to activities which were the subject of the cease and desist orders. In addition, it is likely that there could be some form of formal enforcement action in respect of some or all of the ongoing investigations. Actual or threatened enforcement actions against other financial institutions for breaches of BSA, AML and OFAC requirements have resulted in settlements involving fines and penalties, some of which have been significant depending on the individual circumstances of each action. The ongoing investigations are at an early stage. Based on the facts currently known, it is not practicable at this time for HSBC to determine the terms on which the ongoing investigations will be resolved or the timing of such resolution or for HSBC to estimate reliably the amounts, or range of possible amounts, of any fines and/or penalties. As matters progress, it is possible that any fines and/or penalties could be significant.

Investigations into the setting of London interbank offered rates

Various regulators and enforcement authorities around the world including in the UK, the US and the EU, are conducting investigations related to certain past submissions made by panel banks to the BBA in connection with the setting of London interbank offered rates (‘LIBOR’). As HSBC Bank is a panel bank, HSBC and/or its subsidiaries have received requests from these various regulators for information and are cooperating with their enquiries. In addition, HSBC and other panel banks have been named recently in several putative class action lawsuits filed by private parties in the US with respect to the setting of LIBOR. These ongoing matters are at an early stage. Based on the facts currently known, it is not practicable at this time for HSBC to predict the resolution of these regulatory investigations or putative class action lawsuits, including the timing and potential impact, if any, on HSBC.

25	Events after the balance sheet date

On 31 July 2011, we announced that we had reached an agreement with First Niagara Bank, N.A. to sell 195 retail branches, including certain loans, deposits and related branch premises, primarily located in upstate New York, for consideration of a premium equal to 6.67% of the deposits to be transferred at closing. Based on 31 May 2011 balances, the consideration would represent approximately US$1.0bn. This will result in a gain upon closing of the transaction. Branch premises will be sold for fair value and loans and other transferred assets will be sold at their book values. The all-cash transaction is expected to close in early 2012, subject to regulatory approvals, including approval by the acquirer’s regulator. The branches held approximately US$15.0bn in deposits and US$2.8bn in loans as of 31 May 2011.

A second interim dividend for the financial year ending 31 December 2011 was declared by the Directors after 30 June 2011, as described in Note 3.

26	Interim Report 2011 and statutory accounts

The information in this Interim Report 2011 is unaudited and does not constitute statutory accounts within the meaning of section 434 of the Companies Act 2006. The Interim Report 2011 was approved by the Board of Directors on 1 August 2011. The statutory accounts for the year ended 31 December 2010 have been delivered to the Registrar of Companies in England and Wales in accordance with section 447 of the Companies Act 2006. The auditor has reported on those accounts. Its report was unqualified; did not include a reference to any matters to which the auditors drew attention by way of emphasis without qualifying their report; and did not contain a statement under section 498(2) or (3) of the Companies Act 2006.

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HSBC HOLDINGS PLC

Additional Information

Shareholder information

9	Interim Management Statement	229
10	Final results	229
11	Corporate governance	229
12	Going concern basis	230
12	Telephone and online share dealing service	230
14	Stock symbols	230
15	Copies of Interim Report 2011 and shareholder enquiries and communications	230

1	Directors’ interests

According to the register of Directors’ interests maintained by HSBC Holdings pursuant to section 352 of the Securities and Futures Ordinance of Hong Kong, the Directors of HSBC Holdings at 30 June 2011 had the following interests, all beneficial unless otherwise stated, in the shares and loan capital of HSBC and its associated corporations:

Directors’ interests

HSBC Holdings ordinary shares of US$0.50

		At 30 June 2011
	At 1 January 2011	Beneficial owner	Child under 18 or spouse		Jointly with another person	Trustee		Total interests[1]

J D Coombe	20,341	20,736	–		–	–		20,736
R A Fairhead	21,300	–	–		21,300	–		21,300
D J Flint	178,681	237,460	–		–	34,422	[2]	271,882
A A Flockhart	230,112	62,605	–		–	337,461		400,066
S T Gulliver	2,731,077	2,553,592	177,496		–	–		2,731,088
J W J Hughes-Hallett	39,577	–	–		–	46,952	[2]	46,952
W S H Laidlaw	30,948	29,877	–		–	1,416	[2]	31,293
I J Mackay	34,217	104,007	–		–	–		104,007
G Morgan	81,166	82,742	–		–	–		82,742
Sir Simon Robertson	176,373	8,789	–		–	167,750	[2]	176,539
J L Thornton	10,250	–	10,250	[3]	–	–		10,250
Sir Brian Williamson	37,607	38,338	–		–	–		38,338

1	Details of executive Directors’ other interests in ordinary shares arising from the HSBC Holdings savings-related share option plans, the HSBC Share Plan and HSBC Share Plan 2011 are set out on the following pages. At 30 June 2011, the aggregate interests under the Securities and Futures Ordinance of Hong Kong in HSBC Holdings ordinary shares of US$0.50, including interests arising through employee share plans, were: D J Flint – 621,280; A A Flockhart – 1,399,379; S T Gulliver – 4,854,243; and I J Mackay – 440,635. Each Director’s total interests represent less than 0.03% of the shares in issue.
2	Non-beneficial.
3	Interest of spouse in 2,050 listed American Depositary Shares (‘ADS’), which are categorised as equity derivatives under Part XV of the Securities and Futures Ordinance of Hong Kong. Each ADS represents five HSBC Holdings ordinary shares of US$0.50.

L M L Cha has an interest as beneficial owner in US$300,000 6.5% Subordinated Notes 2036 issued by HSBC Holdings plc, which she has held throughout the period since her appointment on 1 March 2011.

As a director of HSBC France, S T Gulliver has an interest as beneficial owner in one share of €5 in that company (representing less than 0.01% of the shares in issue), which he held throughout the period. He has waived his right to receive dividends on this share and has undertaken to transfer it to HSBC on ceasing to be a director of HSBC France.

HSBC HOLDINGS PLC

Additional Information (continued)

Savings-related share option plans, the HSBC Share Plan and the HSBC Share Plan 2011

HSBC Holdings savings-related share option plans

HSBC Holdings ordinary shares of US$0.50

	Date of award	Exercise price		Exercisable			Held at 1 Jan	Held at 30 Jun
				from	[1]	until	2011	2011

D J Flint	25 Apr 2007		£6.1760	1 Aug 2012		31 Jan 2013	2,650	2,650
A A Flockhart	29 Apr 2009		£3.3116	1 Aug 2014		31 Jan 2015	4,529	4,529
I J Mackay	30 Apr 2008	US$	11.8824	1 Aug 2011		31 Jan 2012	1,531	1,531

The HSBC Holdings savings-related share option plans are all-employee share plans under which eligible HSBC employees may be granted options to acquire shares. Employees may make contributions of up to £250 (or equivalent) each month over a period of one, three or five years which may be used on the first, third or fifth anniversary of the commencement of the relevant savings contract, at the employee’s election, to exercise the options. The plans help align the interests of employees with the creation of shareholder value and, as such, exercise of the options is not subject to any performance conditions. The options were awarded for nil consideration and are exercisable at a 20% discount to the average market value of the ordinary shares on the five business days immediately preceding the invitation date. No options lapsed during the period. There are no performance criteria conditional upon which the outstanding options are exercisable and there have been no variations to the terms and conditions since the awards were made. The market value per ordinary share at 30 June 2011 was £6.18. The highest and lowest market values per share during the period were £7.31 and £6.01. Market value is the middle market closing price derived from the London Stock Exchange Daily Official List on the relevant date. Under the Securities and Futures Ordinance of Hong Kong, the options are categorised as unlisted physically settled equity derivatives.

1	May be advanced to an earlier date in certain circumstances, e.g. retirement.

Awards of Performance Shares

HSBC Share Plan

HSBC Holdings ordinary shares of US$0.50

		Year in	Awards held at	Awards vested during period[1,2]		Awards held at
	Date of award	which awards vested	1 Jan 2011	Number[3]	Monetary value £000	30 Jun 2011

D J Flint	3 Jun 2008	2011	470,596	102,184	662	–
A A Flockhart	3 Jun 2008	2011	160,474	34,844	226	–
S T Gulliver	3 Jun 2008	2011	69,917	15,181	98	–

Vesting of these awards of Performance Shares was subject to the achievement of the corporate performance conditions set out on pages 226 to 228 of the Annual Report and Accounts 2010. Interests in awards of Performance Shares are categorised under the Securities and Futures Ordinance of Hong Kong as the interests of a beneficiary of a trust.

1	The performance conditions of the total shareholder return element of the award were partially met and the following part of the awards vested on 4 April 2011, when the market value per share was £6.48: D J Flint, 101,003 shares; A A Flockhart, 34,442 shares; and S T Gulliver, 15,006 shares. The following awards representing the fourth interim dividend for 2010 vested on 5 May 2011 when the market value per share was £6.46: D J Flint, 1,181 shares; A A Flockhart, 402 shares; and S T Gulliver, 175 shares. The market value per share on the date of the award, 3 June 2008, was £8.56. Market value is the middle market closing price derived from the London Stock Exchange Daily Official List on the relevant date.
2	The performance conditions for the earnings per share, the economic profit element and the remaining part of the total shareholder return element of the award were not met and, under the terms of the Plan, the following awards were forfeited on 4 April 2011: D J Flint, 373,193 shares; A A Flockhart, 127,259 shares; and S T Gulliver, 55,445 shares. As a consequence, there was no entitlement to the fourth interim dividend for 2010 on the forfeited shares.
3	Includes additional shares arising from scrip dividends.

HSBC HOLDINGS PLC

Additional Information (continued)

Awards of Restricted Shares

HSBC Share Plan

HSBC Holdings ordinary shares of US$0.50

		Year in which		Awards held at	Awards made during period			Awards vested during period			Awards held at
	Date of	awards		1 Jan			Monetary			Monetary	30 Jun
	award	may vest		2011	Number		value	Number		value	2011[1]
							£000			£000

D J Flint	1 Mar 2010	2011-2013	[2]	316,252	–		–	105,162	[3]	713	216,007
	15 Mar 2011	2011-2014		–	215,383	[4]	1,391	86,153	[5]	557	130,741

A A Flockhart	3 Mar 2008	2011		15,572	–		–	15,875	[6]	102	–
	2 Mar 2009	2012		514,960	–		–	–		–	524,970
	1 Mar 2010	2011-2013	[2]	305,806	–		–	101,688	[3]	689	208,872
	15 Mar 2011	2011-2014		–	139,079	[4]	898	55,632	[5]	359	84,423

S T Gulliver	3 Mar 2008	2009-2011		192,796	–		–	194,270	[7]	1,317	–
	1 Mar 2010	2011-2013	[2]	1,355,371	–		–	450,694	[3]	3,056	925,751
	15 Mar 2011	2012-2014		–	800,000	[8]	5,168	–		–	809,360

I J Mackay	31 Jul 2007	2009-2011	[9]	47,679	–		–	–		–	48,606
	31 Mar 2008	2011		46,252	–		–	47,152	[10]	302	–
	2 Mar 2009	2012		100,309	–		–	–		–	102,258
	1 Mar 2010	2011-2013	[2]	59,262	–		–	19,706	[3]	134	40,477
	15 Mar 2011	2011-2014		–	58,103	[4]	375	23,241	[5]	150	35,269

Vesting of Restricted Share awards is normally subject to the Director remaining an employee on the vesting date. The vesting date may be advanced to an earlier date in certain circumstances, e.g. death or retirement. Under the Securities and Futures Ordinance of Hong Kong, interests in Restricted Share awards granted in 2007 and 2008 are categorised as the interests of a beneficiary of a trust and interests in Restricted Share awards granted in 2009, 2010 and 2011 are categorised as the interests of a beneficial owner.

1	Includes additional shares arising from scrip dividends.
2	33% of the award vests on each of the first and second anniversaries of the date of the award, with the balance vesting on the third anniversary of the date of the award.
3	At the date of vesting, 28 February 2011, the market value per share was £6.78. The market value per share on the date of the award, 1 March 2010, was £6.82. Market value is the middle market closing price derived from the London Stock Exchange Daily Official List on the relevant date.
4	At the date of the award, 15 March 2011, the market value per share was £6.46. The number of shares comprises a deferred award and non-deferred award of Restricted Shares. In respect of the deferred award, 33% vests on each of the first and second anniversaries of the date of the award, with the balance vesting on the third anniversary of the date of the award.
5	The non-deferred award vested immediately on 15 March 2011 and is subject to a 6 month retention period. At the date of vesting, the market value per share was £6.46.
6	15,691 shares vested on 31 March 2011 when the market value per share was £6.41. The market value per share on the date of the award, 3 March 2008, was £7.90. An award of 184 shares representing the fourth interim dividend for 2011 vested on 5 May 2011 when the market value per share was £6.46.
7	At the date of vesting, 28 February 2011, the market value per share was £6.78. The market value per share on the date of the award, 3 March 2008, was £7.90.
8	At the date of the award, 15 March 2011, the market value per share was £6.46. The number of shares comprises a deferred award of Restricted Shares. 33% of the award vests on each of the first and second anniversaries of the date of the award, with the balance vesting on the third anniversary of the date of the award.
9	33% of the award vests on each of the second and third anniversaries of the date of the award, with the balance vesting on the fourth anniversary of the date of the award.
10	46,606 shares vested on 31 March 2011 when the market value per share was £6.41. The market value per share on the date of the award, 31 March 2008, was £8.30. An award of 546 shares representing the fourth interim dividend for 2011 vested on 5 May 2011 when the market value per share was £6.46.

HSBC Share Plan 2011

HSBC Holdings ordinary shares of US$0.50

	Date of award	Year in which awards may vest	Awards held at 1 Jan 2011	Awards made during period[1]		Awards held at 30 Jun 2011
					Monetary
				Number	value
					£000

A A Flockhart	23 Jun 2011	2016	–	176,519	1,061	176,519
S T Gulliver	23 Jun 2011	2016	–	388,044	2,332	388,044
I J Mackay	23 Jun 2011	2016	–	108,487	652	108,487

The Group Performance Share Plan (‘GPSP’) is the long-term incentive plan under the HSBC Share Plan 2011. Vesting of GPSP awards is normally subject to the Director remaining an employee on the vesting date. Any shares (net of tax) which the Director becomes entitled to on the vesting date are subject to a retention requirement until cessation of employment. Under the Securities and Futures Ordinance of Hong Kong, interests in awards are categorised as the interests of a beneficial owner.

HSBC HOLDINGS PLC

Additional Information (continued)

1	Conditional awards of shares made under the GPSP. At the date of award, 23 June 2011, the market value per share was £6.01.

No Directors held any short position as defined in the Securities and Futures Ordinance of Hong Kong in the shares and loan capital of HSBC Holdings and its associated corporations. Save as stated above, none of the Directors had an interest in any shares or debentures of HSBC Holdings or any associated corporation at the beginning or at the end of the period, and none of the Directors or members of their immediate families were awarded or exercised any right to subscribe for any shares or debentures in any HSBC corporation during the period. Since the end of the period, the interests of each of the following Directors have increased by the number of HSBC Holdings ordinary shares shown against their name:

Increase in Directors’ interests since 30 June 2011

HSBC Holdings ordinary shares of US$0.50

	Beneficial owner		Child under 18 or spouse[1]	Trustee[1]

J D Coombe	183	[1]	–	–
D J Flint	3,151	[2]	–	303	[3]
A A Flockhart	7,766	[4]	–	2,974
S T Gulliver	15,298	[5]	6	–
W S H Laidlaw	263	[1]	–	–
I J Mackay	1,999	[5]	–	–
G Morgan	729	[1]	–	–
Sir Simon Robertson	77	[1]	–	–
Sir Brian Williamson	338	[1]	–	–

1	Scrip dividend.
2	Comprises the automatic reinvestment of dividend income by an Individual Savings Account manager (50 shares), the acquisition of shares in the HSBC Holdings UK Share Incentive Plan through regular monthly contributions (21 shares), the automatic reinvestment of dividend income on shares held in the plan (22 shares) and scrip dividends on Performance Share awards and Restricted Share awards granted under the HSBC Share Plan (3,058 shares).
3	Non-beneficial.
4	Comprises scrip dividend on ordinary shares (551 shares) and on Performance Share awards and Restricted Share awards granted under the HSBC Share Plan (7,215 shares).
5	Scrip dividend on Performance Share awards and Restricted Share awards granted under the HSBC Share Plan.

2	Directors’ fees

At the Annual General Meeting in 2011, shareholders approved an increased fee of £95,000 per annum payable to each non-executive Director with effect from 1 January 2011. In addition, the Board approved an increased fee of £45,000 per annum for the senior independent non-executive Director and the following increased fees for service on Board Committees with effect from 1 January 2011:

Board Committee fees

	Chairman	Member
	£000	£000

Group Audit Committee	50	30
Group Risk Committee	50	30
Remuneration Committee	50	30
Nomination Committee	40	25
Corporate Sustainability Committee	40	25

3	Employee share option plans

To help align the interests of employees with those of shareholders, options are granted under all-employee share option plans. The following are particulars of outstanding options, including those held by employees working under employment contracts that are regarded as ‘continuous contracts’ for the purposes of the Hong Kong Employment Ordinance. The options were granted for nil consideration. No options have been granted to substantial shareholders, suppliers of goods or services, or in excess of the individual limit for each share plan. No options were cancelled by HSBC during the period. Share options may also be granted under the HSBC Share Plan 2011, which replaced the HSBC Share Plan on 27 May 2011, following shareholder approval at the Annual General Meeting. No share options have been granted under this plan.

HSBC HOLDINGS PLC

Additional Information (continued)

A summary for each plan of the total number of the options which were awarded, exercised or lapsed during the period is shown in the tables below. Further details required to be disclosed pursuant to Chapter 17 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited are available on our website at www.hsbc.com by selecting ‘Investor Relations’, then ‘Governance’ then ‘Share Plans’, and on the website of The Stock Exchange of Hong Kong Limited at www.hkex.com.hk or can be obtained upon request from the Group Company Secretary, 8 Canada Square, London E14 5HQ. Particulars of options held by Directors of HSBC Holdings are set out on page 222.

All-employee share option plans

All employees employed within the Group on the first working day of the year may be granted options to acquire HSBC Holdings ordinary shares under shareholder-approved all-employee share option plans. Options under the plans are usually exercisable after one, three or five years.

The exercise of the options may be advanced to an earlier date in certain circumstances, for example, on retirement, and may be extended in certain circumstances, for example, on the death of a participant, the executors may exercise the options up to six months beyond the normal exercise period. The middle market closing price per HSBC Holdings ordinary share quoted on the London Stock Exchange, as derived from the Daily Official List on 19 April 2011, the day before options were awarded in 2011, was £6.41.

HSBC Holdings Savings-Related Share Option Plan

HSBC Holdings ordinary shares of US$0.50

Dates of award		Exercise price (£)		Exercisable		At 1 Jan	Awarded during	Exercised during	Lapsed during	At 30 Jun
from	to	from	to	from	to	2011	period	period[1]	period	2011

24 May 2005	20 Apr 2011	3.3116	6.6870	1 Aug 2010	31 Jan 2017	67,737,865	7,742,930	500,322	2,715,360	72,265,113

1	The weighted average closing price of the shares immediately before the dates on which options were exercised was £6.73.

The fair value of options granted in the period under the Plan was US$17m.

HSBC Holdings Savings-Related Share Option Plan: International

HSBC Holdings ordinary shares of US$0.50

Dates of award		Exercise price		Exercisable		At 1 Jan	Awarded during	Exercised during	Lapsed during	At 30 Jun
from	to	from	to	from	to	2011	period	period[1]	period	2011

24 May 2005	20 Apr 2011	(£) 3.3116	(£) 6.6870	1 Aug 2010	31 Jan 2017	28,660,942	7,557,671	203,621	1,927,545	34,087,447
26 Apr 2006	20 Apr 2011	(US$) 4.8876	(US$) 12.0958	1 Aug 2010	31 Jan 2017	10,899,415	2,189,050	53,538	1,091,500	11,943,427
26 Apr 2006	20 Apr 2011	(€) 3.6361	(€) 9.5912	1 Aug 2010	31 Jan 2017	3,128,508	581,297	702	138,029	3,571,074
26 Apr 2006	20 Apr 2011	(HK$) 37.8797	(HK$) 94.5057	1 Aug 2010	31 Jan 2017	47,428,892	5,127,912	94,411	1,395,499	51,066,894

1	The weighted average closing price of the shares immediately before the dates on which options were exercised was £6.75.

The fair value of options granted in the period under the Plan was US$33m.

Fair values of options granted under all-employee share option plans in 2011, estimated at the date of grant of the share option, are calculated using a Black-Scholes model.

The expected life of options depends on the behaviour of option holders, which is incorporated into the option model on the basis of historic observable data. The fair values calculated are inherently subjective and uncertain due to the assumptions made and the limitations of the model used. The significant weighted average assumptions used to estimate the fair value of the options granted in 2011 were as follows:

HSBC HOLDINGS PLC

Additional Information (continued)

	1-year savings-related share option plan	3-year savings-related share option plans	5-year savings-related share option plans

Risk-free interest rate (%)[1]	0.8	1.7	2.5
Expected life (years)[2]	1	3	5
Expected volatility (%)[3]	25	25	25

1	The risk-free interest rate was determined from the UK gilts zero-coupon yield curve for the HSBC Holdings Savings-Related Share Option Plan. A similar yield curve was used for the HSBC Holdings Savings-Related Share Option Plan: International.
2	Expected life is not a single input parameter but a function of various behavioural assumptions.
3	Expected volatility is estimated by considering historic average HSBC share price volatility and implied volatility for traded options over HSBC shares of similar maturity to those of the employee options.

Expected dividend yield was determined to be 4.5% per annum, in line with consensus analyst forecasts.

Discretionary Share Plans

There have been no awards of discretionary share options under employee share plans since 30 September 2005.

HSBC Holdings Group Share Option Plan1

HSBC Holdings ordinary shares of US$0.50

Dates of award		Exercise price (£)		Exercisable		At 1 Jan	Exercised during	Lapsed during	At 30 Jun
from	to	from	to	from	to	2011	period[2]	period	2011

23 Apr 2001	20 Apr 2005	6.0216	7.9806	23 Apr 2004	20 Apr 2015	153,189,587	641,241	30,165,926	122,382,420

1	The HSBC Holdings Group Share Option Plan expired on 26 May 2005. No options have been granted under the Plan since that date.
2	The weighted average closing price of the ordinary shares immediately before the dates on which options were exercised was £6.91.

HSBC Share Plan

HSBC Holdings ordinary shares of US$0.50

Date of award	Exercise price (£)	Exercisable		At 1 Jan	Exercised during	Lapsed during	At 30 Jun
		from	to	2011	period	period	2011

30 Sep 2005	7.9911	30 Sep 2008	30 Sep 2015	86,046	–	–	86,046

Subsidiary company share plans

HSBC Private Bank France

When it was acquired in 2000, HSBC Private Bank France operated employee share option plans under which options could be granted over its shares. No options under the plan have been granted since the acquisition and no further options will be granted under the plan. The following are details of options to acquire shares in HSBC Private Bank France.

HSBC Private Bank France

Shares of €2

Dates of award		Exercise price (€)		Exercisable		At 1 Jan	Exercised during	Lapsed during	At 30 Jun
from	to	from	to	from	to	2011	period[1]	period	2011[1]

15 May 2001	1 Oct 2002	20.80	22.22	15 May 2002	1 Oct 2012	287,100	–	141,525	145,575

1	Following exercise of the options, the HSBC Private Bank France shares are exchangeable for HSBC Holdings ordinary shares in the ratio of 2.099984 HSBC Holdings ordinary shares for each HSBC Private Bank France share. At 30 June 2011, The CCF Employee Benefit Trust 2001 held 989,502 HSBC Holdings ordinary shares which may be exchanged for HSBC Private Bank France shares arising from the exercise of these options.

HSBC HOLDINGS PLC

Additional Information (continued)

HSBC Finance

Following the acquisition of HSBC Finance in 2003, all outstanding options and equity-based awards over HSBC Finance common shares were converted into rights to receive HSBC Holdings ordinary shares in the same ratio as the share exchange offer for the acquisition of HSBC Finance (2.675 HSBC Holdings ordinary shares for each HSBC Finance common share) and the exercise prices per share were adjusted accordingly. No further options will be granted under the plans.

The following are details of options and equity-based awards to acquire shares in HSBC Holdings. At 30 June 2011, the HSBC (Household) Employee Benefit Trust 2003 held 2,335,315 HSBC Holdings ordinary shares and 1,445 American Depositary Shares, each of which represents five HSBC Holdings ordinary shares, which may be used to satisfy the exercise of employee share options.

HSBC Finance: 1996 Long-Term Executive Incentive Compensation Plan

HSBC Holdings ordinary shares of US$0.50

Dates of award		Exercise price (US$)		Exercisable		At 1 Jan	Exercised during	Lapsed during	At 30 Jun
from	to	from	to	from	to	2011	period	period	2011

12 Nov 2001	20 Nov 2002	9.29	18.62	12 Nov 2002	20 Nov 2012	11,117,826	–	–	11,117,826

HSBC Bank Bermuda

Following the acquisition of HSBC Bank Bermuda in 2004, all outstanding options over HSBC Bank Bermuda shares were converted into rights to receive HSBC Holdings ordinary shares based on the consideration of US$40 for each HSBC Bank Bermuda share and the average closing price of HSBC Holdings ordinary shares, derived from the London Stock Exchange Daily Official List, for the five business days preceding the closing date of the acquisition. No further options will be granted under any of these plans.

All outstanding options over HSBC Bank Bermuda shares vested on completion of the acquisition. The following are details of options to acquire HSBC Holdings ordinary shares. At 30 June 2011, the HSBC (Bank of Bermuda) Employee Benefit Trust 2004 held 2,108,830 HSBC Holdings ordinary shares which may be used to satisfy the exercise of employee share options.

HSBC Bank Bermuda: Executive Share Option Plan 1997

HSBC Holdings ordinary shares of US$0.50

Date of award	Exercise price (US$)	Exercisable		At 1 Jan	Exercised during	Lapsed during	At 30 Jun
		from	until	2011	period	period	2011

11 Jan 2001	12.44	11 Jan 2002	11 Jan 2011	61,901	–	61,901	–

HSBC Bank Bermuda: Share Option Plan 2000

HSBC Holdings ordinary shares of US$0.50

Dates of award		Exercise price (US$)		Exercisable		At 1 Jan	Exercised during	Lapsed during	At 30 Jun
from	to	from	to	from	to	2011	period	period	2011

11 Jan 2001	21 Apr 2003	9.32	15.99	11 Jan 2002	21 Apr 2013	2,250,966	–	802,468	1,448,498

HSBC Bank Bermuda: Directors’ Share Option Plan

HSBC Holdings ordinary shares of US$0.50

Dates of award		Exercise price (US$)		Exercisable		At 1 Jan	Exercised during	Lapsed during	At 30 Jun
from	to	from	to	from	to	2011	period	period	2011

28 Mar 2001	3 Apr 2003	13.73	13.95	28 Mar 2002	3 Apr 2012	26,166	–	9,285	16,881

HSBC HOLDINGS PLC

Additional Information (continued)

4	Notifiable interests in share capital

As at 30 June 2011, the following disclosures of major holdings of voting rights had been received by HSBC Holdings (and have not been subsequently amended or withdrawn) pursuant to the requirements of rule 5 of the FSA Disclosure Rules and Transparency Rules:

•

Legal & General Group Plc gave notice on 9 March 2010 that it had a direct interest on 8 March 2010 in 696,851,431 HSBC Holdings ordinary shares, representing 3.99% of the total voting rights at that date; and

•

BlackRock, Inc. gave notice on 9 December 2009 that on 7 December 2009 it had the following: an indirect interest in HSBC Holdings ordinary shares of 1,142,439,457; qualifying financial instruments with 705,100 voting rights that may be acquired if the instruments are exercised or converted; and financial instruments with similar economic effect to qualifying financial instruments which refer to 234,880 voting rights, each representing 6.56%, 0.0041% and 0.0013% respectively of the total voting rights at that date.

As at 30 June 2011, according to the register maintained by HSBC Holdings pursuant to section 336 of the Securities and Futures Ordinance of Hong Kong:

•

JPMorgan Chase & Co. gave notice on 27 May 2011 that on 24 May 2011 it had the following interests in HSBC Holdings ordinary shares: a long position of 1,226,942,153 shares; a short position of 131,511,811 shares; and a lending pool of 890,915,822 shares, each representing 6.89%, 0.74% and 5.00% respectively of the ordinary shares in issue at that date; and

•

BlackRock, Inc. gave notice on 13 May 2011 that on 11 May 2011 it had the following interests in HSBC Holdings ordinary shares: a long position of 1,060,826,866 shares and a short position of 25,971,269 shares, each representing 5.95% and 0.15% respectively of the ordinary shares in issue at that date.

5	Dealings in HSBC Holdings shares

Except for dealings as intermediaries by HSBC Bank plc and The Hongkong and Shanghai Banking Corporation Limited, which are members of a European Economic Area exchange, neither HSBC Holdings nor any subsidiary undertaking has bought, sold or redeemed any securities of HSBC Holdings during the six months to 30 June 2011.

6	First interim dividend for 2011

The first interim dividend for 2011 of US$0.09 per ordinary share was paid on 6 July 2011.

7	Second interim dividend for 2011

The Directors have declared a second interim dividend for 2011 of US$0.09 per ordinary share. The second interim dividend will be payable on 6 October 2011 to holders of record on 18 August 2011 on the Hong Kong Overseas Branch Register and 19 August 2011 on the Principal Register in the United Kingdom or the Bermuda Overseas Branch Register. The dividend will be payable in cash, US dollars, sterling or Hong Kong dollars, or a combination of these currencies, at the forward exchange rates quoted by HSBC Bank plc in London at or about 11.00 am on 26 September 2011, and with a scrip dividend alternative. Particulars of these arrangements will be sent to shareholders on or about 31 August 2011 and elections must be received by 21 September 2011.

The dividend will be payable on ordinary shares held through Euroclear France, the settlement and central depositary system for Euronext Paris, on 6 October 2011 to the holders of record on 19 August 2011. The dividend will be payable by Euroclear France in cash in euros at the forward exchange rate quoted by HSBC France on 26 September 2011, or as a scrip dividend alternative. Particulars of these arrangements will be announced through Euronext Paris on 16 August and 24 August 2011.

The dividend will be payable on ADSs each of which represents five ordinary shares, on 6 October 2011 to holders of record on 19 August 2011. The dividend of US$0.45 per ADS will be payable by the depositary in cash, in US dollars and with a scrip dividend alternative of new ADSs. Particulars of these arrangements will be mailed to ADS holders on or about 31 August 2011. Elections must be received by the depositary on or before 21 September 2011. Alternatively, the cash dividend may be invested in additional ADSs for participants in the dividend reinvestment plan operated by the depositary.

Ordinary shares will be quoted ex-dividend in London, Hong Kong, Paris and Bermuda on 17 August 2011. The ADSs will be quoted ex-dividend in New York on 17 August 2011.

HSBC HOLDINGS PLC

Additional Information (continued)

Any person who has acquired ordinary shares registered on the Hong Kong Overseas Branch Register but who has not lodged the share transfer with the Hong Kong Branch Registrar should do so before 4.00pm on 18 August 2011 in order to receive the dividend.

Any person who has acquired ordinary shares registered on the Principal Register in the United Kingdom or on the Bermuda Overseas Branch Register of shareholders but who has not lodged the share transfer with the Principal Registrar or the Bermuda Overseas Branch Registrar respectively, should do so before 4.00pm on 19 August 2011 in order to receive the dividend.

Removals of ordinary shares may not be made to or from the Hong Kong Overseas Branch Register on 19 August 2011. Accordingly any person who wishes to remove ordinary shares to the Hong Kong Overseas Branch Register must lodge the removal request with the Principal Registrar in the United Kingdom or the Bermuda Branch Registrar by 4.00pm on 17 August 2011; any person who wishes to remove ordinary shares from the Hong Kong Overseas Branch Register must lodge the removal request with the Hong Kong Branch Registrar by 4.00pm on 18 August 2011.

Transfers of ADSs must be lodged with the depositary by 12 noon on 19 August 2011 in order to receive the dividend.

8	Proposed interim dividends for 2011

The Board has adopted a policy of paying quarterly dividends on the ordinary shares. Under this policy it is intended to have an annual pattern of three equal interim dividends with a variable fourth interim dividend. The proposed timetables for dividends payable on the ordinary shares in respect of 2011 that have not yet been declared are:

	Third interim dividend for 2011	Fourth interim dividend for 2011

Announcement	7 November 2011	27 February 2012
Shares quoted ex-dividend in London, Hong Kong, Paris and Bermuda	23 November 2011	14 March 2012
ADSs quoted ex-dividend in New York	23 November 2011	14 March 2012
Record date in Hong Kong	24 November 2011	15 March 2012
Record date in London, New York, Paris and Bermuda[1]	25 November 2011	16 March 2012
Payment date	18 January 2012	2 May 2012

1	Removals to and from the Overseas Branch Register of shareholders in Hong Kong will not be permitted on these dates.

9	Interim Management Statement

An Interim Management Statement is expected to be issued on 9 November 2011.

10	Final results

The results for the year to 31 December 2011 are expected to be announced on Monday 27 February 2012.

11	Corporate governance

HSBC is committed to high standards of corporate governance.

HSBC Holdings has complied throughout the six months to 30 June 2011 with the applicable code provisions of the UK Corporate Governance Code issued by the Financial Reporting Council and the Code on Corporate Governance Practices in Appendix 14 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, save that the Group Risk Committee (all the members of which are independent non-executive Directors), which was established in accordance with the recommendations of the Report on Governance in UK banks and other financial industry entities, is responsible for the oversight of internal control (other than internal financial control) and risk management systems (Hong Kong code provisions C.3.3 paragraphs (f), (g) and (h)). If there were no risk committee, these matters would be the responsibility of an audit committee.

The Board of HSBC Holdings has adopted a code of conduct for transactions in HSBC Group securities by Directors. The code of conduct complies with The Model Code in the Listing Rules of the Financial Services Authority and with The Model Code for Securities Transactions by Directors of Listed Issuers (‘Hong Kong Model Code’) set out in the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, save that The Stock Exchange of Hong Kong Limited has granted certain waivers from strict compliance with the Hong Kong Model Code. The waivers granted by The Stock Exchange of Hong Kong Limited primarily take into account accepted practices in

HSBC HOLDINGS PLC

Additional Information (continued)

the UK, particularly in respect of employee share plans. Following specific enquiry, each Director has confirmed that he or she has complied with the code of conduct for transactions in HSBC Group securities throughout the period.

There have been no material changes to the information disclosed in the Annual Report and Accounts 2010 in respect of the number and remuneration of employees, remuneration policies, bonus and share option plans and training schemes save that shareholders approved the HSBC Share Plan 2011 at the 2011 Annual General Meeting.

The biographies of Directors on pages 165 to 170 and part 2 of this Additional Information Section on page 221 include changes during 2011 and the updated information required pursuant to rule 13.51B (1) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

12	Going concern basis

The financial statements are prepared on the going concern basis, as the Directors are satisfied that the Group and parent company have the resources to continue in business for the foreseeable future. In making this assessment, the Directors have considered a wide range of information relating to present and future conditions, including projections of future profitability, cash flows and capital resources. Further information relevant to the assessment is provided elsewhere in this Interim Report 2011.

In particular, HSBC’s principal activities and strategic direction are described in the Overview section and challenges and uncertainties, as well as HSBC’s exposure to credit, liquidity and market risks, are described in the Risk section. Details of capital management and allocation are described in the Capital section.

13	Telephone and online share dealing service

For shareholders on the Principal Register who are resident in the UK, Channel Islands or Isle of Man with a UK, Channel Islands or Isle of Man postal address, and who hold an HSBC Bank personal current account, the HSBC InvestDirect share dealing service is available for buying and selling HSBC Holdings ordinary shares. Details are available from: HSBC InvestDirect, PO Box 1683, Frobisher House, Nelson Gate, Southampton, SO15 9DG, UK telephone : 08456 080 848, overseas telephone: + 44 (0) 1226 261090, textphone: 18001 08456 088 877, web: www.hsbc.co.uk/shares.

14	Stock symbols

HSBC Holdings plc ordinary shares of US$0.50 trade under the following stock symbols:

London Stock Exchange	HSBA
Hong Kong Stock Exchange	5
New York Stock Exchange (ADS)	HBC
Euronext Paris	HSB
Bermuda Stock Exchange	HSBC

15	Copies of the Interim Report 2011 and shareholder enquiries and communications

Further copies of the Interim Report 2011 may be obtained from Group Communications, HSBC Holdings plc, 8 Canada Square, London E14 5HQ, United Kingdom; from Group Communications (Asia), The Hongkong and Shanghai Banking Corporation Limited, 1 Queen’s Road Central, Hong Kong; from Internal Communications, HSBC – North America, 26525 North Riverwoods Boulevard, Mettawa, Illinois 60045, USA; or from the HSBC website, www.hsbc.com.

Shareholders may at any time choose to receive corporate communications in printed form or to receive a notification of their availability on HSBC’s website. To receive future notifications of the availability of a corporate communication on HSBC’s website by email, or revoke or amend an instruction to receive such notifications by email, go to www.hsbc.com/ecomms. If you provide an email address to receive electronic communications from HSBC, we will also send notifications of your dividend entitlements by email. If you received a notification of the availability of this document on HSBC’s website and would like to receive a printed copy, or if you would like to receive future corporate communications in printed form, please write or send an email to the appropriate Registrars at the address given below. Printed copies will be provided without charge.

Any enquiries relating to your shareholdings on the share register, for example transfers of shares, change of name or address, lost share certificates or dividend cheques, should be sent to the Registrars at the address given below. The

HSBC HOLDINGS PLC

Additional Information (continued)

Registrars offer an online facility, Investor Centre, which enables shareholders to manage their shareholding electronically.

Principal Register	Hong Kong Overseas Branch Register	Bermuda Overseas Branch Register

Computershare Investor Services PLC The Pavilions Bridgwater Road Bristol BS99 6ZZ United Kingdom	Computershare Hong Kong Investor Services Limited Rooms 1712-1716, 17th Floor Hopewell Centre 183 Queen’s Road East Hong Kong	Investor Relations Team HSBC Bank Bermuda Limited 6 Front Street Hamilton HM 11 Bermuda

Telephone: +44 (0) 870 702 0137 Email via website: www.investorcentre.co.uk/contactus Investor Centre: www.computershare.com/investor/uk	Telephone: +852 2862 8555 Email: hsbc.ecom@computershare.com.hk Investor Centre: www.computershare.com/hk/investors	Telephone: +1 441 299 6737 Email: hbbm.shareholder.services@hsbc.bm Investor Centre: www.computershare.com/investor/bm

Any enquiries relating to ADSs should be sent to the depositary, The Bank of New York Mellon, at:

BNY Mellon Shareowner Services

PO Box 358516

Pittsburgh

PA 15252-8516

USA

Telephone (US): +1 877 283 5786

Telephone (international): 201 680 6825

Email: shrrelations@bnymellon.com

Website: www.bnymellon.com/shareowner

Any enquiries relating to shares held through Euroclear France, the settlement and central depositary system for Euronext Paris, should be sent to the paying agent:

HSBC France

103 avenue des Champs Elysées

75419 Paris Cedex 08

France

Telephone: +33 1 40 70 22 56

Email: ost-agence-des-titres-hsbc-reims.hbfr-do@hsbc.fr

Website: www.hsbc.fr

A Chinese translation of this and future documents may be obtained on request from the Registrars. Please also contact the Registrars if you have received a Chinese translation of this document and do not wish to receive such translations in the future.

Persons whose shares are held on their behalf by another person may have been nominated to receive communications from HSBC pursuant to section 146 of the UK Companies Act 2006 (‘nominated person’). The main point of contact for a nominated person remains the registered shareholder (for example your stockbroker, investment manager, custodian or other person who manages the investment on your behalf). Any changes or queries relating to a nominated person’s personal details and holding (including any administration thereof) must continue to be directed to the registered shareholder and not HSBC’s Registrars. The only exception is where HSBC, in exercising one of its powers under the UK Companies Act 2006, writes to a nominated person directly for a response.

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HSBC HOLDINGS PLC

Glossary

Abbreviation	Brief description

A
ABS[1]	Asset-backed security
ADS	American Depositary Share
Advance	HSBC Advance, a global banking proposition for the mass-affluent segment of customers
AIEA	Average interest-earning assets
ALCO	Asset and Liability Management Committee
AML	Anti-money laundering
ARM[1]	Adjustable-rate mortgage
ASF	Asset and Structured Finance

B
Bank of Communications	Bank of Communications Co., Limited, one of China’s largest banks
Bao Viet	BaoViet Holdings, an insurance and financial services company in Vietnam
Barion	Barion Funding Limited, a term funding vehicle
Basel Committee	Basel Committee on Banking Supervision
Basel I	1988 Basel Capital Accord
Basel II1	2006 Basel Capital Accord
Basel III[1]	Basel Committee’s reforms to strengthen global capital and liquidity rules
BBA	British Bankers’ Association
bps	Basis points. One basis point is equal to one-hundredth of a percentage point

C
CARD Act	Credit Card Accountability, Responsibility and Disclosure Act, US
CD	Certificate of deposit
CDS[1]	Credit default swap
CDO[1]	Collateralised debt obligation
CDPC[1]	Credit derivative product companies
CGU	Cash-generating unit
CMB	Commercial Banking, a customer group
CNAV[1]	Constant Net Asset Value
CP1	Commercial paper
CPI	Consumer price index
CRR[1]	Customer risk rating

D
DPF	Discretionary participation feature of insurance and investment contracts

E
EAD[1]	Exposure at default
EL1	Expected loss
EPS	Earnings per share
EU	European Union

F
Fannie Mae	Federal National Mortgage Association, US
Freddie Mac	Federal Home Loan Mortgage Corporation, US
FSA	Financial Services Authority (UK)
FTSE	Financial Times Stock Exchange index

G
G20	Leaders, finance ministers and central bank governors of the Group of Twenty countries
GB&M	Global Banking and Markets, a global business
GDP	Gross domestic product
Ginnie Mae	Government National Mortgage Association, US
Global Markets	HSBC’s treasury and capital markets services in Global Banking and Markets
GMB	Group Management Board
GMO	Group Management Office
GPB	Global Private Banking, a global business
Group	HSBC Holdings together with its subsidiary undertakings
G-SIB	Global systemically important bank
G-SIFI	Global systemically important financial institution

HSBC HOLDINGS PLC

Glossary (continued)

Abbreviation	Brief description

H
Hang Seng Bank	Hang Seng Bank Limited, one of Hong Kong’s largest banks
HELoC[1]	Home equity lines of credit
HFC	HFC Bank Limited, the UK-based consumer finance business acquired through the acquisition of HSBC Finance by HSBC
HIBOR	Hong Kong Interbank Offer Rate
HKMA	Hong Kong Monetary Authority
Hong Kong	Hong Kong Special Administrative Region of the People’s Republic of China
HSBC	HSBC Holdings together with its subsidiary undertakings
HSBC Assurances	HSBC Assurances, comprising Erisa S.A., the French life insurer, and Erisa I.A.R.D., the property and casualty insurer (together, formerly Erisa)
HSBC Bank	HSBC Bank plc, formerly Midland Bank plc
HSBC Bank Argentina	HSBC Bank Argentina S.A.
HSBC Bank Bermuda	HSBC Bank Bermuda Limited, formerly The Bank of Bermuda Limited
HSBC Bank Malaysia	HSBC Bank Malaysia Berhad
HSBC Bank Middle East	HSBC Bank Middle East Limited, formerly The British Bank of the Middle East
HSBC Bank USA	HSBC’s retail bank in the US, HSBC Bank USA, N.A. (formerly HSBC Bank USA, Inc.)
HSBC Finance	HSBC Finance Corporation, the US consumer finance company (formerly Household International, Inc.)
HSBC France	HSBC’s French banking subsidiary, formerly CCF S.A.
HSBC Holdings	HSBC Holdings plc, the parent company of HSBC
HSBC Private Bank (Suisse)	HSBC Private Bank (Suisse) S.A., HSBC’s private bank in Switzerland

I
IAS	International Accounting Standards
IASB	International Accounting Standards Board
IFRIC	International Financial Reporting Interpretations Committee
IFRSs	International Financial Reporting Standards
Industrial Bank	Industrial Bank Co. Limited, a national joint-stock bank in mainland China held by Hang Seng Bank
IRB[1]	Internal ratings-based

K
KPMG	KPMG Audit Plc and its affiliates

L
LGD[1]	Loss given default
LIBOR	London Interbank Offered Rate
Losango	Losango Promoções e Vendas Ltda, the Brazilian consumer finance company

M
M&S Money	Marks and Spencer Retail Financial Services Holdings Limited
Madoff Securities	Bernard L Madoff Investment Securities LLC
Mainland China	People’s Republic of China excluding Hong Kong
Malachite	Malachite Funding Limited, a term funding vehicle
Mazarin	Mazarin Funding Limited, an asset-backed CP conduit
MBS[1]	US mortgage-backed security
MENA	Middle East and North Africa
Monoline[1]	Monoline insurance company
MSCI	Morgan Stanley Capital International index
MTN[1]	Medium-term notes

N
NYSE	New York Stock Exchange

O
OFAC	Office of Foreign Assets Control
OIS[1]	Overnight Index Swap
OTC[1]	Over-the-counter

HSBC HOLDINGS PLC

Glossary (continued)

Abbreviation	Brief description

P
PD1	Probability of default
Performance Shares[1]	Awards of HSBC Holdings ordinary shares under employee share plans that are subject to corporate performance conditions
Ping An	Ping An Insurance (Group) Company of China, Limited, the second-largest life insurer in the People’s Republic of China
PPI	Payment protection insurance product
Premier	HSBC Premier, HSBC’s premium global banking service
PVIF	Present value of in-force long-term insurance business

R
RBWM	Retail Banking and Wealth Management, a customer group
Repo[1]	Sale and repurchase transaction
Restricted Shares[1]	Awards of Restricted Shares define the number of HSBC Holdings ordinary shares to which the employee will become entitled, generally between one and three years from the date of the award, and normally subject to the individual remaining in employment
Reverse repo	Security purchased under commitments to sell
RPI	Retail price index (UK)
RoRWA	Return on average risk weighted assets
RWA[1]	Risk-weighted assets

S
S&P	Standard and Poor’s rating agency
SEC	Securities and Exchange Commission (US)
SIC	Securities investment conduit
SIV[1]	Structured investment vehicle
SME	Small and medium-sized enterprise
Solitaire	Solitaire Funding Limited, a special purpose entity managed by HSBC
SPE[1]	Special purpose entity
STIP	Short-term income protection insurance product

T
The Hongkong and Shanghai Banking Corporation	The Hongkong and Shanghai Banking Corporation Limited, the founding member of the HSBC Group

U
UAE	United Arab Emirates
UK	United Kingdom
US	United States of America

V
VAR[1]	Value at risk

1	For full definitions, see page 236.

HSBC HOLDINGS PLC

Glossary (continued)

Term	Definition

A
Adjustable-rate mortgages (‘ARM’s)	Mortgage loans in the US on which the interest rate is periodically changed based on a reference price. These are included within ‘affordability mortgages’.
Affordability mortgages	Mortgage loans where the customer’s monthly payments are set out at a low initial rate, either variable or fixed, before resetting to a higher rate once the introductory period is over.
Agency exposures

Exposures to near or quasi-government agencies including public sector entities fully owned by governments carrying out non-commercial activities, provincial and local government authorities, development banks and funds set up by government.

Alt-A	A US description for loans regarded as lower risk than sub-prime, but with higher risk characteristics than lending under normal criteria.
Arrears

Customers are said to be in arrears (or in a state of delinquency) when they are behind in fulfilling their obligations, with the result that an outstanding loan is unpaid or overdue. When a customer is in arrears, the total outstanding loans on which payments are overdue are described as delinquent.

Asset-backed securities (‘ABS’s)

Securities that represent an interest in an underlying pool of referenced assets. The referenced pool can comprise any assets which attract a set of associated cash flows but are commonly pools of residential or commercial mortgages.

B
Back-testing	A statistical technique used to monitor and assess the accuracy of a model, and how that model would have performed had it been applied in the past.
Bail-in/Bail-inable debt

Bail-in refers to the imposition of losses at the point of non-viability (but before insolvency) on bank liabilities (‘bail-inable debt’) that are not exposed to losses while the institution remains a viable, going concern. Whether by way of write-down or conversion into equity, this has the effect of recapitalising the bank (although it does not provide any new funding).

Basel II	The capital adequacy framework issued by the Basel Committee on Banking Supervision in June 2006 in the form of the ‘International Convergence of Capital Measurement and Capital Standards’.
Basel III

In December 2010, the Basel Committee issued final rules ‘Basel III: A global regulatory framework for more resilient banks and banking systems’ and ‘Basel III: International framework for liquidity risk measurement, standards and monitoring’. Together these documents present the Basel Committee’s reforms to strengthen global capital and liquidity rules with the goal of promoting a more resilient banking sector. The new requirements will be phased in starting 1 January 2013 with full implementation by 1 January 2019.

C
Capital conservation buffer

A capital buffer, prescribed by regulators under Basel III, and designed to ensure banks build up capital buffers outside periods of stress which can be drawn down as losses are incurred. Should a bank’s capital levels fall within the capital conservation buffer range, dividends and share buybacks, discretionary payments on non-equity capital instruments and discretionary bonus payments to staff will be constrained by the regulators.

Capital planning buffer

A capital buffer, prescribed by the FSA under Basel II, and designed to ensure banks build up capital buffers outside periods of stress which can be drawn down as losses are incurred. Should a bank’s capital levels fall within the capital planning buffer range, a period of heightened regulatory interaction would be triggered.

Collateralised debt obligation (‘CDO’)

A security issued by a third-party which references ABSs and/or certain other related assets purchased by the issuer. CDOs may feature exposure to sub-prime mortgage assets through the underlying assets.

Collectively assessed impairment

Impairment assessment on a collective basis for homogeneous groups of loans that are not considered individually significant and to cover losses which have been incurred but have not yet been identified on loans subject to individual assessment.

Commercial paper (‘CP’)

An unsecured, short-term debt instrument issued by a corporation, typically for the financing of accounts receivable, inventories and meeting short-term liabilities. The debt is usually issued at a discount, reflecting prevailing market interest rates.

Commercial real estate	Any real estate investment, comprising buildings or land, intended to generate a profit, either from capital gain or rental income.
Common equity tier 1 capital

The highest quality form of regulatory capital under Basel III that comprises common shares issued and related share premium, retained earnings and other reserves excluding the cash flow hedging reserve, less specified regulatory adjustments.

Conduits

HSBC sponsors and manages multi-seller conduits and securities investment conduits (‘SIC’s). The multi-seller conduits hold interests in diversified pools of third-party assets such as vehicle loans, trade receivables and credit card receivables funded through the issuance of short-dated commercial paper and supported by a liquidity facility. The SICs hold predominantly asset-backed securities referencing such items as commercial and residential mortgages, vehicle loans and credit card receivables funded through the issuance of both long-term and short-term debt.

Constant net asset value fund (‘CNAV’)	A fund that prices its assets on an amortised cost basis, subject to the amortised book value of the portfolio remaining within 50 basis points of its market value.
Contractual maturities	The date on which the final payment (principal or interest) of any financial instrument is due to be paid, at which point all the remaining outstanding principal and interest have been repaid.
Core tier 1 capital

The highest quality form of regulatory capital that comprises total shareholders’ equity and related non-controlling interests, less goodwill and intangible assets and certain other regulatory adjustments.

HSBC HOLDINGS PLC

Glossary (continued)

Term	Definition
Countercyclical capital buffer

A capital buffer, prescribed by regulators under Basel III, which aims to ensure that capital requirements take account of the macro-financial environment in which banks operate. This will provide the banking sector with additional capital to protect it against potential future losses, when excess credit growth in the financial system as a whole is associated with an increase in system-wide risk.

Credit default swap (‘CDS’)

A derivative contract whereby a buyer pays a fee to a seller in return for receiving a payment in the event of a defined credit event (e.g. bankruptcy, payment default on a reference asset or assets, or downgrades by a rating agency) on an underlying obligation (which may or may not be held by the buyer).

Credit derivative product company (‘CDPC’)	Independent company that specialises in selling credit default protection on corporate exposures in the form of credit derivatives.
Credit enhancements	Facilities used to enhance the creditworthiness of financial obligations and cover losses due to asset default.
Credit risk

Risk of financial loss if a customer or counterparty fails to meet a payment obligation under a contract. It arises mainly from direct lending, trade finance and leasing business, but also from products such as guarantees, derivatives and debt securities.

Credit risk adjustment	An adjustment to the valuation of OTC derivative contracts to reflect the creditworthiness of OTC derivative counterparties.
Credit risk mitigation	A technique to reduce the credit risk associated with an exposure by application of credit risk mitigants such as collateral, guarantee and credit protection.
Credit risk spread

The premium over the benchmark or risk-free rate required by the market to accept a lower credit quality. The yield spread between securities with the same coupon rate and maturity structure but with different associated credit risks. The yield spread rises as the credit rating worsens.

Customer deposits	Money deposited by account holders. Such funds are recorded as liabilities.
Customer risk rating (‘CRR’)	A scale of 23 grades measuring internal obligor probability of default.

D
Debt restructuring

A restructuring by which the terms and provisions of outstanding debt agreements are changed. This is often done in order to improve cash flow and the ability of the borrower to repay the debt. It can involve altering the repayment schedule as well as debt or interest charge reduction.

Debt securities	Financial assets on the Group’s balance sheet representing certificates of indebtedness of credit institutions, public bodies or other undertakings, excluding those issued by central banks.
Debt securities in issue	Transferable certificates of indebtedness of the Group to the bearer of the certificates. These are financial liabilities of the Group and include certificates of deposits.
Delinquency	See ‘Arrears’.

E
Economic capital	The internally calculated capital requirement which is deemed necessary by HSBC to support the risks to which it is exposed at a confidence level consistent with a target credit rating of AA.
Economic profit	The difference between the return on financial capital invested by shareholders and the cost of that capital. Economic profit may be expressed as a whole number or as a percentage.
Equity risk	The risk arising from positions, either long or short, in equities or equity-based instruments, which create exposure to a change in the market price of the equities or equity instruments.
Expected loss (‘EL’)

A regulatory calculation of the amount expected to be lost on an exposure using a 12-month time horizon and downturn loss estimates. EL is calculated by multiplying the Probability of Default (a percentage) by the Exposure at Default (an amount) and Loss Given Default (a percentage).

Exposure	A claim, contingent claim or position which carries a risk of financial loss.
Exposure at default (‘EAD’)

The amount expected to be outstanding after any credit risk mitigation, if and when the counterparty defaults. EAD reflects drawn balances as well as allowance for undrawn amounts of commitments and contingent exposures.

F
Fair value adjustment

An adjustment to the fair value of a financial instrument which is determined using a valuation technique (level 2 and level 3) to include additional factors that would be considered by a market participant that are not incorporated within the valuation model.

First lien

A security interest granted over an item of property to secure the repayment of a debt that places its holder first in line to collect repayment from the sale of the underlying collateral in the event of a default on the debt.

Forbearance strategies

Strategies that are employed in order to improve the management of customer relationships, maximise collection opportunities and, if possible, avoid foreclosure or repossession. Such arrangements include extended payment terms, a reduction in interest or principal repayments, approved external debt management plans, debt consolidations, the deferral of foreclosures, and loan restructures (which includes loan modifications and re-ages).

Funded exposures	A funded exposure is one where the notional amount of a contract is or has been exchanged.
Funding risk	A form of liquidity risk arising when the liquidity needed to fund illiquid asset positions cannot be obtained at the expected terms and when required.

HSBC HOLDINGS PLC

Glossary (continued)

Term	Definition

G
Government-sponsored enterprises (‘GSE’s)

A group of financial services enterprises created by the US Congress. Their function is to reduce the cost of capital for certain borrowing sectors of the economy, and to make them more efficient and transparent. Examples in the residential mortgage borrowing segment are Freddie Mac and Fannie Mae. GSEs carry the implicit backing, but are not direct obligations, of the US Government.

GPSP awards

Awards that define the number HSBC Holdings ordinary shares to which the employee will become entitled, generally five years from the date of the award, and normally subject to the individual remaining in employment. The shares to which the employee becomes entitled are subject to a retention requirement until cessation of employment.

H
Historical rating transition matrices (‘HRTM’)	HRTMs show the probability of a counterparty with a particular rating moving to a different rating over a defined time horizon.
Home Equity Lines of Credit (‘HELoC’s)	A form of revolving credit facility provided to US customers, which is supported by a first or second lien charge over residential property.

I
Impaired loans	Loans where the Group does not expect to collect all the contractual cash flows or expects to collect them later than they are contractually due.
Impairment allowances	Management’s best estimate of losses incurred in the loan portfolios at the balance sheet date.
Individually assessed impairment	Exposure to loss is assessed on all individually significant accounts and all other accounts that do not qualify for collective assessment.
Insurance risk

A risk, other than a financial risk, transferred from the holder of a contract to the insurance provider. The principal insurance risk is that, over time, the combined cost of claims, administration and acquisition of the contract may exceed the aggregate amount of premiums received and investment income.

Internal Capital Adequacy Assessment Process	The Group’s own assessment of the levels of capital that it needs to hold through an examination of its risk profile from regulatory and economic capital viewpoints.
Internal Model Method (‘IMM’)	One of three approaches defined by Basel II to determine exposure values for counterparty credit risk.
Internal ratings-based approach (‘IRB’)	A method of calculating credit risk capital requirements using internal, rather than supervisory, estimates of risk parameters.
Invested capital	Equity capital invested in HSBC by its shareholders.
IRB advanced approach	A method of calculating credit risk capital requirements using internal PD, LGD and EAD models.
IRB foundation approach	A method of calculating credit risk capital requirements using internal PD models but with supervisory estimates of LGD and conversion factors for the calculation of EAD.
ISDA	International Swaps and Derivatives Association.
ISDA Master agreement	Standardised contract developed by ISDA used as an umbrella contract under which bilateral derivatives contracts are entered into.

K
Key management personnel	Directors and Group Managing Directors of HSBC Holdings.

L
Level 1 – quoted market price	Financial instruments with quoted prices for identical instruments in active markets.
Level 2 – valuation technique using observable inputs

Financial instruments with quoted prices for similar instruments in active markets or quoted prices for identical or similar instruments in inactive markets and financial instruments valued using models where all significant inputs are observable.

Level 3 – valuation technique with significant unobservable inputs	Financial instruments valued using valuation techniques where one or more significant inputs are unobservable.
Leveraged finance	Funding provided for entities with higher than average indebtedness, which typically arises from sub-investment grade acquisitions or event-driven financing.
Leverage ratio

A measure, prescribed by regulators under Basel III, which is the ratio of tier 1 capital to total exposures. Total exposures include on-balance sheet items, off-balance sheet items and derivatives, and should generally follow the accounting measure of exposure. This supplementary measure to the risk-based capital requirements is intended to constrain the build-up of excess leverage in the banking sector.

Liquidity risk

The risk that HSBC does not have sufficient financial resources to meet its obligations as they fall due, or will have to do so at an excessive cost. This risk arises from mismatches in the timing of cash flows.

Loan modification

An account management action that results in a change to the original terms and conditions of a loan either temporarily or permanently without resetting its delinquency status, except in case of a ‘modification re-age’ where delinquency status is also reset to up-to-date. Account modifications may include revisions to one or more terms of the loan including, but not limited to, a change in interest rate, extension of the amortisation period, reduction in payment amount and partial forgiveness or deferment of principal.

Loan-to-value ratio (‘LTV’)

A mathematical calculation that expresses the amount of the loan as a percentage of the value of security. A high LTV indicates that there is less cushion to protect the lender against house price falls or increases in the loan if repayments are not made and interest is added to the outstanding loan balance.

HSBC HOLDINGS PLC

Glossary (continued)

Term	Definition
Loss given default (‘LGD’)	The estimated ratio (percentage) of the loss on an exposure to the amount outstanding at default (EAD) upon default of a counterparty.
Loss severity

The realised amount of losses incurred (including ancillary amounts owed) when a loan is foreclosed or disposed of through the arrangement with the borrower. The loss severity is represented as a percentage of the outstanding loan balance.

M
Market risk	The risk that movements in market risk factors, including foreign exchange rates and commodity prices, interest rates, credit spreads and equity prices, will reduce income or portfolio values.
Medium term notes (‘MTN’s)	Notes issued by corporates across a range of maturities. MTNs are frequently issued by corporates under MTN Programmes whereby notes are offered on a regular and continuous basis to investors.
Monoline insurers (‘monolines’)

Entities which specialise in providing credit protection to the holders of debt instruments in the event of default by the debt security counterparty. This protection is typically held in the form of derivatives such as CDSs referencing the underlying exposures held.

Mortgage-backed securities (‘MBS’s)

Securities that represent interests in groups of mortgages, which may be on residential or commercial properties. Investors in these securities have the right to cash received from future mortgage payments (interest and/or principal). When the MBS references mortgages with different risk profiles, the MBS is classified according to the highest risk class.

Mortgage-related assets	Assets which are referenced to underlying mortgages.
Mortgage vintage	The year a mortgage was originated.

N
Negative equity mortgages	Equity is the value of the asset less the outstanding balance on the loan. Negative equity arises when the value of the property purchased is below the balance outstanding on the loan.
Net asset value per share	Total shareholders’ equity, less non-cumulative preference shares and capital securities, divided by the number of ordinary shares in issue.
Net interest income	The amount of interest received or receivable on assets net of interest paid or payable on liabilities.
Net principal exposure

The gross principal amount of a financial asset after taking account of credit protection purchased but excluding the effect of any counterparty credit valuation adjustment to that protection. It includes assets that benefit from monoline protection, except where this protection is purchased with a CDS.

Non-conforming mortgages

US mortgages that do not meet normal lending criteria. Examples include mortgages where the expected level of documentation is not provided (such as with income self-certification), or where poor credit history increases the risk and results in pricing at a higher than normal lending rate.

O
Overnight Index Swap (‘OIS’) discounting	A method of valuing collateralised interest rate derivatives which uses a discount curve that reflects the overnight interest rate typically earned or paid in respect of collateral received.
Operational risk	The risk of loss resulting from inadequate or failed internal processes, people and systems or from external events, including legal risk.
Over-the-counter (‘OTC’)	A bilateral transaction (e.g. derivatives) that is not exchange traded and that is valued using valuation models.

P
Past due loans and advances	Loans on which repayments are overdue.
Performance Shares	Awards that define the number of HSBC Holdings ordinary shares to which the employee will become entitled subject to satisfaction of corporate performance conditions.
Prime	A US description for mortgages granted to the most creditworthy category of borrowers.
Private equity investments

Equity securities in operating companies not quoted on a public exchange, often involving the investment of capital in private companies or the acquisition of a public company that results in its delisting.

Probability of default (‘PD’)	The probability that an obligor will default within a one-year time horizon.

R
Re-age

A US account management action that results in the resetting of the contractual delinquency status of an account to up-to-date, without full repayment of all the arrears, upon fulfilment of certain requirements which indicate that payments are expected to be made in accordance with the contractual terms. It is our practice in the US to defer past due interest on re-aged real estate and personal non-credit card accounts to the end of the loan period.

Refi rate	The refi (or refinancing) rate is set by the European Central Bank (‘ECB’) and is the price banks pay to borrow from the ECB.
Regulatory capital	The capital which HSBC holds, determined in accordance with rules established by the FSA for the consolidated Group and by local regulators for individual Group companies.
Renegotiated loans

Loans whose terms have been renegotiated and are treated as up-to-date loans for measurement purposes once the specified number and/or amount of qualifying payments required under the new arrangements have been received.

HSBC HOLDINGS PLC

Glossary (continued)

Term	Definition
Restricted Shares

Awards that define the number of HSBC Holdings ordinary shares to which the employee will become entitled, generally between one and three years from the date of the award, and normally subject to the individual remaining in employment. The shares to which the employee becomes entitled may be subject to a retention requirement.

Retail loans	Money lent to individuals rather than institutions. This includes both secured and unsecured loans such as residential mortgages, overdrafts and credit card balances.
Return on equity	Profit attributable to ordinary shareholders divided by average invested capital.
Risk appetite	An assessment of the types and quantum of risks to which HSBC wishes to be exposed.
Risk-weighted assets (‘RWA’s)	Calculated by assigning a degree of risk expressed as a percentage (risk weight) to an exposure in accordance with the applicable Standardised or IRB approach rules.

S
Sale and repurchase agreement (‘repo’)

A repo is a short-term funding agreement that allows a borrower to create a collateralised loan by selling a financial asset to a lender. As part of the agreement the borrower commits to repurchase the security at a date in the future repaying the proceeds of the loan. For the party on the other end of the transaction (buying the security and agreeing to sell in the future) it is a reverse repurchase agreement or a reverse repo.

Seasoning	The emergence of credit loss patterns in portfolios over time.
Second lien

A security interest granted over an item of property to secure the repayment of a debt that is issued against the same collateral as a first lien but that is subordinate to it. In the case of default, repayment for this debt will only be received after the first lien has been repaid.

Securitisation

A transaction or scheme whereby the credit risk associated with an exposure, or pool of exposures, is tranched and where payments to investors in the transaction or scheme are dependent upon the performance of the exposure or pool of exposures. A traditional securitisation involves the transfer of the exposures being securitised to an SPE which issues securities. In a synthetic securitisation, the tranching is achieved by the use of credit derivatives and the exposures are not removed from the balance sheet of the originator.

Single-issuer liquidity facility	A liquidity or stand-by line provided to a corporate customer which is different from a similar line provided to a conduit funding vehicle.
Sovereign exposures	Exposures to governments, ministries, departments of governments, embassies, consulates and exposures on account of cash balances and deposits with central banks.
Special purpose entities (‘SPE’s)

A corporation, trust or other non-bank entity, established for a narrowly defined purpose, including for carrying on securitisation activities. The structure of the SPE and its activities are intended to isolate its obligations from those of the originator and the holders of the beneficial interests in the securitisation.

Standardised approach

In relation to credit risk, a method for calculating credit risk capital requirements using External Credit Assessment Institutions (‘ECAI’) ratings and supervisory risk weights. In relation to operational risk, a method of calculating the operational capital requirement by the application of a supervisory defined percentage charge to the gross income of eight specified business lines.

Structured finance / notes

An instrument whose return is linked to the level of a specified index or the level of a specified asset. The return on a structured note can be linked to equities, interest rates, foreign exchange, commodities or credit. Structured notes may or may not offer full or partial capital protection in the event of a decline in the underlying index or asset.

Structured Investment Vehicles (‘SIV’s)

Special purpose entities which invest in diversified portfolios of interest-earning assets, generally funded through issues of commercial paper, medium-term notes and other senior debt to take advantage of the spread differentials between the assets in the SIV and the funding cost.

Student loan related assets	Securities with collateral relating to student loans.
Subordinated liabilities	Liabilities which rank after the claims of other creditors of the issuer in the event of insolvency or liquidation.
Sub-prime

A US description for customers with high credit risk, for example those who have limited credit histories, modest incomes, high debt-to-income ratios, high loan-to-value ratios (for real estate secured products) or have experienced credit problems caused by occasional delinquencies, prior charge-offs, bankruptcy or other credit-related problems.

T
Tier 1 capital

A component of regulatory capital, comprising core tier 1 and other tier 1 capital. Other tier 1 capital includes qualifying capital instruments such as non-cumulative perpetual preference shares and hybrid capital securities.

Tier 2 capital

A component of regulatory capital, comprising qualifying subordinated loan capital, related non-controlling interests, allowable collective impairment allowances and unrealised gains arising on the fair valuation of equity instruments held as available-for-sale. Tier 2 capital also includes reserves arising from the revaluation of properties.

Troubled debt restructuring

A US description for restructuring a debt whereby the creditor for economic or legal reasons related to a debtor’s financial difficulties grants a concession to the debtor that it would not otherwise consider.

HSBC HOLDINGS PLC

Glossary (continued)

Term	Definition

U
Unfunded exposures	An exposure where the notional amount of a contract has not been exchanged.
US government agency and US government sponsored enterprises mortgage-related assets	Securities that are guaranteed by US government agencies such as Ginnie Mae, or by US government sponsored entities including Fannie Mae and Freddie Mac.

V
Value-at-risk (‘VAR’)

A measure of the loss that could occur on risk positions as a result of adverse movements in market risk factors (e.g. rates, prices, volatilities) over a specified time horizon and to a given level of confidence.

W
Wholesale lending	Money lent to sovereign borrowers, banks, non-bank financial institutions and corporate entities.
Write-down	Reduction in the carrying value of an asset due to impairment or fair value movements.
Wrong-way risk	An adverse correlation between the counterparty’s probability of default and the mark-to-market value of the underlying transaction.

HSBC HOLDINGS PLC

Index

A
Accounting
future developments 180 policies 181 standards 88
Areas of special interest 98
Asset-backed securities 121, 124, 155
Assets

by customer group and global business 29

by geographical region 41

held for sale 205

held in custody and under administration 80

maturity analysis 207

movement in 26

trading 187

underlying/reported reconciliation 27

Associates and joint ventures 24

B
Balance sheet
consolidated 25, 173 data 25, 37d, 38, 46, 52, 59, 65, 71, 77 movement 26 underlying/reported reconciliation 27
Basel II, 2.5, III 159, 163
Basis of preparation 9, 179
Bonus arrangements (deferred) 80

C
Capital
buffers 86 future developments 162 management 158 measurement and allocation 158 quality 86 regulatory 159, 162 structure 161
Cash flow
consolidated statement 174 notes 208
Cautionary statement regarding forward-looking statements 3a
Challenges and uncertainties 84
Client assets 36
Collateral 90
Commercial Banking 32, 37b
Comparative information 180
Compliance with IFRSs 179
Composition of Group (changes in) 181
Conduits 211
Constant currency 10
Contents – inside front cover
Contingent liabilities, contractual commitments and financial guarantee contracts 209
Copies of the Interim Report 2011 230
Corporate governance 229
Credit derivative product companies 131
Credit quality 110
Credit risk 89
credit exposure 89, 90, 92
Customer accounts by country 28b
Customer groups and global businesses 29, 38

D
Daily distribution of trading revenues 137
Dealings in HSBC Holdings shares 228
Defined terms – Inside front cover
Derivatives 91, 200
by product contract type 201 hedging instruments 202 trading and credit 201
Directors
biographies 165 fees 224

interests 221 responsibility statement 219
Dividends 182, 228

E
Earnings per share 2, 171, 182
Economic background
Europe 42
Hong Kong 49
Latin America 74
Middle East and North Africa 62
North America 68
Rest of Asia-Pacific 55
Economic profit/(loss) 28
Equity 27, 175
Equity securities available for sale 138
Estimates and assumptions 180
Europe

assets 41

balance sheet data 46

customer accounts 28b

economic background 42

impairment allowances 115, 120

loans and advances 95

profit before tax 41, 42 43, 46

review of performance 42

risk-weighted assets 41

underlying/reported profit 79a

Eurozone exposures 98
Events after the balance sheet date 218

F
Fair values
control framework 189 of financial instruments at fair value 188 of financial instruments not at fair value 196 valuation bases 191
Fee income (net) 16
Final results 229
Financial assets
designated at fair value 18, 199 reclassification 198
Financial highlights 2
Financial instruments
at fair value 188 credit quality 110, 150
Financial investments 203
Financial liabilities designated at fair value 206
Footnotes 81, 146, 164, 178
Forbearance strategies 108, 150
Foreclosed properties in US 108
Foreign exchange rates 25
Funds under management 80

G
Gains less losses from financial investments 19
Geographical regions 41
Glossary 233
Global Banking and Markets 34, 37c
ABSs classified as AFS 122 balance sheet data 37d management view 35
Global Private Banking 36, 37e
Going concern 230
Goodwill impairment 214
Group Chairman’s Statement 4
Group Chief Executive’s Review 6
Group Managing Directors 169

H
Highlights 1
Hong Kong
assets 41 balance sheet data 52

HSBC HOLDINGS PLC

Index (continued)

customer accounts 28b
economic background 49 impairment allowances 115, 120 loans and advances 95 profit before tax 41, 49, 50, 52 review of performance 49 risk-weighted assets 41 underlying/reported profit 79b
HSBC Finance 109, 135

I
Impairment
allowances and charges 89, 115 by geographical region 115 by industry 93 charges and other credit risk provisions 118 impaired loans 115
Income from financial instruments designated at fair value (net) 18
Income statement (consolidated) 13, 171
Independent Commission on Banking 87
Insurance 142, 157
balance sheet by type of contract 144 claims incurred and movement in liabilities to policyholders (net) 21 net earned premiums 19 risk management 142
Interest-earning assets 15
Interest income (net) 15
sensitivity 139, 155
Interest rate repricing gap 140
Interim Management Statement 9
Interim Report 2010 218

L
Latin America

assets 41

balance sheet data 77

customer accounts 28b

economic background 74

impairment allowances 115, 120

loans and advances 95

profit before tax 41, 74, 75, 77

review of performance 74

risk-weighted assets 41

underlying/reported profit 79f

Legal proceedings 214
Legal risk 156
Leveraged finance transactions 132
Liabilities
financial liabilities designated at fair value 206 maturity analysis 207 movement in 26 trading 206 underlying/reported reconciliation 27
LIBOR investigation 218
Liquidity and funding 133, 152
contingent liquidity risk 135
Loans and advances

by country/region 93, 95, 197

by credit quality 110

by industry sector 91, 93

delinquency in the US 108

exposure 89

impaired 115

mortgage lending 104

past due but not impaired 114

personal lending 101, 107

renegotiated 108

to banks 97, 99

to customers 2, 93, 95

to sovereigns 99

wholesale lending 98

Loan impairment charges and other credit risk provisions 21, 89

M
Madoff 215
Margin 15
Market capitalisation 3
Market risk 136, 153
measures applicable to parent 140
Merlin agreement 33, 43
Middle East and North Africa

areas of special interest 101

balance sheet data 65

customer accounts 28b

economic background 62

impairment allowances 115, 120

loans and advances 95

profit/(loss) before tax 41, 62, 63, 65

review of performance 62

risk-weighted assets 41

underlying/reported profit 79d

Money market funds 213
Monoline insurers 130
Mortgage lending 104

N
Non-trading portfolios 136
North America

assets 41

balance sheet data 71

customer accounts 28b

economic background 68

impairment allowances 115, 120

loans and advances 95

profit/(loss) before tax 41, 68, 69, 71

review of performance 68

risk-weighted assets 41

underlying/reported profit 79e

Notifiable interests in share capital 228

O
Off-balance sheet arrangements 213
Offsets 90
Operating expenses 23
Operating income (net) 2
Operating income (other) 20
Operational risk 141, 156
‘Other’ customer group 37, 37f

P
Payment protection insurance 216
Pension scheme 140, 155
Personal lending 101, 107
Pillar 1, 2 and 3 159, 160
Post-employment benefits 183
Preferred securities 25
Presentation of information 179
Principal activities 8
Profit before tax

attributable 2, 171

by country 43, 56, 63, 69, 75

by customer group and global business 29, 30, 32, 38, 46, 52 by geographical region 41, 42, 46, 52, 59, 65, 71, 77

consolidated 2

underlying/reported reconciliations 10

Provisions 206

R
Ratios
advances to core funding 134 capital 2, 25 cost efficiency 3, 23, 42, 49, 55, 62, 68, 74

HSBC HOLDINGS PLC

Index (continued)

credit coverage 3

dividends per share 2

earnings per share 2

earnings to combined fixed charges 28a

net assets per share 2, 25

performance 3

return on average risk-weighted assets 30, 32, 34, 36, 42, 49, 55, 62, 68, 74 returns 2

stressed one month coverage 134

Regulation and supervision (challenges) 85
Related parties 80
Reputational risk 141, 157
Rest of Asia-Pacific

assets 41

balance sheet data 59

customer accounts 28b

economic background 55

impairment allowances 115, 120

loans and advances 95

profit before tax 41, 55, 56, 59

review of performance 57

risk-weighted assets 41

underlying/reported profit 79c

Retail Banking and Wealth Management 30, 37a
Review of performance 30, 32, 34, 36, 42, 49, 57, 62, 68
Risk policies and practices 148
Risks

compliance 156

contingent liquidity 135

credit 89, 148, 190

credit spread 137, 154

elements in the loan portfolio 132a

foreign exchange 141

gap 138, 154

governance 148

insurance operations 142, 157

legal 156

liquidity and funding 134, 152

managing risk 83, 148

market 136, 153

operational 141, 156

pension 140, 155

profile 83

reputational 141, 157

security and fraud 157

top and emerging 9

Risk-weighted assets 25, 29, 41, 162

S
Securitisation 121, 151
Segmental analysis 214
Senior management 169
Sensitivity
projected net interest income 155
Share capital – notifiable interests 228
Shareholder enquiries 230
Share information 3
Share option plans 222
Directors 222
subsidiary company plans 225
HSBC Bank Bermuda 227
HSBC Finance 227
HSBC Private Bank France 226
Directors’ interests 221 employee share option plans 225
Shares in issue 225
Special purpose entities 209
Spread 15
Staff numbers 23, 42, 49, 55, 62, 68, 74
Statement of changes in equity (consolidated) 175
Statement of comprehensive income (consolidated) 172

Stock symbols 230
Strategic direction 8
Commercial Banking 32
Global Banking and Markets 34
Global Private Banking 36
Retail Banking and Wealth Management 30
Stress testing 154

T
Tax expense 24, 185
Telephone and online share-dealing service 230
Total shareholder return 3
Trading
assets 187 derivatives 201 income (net) 17 liabilities 206 portfolios 136, 154

U
Underlying performance 2, 10
US mortgage-related investigations 217

V
Value at risk 136, 153
Values 8

W
Wholesale lending 98

Y
Yield 15

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:	/s/ I J Mackay

Name: I J Mackay

Title: Chief Finance Director

5 August 2011